Exhibit 99.1
Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED MAY 3, 2017

Common Stock
(par value $0.01)
This Information Statement is being furnished to the stockholders of SEACOR Holdings Inc. (“SEACOR Holdings”) in connection with the planned distribution by SEACOR Holdings to its stockholders of all of the outstanding shares of common stock of its wholly-owned subsidiary, SEACOR Marine Holdings Inc. (“SEACOR Marine,” the “Company,” “we,” “us” or “our”).
SEACOR Holdings will distribute all of the outstanding shares of common stock of SEACOR Marine on a pro rata basis to holders of SEACOR Holdings common stock, which we refer to as the “distribution.” We refer to the separation of SEACOR Marine from SEACOR Holdings as the “separation” or the “spin-off.” Holders of SEACOR Holdings common stock as of 5:00 P.M., New York City time, on , 2017, the record date for the distribution, will be entitled to receive 1.007 shares of SEACOR Marine common stock for every share of SEACOR Holdings common stock held (based on the number of shares of SEACOR Holdings common stock outstanding as of April 24, 2017 ), as more fully described herein. Holders of SEACOR Holdings common stock will receive cash in lieu of any fractional share of SEACOR Marine common stock after application of the above ratio. The distribution will be made in book-entry form. We expect that the spin-off will be tax-free to SEACOR Holdings’ stockholders for U.S. federal income tax purposes. Immediately after the distribution is completed, we will be an independent, publicly traded company. No action will be required of you to receive shares of SEACOR Marine common stock, which means that:

•	we are not asking you for a proxy, and you should not send us a proxy;

•	you will not be required to pay for the shares of our common stock that you receive in the distribution; and

•	you do not need to surrender or exchange any of your SEACOR Holdings common stock in order to receive shares of our common stock, or take any other action in connection with the spin-off.
There is currently no trading market for our common stock. We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “SMHI.” We expect that a limited market, commonly known as a “when issued” trading market, for our common stock will develop on or shortly prior to the record date for the distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the distribution.
In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 19 for a discussion of certain factors that should be considered by recipients of our common stock.
We are an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act. See page 14.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is , 2017.

This Information Statement is being furnished solely to provide information to SEACOR Holdings’ stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of SEACOR Holdings. This Information Statement describes our business, our relationship with SEACOR Holdings and how the spin-off affects us and SEACOR Holdings and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”
You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

i

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF
Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” elsewhere in this Information Statement for a more detailed description of the matters described below.
All references in this Information Statement to “SEACOR Holdings” refer to SEACOR Holdings Inc., a Delaware corporation; all references in this Information Statement to “SEACOR Marine,” “the Company,” “we,” “us,” or “our” refer to SEACOR Marine Holdings Inc., a Delaware corporation and wholly-owned subsidiary of SEACOR Holdings. Throughout this Information Statement, we refer to the shares of SEACOR Holdings common stock, $0.01 par value per share, as “SEACOR Holdings common stock” or “SEACOR Holdings shares;” and the SEACOR Marine common stock, par value $0.01 per share, that will be distributed in the distribution as “SEACOR Marine common stock,” “our common stock” or “SEACOR Marine shares.”

Q:	What is the spin-off?

A:
The spin-off is the transaction of separating SEACOR Marine from SEACOR Holdings. Upon the spin-off, SEACOR Marine will be an independent operator of a fleet of offshore support vessels, which will serve the global offshore oil and gas exploration and production industry. SEACOR Holdings’ other remaining businesses will remain with SEACOR Holdings. The spin-off will be accomplished by distributing all outstanding shares of SEACOR Marine common stock pro rata to holders of SEACOR Holdings common stock. If all conditions to the effectiveness of the spin-off are met, then all of the outstanding shares of SEACOR Marine common stock will be distributed to holders of SEACOR Holdings common stock on the distribution date. Every share of SEACOR Holdings common stock outstanding as of the record date for the distribution will entitle its holder to receive 1.007 shares of SEACOR Marine common stock (based on the number of shares of SEACOR Holdings common stock outstanding as of April 24, 2017 ), which assumes that holders of the SEACOR Holdings Convertible Notes, as defined below, do not convert their notes prior to the record date for the spin-off. Following the spin-off, SEACOR Holdings will no longer hold any outstanding capital stock of SEACOR Marine, all of which will be held by SEACOR Holdings’ stockholders as of the record date, and SEACOR Marine will be an independent, publicly traded company. We have applied to list our common stock on the NYSE under the symbol “SMHI.”

Q:	What is the reason for the spin-off?

A:
SEACOR Holdings regularly reviews and evaluates the various businesses it operates and the fit that these businesses have within its overall portfolio to help ensure that resources are being put to use in a manner that is in the best interests of SEACOR Holdings and its stockholders. The separation of SEACOR Marine from SEACOR Holdings and the distribution of SEACOR Marine stock are intended to provide you with equity ownership in two separate, publicly traded companies that will be able to focus on each of their respective operating priorities and business strategies. This determination was made based on the SEACOR Holdings board of directors’ belief that the separation of our business from SEACOR Holdings’ other businesses would be the most efficient manner to distribute the business to SEACOR Holdings stockholders, and that separating us from SEACOR Holdings would provide financial, operational and managerial benefits to both SEACOR Holdings and us, including but not limited to the following:

•
Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of SEACOR Holdings and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential counterparties in our industry are typically more interested in receiving stock of a company whose value is tied directly to the offshore marine services business, rather than stock of a more diversified company whose value embodies a number of other businesses. Further, SEACOR Holdings believes that potential acquisition targets of some of its other businesses would be more interested in pursuing transactions in which they received stock whose value is not tied, in part, to the offshore marine services business.

•
Respective Management Teams Better Able to Focus on Business Operations. The separation will enable the management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are tailored to their respective businesses. Management’s strategies will be based on the specific business characteristics of the respective companies, without the need to consider the effects those decisions may have on the other businesses. SEACOR Holdings management spends significant time determining strategic, financial and operational requirements of each business, and how the company’s defined pool of capital will be allocated among its businesses. The SEACOR Holdings board of directors believes that the spin-off will allow each management team to focus on its respective priorities, increasing SEACOR Holdings’ and SEACOR Marine’s efficiency, productivity and leadership satisfaction.

•
Improved Management Incentive Tools. We expect to use equity-based incentive awards to compensate current and future employees. SEACOR Holdings believes that future compensation of our employees in the form of SEACOR Holdings equity does not serve the desired purpose of incentivizing our employees to maximize our profits because the relative performance and size of SEACOR Holdings’ other businesses would have a significant impact on the value of SEACOR Holdings equity-based compensation issued to our employees. Following the spin-off, appreciation in the value of shares underlying our equity-based awards granted to our employees will no longer be impacted by the performance of SEACOR Holdings’ other businesses. Rather, equity-based incentive awards granted to our employees will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align our employee interests with the interests of our stockholders. Certain members of our senior management have expressed a strong preference for receiving equity compensation tied solely to our performance. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel.

•
Enhanced Strategic and Operational Capabilities. Following the spin-off, SEACOR Holdings and SEACOR Marine will each have a more focused business and be better able to dedicate financial, managerial and other resources to leverage their respective areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. SEACOR Holdings has a defined pool of capital with which to develop its businesses and pursue new projects. Separating SEACOR Marine from the rest of SEACOR Holdings’ businesses will allow each business to make independent investment decisions based on its unique strategy and opportunities. We plan to focus on leveraging our strong liquidity, balance sheet and operational expertise to strategically grow through asset acquisitions. Without needing to compete with the capital allocation needs of SEACOR Holdings’ other businesses, we can opportunistically acquire offshore assets at attractive valuations, basing any investment decision solely on our independent long-term growth strategy.

In addition, the SEACOR Holdings board of directors believes that: (i) following the spin-off, the aggregate value of our common stock and SEACOR Holdings common stock should, over time and assuming favorable market conditions, exceed the pre-spin-off value of SEACOR Holdings common stock; (ii) the public markets and securities analysts have a difficult time evaluating SEACOR Holdings because of the inclusion of our business activities in its results; (iii) public market participants and securities analysts may not fully understand each of the business units currently operated by SEACOR Holdings; and (iv) it is difficult to compare SEACOR Holdings to companies that are engaged in only one business. SEACOR Holdings’ board of directors believes that: (i) the market value of SEACOR Holdings’ common stock does not accurately reflect the aggregate inherent value of its shipping, inland river and energy services businesses; (ii) that by separating us from SEACOR Holdings and creating an independent company focused on offshore marine services, while retaining its other businesses, investors and analysts should be better able to understand and evaluate the business strengths and future prospects of each company’s respective businesses; and (iii) a higher aggregate stock price may facilitate growth through acquisitions. Despite the belief of the SEACOR Holdings board of directors, we cannot assure you that following the spin-off, the aggregate value of our common stock and SEACOR Holdings common stock will ever equal or exceed the pre-spin-off value of SEACOR Holdings common stock and it is possible that our common stock will come under initial selling pressure, which could affect the value of our common stock in the near term. See “Risk Factors–Risks Related to our Common Stock–Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock.”
The SEACOR Holdings board of directors also considered a number of potentially negative factors in evaluating the separation including, in the case of (i) both companies, the potential for the complexity of the transaction to distract management of each company from executing on its business goals, increased operating and overhead costs in the aggregate, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the potential loss of administrative and other synergies, and the risk that the separation might not be completed, (ii) SEACOR Holdings, that the separation would eliminate from SEACOR Holdings the valuable offshore marine services business in a transaction that produces no direct economic consideration for SEACOR Holdings and (iii) us, the loss of our ability to obtain capital resources from SEACOR Holdings, the limitations placed on us as a result of the Tax Matters Agreement (as defined below) and other agreements expected to be entered into in connection with the spin-off, the initial costs of the separation and the ongoing costs of our operating as an independent, publicly traded company.
For further discussion of these and other considerations, see “The Spin-Off–Reasons for the Spin-Off.”

Q:	What are the material U.S. federal income tax consequences to me of the separation?

A:
It is a condition to the completion of the distribution that SEACOR Holdings obtain an opinion of Milbank, Tweed, Hadley & McCloy LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355 of the Internal Revenue Code (the “Code”). Assuming the separation so qualifies for U.S. federal income tax purposes, no gain or loss generally will be recognized by SEACOR Holdings in connection with the separation and no gain or loss will be recognized by you, and no amount will be included in your income upon the receipt of SEACOR Marine shares in the distribution. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of SEACOR Marine common stock. For more information regarding the opinion of counsel and the potential U.S. federal income tax consequences to SEACOR Holdings and to you of the separation, see the section entitled “The Spin-Off–Material U.S. Federal Income Tax Consequences.”

Q:	What will I receive in the spin-off?

A:
Each share of SEACOR Holdings common stock outstanding as of the record date for the distribution will entitle its holder to receive 1.007 shares of SEACOR Marine common stock (based on the number of shares of SEACOR Holdings common stock outstanding as of April 24, 2017 ), which assumes that holders of the SEACOR Holdings Convertible Notes do not convert their notes prior to the record date for the spin-off. For a more detailed description, see “The Spin-Off.”

Q:	Will I receive fractional shares of SEACOR Marine common stock in the distribution?

A:
Holders of SEACOR Holdings common stock will not receive fractional shares of SEACOR Marine common stock in the distribution. Fractional shares that SEACOR Holdings stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

Q:
What are holders of SEACOR Holdings 3.0% Convertible Senior Notes due 2028 (the “SEACOR Holdings 2028 Convertible Notes”) or 2.5% Convertible Senior Notes due 2027 (the “SEACOR Holdings 2027 Convertible Notes” and, together with the SEACOR Holdings 2028 Convertible Notes, the “SEACOR Holdings Convertible Notes”) entitled to in the spin-off?

A:
Holders of the SEACOR Holdings Convertible Notes are not entitled to participate in the spin-off solely by virtue of their holding these notes. Such holders will participate only if they have exercised their conversion rights under their notes and received SEACOR Holdings common stock prior to the record date for the spin-off. If holders of the SEACOR Holdings Convertible Notes have exercised their conversion rights and received SEACOR Holdings common stock prior to the record date for the spin-off, they will be entitled to participate in the spin-off in the same manner as any other holder of SEACOR Holdings common stock. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the spin-off?

A:
Approximately 17.7 million shares of our common stock will be distributed in the spin-off. The shares of our common stock to be distributed by SEACOR Holdings will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock–Common Stock.”

Q:	On what date did the SEACOR Holdings board of directors approve the spin-off and declare the spin-off dividend?

A:	The SEACOR Holdings board of directors approved the spin-off and declared the spin-off dividend on , 2017.

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City Time, on , 2017, which we refer to as the record date.

Q:	When will the separation be completed?

A:
The distribution date for the distribution, which is the date on which we will distribute shares of SEACOR Marine common stock, is expected to be , 2017. The separation will be completed pursuant to the terms of a distribution agreement (the “Distribution Agreement”) between SEACOR Holdings and SEACOR Marine. We expect that it will take the distribution agent, acting on behalf of SEACOR Holdings, up to ten days after the distribution date to fully distribute the shares of SEACOR Marine common stock to SEACOR Holdings stockholders, which will be accomplished in book-entry form. However, your ability to trade our common stock received in the distribution will not be affected during this time. It is also possible that factors outside our control, or a decision by SEACOR Holdings to terminate the Distribution Agreement pursuant to its terms, could require us to complete the separation at a later time or not at all. See “The Spin-Off.”

Q:	What do I have to do to participate in the distribution?

A:
No action will be required of SEACOR Holdings stockholders to receive shares of SEACOR Marine common stock, which means that (i) SEACOR Holdings is not seeking, and you are not being asked to send, a proxy, (ii) you will not be required to pay for the shares of SEACOR Marine common stock that you receive in the separation, and (iii) you do not need to surrender or exchange any shares of SEACOR Holdings common stock in order to receive shares of SEACOR Marine common stock or take any other action in connection with the distribution.

Q:	Does the SEACOR Holdings board of directors have the ability to amend, modify or abandon the distribution?

A:
Yes. The SEACOR Holdings board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution at any time prior to the distribution. If the terms of the spin-off are modified materially after the date of this Information Statement, we will promptly file a Form 8-K with the Commission detailing the modified terms of the spin-off.

Q:	Will SEACOR Marine have a relationship with SEACOR Holdings following the spin-off?

A:
In connection with the spin-off, we will enter into the Distribution Agreement and other agreements with SEACOR Holdings that will govern the relationship between us and SEACOR Holdings after the completion of the spin-off. The Distribution Agreement, in particular, will set forth our agreement with SEACOR Holdings regarding the principal transactions necessary to separate us from SEACOR Holdings. The Distribution Agreement will provide that on the distribution date, SEACOR Holdings will distribute to its stockholders, for every share of SEACOR Holdings common stock held by SEACOR Holdings stockholders, one share of our common stock multiplied by a fraction, the numerator of which is 17,671,356 and the denominator of which is the number of shares of SEACOR Holdings’ common stock outstanding at the time of the spin-off (as of April 24, 2017 , there were 17,550,658 shares of SEACOR Holdings common stock outstanding); or 1.007 shares per share of SEACOR Holdings Common Stock, assuming the Distribution Date was April 24, 2017 . SEACOR Holdings will distribute all shares of SEACOR Marine common stock in the distribution. See “The Spin-Off” for more information. It will also provide, among other things, (i) that we and SEACOR Holdings use commercially reasonable efforts to cause SEACOR Holdings to be released from any guarantees it has given to third-parties on our behalf, (ii) for the payment by us to SEACOR Holdings of a fee of 0.5% per annum of the amount of the obligation in respect of guarantees provided by SEACOR Holdings on our behalf that are not released prior to the spin-off, (iii) for the indemnification of SEACOR Holdings for payments made under any guarantees provided by SEACOR Holdings on our behalf to third-parties that are not released prior to the spin-off and (iv) for broad releases pursuant to which we will release SEACOR Holdings and its affiliates and indemnify and hold them harmless against any claims that arise out of or relate to the spin-off or the management of our business and affairs prior to the distribution date.

We will also enter into two transition services agreements (the “Transition Services Agreements”) with SEACOR Holdings pursuant to which we and SEACOR Holdings will continue to provide each other with certain support services on an interim basis and such other services as may be agreed to by us and SEACOR Holdings in writing from time to time. Prior to consummation of the spin-off, we will also enter into a tax matters agreement (the “Tax Matters Agreement”) and employee matters agreement (the “Employee Matters Agreement”) with SEACOR Holdings.
For a more detailed discussion of each of the agreements we will enter into with SEACOR Holdings in connection with the spin-off, see “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation.”

Q:	How will SEACOR Holdings equity awards be affected as a result of the spin-off?

A:
In connection with the spin-off, we currently expect that, subject to approval of the SEACOR Holdings board of directors, SEACOR Holdings outstanding equity-based compensation awards will generally be treated as follows:

Treatment of SEACOR Holdings Restricted Stock Awards
Unless determined otherwise with respect to certain key personnel, in connection with the spin-off, outstanding restricted stock awards of SEACOR Holdings common stock held by our employees and the employees of SEACOR Holdings that were granted under SEACOR Holdings equity incentive plans will generally be treated the same as other shares of SEACOR Holdings common stock in the spin-off, subject to certain vesting adjustments depending on the employee’s specific employing entity. Employees of SEACOR Holdings who are holders of these SEACOR Holdings restricted stock awards will be entitled to receive 1.007 fully vested shares of our common stock for each SEACOR Holdings restricted share held by such employee, which assumes that holders of the SEACOR Holdings Convertible Notes do not convert their notes prior to the record date for the distribution and that 17,550,658 shares of SEACOR Holdings common stock were outstanding as of the Distribution Date. For employees of SEACOR Holdings, all other terms of their SEACOR Holdings restricted stock awards will remain the same, including continued vesting of SEACOR Holdings restricted stock awards pursuant to the vesting schedule applicable to the current awards. Our employees will also receive the same amount of our shares in the distribution, except that such distribution will be subject to forfeiture if certain vesting requirements are not met (a “restricted distribution”). Each restricted distribution will continue to be subject to the same terms applicable to the SEACOR Holdings restricted stock awards to which such restricted distribution relates, including continued vesting pursuant to the current terms of the awards, except that our employees’ service with us or any of our subsidiaries will be deemed to be service with SEACOR Holdings. Restrictions applicable to the SEACOR Holdings restricted stock awards held by our employees will lapse at the time of the spin-off and vesting for those awards will accelerate for our employees.
Treatment of SEACOR Holdings Stock Options
Unless determined otherwise with respect to certain key personnel, SEACOR Holdings options held by our employees and employees of SEACOR Holdings will be adjusted based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR Holdings options held prior to the spin-off. For employees of SEACOR Holdings, the terms and conditions of these SEACOR Holdings options will remain the same, including continued vesting of SEACOR Holdings options pursuant to the vesting schedule applicable to the current option. For our employees, the vesting of these SEACOR Holdings options will be accelerated, and our employees will have 90 days following the date of the spin-off to exercise their SEACOR Holdings options. Any options held by our employees that have not been exercised at the end of this 90 day period will automatically be canceled for no consideration.
Other Treatment
SEACOR Holdings options held by certain individuals who are expected to join our board of directors in connection with the spin-off will be adjusted pursuant to the formula described above. The vesting of those SEACOR Holdings options will be accelerated in connection with the spin-off. However, those SEACOR Holdings options will remain exercisable for their full original ten-year term. Restrictions applicable to SEACOR Holdings restricted stock awards held by certain individuals who are expected to join our board of directors in connection with the spin-off will lapse in connection with the spin-off, and those individuals will receive fully vested shares of our common stock pursuant to the distribution (rather than a restricted distribution).
Our board may also grant stock options to purchase shares of our common stock and/or restricted stock awards shortly after consummation of the spin-off under a newly-established equity incentive plan.

Q:	Will the SEACOR Marine common stock be listed on a stock exchange?

A:
Although there is currently not a public market for our common stock, we have applied to list our common stock on the NYSE under the symbol “SMHI.” It is anticipated that trading of our common stock will commence on a “when-issued” basis on or shortly prior to the record date for the distribution. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction.

Q:	Will the distribution affect the trading price of my SEACOR Holdings common stock?

A:
Yes, the trading price of SEACOR Holdings common stock immediately following the distribution is expected to change because its trading price will no longer reflect the value of SEACOR Marine. However, we cannot provide you with any guarantees as to the price at which the SEACOR Holdings common stock will trade following the distribution. We also cannot assure you that following the spin-off the aggregate value of our common stock and SEACOR Holdings common stock will ever equal or exceed the pre-spin-off value of SEACOR Holdings common stock. For a more detailed discussion, see “Risk Factors–Risks Related to Our Common Stock.”

Q:	What indebtedness will SEACOR Marine have following the spin-off?

A:
Upon consummation of the spin-off, SEACOR Marine’s indebtedness will consist of $175.0 million in aggregate principal amount of the 3.75% Convertible Senior Notes due December 1, 2022 (the “3.75% Convertible Senior Notes”) as well as various secured equipment financing notes and borrowings under a secured credit facility supporting our wind farm utility vessels. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Indebtedness.”

Q:	Do I have appraisal rights in connection with the separation?

A:	No.

Q:	Who is the transfer agent for SEACOR Marine shares?

A:	American Stock Transfer & Trust Company.

Q:	Are there any risks in connection with the separation that I should consider?

A:	Yes. There are certain risks associated with the separation. These risk factors are discussed in more detail in the section titled “Risk Factors.”

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Tel: (800) 937-5449
Before the spin-off, if you have any questions relating to the Distribution, you should contact SEACOR Holdings at:
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, Florida 33316
Tel: (954) 523-2200
After the spin-off, if you have any questions relating to SEACOR Marine, you should contact us at:
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360
Telephone: (985) 876-5400

SUMMARY
This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. For a more complete understanding of our business and the spin-off, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this Information Statement. You should read this entire Information Statement carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections.
Our Company
We are among the leading providers of global marine and support transportation services to offshore oil and gas exploration, development and production facilities worldwide. We currently operate a diverse fleet of 183 support and specialty vessels, of which 133 are owned or leased-in, 34 are joint ventured, 13 are managed on behalf of unaffiliated third parties and three are operated under pooling arrangements. The primary users of our services are major integrated oil companies, large independent oil and gas exploration and production companies and emerging independent companies.
Specifically, our fleet features vessels that deliver cargo and personnel to offshore installations; provide field security services; handle anchors and mooring equipment required to tether rigs to the seabed; tow rigs and assist in placing them on location and moving them between regions; and carry and launch equipment such as remote operated vehicles (“ROVs”) used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, our vessels provide accommodations for technicians and specialists, and provide safety support and emergency response services. We also operate a fleet of liftboats in the U.S. Gulf of Mexico that primarily support well intervention, work-over, decommissioning and diving operations. To support non- oil and gas industry activity, we operate vessels primarily used to move personnel and supplies to offshore wind farms in Europe.
We consider ourselves value investors as it relates to acquiring new vessels and selling existing vessels. This strategy typically involves selling vessels in strong markets while deploying capital in periods of weakness. To that end, we have maintained a strong balance sheet throughout the various economic cycles to take advantage of opportunities as they arise.
Over the last several years, we have disposed of most of our old generation equipment while taking delivery of new vessels specifically designed to meet the changing requirements of our customers and the overall markets we serve. Since December 31, 2005, the average age of our fleet, excluding standby safety and wind farm utility vessels, has been reduced from 16 years to eleven years as of December 31, 2016 . Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared with older vessels, making them preferable to owners, customers and operators alike.
Over the past couple of years, our industry has experienced significant pressure on rates per day worked and utilization following the significant decrease in oil prices that began at the end of 2014. As a result, for the years ended December 31, 2016 , 2015 and 2014 , our revenues and net income (loss) were $215.6 million and $(132.0) million , $368.9 million and $(27.2) million , and $529.9 million and $48.1 million , respectively.

Equipment
The following table identifies the classes of vessels that comprise our fleet as of December 31, 2016 . “Owned” are majority owned and controlled by us. “Joint Ventured” are owned by entities in which we do not have a controlling interest. “Leased-in” may either be vessels contracted from leasing companies to which we may have sold such vessels or vessels chartered-in from other third-party owners. “Pooled” are owned by entities not affiliated with us with the revenues or results of operations of these vessels being shared with the revenues or results of operations of certain vessels of similar type owned by us based upon an agreed formula. “Managed” are owned by entities not affiliated with us but operated by us for a fee.

						Owned Fleet
	Owned(1)	Joint Ventured	Leased-in	Pooled or Managed	Total	Average Age	U.S.- Flag	Foreign- Flag
Anchor handling towing supply	11	1	4	9	25	16	8	3
Fast support	33	11	1	3	48	10	18	15
Supply	8	17	1	2	28	14	1	7
Standby safety	20	1	—	—	21	34	—	20
Specialty	3	1	—	2	6	13	—	3
Liftboats	13	—	2	—	15	14	13	—
Wind farm utility	37	3	—	—	40	7	—	37
	125	34	8	16	183	14	40	85
______________________

(1)	Excludes eight vessels retired and removed from service as of December 31, 2016.
As of December 31, 2016 , 41 of our owned and leased-in vessels were outfitted with dynamic positioning (“DP”) systems. DP systems enable vessels to maintain a fixed position in close proximity to a rig or platform. The most technologically advanced DP systems have enhanced redundancy in the vessel’s power, electrical, computer and reference systems enabling vessels to maintain accurate position-keeping even in the event of failure of one of those systems (“DP-2”) and, in some cases, in the event of fire and flood (“DP-3”).
For a description of the primary use and characteristics of each vessel type, see “Business–Equipment and Services” included elsewhere in this Information Statement.
The decrease in the price of oil that began in 2014 and continued throughout 2015 and 2016 has resulted in lower demand for our services globally, which in turn has resulted in a decrease in vessel utilization and day rates and a corresponding increase in the number of cold-stacked vessels. For the years ended December 31, 2016 , 2015 and 2014 , our fleet utilization was 54% , 69% and 81% , respectively. As of December 31, 2016 , 49 of our 133 owned and leased-in vessels were cold-stacked.
As of December 31, 2016 , in addition to our existing fleet, we had new construction projects in progress for 14 offshore support vessels, including:

•	nine U.S-flag DP-2 fast support vessels scheduled for delivery between the first quarter of 2017 and the second quarter of 2020;

•	three U.S.-flag DP-2 supply vessels scheduled for delivery between the first quarter of 2018 and the first quarter of 2019 (one of which may be purchased by a third party at their option); and

•	one foreign-flag wind farm utility vessel scheduled for delivery during 2017.
This new equipment will meet EPA Tier III environmental regulations. Vessels whose keel is laid after January 1, 2016 will have to meet EPA Tier IV environmental regulations, which we believe will add expense to the new construction of offshore support vessels, and may possibly be beyond current design capabilities.

Markets
We operate vessels in five principal geographic regions as noted in the following map. From time to time, our vessels are relocated between these regions to meet customer demand for our equipment. We sometimes participate in joint venture arrangements in certain geographic locations in order to enhance marketing capabilities and facilitate operations in certain foreign markets allowing for the expansion of our fleet and operations while diversifying risks and reducing capital outlays associated with such expansion.

SEACOR Marine Holdings Inc.
NORTH SEA
21
38
Lowestoft
IJmuiden
New York City
UNITED STATES
Lake Charles
Houston
Houma
49
Tampico
Mexico City
Dos Bocas
Ciudad del Carmen
LATIN AMERICA
18
Macaé
WEST AFRICA
20
Pointe-Noire
Luanda
MIDDLE EAST
Baku
Alexandria
Qatar (Doha)
Saudi Arabia (Al Khobar)
U.A.E. (Abu Dhabi and Dubai)
24
13
ASIA
Singapore
LEGEND
Offshore Headquarters — Americas
Offshore Headquarters — International
Offshore Marine Support
Offshore — Wind Farm Support
Number of vessels in region
REGION OF OPERATIONS
North Sea
Middle East & Asia
U.S.
Latin America
West Africa
As of 12/31/16

The table below sets forth vessel types by geographic regions as of December 31, 2016.

United States, primarily Gulf of Mexico:
Anchor handling towing supply	10
Fast support	19
Supply	4
Specialty	1
Liftboats	15
49
Africa, primarily West Africa:
Anchor handling towing supply	5
Fast support	10
Supply	4
Specialty	1
20
Middle East and Asia:
Anchor handling towing supply	10
Fast support	14
Supply	7
Specialty	4
Wind farm utility	2
37
Brazil, Mexico, Central and South America:
Fast support	5
Supply	13
18
Europe, primarily North Sea:
Standby safety	21
Wind farm utility	38
59
Total Foreign Fleet	134
Total Fleet	183
See “Business–Markets” for additional information on our geographic operating regions.
Strengths and Strategies
We believe our diverse and versatile fleet, experience, long-standing relationships with industry participants, liquidity and capital structure position us to identify and take advantage of attractive acquisition opportunities in any vessel class in both the international and Jones Act markets.
Our primary objectives are to grow our business profitably and achieve success as a leading owner and operator of offshore supply vessels.
Our Competitive Strengths
Well-positioned to Capitalize on Recovery in Offshore Drilling Activity. We believe our key strengths, particularly in light of current oil prices and reduced levels of activity in the offshore sector, are our strong and relatively liquid balance sheet, and diversity of assets and geographic operations. In addition we believe that our long-standing customer relationships and industry reputation will allow us to capitalize on an improved market. Low oil prices and the subsequent decline in offshore exploration have resulted in the worst offshore oil services market in decades, and consequently, many operators in the industry are restructuring or liquidating assets. We believe we are an ideal partner for sellers of assets that need an operator with local presence wherever those assets may be located. We view our current capitalization as a benefit in acquiring assets at cyclically low prices and also providing support for retaining or paying for certification of vessels in anticipation of recovering activity or working in spot markets which are characterized by short term charters.
History of Active Fleet Management and Sound Financial Discipline. We are a leading owner and operator of offshore supply vessels, with one of the strongest and most liquid capital structures in the industry. We have a history of improving both our margins and scale through strategic acquisitions and dispositions while maintaining balance sheet discipline and liquidity. Meaningful cost reduction measures have allowed us to manage the recent downturn in offshore activity while making opportunistic investments through disciplined capital expenditures and acquisitions. We believe our balance sheet provides operational flexibility, mitigates risk and supports future growth opportunities in the offshore space while valuations are at cyclical lows. We have the industry knowledge, financial strength, experience, reputation and relationships to be a platform for consolidation, and to effectively expand and diversify our fleet.
Diverse and High Quality Offshore Fleet Well-suited for Customer Demand. Our fleet is comprised of a broad range of asset classes, and is among the most diverse and versatile in the industry. We design our offshore support vessels to meet the highest capacity and performance needs of our clients’ drilling and production programs, and regularly upgrade our fleet to improve capability, reliability and customer satisfaction. Our fleet consists of vessels that can provide the greatest functional flexibility for the varied needs of the geographically diverse regions in which we operate. We believe that we operate one of the youngest fleets of offshore vessels. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, diverse and technologically advanced vessels gives us a competitive advantage in obtaining customer contracts and in attracting and retaining crews.
Geographic Diversity and Leading Presence in Core International Markets . Our global operational footprint provides a distinct competitive advantage, and is mirrored by very few competitors. We have a strategic and diverse footprint, with operations in five primary regions including the U.S. (primarily Gulf of Mexico), Africa (primarily West Africa), the Middle East, Brazil, Mexico, Central and South America, Europe (primarily North Sea), and Asia. We have been strategically reducing our exposure to the U.S., from 54 assets in 2013 to 49 as of December 31, 2016 , while increasing our exposure to the Middle East and Asia, from 25 vessels in 2013 to 37 as of December 31, 2016 . From time to time, vessels are relocated between these regions to meet customer demand for equipment. We have been at the forefront of operating high speed aluminum hull vessels oriented to passenger transport and have exported this concept to international regions such as the Middle East and West Africa with the intent to expand this service. Additionally, we believe our vessels are attractive as supply vessels in locales such as the Middle East, where the demand for such vessels is strong because of their combination of shallow-draft and relative large on-deck and below-deck capacities.
Favorable Long-term Macro Trends. We are poised to benefit from increased oil production globally driven by a variety of macro trends. We believe underspending by oil producers during the current industry downturn will lead to pent up demand for maintenance and growth capital expenditure. While alternative forms of energy may gain a foothold in the very long term, for the foreseeable future, we believe demand for gasoline and oil as well as demand for electricity from natural gas will increase. Growing hydrocarbon demand and depletion of existing offshore fields will require continued drilling, and improved extraction technologies are continuing to benefit offshore drilling.
Commitment to Safety and Quality. We have a history of successful compliance with all applicable safety regulations. Safety is an extremely important consideration for oil and gas operators, and our safety record is a strong competitive advantage for us when competing for business.
Experienced Management Team with Proven Track Record. Our executive management team, on average, has over 20 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions, and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions.
Our Strategy
Become a Leader in the Consolidation of the Offshore Marine Industry. Our primary objectives are to grow our business profitably, focusing on risk adjusted return on shareholder equity by achieving success as a leading owner, operator, and investor in offshore supply vessels and being a focal point for consolidation of the industry. We believe that the industry could begin a period of consolidation (although there is no assurance we will be a participant), and that many assets could be sold at distressed prices. We envision consolidation occurring via the purchase of discrete assets or business combinations. We believe consolidation via business combinations can be particularly beneficial to certain operators by allowing them to save the overhead associated with corporate administration and also administration of operations particular in regions such as West Africa, the Arabian Gulf, U.S. Gulf of Mexico, Mexico and Asia, all of which are regions where we presently operate. We believe additional benefits would accrue when business combinations join fleets that have equipment of similar type, thereby allowing rationalizing of deployment in over-supplied markets and efficiencies in using the assets that are in the best condition requiring the least incremental maintenance. Although there is no assurance that business combinations can produce the savings or fleet rationalization benefits we hope to achieve, we will continue to evaluate opportunities as they present themselves.
Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We are active managers of equipment and buy and sell vessels opportunistically. Our focus in managing our fleet is threefold: (i) accumulating vessels that are similar to our fleet profile, (ii) accumulating vessels in regions where we believe we have an operational advantage as a result of our global footprint, and (iii) using our capital and access to capital to diversify our fleet and acquire assets on favorable terms. We actively manage our capital through opportunistic acquisitions and dispositions and aspire to achieve above-market returns. Using our commercial, financial and operational expertise, we will seek to grow our fleet through the timely and selective acquisition of secondhand vessels and newbuild contracts. We also intend to engage in opportunistic dispositions when we can achieve attractive values for our vessels relative to our assessment of their anticipated future earnings from operations. As one of the few remaining well-capitalized, global operators of offshore vessels, we believe we are an ideal partner for banks when they are foreclosing on assets and need an operator with local presence.
Periodically Sell Equipment. We believe that an integral aspect of our business is “trading equipment.” Since our inception in 1989, we have purchased over 515 vessels, either as individual asset acquisitions or via business combinations, built over 130 new vessels and sold over 555 vessels to various purchasers, including competitors, joint ventures, leasing companies and users outside of the oil and gas industry.
Selective Use of Joint Ventures to Expand Our Geographic Reach and Market Expertise . In order to meet our customers’ needs, we will continue to cultivate and develop partners to gain access to local markets and expand our capabilities. While we are the majority owner of many types of marine assets, we also manage the equipment of third party owners or own a portion of assets through joint ventures. These arrangements enable us to have a larger market presence, as well as earn management fees, which boost and stabilize our cash flows. Our joint ventures have provided us with valuable partnerships both domestically and internationally. As of December 31, 2016 , SEACOR Marine had $138.3 million invested in 16 joint ventures, which own $630.8 million of net property and equipment at book value.
Maintain Focus on Niche Markets and Services. Our fleet consists of vessels designed to perform different missions. Although we own some “generic” vessels typical of larger global and U.S. fleets, such as platform supply vessels serving deep water drilling and production facilities and towing supply vessels serving jack-up rigs working in international markets, we have in the past and will continue to design or acquire vessels for more narrow missions. Our recent capital commitments have been to vessels that transport personnel; however, we are not committed to a single asset type or even a particular variety of assets, as our primary focus is meeting customer demands and the potential returns that can be generated by an asset.
Optimize Vessel Revenue and Cash Returns through a Combination of Time Charters and Spot Market Exposure. Our generally preferred approach to chartering our fleet is to take relatively short term employment or remain in the spot market when rates are depressed, and hold back long term commitments until rates improve. However, we continually weigh the benefits of utilization, even at sub-optimal rates, against the time required for better margins to return, and the cost of cold-stacking. We apply the same logic to opportunistic vessel purchases, especially in down markets such as the market we are currently experiencing. We remain prudent when evaluating new vessel purchases that could be idle for an indeterminate period, despite having long term potential.
Maintain a Balance Sheet with a Moderate use of Leverage. We plan to finance our future vessel acquisitions with a mix of debt and equity, but intend to adhere to our past practice of having modest net debt (debt in excess of cash on hand). By maintaining moderate levels of leverage, we expect to retain greater flexibility to operate our vessels under shorter spot or period charters than may be appropriate or possible for competitors with more leverage. Charterers have increasingly favored financially solid vessel owners. We believe that our balance sheet strength enables us to access more favorable chartering opportunities, as well as gives us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards.
Risks Associated with Our Business
Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety. These risks include, but are not limited to, the following:

•	the effect of the spin-off on our business relationships, operating results and business generally;

•	we are exposed to fluctuating prices of oil and decreased demand for oil and gas;

•	demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry;

•	changes in commodity prices and in particular prices of oil and natural gas can materially impact the demand for our services;

•	demand for our services is cyclical, not just due to cycles in the oil and gas business but also due to fluctuation in government programs and spending, as well as overall economic conditions;

•	the cost of exploring for, producing and delivering oil and natural gas offshore and the relative cost of, and success in, doing so on land;

•	the offshore marine services industry is subject to intense competition;

•	failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers;

•
we rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business and results of operations and no assurance can be given that we will be able to maintain these and other customer relationships after the spin-off;

•	consolidation of our customer base could adversely affect demand for our services and reduce our revenues;

•	operational risks including, but not limited to, equipment failure and negligence could adversely affect our results of operations and in some instances expose us to liability;

•
increased domestic and international laws and regulations may adversely impact us, and we may become subject to additional international laws and regulations in the event of high profile incidents, such as the Deepwater Horizon drilling rig accident and resulting oil spill;

•
if we do not restrict the amount of ownership by non-U.S. citizens of our common stock, we could be prohibited from operating vessels in the U.S. coastwise trade, which could have a material adverse effect on our business, our financial condition and results of operations;

•	the Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion to restrict the leasing of offshore resources for the production of oil and gas;

•	our operations involve risks that may not be covered by our insurance or our insurance may be inadequate to protect us from the liabilities that could arise; and

•	if our employees were to unionize, our operating costs could increase.
Relationship with SEACOR Holdings
We are a subsidiary of SEACOR Holdings, a NYSE-listed company that is in the business of owning, operating, investing in and marketing equipment, primarily in the marine transportation and services industries. After giving effect to the spin-off, we will be an independent, publicly traded company. For more information on our relationship with SEACOR Holdings, see “Certain Relationships and Related Party Transactions.”
We have only one class of common stock issued and outstanding, all of which is owned by SEACOR Holdings, and no preferred stock is outstanding.
Immediately before the declaration by the board of directors of SEACOR Holdings of the spin-off dividend, we will enter into a Distribution Agreement, the form of which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part, and several other agreements with SEACOR Holdings and its subsidiaries related to the spin-off including two Transition Services Agreements, an Employee Matters Agreement and a Tax Matters Agreement. These agreements will govern the relationship between us and SEACOR Holdings after the completion of the spin-off.
For a description of these agreements see “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation.”
Indebtedness
3.75% Convertible Senior Notes
In December 2015, we issued $175.0 million aggregate principal amount of our 3.75% Convertible Senior Notes to investment funds managed and controlled by the Carlyle Group pursuant to a note purchase agreement (the “Note Purchase Agreement”). The 3.75% Convertible Senior Notes mature on December 1, 2022 and bear interest at a rate of 3.75% per annum. Interest on the 3.75% Convertible Senior Notes is payable semi-annually in arrears on December 15 and June 15 of each year, commencing June 15, 2016. Following the spin-off, holders of the 3.75% Convertible Senior Notes will be entitled to convert the principal amount of their outstanding 3.75% Convertible Senior Notes into shares of SEACOR Marine’s common stock at a conversion rate of 23.26 shares of SEACOR Marine common stock per $1,000 principal amount of the 3.75% Convertible Senior Notes through November 29, 2022, subject to certain limited restrictions and anti-dilution adjustments. Assuming the Carlyle Group converted the entire principal amount of the 3.75% Convertible Senior Notes, the Carlyle Group would hold approximately 18.7% of the shares of SEACOR Marine common stock on a post conversion basis based on the number of shares outstanding as of the date hereof.

Other
We have various other obligations including secured equipment financing notes for certain vessels and borrowings under a secured credit facility supporting our wind farm utility vessel fleet. Aggregate outstanding borrowings under these notes and facilities was $74.0 million as of December 31, 2016 . These borrowings have maturities ranging from 2016 through 2021, have fixed and variable interest rates ranging from 2.8% to 4.0% as of December 31, 2016 , and require periodic payments of interest and principal.
For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Indebtedness” included elsewhere in this Information Statement.
Corporate Information
We are a Delaware corporation and a wholly-owned subsidiary of SEACOR Holdings. After giving effect to the spin-off, we will be an independent, publicly traded company. SEACOR Marine Holdings Inc. was incorporated in the State of Delaware on December 15, 2014. Our principal executive office is located at 7910 Main Street, 2nd Floor, Houma, LA 70360, and our telephone number is (985) 876-5400. Our website address is www.seacormarine.com. Information contained on, or connected to, our website or SEACOR Holdings’ website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
Emerging Growth Company
We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “Emerging Growth Companies.” These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act provides that an “Emerging Growth Company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “Emerging Growth Company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We do not intend to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies. Our election not to take advantage of the extended transition period is irrevocable.
We could remain an “Emerging Growth Company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

SUMMARY OF THE SPIN-OFF
The following is a summary of the terms of the spin-off. See “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	SEACOR Holdings Inc. After the distribution, SEACOR Holdings will not own any shares of SEACOR Marine Holdings Inc.
Distributed company	SEACOR Marine Holdings Inc.
Primary purposes of the spin-off
The SEACOR Holdings board of directors believes that separating SEACOR Marine from SEACOR Holdings will (i) allow SEACOR Holdings and SEACOR Marine to use equity that relates to their respective businesses to undertake desired acquisitions, (ii) enhance SEACOR Marine’s ability to attract, retain, and properly incentivize key employees with SEACOR Marine equity-based compensation and (iii) focus management of each of SEACOR Marine and SEACOR Holdings by reducing the competition for capital allocations.

Distribution ratio
Each share of SEACOR Holdings common stock outstanding as of , 2017, the record date for the distribution, will entitle its holder to receive 1.007 shares of SEACOR Marine common stock based on the number of shares of SEACOR Holdings common stock outstanding as of April 24, 2017, which assumes that none of the holders of the SEACOR Holdings Convertible Notes choose to convert their notes prior to the record date for the distribution. We expect approximately 17.7 million shares of our common stock will be distributed in the spin-off. See “The Spin-Off.” We do not expect the amount of shares of SEACOR Holdings common stock outstanding to change significantly between April 24, 2017 and the Distribution Date, although no assurance can be given that this will be th case or that holders of SEACOR Holdings convertible notes will not convert such into SEACOR Holdings common stock before the Distribution Date.

Securities to be distributed	All of the shares of SEACOR Marine common stock owned by SEACOR Holdings, which will be 100% of our common stock.
Treatment of stock-based awards
In connection with the distribution, we currently expect that, subject to approval by the SEACOR Holdings board of directors, SEACOR Holdings equity-based compensation awards will generally be treated as follows:

Treatment of SEACOR Holdings Restricted Stock Awards. Unless determined otherwise with respect to certain key personnel, in connection with the spin-off, outstanding restricted stock awards of SEACOR Holdings common stock held by our employees and the employees of SEACOR Holdings that were granted under SEACOR Holdings equity incentive plans will generally be treated the same as other shares of SEACOR Holdings common stock in the spin-off, subject to certain vesting adjustments depending on the employee’s specific employing entity. Employees of SEACOR Holdings who are holders of these SEACOR Holdings restricted stock awards will be entitled to receive 1.007 fully vested shares of our common stock for each SEACOR Holdings restricted share held by such employee, which assumes that holders of the SEACOR Holdings Convertible Notes do not convert their notes prior to the record date for the distribution. For employees of SEACOR Holdings, all other terms of their SEACOR Holdings restricted stock awards will remain the same, including continued vesting of SEACOR Holdings restricted stock awards pursuant to the vesting schedule applicable to the current awards. Our employees will also receive the same amount of our shares in the distribution, except that such distribution will be a restricted distribution. Each restricted distribution will continue to be subject to the same terms applicable to the SEACOR Holdings restricted stock awards to which such restricted distribution relates, including continued vesting pursuant to the current terms of the awards, except that our employees’ service with us or any of our subsidiaries will be deemed to be service with SEACOR Holdings. Restrictions applicable to the SEACOR Holdings restricted stock awards held by our employees will lapse at the time of the spin-off and vesting for those awards will accelerate for our employees.

Treatment of SEACOR Holdings Stock Options. Unless determined otherwise with respect to certain key personnel, SEACOR Holdings options held by our employees and employees of SEACOR Holdings will be adjusted based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR Holdings options held prior to the spin-off. For employees of SEACOR Holdings, the terms and conditions of these SEACOR Holdings options will remain the same, including continued vesting of SEACOR Holdings options pursuant to the vesting schedule applicable to the current option. For our employees, the vesting of these SEACOR Holdings options will be accelerated, and our employees will have 90 days following the date of the spin-off to exercise their SEACOR Holdings options. Any options held by our employees that have not been exercised at the end of this 90 day period will automatically be canceled for no consideration.

Other Treatment. SEACOR Holdings options held by certain individuals who are expected to join our board of directors in connection with the spin-off will be adjusted pursuant to the formula described above. The vesting of those SEACOR Holdings options will be accelerated in connection with the spin-off. However, those SEACOR Holdings options will remain exercisable for their full original ten-year term. Restrictions applicable to SEACOR Holdings restricted stock awards held by certain individuals who are expected to join our board of directors in connection with the spin-off will lapse in connection with the spin-off, and those individuals will receive fully vested shares of our common stock pursuant to the distribution (rather than a restricted distribution).

Our board may also grant stock options to purchase shares of our common stock and/or restricted stock awards shortly after consummation of the spin-off under a newly-established equity incentive plan.

Record date	The record date for the distribution is 5:00 p.m., New York City Time, on , 2017.
Distribution date	The distribution date is, 2017.
The spin-off
On the distribution date, SEACOR Holdings will release all of the shares of SEACOR Marine common stock to the distribution agent to distribute to SEACOR Holdings stockholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to 10 days to electronically issue shares of SEACOR Marine common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of SEACOR Holdings common stock or take any other action to receive your shares of SEACOR Marine common stock.

Trading market and symbol
We have applied to list our common stock on the NYSE under the ticker symbol “SMHI.” We anticipate that, shortly prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Spin-Off–Manner of Effecting the Spin-Off.”

Dividend policy
While we do not intend on paying a dividend to our stockholders for the foreseeable future, holders of shares of SEACOR Marine common stock will be entitled to receive dividends when, or if, declared by SEACOR Marine’s board of directors out of funds legally available for that purpose. See “Dividend Policy.”

Tax consequences to SEACOR Holdings stockholders
SEACOR Holdings stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the distribution except with respect to cash received in lieu of a fractional share of SEACOR Marine common stock. See “The Spin-Off–Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the distribution. Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including any U.S., state, local or foreign income tax consequences of the distribution.

Certain restrictions
In general, under the Tax Matters Agreement we will enter into with SEACOR Holdings, we may not take any action that would jeopardize the favorable tax treatment of the distribution. In addition, except in certain specified transactions, we may not, during a two-year period following the distribution, sell or issue a substantial amount of, or redeem, our equity securities, sell or dispose of a substantial portion of our assets, liquidate or merge or consolidate with any other person unless we have obtained the approval of SEACOR Holdings or provided SEACOR Holdings with an IRS ruling or an unqualified opinion of tax counsel to the effect that such sale, issuance or redemption or other identified transaction will not affect the tax-free nature of the distribution.

Transfer Agent	American Stock Transfer & Trust Company, LLC.
Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” in this Information Statement.

SUMMARY HISTORICAL FINANCIAL DATA
The following tables set forth our summary historical financial data as of and for the periods indicated. We derived the summary historical financial data presented below as of December 31, 2016 and 2015 and for the years ended December 31, 2016 , 2015 and 2014 from our audited consolidated and combined financial statements included elsewhere in this Information Statement.
We were formed on January 1, 2015 to hold the assets of SEACOR Holdings that comprised its offshore marine business segment. Our financial statements for periods prior to January 1, 2015 represent the combined results of operations, financial condition and cash flow of the group of entities that comprised SEACOR Holdings’ offshore marine business segment for those prior periods.
Our historical results are not necessarily indicative of future operating results. Certain expenses of SEACOR Holdings reflected in our financial data were allocated to us for certain functions, including general corporate expenses. These expenses will likely not be representative of the future costs we will incur as an independent public company. In addition, our historical results do not reflect changes that we expect to experience in the future as a result of our separation from SEACOR Holdings, including changes in our cost structure, personnel needs, tax structure, financing and business operations necessary to allow us to operate as a stand-alone public company. You should read the information set forth below in conjunction with “Selected Historical Consolidated and Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated and combined financial statements and the related notes included elsewhere in this Information Statement.

	For the years ended December 31,
	2016	2015	2014
	$’000’s(1)	$’000’s(1)	$’000’s(1)
Operating Revenues	$215,636	$368,868	$529,944
Operating Income (Loss)	$(174,888)	$(38,935)	$68,429
Other Expense, Net	$(15,417)	$(13,641)	$(8,876)
Net Income (Loss) attributable to SEACOR Marine Holdings Inc.	$(132,047)	$(27,249)	$48,076
Loss Per Common Share of SEACOR Marine Holdings Inc.:
Basic and Diluted	$(7.47)	$(1.54)	N/A
Statement of Cash Flows Data - provided by (used in):
Operating activities	$(29,186)	$20,203	$68,909
Investing activities	(16,858)	(88,203)	93,036
Financing activities	15,590	115,101	(87,748)
Effects of exchange rates on cash and cash equivalents	(2,479)	(1,628)	(2,281)
Capital expenditures (included in investing activities)	(100,884)	(87,765)	(83,513)
_____________________

(1)	Except per share data.

	As of December 31,
	2016	2015
	$’000’s	$’000’s
Balance Sheet Data:
Cash, cash equivalents, restricted cash, marketable securities and construction reserve funds	$237,119	$318,363
Total assets	1,015,119	1,208,150
Long-term debt, less current portion	217,805	181,340
Total SEACOR Marine Holdings Inc. stockholder’s equity	544,611	681,900

RISK FACTORS
You should carefully consider the risks described below, together with all of the other information included in this Information Statement, in evaluating the Company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.
Risk Factors Related to Our Business and Industry
We are exposed to fluctuating prices of oil and decreased demand for oil.
The market for our offshore support services is impacted by the comparative price for exploring, developing, and producing oil, by the supply and cost of natural gas and by the corresponding supply and demand for oil, both globally and regionally. Among other factors, the increased supply of oil and natural gas from the development of new oil and natural gas supply sources and technologies to improve recovery from current sources, particularly shale, have reduced the price of oil. The advent of electric cars, development of alternative sources of energy to hydrocarbons, such as solar and wind power, could also diminish the demand for oil and natural gas. Such diminution of demand could place continued or additional pressure on the price of oil and therefore demand for our services, as developing offshore oil fields, particularly in deep waters, is one of the most expensive sources of hydrocarbons. Other factors that influence the supply and demand of and the relative price of oil include operational issues, natural disasters, weather, political instability, conflicts, foreign exchange rates, economic conditions and actions by major oil-producing countries. The price of oil and the relative cost to extract, proximity to market and political imperatives of countries with offshore deposits affect the willingness to commit investment for contract drilling rigs and offshore support vessels used for offshore exploration, field development and production activities, which in turn affects our results of operations. Prolonged periods of low oil and gas prices or rising costs result in projects being delayed or canceled and can give rise to impairments of our assets.
Beginning in the second half of 2014 and through the beginning of 2016, the price of oil dropped significantly, from a high of $107 per barrel during 2014 to a twelve-year low of less than $27 per barrel in February 2016 (on the New York Mercantile Exchange). While prices have recovered recently, they still remain depressed. As of March 31, 2017, the price per barrel was approximately $50.00. When our customers experience low commodity prices or come to believe that they will be low in the future, they generally reduce their capital spending for offshore drilling, exploration and field development. Since 2014, offshore activity has been declining. The significant decrease in oil and natural gas prices continues to cause a reduction in many of our customers’ exploratory, drilling, completion and other production activities and, as a result, related spending on our services. Because a prolonged material downturn in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans for exploration and production, the duration of reduced activity will likely continue for some time and we believe will continue to result in a corresponding decline in demand for our offshore support services. As such, our overall fleet utilization for the years ended December 31, 2016 , 2015 and 2014 , was 54% , 69% and 81% , respectively. The prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and gas prices or otherwise, has materially and adversely affected us by negatively impacting our fleet utilization, which in turn has negatively affected our revenues, cash flows and profitability, the fair market value of our vessels and our ability to obtain additional debt or equity capital to finance our business. It could also affect the collectability of our receivables and our ability to retain skilled personnel. Periods of low activity intensify price competition in the industry and can lead to our vessels being idle for long periods of time.
We have in the past and may in the future take impairment charges related to our property and equipment.
During the year ended December 31, 2016 , we determined the carrying values of our anchor handling towing supply fleet, supply fleet, liftboat fleet, retired and removed from service vessels, and certain other individual vessels were not recoverable based on an estimate of their future undiscounted cash flows. As a result, we recognized aggregate impairment charges of $119.7 million to reduce their carrying values to estimated fair value based on values established by independent appraisers and other market data such as recent sales of similar vessels. The valuation methodology applied by the appraisers was an estimated cost approach less (i) estimated economic depreciation for comparably aged and conditioned assets and (ii) estimated economic obsolescence based on market data or utilization trending of the vessels over the prior two years compared with 2014 (see “Consolidated and Combined Time Charter Operating Data” for historical fleet utilization statistics included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations” elsewhere in this Information Statement and “Note 10. Fair Value Measurements” in our audited consolidated and combined financial statements included elsewhere in this Information Statement for our fair value measurement determinations). If market conditions further decline from the depressed utilization and rates per day worked experienced over the last two years, fair values based on future appraisals could decline significantly.
In addition, if difficult market conditions persist and an anticipated recovery is delayed beyond our expectation, further deterioration in the fair value of vessels already impaired or revisions to our forecasts may result in us recording additional impairment charges related to our long-lived assets in future periods.

Demand for many of our services is impacted by the level of activity in the offshore oil and natural gas exploration, development and production industry.
The level of offshore oil and natural gas exploration, development and production activity has historically been volatile. This volatility is likely to continue. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control, including:

•	general economic conditions, including recessions and the level of activity in energy-consuming markets;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	assessments of offshore drilling prospects compared with land-based opportunities;

•	the cost of exploring for, producing and delivering oil and natural gas offshore and the relative cost of, and success in, doing so on land;

•	consolidation of oil and gas and oil service companies operating offshore;

•	worldwide supply and demand for energy, petroleum products and chemical products;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	federal, state, local and international political and economic conditions, and policies including cabotage and local content laws;

•	technological advancements affecting exploration, development, energy production and consumption;

•	the ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of oil and natural gas production by non-OPEC countries;

•	international sanctions on oil producing countries and the lifting of certain sanctions against Iran;

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civil unrest and the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities involving the Middle East, Russia, other oil-producing regions or other geographic areas or further acts of terrorism in the United States or elsewhere;

•	weather conditions;

•	environmental regulation;

•	regulation of drilling activities and the availability of drilling permits and concessions; and

•	the ability of oil and natural gas companies to generate or otherwise obtain funds for capital projects.
The prolonged material downturn in oil and natural gas prices has caused a substantial decline in expenditures for exploration, development and production activity, which has resulted in a decline in demand and lower rates for our offshore energy support services and, in turn, lower utilization levels over the last two years. The continuation or worsening of such decrease in activity is likely to further reduce our day rates and our utilization, which would in turn affect our results of operations and cash flows. In addition, an increase in commodity demand and prices will not necessarily result in an immediate increase in offshore or petroleum drilling activity since our customers’ project development lead and planning times, reserve replacement needs, expectations of future commodity demand, prices and supply of available competing vessels all combine to affect demand for our vessels.
Moreover, for the years ended December 31, 2016 , 2015 and 2014 , approximately 15% , 28% and 43% , respectively, of our operating revenues were earned in the U.S. Gulf of Mexico. Historically, we have been and continue to be dependent on levels of activity in that region, which may differ from levels of activity in other regions of the world due to more localized factors. Although we have some ability to shift the location of our assets, it is unlikely that we would be able to shift a sufficient number of assets from the U.S. Gulf of Mexico to counter a significant localized downturn in activity.
Unconventional crude oil and natural gas sources and improved economics of producing natural gas and oil from such sources has and will likely continue to exert downward pricing pressures on the price of crude oil and natural gas.
The rise in production of crude oil and gas from shale in North America and the commissioning of a number of new large Liquefied Natural Gas export facilities around the world are, at least to date, the primary contributors to an over-supplied natural gas market and a similar environment for the crude oil market. While production of crude oil and natural gas from unconventional sources is still a relatively small portion of the worldwide crude oil and natural gas production, improved drilling efficiencies are lowering the costs of extraction from these sources. The rise in production of natural gas and oil from these sources not only affects the price of oil but can also result in a reduction of capital invested in offshore oil and gas exploration. Because we provide vessels servicing offshore oil and gas exploration, a significant reduction in investments in offshore exploration and development in favor of investments in these unconventional resources could have a material adverse effect on our financial position, results of operations, cash flows and growth prospects.
Difficult economic conditions and volatility in the capital markets could materially adversely affect us.
The success of our business is both directly and indirectly dependent upon conditions in the global financial markets and economic conditions throughout the world that are outside our control and difficult to predict. Factors such as commodity prices, interest rates, availability of credit, inflation rates, changes in laws (including laws relating to taxation), trade barriers, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) can have a material negative impact on our business and investments, which could reduce our revenues and profitability. Uncertainty about global economic conditions may lead or require businesses to postpone capital spending in response to tighter credit and reductions in income or asset values and to cancel or renegotiate existing contracts because their access to capital is impeded. This would in turn affect our profitability or results of operations. These factors may also adversely affect our liquidity and financial condition and the liquidity and financial conditions of our customers. Volatility in the conditions of the global economic markets can also affect our ability to raise capital at attractive prices. Our ongoing exposure to credit risks on our accounts receivable balances are heightened during periods when economic conditions worsen. We have procedures that are designed to monitor and limit exposure to credit risk on our receivables; however, there can be no assurance that such procedures will effectively limit our credit risk and avoid losses that could have a material adverse effect on our financial position, results of operations, cash flows and growth prospects. Unstable economic conditions may also increase the volatility of our stock price.
Failure to maintain an acceptable safety record may have an adverse impact on our ability to retain customers.
Our customers consider safety and reliability a primary concern in selecting a service provider. We must maintain a record of safety and reliability that is acceptable to our customers. Should this not be achieved, the ability to retain current customers and attract new customers may be adversely affected, which in turn could affect our financial position, results of operations, cash flows and growth prospects.
There is a high level of competition in the offshore marine service industry.
We operate in a highly competitive industry, and the competitive nature of our industry and excess supply of equipment is currently depressing charter and utilization rates. A prolonged period of depressed rates could adversely affect our financial performance. We compete for business on the basis of price, reputation for quality service, quality, suitability and technical capabilities of our vessels, availability of vessels, safety and efficiency, cost of mobilizing vessels from one market to a different market, and national flag preference. In addition, our ability to compete in international markets may be adversely affected by regulations requiring, among other things, local construction, flagging, ownership or control of vessels, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of supplies from local vendors. Further, competition has intensified as lower activity in the offshore oil and natural gas market has led to lower utilization and additional capacity. If we are unable to successfully compete, it will have a materially adverse effect on our financial position, results of operations and cash flows.
An increase in the supply of vessels or equipment that serve offshore oil and gas operations could have an adverse impact on the charter rates earned by our vessels and equipment.
Our industry is highly competitive, with oversupply and intense price competition. Expansion of the supply of vessels and equipment that serve offshore oil and gas operations has increased competition in the markets in which we operate and affected prices charged by operators. Further, the refurbishment of disused or “mothballed” vessels, conversion of vessels from uses other than oil and gas exploration and production support and related activities or construction of new vessels and equipment have all added vessel and equipment capacity to current worldwide levels. The current oversupply of vessels and equipment capacity in the offshore marine market could lower charter rates and result in lower operating revenues, which in turn could adversely affect our financial position, results of operations and cash flows.
We rely on several customers for a significant share of our revenues, the loss of any of which could adversely affect our business and operating results.
We derive a significant portion of our revenues from a limited number of oil and gas exploration, development and production companies and government agencies. During the years ended December 31, 2016 , 2015 and 2014 , our ten largest customers accounted for approximately 58%, 55% and 50% of our operating revenues. During the year ended December 31, 2016 , one customer, Perenco UK Limited, was responsible for 10% or more of our operating revenues. The portion of our revenues attributable to any single customer may change over time, depending on the level of activity by any such customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. In addition, most of our contracts with our oil and gas customers can be canceled on relatively short notice and do not commit our customers to acquire specific amounts of services or require the payment of significant liquidated damages upon cancellation. The loss of business from any of our significant customers could have a material adverse effect on our business, financial condition, liquidity and results of operations. Further, to the extent any of our customers experience an extended period of operating difficulty, our revenues, results of operations, cash flows and growth prospects could be materially adversely effected.
Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.
In recent years, oil and natural gas companies, energy companies and drilling contractors have undergone substantial consolidation and additional consolidation is possible. Consolidation results in fewer companies to charter or contract for our services. Also, merger activity among both major and independent oil and natural gas companies affects exploration, development and production activity as the consolidated companies integrate operations to increase efficiency and reduce costs. Less promising exploration and development projects of a combined company may be dropped or delayed. Such activity may result in an exploration and development budget for a combined company that is lower than the total budget of both companies before consolidation, which could adversely affect demand for our vessels thereby reducing our revenues.
We may be unable to maintain or replace our offshore support vessels as they age.
As of December 31, 2016 , the average age of our vessels, excluding our standby safety and wind farm utility vessels, was approximately eleven years. We believe that after a vessel has been in service for approximately 20 years, the expense (which typically increases with age) necessary to satisfy required marine certification standards may not be economically justifiable. In addition, we must maintain our vessels to remain attractive to our customers and comply with regulations; however, we may be unable to carry out drydockings of our vessels or may be limited by insufficient shipyard capacity, which could adversely affect our ability to maintain our vessels. In addition, market conditions may not justify these expenditures or enable us to operate our older vessels profitably during the remainder of their economic lives. There can be no assurance that we will be able to maintain our fleet by extending the economic life of existing vessels, or that our financial resources will be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement vessels, all of which could affect our financial position, results of operations, cash flows, stock price and growth prospects.
The failure to successfully complete construction or conversion of our vessels, repairs, maintenance or routine drydockings on schedule and on budget could adversely affect our financial position, results of operations and cash flows.
From time to time, we may have a number of vessels under conversion and may plan to construct or convert other vessels in response to current and future market conditions. We also routinely engage shipyards to drydock vessels for regulatory compliance and to provide repair and maintenance. Construction and conversion projects and drydockings are subject to risks of delay and cost overruns, resulting from shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. A significant delay in either construction or drydockings could have a material adverse effect on contract commitments and revenues with respect to vessels under construction, conversion or undergoing drydockings. Significant cost overruns or delays for vessels under construction, conversion or retrofit could also adversely affect our financial position, results of operations, cash flows and growth prospects.
The operations of our fleet may be subject to seasonal factors.
Demand for our offshore support services is directly affected by the levels of offshore drilling and production activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. In particular, the demand for our liftboat fleet in the U.S. Gulf of Mexico is seasonal with peak demand normally occurring during the summer months. Adverse events relating to our vessels or business operations during peak demand periods could have a more significant adverse effect on our financial position and results of operations. Additionally, seasonal volatility can create unpredictability in activity and utilization rates, which could have a material adverse effect on our business, financial position, results of operations, cash flows and opportunities for growth.
We have high levels of fixed costs that will be incurred regardless of our level of business activity.
Our business has high fixed costs. Downtime or low productivity due to reduced demand, as is currently being experienced, can have a significant negative effect on our operating results and financial condition. Some of our fixed costs will not decline during periods of reduced revenue or activity. During times of reduced utilization, we may not be able to reduce our costs immediately as we may incur additional costs associated with preparing vessels for cold stacking. Moreover, we may not be able to fully reduce the cost of our support operations in a particular geographic region due to the need to support the remaining vessels in that region. A decline in revenue due to lower day rates and/or utilization may not be offset by a corresponding decrease in our fixed costs and could have a material adverse effect on our financial position, results of operations and cash flows.
As the markets recover or we change our marketing strategies or for other reasons, we may be required to incur higher than expected costs to return previously cold stacked vessels to class.
In response to the decrease in demand stemming from lower oil and natural gas prices, we have cold-stacked a number of offshore support vessels. As of December 31, 2016 , 49 of our 133 owned and leased-in offshore support vessels were cold-

stacked worldwide. No assurance can be given that we will be able to quickly bring these cold-stacked offshore support vessels back into service or that the cost of doing so would not be significant. Cold stacked vessels are not always maintained with the same diligence as our marketed fleet. As a result, and depending on the length of time the vessels are cold stacked, we could incur deferred drydocking costs for regulatory recertification to return these vessels to active service and may incur costs to hire and train mariners to operate such vessels. These costs are difficult to estimate and could be substantial. Delay in reactivating cold stacked offshore support vessels and the costs and other expenses related to the reactivation of cold stacked offshore support vessels could have a material adverse effect on our results of operations and cash flows.
We may not be able to renew or replace expiring contracts for our vessels.
Our ability to renew or replace expiring contracts or obtain new contracts, and the terms of any such contracts, will depend on various factors, including market conditions and the specific needs of our customers. Given the highly competitive and historically cyclical nature of our industry, we may not be able to renew or replace the contracts or we may be required to renew or replace expiring contracts or obtain new contracts at rates that are below, and potentially substantially below, existing day rates, or that have terms that are less favorable to us than our existing contracts, or we may be unable to secure contracts for these vessels. This could have a material adverse effect on our financial position, results of operations and cash flows.
Increased domestic and international laws and regulations may adversely impact us, and we may become subject to additional international laws and regulations in the event of high profile incidents, such as the Deepwater Horizon drilling rig accident and resulting oil spill.
Changes in laws or regulations regarding offshore oil and gas exploration and development activities and technical and operational measures, whether or not in response to specific incidents, may increase our costs and the costs of our customers’ operations. For instance, on April 22, 2010, the Deepwater Horizon, a semi-submersible deep water drilling rig operating in the U.S. Gulf of Mexico, sank after an apparent blowout and fire resulting in a significant flow of hydrocarbons from the BP Macondo well (the “Deepwater Horizon/BP Macondo Well Incident”). In response to the Deepwater Horizon/BP Macondo Well Incident, the regulatory agencies with jurisdiction over oil and gas exploration, including the U.S. Department of the Interior and all its relevant various sub-agencies, imposed temporary moratoria on drilling operations, by requiring operators to reapply for exploration plans and drilling permits that had previously been approved, and by adopting numerous new regulations and new interpretations of existing regulations regarding offshore operations that are applicable to our customers and with which their new applications for exploration plans and drilling permits must prove compliant. Compliance with these new regulations and new interpretations of existing regulations have materially increased the cost of drilling operations in the U.S. Gulf of Mexico. New or additional government regulations or laws concerning drilling operations in the U.S. Gulf of Mexico and other regions have in the past and could in the future materially increase the cost of drilling operations in the U.S. Gulf of Mexico. These changes may influence decisions by customers or other industry participants that could reduce the demand for our services, which would have a negative impact on our financial position, results of operations and cash flows.
The Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion in regulating the leasing of offshore resources for the production of oil and gas.
The Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the release or continued use of offshore resources for oil and gas production. Because our operations rely on offshore oil and gas exploration and production, the government’s exercise of authority under the provisions of the Outer Continental Shelf Lands Act to restrict the availability of offshore oil and gas leases (for example, due to a serious incident of pollution) could have a material adverse effect on our financial position, results of operations and cash flows.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
Increasingly stringent federal, state, local and international laws and regulations governing worker safety and health and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation and oversight, including by the United States Coast Guard (“USCG”), Occupational Safety and Health Administration (“OSHA”), National Transportation Safety Board (“NTSB”), Environmental Protection Agency (“EPA”), International Maritime Organization (“IMO”), the U.S. Department of Homeland Security, the U.S. Maritime Administration, the U.S. Customs and Border Protection (“CBP”), the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) and state environmental protection agencies for those jurisdictions in which we operate, and to regulation by port states and classification societies (such as the American Bureau of Shipping). We are also subject to regulation under international treaties, such as (i) the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (“MARPOL”); (ii) the International Convention for the Safety of Life at Sea, 1974 and 1978 Protocols (“SOLAS”), and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). These agencies, organizations, regulations and treaties establish safety requirements and standards and are authorized to investigate vessels and accidents and to recommend improved safety standards. The CBP and USCG are authorized to inspect vessels at will. We have and will continue to spend significant funds to comply with these regulations and treaties. Failure to comply with these regulations and treaties may cause us to incur significant liabilities and could have a material adverse effect on our financial position, results of operations and cash flows.
Our business and operations are also subject to federal, state, local and international laws and regulations as well as those of individual countries in which we operate, relating to environmental protection and occupational safety and health, including laws that govern the discharge of oil and pollutants into U.S. navigable and other waters or into waters covered by international law or such individual countries. Violations of these laws may result in civil and criminal penalties, fines, injunctions, or other sanctions, or the suspension or termination of our operations. Compliance with such laws and regulations may require installation of costly equipment, increased manning, specific training, or operational changes. Some environmental laws impose strict and, under certain circumstances, joint and several liability for remediation of spills and releases of oil and hazardous materials and damage to natural resources, which could subject us to liability without regard to whether we are negligent or at fault. Under the Oil Pollution Act of 1990 (“OPA 90”), owners, operators and bareboat charterers are jointly and severally strictly liable for the removal costs and damages resulting from the discharge of oil within the navigable waters of the United States and the 200 mile exclusive economic zone around the United States (the “EEZ”). In addition, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource and other damages under other federal and state laws and civil actions. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, including charterers. Because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ongoing cost of complying with these laws and regulations. The recent trend in environmental legislation and regulation is generally toward stricter standards, and it is our view that this trend is likely to continue. We cannot be certain that existing laws, regulations or standards, as currently interpreted or reinterpreted in the future, or future laws and regulations and standards will not have a material adverse effect on our business, financial position, results of operations and cash flows. Regulation of the offshore marine services industry will likely continue to become more stringent and more expensive for us. In addition, a serious marine incident occurring in U.S. waters that results in significant oil pollution could result in additional regulation and lead to strict governmental enforcement or other legal challenges. Additional environmental and other requirements, as well as more stringent enforcement policies, may be adopted that could limit our ability to operate, require us to incur substantial additional costs or otherwise have a material adverse effect on our business, financial position, results of operations, cash flows and growth prospects. For more information, see “Business–Environmental Compliance.”
There are risks associated with climate change and environmental regulations.
Governments around the world have, in recent years, placed increasing attention on matters affecting the environment and this could lead to new laws or regulations pertaining to climate change, carbon emissions or energy use that in turn could result in a reduction in demand for hydrocarbon-based fuel. Governments could also pass laws or regulations encouraging or mandating the use of alternative energy sources such as wind power and solar energy, which may reduce demand for oil and natural gas and therefore the services provided by us. Alternatively, changes in U.S. law permitting additional drilling on federal lands could divert capital from offshore exploration. In addition, new environmental or emissions control laws or regulations may require an increase in our operating costs and/or in our capital spending for additional equipment or personnel to comply with such requirements and could also result in a reduction in revenues due to downtime required for the installation of such equipment. Such initiatives could have a material adverse effect on our financial position, results of operations, cash flows and growth prospects.
A violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”) may adversely affect our business and operations.
In order to effectively compete in certain foreign jurisdictions, we seek to establish joint ventures with local operators or strategic partners. As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or maintaining business. SEACOR Holdings has stringent procedures in place to enforce compliance with the FCPA and we will adopt similar policies and procedures upon consummation of the spin-off. Nevertheless, we do business and may do additional business in the future in countries and regions where strict compliance with anti-bribery laws may not be customary and we may be held liable for actions taken by our strategic or local partners even though these partners may not be subject to the FCPA. Our personnel and intermediaries, including our local operators and strategic partners, may face, directly or indirectly, corrupt demands by government officials, political parties and officials, tribal or insurgent organizations, or private entities in the countries in which we operate or may operate in the future. As a result, we face the risk that an unauthorized payment or offer of payment could be made by one of our employees or intermediaries, even if such parties are not always subject to our control or are not themselves subject to the FCPA or other similar laws to which we may be subject. Any allegation or determination that we have violated the FCPA could have a material adverse effect on our business, financial position, results of operations, cash flows and growth prospects.
We have significant international operations, which subject us to risks. Unstable political, military and economic conditions in foreign countries where a significant proportion of our operations is conducted could adversely impact our business.
We operate vessels and transact other business worldwide. For the years ended December 31, 2016 , 2015 and 2014 , 85% , 68% and 57% , respectively, of our operating revenues and $(4.2) million , $8.6 million and $9.9 million , respectively, of our equity in earnings (losses) from 50% or less owned companies, net of tax, were derived from our foreign operations. These operations are subject to risks, including potential vessel seizure, terrorist acts, piracy, kidnapping, nationalization of assets, currency restrictions, import or export quotas and other forms of public and government regulation, all of which are beyond our control. Economic sanctions or an oil embargo, for example, could have significant impact on activity in the oil and gas industry and, correspondingly, on us should we operate vessels in a country subject to any sanctions or embargo, or in the surrounding region to the extent any sanctions or embargo disrupts its operations.
In addition, our ability to compete in international markets may be adversely affected by foreign government regulations that favor or require the awarding of contracts to local competitors, or that require foreign persons to employ citizens of, or purchase supplies from, a particular jurisdiction. Further, our foreign subsidiaries may face governmentally imposed restrictions on their ability to transfer funds to their parent company.
Activity outside the United States involves additional risks, including the possibility of:

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United States embargoes or restrictive actions by United States and foreign governments that could limit our ability to provide services in foreign countries or cause retaliatory actions by such governments;

•	a change in, or the imposition of, withholding or other taxes on foreign income, tariffs or restrictions on foreign trade and investment;

•	limitations on the repatriation of earnings or currency exchange controls and import/export quotas;

•	unwaivable, burdensome local cabotage and local ownership laws and requirements;

•	nationalization, expropriation, asset seizure, blockades and blacklisting;

•	limitations in the availability, amount or terms of insurance coverage;

•	loss of contract rights and inability to enforce contracts;

•	political instability, war and civil disturbances or other risks that may limit or disrupt markets, such as terrorist acts, piracy and kidnapping;

•	fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for our services and its profitability;

•	potential noncompliance with a wide variety of laws and regulations, such as the FCPA, and similar non-U.S. laws and regulations, including the U.K. Bribery Act 2010;

•	labor strikes;

•	import or export quotas and other forms of public and government regulation;

•	changes in general economic and political conditions; and

•	difficulty in staffing and managing widespread operations.
The United Kingdom (the “U.K.”) held a referendum on June 23, 2016 regarding its membership in the European Union (the “E.U.”) in which a majority of the U.K. electorate voted in favor of the British government taking the necessary action for the U.K. to withdraw from the E.U. (the “Brexit”). At this time, it is not certain what steps will need to be taken to facilitate the UK's exit from the European Union or the length of time that this may take. In particular, on November 3, 2016, the Queen’s Bench Division of the High Court of England and Wales (the “High Court”) handed down its judgment in R (Miller) v Secretary of State for Exiting the European Union [2016] EWHC 2768 (Admin) (the “Brexit Judgment”). In summary, the High Court held that, as a matter of UK constitutional law, the UK government does not have the power under the Crown’s prerogative to give the required notice for the UK to withdraw from the European Union without express authority from Parliament. The UK government appealed the High Court Brexit Judgment to the Supreme Court. On January 24, 2017, the Supreme Court affirmed the decision of the High Court. Following the Supreme Court ruling, the Parliament voted on February 1, 2017 in favor of the Brexit process. On March 28, 2017, Theresa May, the British Prime Minister, formally invoked Article 50 of the Treaty of the European Union, officially beginning the exit of the U.K from the E.U.
We face risks associated with the uncertainty following the referendum and the consequences that may flow from the decision to exit the E.U. Among other things, the U.K.’s decision to leave the E.U., along with calls for the governments of other E.U. member states to also consider withdrawal, has caused, and is anticipated to continue to cause, significant new uncertainties and instability in European and global financial markets and currency exchange rate fluctuations, which may affect us and the trading price of the SEACOR Marine common stock. In addition, the exit of the U.K. from the E.U. could lead to legal and regulatory uncertainty and potentially divergent treaties, laws and regulations as the U.K. determines which E.U. treaties, laws and regulations to replace or replicate, including those governing maritime, labor, environmental, competition and other matters applicable to the provision of support vessel services. The impact on our business of any treaties, laws and regulations with and in the U.K. that replace the existing E.U. counterparts cannot be predicted. Any of these effects, and others we cannot anticipate, could materially adversely affect our business, financial position, results of operations and cash flows.
Adverse results of legal proceedings could materially adversely affect us.
We are subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could materially adversely affect a portion of our business operations or materially and adversely affect our financial position, results of operations and cash flows should we fail to prevail in certain matters.
There are risks associated with our debt structure.
Upon consummation of the spin-off, SEACOR Marine will have $238.2 million of outstanding indebtedness, including the 3.75% Convertible Senior Notes and obligations under secured notes and credit facilities secured by mortgages on various vessels.
Our ability to meet our debt service obligations and refinance our indebtedness, including the debt existing at the time of the spin-off as well as any future debt that we may incur, will depend upon our ability to generate cash in the future from operations, financings or asset sales, which are subject to general economic conditions, industry cycles, seasonality and financial, business and other factors, some of which may be beyond our control. If we cannot repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including undertaking alternative financing plans, which may have onerous terms or may be unavailable, reducing financing in the future for working capital, capital expenditures and general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt. Our overall debt level and/or market conditions could limit our ability to issue additional debt in amounts and/or on terms that we consider reasonable.
Our future debt levels and the terms of any future indebtedness we may incur may contain restrictive covenants and limit our liquidity and our ability to obtain additional financing and pursue acquisitions and joint ventures or purchase new vessels. Tight credit conditions could limit our ability to secure additional financing, if required, due to difficulties accessing the credit and capital markets.
We are subject to hazards customary for the operation of vessels that could disrupt operations and expose us to liability.
The operation of offshore support and related vessels is subject to various risks, including catastrophic disaster, adverse weather, mechanical failure and collision. For instance, our operations in the U.S. Gulf of Mexico may be adversely affected by weather. The Atlantic hurricane season runs from June through November. Tropical storms and hurricanes may limit our ability to operate vessels in the proximity of storms, reduce oil and gas exploration, development and production activity, and could result in us incurring additional expenses to secure equipment and facilities and may require us to evacuate ours vessels, personnel and equipment out of the path of a storm. Additional risks to vessels include adverse sea conditions, capsizing, grounding, oil and hazardous substance spills and navigation errors. These risks could endanger the safety of our personnel, equipment, cargo and other property, as well as the environment. If any of these events were to occur, we could be held liable for resulting damages, including loss of revenues from or termination of charter contracts, higher insurance rates, increased operating costs, increased governmental regulation and reporting and damage to our reputation and customer relationships. Any such events would likely result in negative publicity for us and adversely affect our safety record, which would affect demand for our services in a competitive industry. In addition, the affected vessels could be removed from service and would then not be available to generate revenues.
Our insurance coverage may be inadequate to protect us from the liabilities that could arise in our business.
Although we maintain insurance coverage against the risks related to our business, risks may arise for which we may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, we could be exposed to substantial liability. Further, to the extent the proceeds from insurance are not sufficient to repair or replace a damaged asset, we would be required to expend funds to supplement the insurance and in certain circumstances may decide that such expenditures are not justified, which, in either case, could adversely affect our liquidity and ability to grow.

We may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect our financial condition and our results of operations, and may result in additional risks to our business.
We continuously evaluate the acquisition and disposition of assets relevant to participants in the offshore oil and gas industry and may in the future undertake significant transactions. Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures, investments in new lines of business and the purchase of equity interests or assets. The form of consideration associated with such transactions may include, among other things, cash, common stock or equity interests in our subsidiaries. We also evaluate the disposition of our assets, in whole or in part, which could take the form of asset sales, mergers or sales of equity interests in our subsidiaries (privately or through a public offering).
These types of significant transactions may present significant risks and uncertainties, including distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in our debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on our financial condition or its results of operations. If we were to complete such an acquisition, disposition, investment or other strategic transaction, it may require additional debt or equity financing that could result in a significant increase in the amount of debt we have or the number of outstanding shares of our common stock.
Repeal, amendment, suspension or non-enforcement of the Jones Act would result in additional competition for us and could have a material adverse effect on our business.
Substantial portions of our operations are conducted in the U.S. coastwise trade. Subject to limited exceptions, the Jones Act requires that vessels engaged in the U.S. coastwise trade be built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. There have been attempts to repeal or amend such provisions, and such attempts are expected to continue in the future.
For example, in a recent congressional review of Puerto Rico’s financial circumstances, several proponents of repealing the Jones Act offered bills to exempt the island from the Jones Act. Although the proposals focused mainly on the delivery of goods and bulk products to Puerto Rico from the U.S. mainland, and the bills were not passed, there is a risk that such legislation could be reintroduced by the special committee tasked with overseeing Puerto Rico’s financial reorganization, which could lead to broader legislation affecting other aspects of the Jones Act.
Repeal, substantial amendment or waiver of such provisions could significantly adversely affect us by, among other things, resulting in additional competition from competitors with lower operating costs, because of their ability to use vessels built in lower-cost foreign shipyards, owned and manned by foreign nationals with promotional foreign tax incentives and with lower wages and benefits than U.S. citizens, which could have a material adverse effect on our business, financial position, results of operations and cash flows. In addition, our advantage as a U.S.-citizen operator of Jones Act vessels could be eroded by periodic efforts and attempts by foreign interests to circumvent certain aspects of the Jones Act. If maritime cabotage services were included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise altered, the shipping of maritime cargo between covered U.S. points could be opened to foreign-flag or foreign-built vessels. Because foreign vessels may have lower construction costs and operate at significantly lower costs than companies operating in the U.S. coastwise trade, such a change could significantly increase competition in the U.S. coastwise trade, which could have a material adverse effect on our business, financial position, results of operations and cash flows.
If we do not restrict the amount of ownership of our common stock by non-U.S. citizens, we could be prohibited from operating offshore support vessels in the United States, which would adversely impact our business and operating results.
We are subject to the Jones Act, which governs, among other things, the ownership and operation of offshore support vessels used to carry passengers and cargo between points in the United States. Subject to limited exceptions, the Jones Act requires that vessels engaged in the U.S. coastwise trade be built in the United States, registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. Although our second amended and restated certificate of incorporation and second amended and restated bylaws contain provisions intended to assure compliance with these provisions of the Jones Act, a failure to maintain compliance could have a material adverse effect on our business, financial position, results of operations and cash flows and we would be prohibited from operating vessels in the U.S. coastwise trade during any period in which we do not comply or cannot demonstrate to the satisfaction of the relevant governmental authorities our compliance with the Jones Act. In addition, we could be subject to fines and our vessels could be subject to seizure and forfeiture for violations of the Jones Act and the related U.S. vessel documentation laws.

Restrictions on non-U.S. citizen ownership of our vessels could limit our ability to sell off any portion of our business or result in the forfeiture of our vessels.
Compliance with the Jones Act requires that non-U.S. citizens own no more than 25% in the entities that directly or indirectly own the vessels that we operate in the U.S. coastwise trade. If we were to seek to sell any portion of our business that owns any of these vessels, we would have fewer potential purchasers, since some potential purchasers might be unable or unwilling to satisfy the U.S. citizenship restrictions described above. As a result, the sales price for that portion of our business may not attain the amount that could be obtained in an unregulated market. Furthermore, if at any point we or any of the entities that directly or indirectly own our vessels cease to satisfy the requirements to be a U.S. citizen within the meaning of the Jones Act, we would become ineligible to operate in the U.S. coastwise trade and may become subject to penalties and risk forfeiture of our vessels.
Our second amended and restated certificate of incorporation and our second amended and restated bylaws limit the ownership of common stock by individuals and entities that are not U.S. citizens within the meaning of the Jones Act. These restrictions may affect the liquidity of our common stock and may result in non-U.S. citizens being required to sell their shares at a loss or relinquish their voting, dividend and distribution rights.
Under the Jones Act, at least 75% of the outstanding shares of each class or series of our capital stock must be owned and controlled by U.S. citizens within the meaning of the Jones Act. Certain provisions of our second amended and restated certificate of incorporation and our second amended and restated bylaws are intended to facilitate compliance with this requirement and may have an adverse effect on holders of shares of our common stock.
Under the provisions of our second amended and restated certificate of incorporation, the aggregate percentage of ownership by non-U.S. citizens of any class or series of our capital stock is limited to 22.5% of the outstanding shares of each such class or series to ensure that such ownership by non-U.S. citizens will not exceed the maximum percentage permitted by the Jones Act, which is presently 25%. Our second amended and restated certificate of incorporation also restricts ownership of shares of any class or series of our capital stock by a single non-U.S. citizen (and any other non-U.S. citizen whose ownership position would be aggregated with such non-U.S. citizen for purposes of the Jones Act) to not more than 4.9% of the outstanding shares of each such class or series. We refer to such percentage limitations on ownership by persons who are not U.S. citizens within the meaning of the Jones Act as the “applicable permitted percentage.”
Our second amended and restated certificate of incorporation provides that any transfer or purported transfer of any shares of any class or series of our capital stock that would otherwise result in ownership (of record or beneficially) by non-U.S. citizens of shares of such class or series in excess of the applicable permitted percentage will be void and ineffective, and neither we nor our transfer agent will register any such transfer or purported transfer in our records or recognize any such transferee or purported transferee as a stockholder of ours for any purpose (including for purposes of voting and dividends) except to the extent necessary to effect the remedies available to us under our second amended and restated certificate of incorporation.
In the event such transfer restriction would be ineffective for any reason, our second amended and restated certificate of incorporation provides that if any transfer would otherwise result in ownership (of record or beneficially) by non-U.S. citizens of shares of such class or series in excess of the applicable permitted percentage, such transfer will cause such excess shares to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens within the meaning of the Jones Act. The proposed transferee will have no rights in the shares transferred to the trust, and the trustee, who will be a U.S. citizen chosen by us and unaffiliated with us or the proposed transferee, will have all voting, dividend and distribution rights associated with the shares held in the trust. The trustee will sell such excess shares to a U.S. citizen within 20 days of receiving notice from us (or as soon thereafter as a sale may be effected in compliance with all applicable securities laws) and distribute to the proposed transferee the lesser of the price that the proposed transferee paid for such shares and the amount received from the sale, and any gain from the sale will be paid to the charitable beneficiary of the trust.
These trust transfer provisions also apply to situations where ownership of a class or series of our capital stock by non-U.S. citizens in excess of the applicable permitted percentage would result from a change in the status of a record or beneficial owner thereof from a U.S. citizen to a non-U.S. citizen or from a repurchase or redemption by us of shares of our capital stock, in which case such person will receive the lesser of the market price of the shares on the date of such status change or such share repurchase or redemption and the amount received from the sale. As part of the foregoing trust transfer provisions, the trustee will be deemed to have offered the excess shares in the trust to us at a price per share equal to the lesser of (i) the market price on the date we accept the offer and (ii) the price per share in the purported transfer or original issuance of shares, as described in the preceding paragraph, or the market price per share on the date of the status change or share repurchase or redemption, that resulted in the transfer to the trust.
As a result of the above trust transfer provisions, a proposed transferee that is a non-U.S. citizen, or a record or beneficial owner whose citizenship status change results in excess shares, or whose shares become excess shares as a result of a repurchase or redemption by us of our capital stock may not receive any return on its investment in shares it purportedly purchases or owns, as the case may be, and it may sustain a loss.

To the extent that the above trust transfer provisions would be ineffective for any reason to prevent ownership (of record or beneficially) by non-U.S. citizens of the shares of any class or series of our capital stock in excess of the applicable permitted percentage, our second amended and restated certificate of incorporation provides that we, in our sole discretion, shall be entitled to redeem all or any portion of such excess shares most recently acquired (as determined by us in accordance with guidelines that are set forth in our second amended and restated certificate of incorporation), by non-U.S. citizens, or owned (of record or beneficially) by non-U.S. citizens as a result of a change in citizenship status or a repurchase or redemption by us of shares of our capital stock, at a redemption price based on a fair market value formula that is set forth in our second amended and restated certificate of incorporation. The per share redemption price may be paid, as determined by our Board of Directors, by cash, promissory notes, warrants or a combination thereof. Such excess shares shall not be accorded any voting, dividend or distribution rights until they have ceased to be excess shares, provided that they have not been already redeemed by us. As a result of the above provisions, a proposed transferee or owner of our common stock that is a non-U.S. citizen may not receive any return on its investment in shares it purportedly purchases or owns, as the case may be, and it may sustain a loss. Further, we may have to incur additional indebtedness, or use available cash (if any), to fund all or a portion of such redemption, in which case our financial condition may be materially weakened.
So that we may ensure our compliance with the Jones Act, our second amended and restated certificate of incorporation permits us to require that any record or beneficial owner of any shares of our capital stock provide us with certain documentation concerning such owner’s citizenship. These provisions include a requirement that every person acquiring, directly or indirectly, five percent (5%) or more of the shares of any class or series of our capital stock must provide us with specified citizenship documentation. In the event that any person does not submit such requested or required documentation to us, our second amended and restated certificate of incorporation provides us with certain remedies, including the suspension of the voting rights of such person’s shares of our capital stock and the payment of dividends and distributions with respect to those shares into an escrow account. As a result of non-compliance with these provisions, a record or beneficial owner of the shares of common stock may lose significant rights associated with those shares.
In addition to the risks described above, the foregoing restrictions on ownership by non-U.S. citizens could delay, defer or prevent a transaction or change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. For additional information, please see “Description of our Capital Stock” included elsewhere in this Information Statement.
If non-U.S. citizens own more than 22.5% of our common stock, we may not have the funds or the ability to redeem any excess shares and we could be forced to suspend our operations in the U.S. coastwise trade.
Our second amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions prohibiting ownership of our common stock by persons who are not U.S. citizens within the meaning of the Jones Act, in the aggregate, in excess of 22.5% of such shares, in order to ensure that such ownership by non-U.S. citizens will not exceed the maximum percentage permitted by the Jones Act, which is presently 25%. In addition, our second amended and restated certificate of incorporation and our second amended and restated bylaws permit us to redeem such excess shares in the event that the transfer of such excess shares to a trust for sale would be ineffective. The per share redemption price may be paid, as determined by our board of directors, by cash, promissory notes or warrants. However, we may not be able to redeem such excess shares for cash because our operations may not have generated sufficient excess cash flow to fund such redemption. If, for any reason, we are unable to effect such a redemption when such ownership of shares by non-U.S. citizens is in excess of 25% of the common stock, or otherwise prevent non-U.S. citizens in the aggregate from owning shares in excess of 25% of any such class or series of our capital stock, or fail to exercise our redemption rights because we are unaware that such ownership exceeds such percentage, we will likely be unable to comply with the Jones Act and will likely be required by the applicable governmental authorities to suspend our operations in the U.S. coastwise trade. Any such actions by governmental authorities would have a severely detrimental impact on our financial position, results of operations, cash flows and growth prospects.
Our U.S.-flag vessels are subject to requisition for ownership or use by the United States in case of national emergency or national defense need.
The Merchant Marine Act of 1936 provides that, during a national emergency declared by Presidential proclamation or a period for which the President has proclaimed that the security of the national defense makes it advisable, the Secretary of Transportation may requisition the ownership or use of any vessel owned by U.S. citizens (which includes us) and any vessel under construction in the United States. If any of our vessels were purchased or chartered by the federal government under this law, we would be entitled to just compensation, which is generally the fair market value of the vessel in the case of a purchase or, in the case of a charter, the fair market value of charter hire, but we would not be entitled to compensation for any consequential damages we may suffer. The purchase or charter for an extended period of time by the federal government of one or more of our vessels under this law could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may not be fully indemnified by our customers for damage to their property or the property of their other contractors.
Our contracts are individually negotiated, and the levels of indemnity and allocation of liabilities in them can vary from contract to contract depending on market conditions, particular customer requirements and other factors existing at the time a contract is negotiated. Additionally, the enforceability of indemnification provisions in our contracts may be limited or prohibited by applicable law or may not be enforced by courts having jurisdiction, and we could be held liable for substantial losses or damages and for fines and penalties imposed by regulatory authorities. The indemnification provisions of our contracts may be subject to differing interpretations, and the laws or courts of certain jurisdictions may enforce such provisions while other laws or courts may find them to be unenforceable, void or limited by public policy considerations, including when the cause of the underlying loss or damage is our gross negligence or willful misconduct, when punitive damages are attributable to us or when fines or penalties are imposed directly against us. The law with respect to the enforceability of indemnities varies from jurisdiction to jurisdiction. Current or future litigation in particular jurisdictions, whether or not we are a party, may impact the interpretation and enforceability of indemnification provisions in our contracts. There can be no assurance that our contracts with our customers, suppliers and subcontractors will fully protect us against all hazards and risks inherent in our operations. There can also be no assurance that those parties with contractual obligations to indemnify us will be financially able to do so or will otherwise honor their contractual obligations.
We may not be able to sell vessels to improve our cash flow and liquidity because we may be unable to locate buyers with access to financing or to complete any sales on acceptable terms or within a reasonable timeframe.
We may seek to sell some of our vessels to provide liquidity and cash flow. However, given the current downturn in the oil and gas industry, there may not be sufficient activity in the market to sell our vessels and we may not be able to identify buyers with access to financing or to complete any such sales. Even if we are able to locate appropriate buyers for our vessels, any sales may occur on less favorable terms than the terms that might be available in a more liquid market or at other times in the business cycle. In addition, the terms of our current and future indebtedness may limit our ability to sell assets, including vessels, or require that we use the proceeds from any such sale in specified manner.
We may be unable to collect amounts owed to us by our customers.
We typically grant our customers credit on a short-term basis. Related credit risks are inherent as we do not typically collateralize receivables due from customers. In addition, many of our international customers are state controlled and, as a result, our receivables may be subject to local political priorities, which are out of our control. We provide estimates for uncollectible accounts based primarily on our judgment using historical losses, current economic conditions and individual evaluations of each customer as evidence supporting the receivables valuations stated on our financial statements. However, our receivables valuation estimates may not be accurate and receivables due from customers reflected in our financial statements may not be collectible. Our inability to perform under our contractual obligations, or our customers’ inability or unwillingness to fulfill their contractual commitments to us, may have a material adverse effect on our financial position, results of operations and cash flows.
We participate in joint ventures, and our investments in joint ventures could be adversely affected by our lack of sole decision-making authority and disputes between our partners and us.
We participate in domestic and international joint ventures to further expand our capabilities, share risks and gain access to local markets. Due to the nature of joint venture arrangements, we do not unilaterally control the operating, strategic and financial policies of these business ventures. Decisions are often made on a collective basis, including the purchase and sale of assets, charter arrangements with customers and cash distributions to partners. In addition, joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, which means that each joint venture party may have a veto right with respect to such decisions, which could lead to deadlock in the operations of the joint venture or partnership. Moreover, decisions made by the managers or the boards of these entities may not always be the decision that is most beneficial to us as one of the equity holders of the entity and may be contrary to our objectives and may limit our ability to transfer our interests. Investments in joint ventures involve risks that would not be present were a third party not involved, including the possibility that our co-ventures might become bankrupt or fail to fund their share of required capital contributions. Any failure of such other companies to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties and, in turn, could have a material adverse effect on our financial position, results of operations and cash flows.
Our participation in industry-wide, multi-employer, defined benefit pension plans expose us to potential future losses.
Certain of our subsidiaries are participating employers in two industry-wide, multi-employer defined benefit pension plans in the U.K., the U.K. Merchant Navy Officers Pension Fund (“MNOPF”) and the U.K. Merchant Navy Ratings Pension Fund (“MNRPF”). Among other risks associated with multi-employer plans, contributions and unfunded obligations of the multi-employer plan are shared by the plan participants. As a result, we may inherit unfunded obligations if other plan participants withdraw from the plan or cease to participate, and in the event that we withdraw from participation in one or both of these plans, we may be required to pay the plan an amount based on our allocable share of the underfunded status of the plan. Depending on the results of future actuarial valuations, it is possible that the plans could experience further deficits that will require funding from us, which would negatively impact our financial position, results of operations and cash flows.
Negative publicity may adversely impact us.
Media coverage and public statements that insinuate improper actions by us, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation and the morale of our employees, which could adversely affect our financial position, results of operations, cash flows and growth prospects.
Our operations are subject to certain foreign currency, interest rate, fixed-income, equity and commodity price risks.
We are exposed to certain foreign currency, interest rate, fixed-income, equity and commodity price risks and, although some of these risks may be hedged, fluctuations could impact our financial position and our results of operations. We have, and anticipate that we will continue to have, contracts denominated in foreign currencies. It is often not practicable for us to effectively hedge the entire risk of significant changes in currency rates during a contract period. Our financial position, results of operations and cash flows have been negatively impacted for certain periods and positively impacted for other periods, and may continue to be affected to a material extent by the impact of foreign currency exchange rate fluctuations. For example, further strengthening of the U.S. dollar could give rise to reduced prices from shipyards and incentivize additional investment in new equipment notwithstanding the current state of such market. Our financial position, results of operations and cash flows may also be affected by the cost of hedging activities that we undertake. Volatility in the financial markets and overall economic uncertainty also increase the risk that the actual amounts realized in the future on our debt and equity instruments could differ significantly from the fair values currently assigned to them. In addition, changes in interest rates may have an adverse impact on our financial position, results of operations and cash flows. Specifically, rising interest rates, including a potential rapid rise in interest rates, could increase our cost of capital.
We engage in hedging activities which expose us to risks.
For corporate purposes and also as part of our trading activities, we have in the past and may in the future use futures and swaps to hedge risks, such as escalation in fuel costs and movements in foreign exchange rates and interest rates. Such activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. We may also purchase inventory in larger than usual levels to lock in costs when we believe there may be large increases in the price of raw materials or other material used on our business. Such purchases expose us to risks of meeting margin calls and drawing on our capital, counterparty risk due to failure of an exchange or institution with which we have entered into a swap, incurring higher costs than competitors or similar businesses that do not engage in such strategies, and losses on its investment portfolio. Such strategies can also cause earnings to be volatile. If we fail to offset such volatility, our financial position, results of operations and cash flows may be adversely affected.
Our inability to attract and retain qualified personnel could have an adverse effect on our business.
Attracting and retaining skilled personnel is an important factor in our future success. The market for qualified personnel is highly competitive and we cannot be certain that we will be successful in attracting and retaining qualified personnel in the future.
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts based on tort theories. Because we are not generally protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, we may have greater exposure for any claims made by these employees.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial position, results of operations and cash flows.
We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.
We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate within our organization and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events.
Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.
The early termination of contracts on our vessels could have an adverse effect on our operations.
Most of the long-term contracts for our vessels contain early termination options in favor of the customer. Although some have early termination remedies or other provisions designed to discourage the customer from exercising such options, we cannot assure you that our customers would not choose to exercise their termination rights in spite of such remedies or the threat of litigation with us. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations. We might not be able to replace such business on economically equivalent terms. In addition, during the current and prior downturns, we have experienced customers requesting contractual concessions even though such concessions were contrary to existing contractual terms. While we may not be legally required to give concessions, commercial considerations may dictate that we do so. If we are unable to collect amounts owed to us or long-term contracts for our vessels are terminated and our vessels are not sufficiently utilized, our financial position, results of operations and cash flows will be adversely affected.
An outbreak of any contagious disease, such as Ebola, H1N1 Flu or the Zika Virus, may adversely affect our business and operations.
The outbreak of diseases, such as Ebola, H1N1 Flu (commonly referred to as Swine Flu) or the Zika Virus, has in the past curtailed and may in the future curtail travel to and from certain countries or geographic regions. Restrictions on travel to and from these countries or other regions due to additional incidences of diseases, such as Swine Flu and other communicable diseases could have a material adverse effect on our business, financial position, results of operations and cash flows.
Risk Factors Related to Our Common Stock
Our stock price and SEACOR Holdings stock price may fluctuate significantly, and you may not be able to sell your shares at an attractive price.
The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	our capital structure;

•	commodity prices and in particular prices of oil and natural gas;

•	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

•	introduction of new equipment or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	the ability or willingness of OPEC to set and maintain production levels for oil;

•	oil and gas production levels by non-OPEC countries;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.
These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business. Despite the belief of SEACOR Holdings board of directors, we cannot assure you that following the spin-off, the aggregate value of our common stock and SEACOR Holdings common stock will ever equal or exceed the pre-spin-off value of SEACOR Holdings common stock.
Your percentage of ownership in us may be diluted in the future.
As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees. In addition, your percentage ownership in us will be diluted if any of the holders of the 3.75% Convertible Senior Notes exercise their right to convert the principal amount of their outstanding notes, in whole or in part, into shares of our common stock. After the spin-off, holders of the 3.75% Convertible Senior Notes are entitled to convert the principal amount of their outstanding notes into shares of our common stock at an initial conversion rate of 23.26 shares of our common stock per $1,000 principal amount of the 3.75% Convertible Senior Notes through November 29, 2022. We have granted the holders of the 3.75% Convertible Senior Notes certain registration rights to assist them with the sale of common stock issuable upon conversion of such notes.
There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity, and following the separation, our stock price may fluctuate significantly.
Prior to the separation, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the NYSE or how liquid that market may become. It is anticipated that on or shortly prior to the record date for the distribution of our common stock, trading of shares of our common stock would begin on a “when-issued” basis and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the separation or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to the share price for our common stock being depressed or more volatile.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.
Sales of substantial amounts of our common stock in the public markets , or the perception that such sales might occur , could reduce the price of our common stock.
The shares of our common stock that SEACOR Holdings will distribute to its stockholders in the distribution generally may be sold immediately in the public market. SEACOR Holdings stockholders could sell our common stock received in the distribution if we do not fit their investment objectives, such as minimum market capitalization requirements, or, in the case of index funds, if we are not part of the index in which they invest. In addition, holders of the 3.75% Convertible Senior Notes could sell a significant amount of shares of our common stock upon conversion of their notes. If substantial amounts of our common stock are sold in the public market following consummation of the separation, the market price of our common stock could decrease significantly. The perception in the public market that shares of common stock will be sold in the public market could also depress our market price. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.
For as long as we are an “Emerging Growth Company,” we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “Emerging Growth Companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an “Emerging Growth Company,” which is defined as a company with annual gross revenues of less than $1 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700 million or more in securities held by non-affiliated holders. For as long as we are an “Emerging Growth Company,” which may be up to five full fiscal years, unlike other public companies, unless we elect not to take advantage of applicable JOBS Act provisions, we will not be required to (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (iii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), such as requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iv) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (v) provide certain disclosure regarding executive compensation required of larger public companies or (vi) hold stockholder advisory and other votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.
As noted above, under the JOBS Act, “Emerging Growth Companies” can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We do not intend to take advantage of such extended transition period. This election is irrevocable pursuant to Section 107 of the JOBS Act.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may be determined to be ineffective, which could adversely affect investor confidence in our company and, as a result, the value of our common stock.
As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all.
We have historically operated our business as a segment of a public company. Following consummation of the separation, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board of directors;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our internal audit function;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.
These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.
We have a material weakness in our internal control over financial reporting which could, if not remediated, adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner, as well as investor confidence in us and, as a result, the value of our common stock.
We are not currently required to comply with SEC rules implementing Section 404 of the Sarbanes-Oxley Act (“Section 404”) regarding internal control over financial reporting and our management is not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to comply with certain provisions of Section 404. See “–Our internal control over financial reporting may not fully meet the standards for an independent public company required by Section 404 and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 could have a material adverse effect on us.”
In connection with the preparation of its Annual Report on Form 10-K for the year ended December 31, 2016, SEACOR Holdings identified material weaknesses in its internal control over financial reporting related to (i) the review and approval of manual journal entries made to the general ledger and (ii) the review and documentation of assumptions, data and calculations used in the assessment of impairments of vessels and other-than-temporary impairment of equity method investments. Because we are a consolidated subsidiary of SEACOR Holdings and our system of internal controls over financial reporting is currently part of the broader SEACOR Holdings control system, these material weaknesses are also present in our control environment.
A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the existence of these material weakness, management concluded that SEACOR Holdings disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2016. If such an assessment were conducted by our management, they would come to the same conclusions.
Our management, together with the management of SEACOR Holdings, has begun to develop a remediation plan but has not finalized the plan. We do not expect to be able to complete a remediation plan prior to the Distribution Date and, accordingly, will continue to work on the remediation plan following the Spin-Off. There can be no assurance as to when the remediation plan will be fully implemented or whether the remediation efforts will be successful. As we continue to evaluate and work to improve our internal controls, we may determine to take additional measures to address these material weaknesses or determine to modify our remediation plan.
Until the remediation plan is fully implemented, management will continue to devote time and attention to these efforts. If we do not complete the remediation of the material weaknesses in a timely fashion, or at all, or if the remediation plan is inadequate, there will be an increased risk that the Company will be unable to timely file future periodic reports with the SEC and that future consolidated financial statements could contain errors that will be undetected. The existence of a material weakness in the effectiveness of our internal controls could also affect our ability to obtain financing or could increase the cost of any such financing. The identification of these or other material weakness could also cause investors to lose confidence in the reliability of our financial statements.
Our internal control over financial reporting may not fully meet the standards for an independent public company required by Section 404 , and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 could have a material adverse effect on us.
Our internal controls were developed when we were a subsidiary of SEACOR Holdings. As such, they may not fully meet the standards for an independent public company that are required by Section 404. We will have to meet such standards in the course of preparing our future financial statements. Although we have established controls as a result of being a segment of a larger public company, certain functions, and the controls surrounding those functions, have been designed, documented and tested by SEACOR Holdings and not by us. In addition, the tests of our controls have been performed in the context of testing SEACOR Holdings controls in accordance with Section 404 and may not be sufficient for our purposes as a public company after the Spin-Off. As such, a test of our internal controls in accordance with Section 404 cannot be performed at this time. Our compliance with Section 404 is expected to be first reported in connection with the filing of our Annual Report on Form 10-K for the year ending December 31, 2017.
We are currently in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. If we are unable to implement and maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may violate applicable stock exchange listing rules or suffer other adverse regulatory consequences and may breach the covenants under our credit facilities. There could also be a negative reaction in the price of our common stock due to a loss of investor confidence in us and the reliability of our financial statements. These risks may be exacerbated because we will need to remediate the material weaknesses identified in our internal control over financial reporting and disclosure controls and procedures as we develop and implement our control environment. See “–We have a material weakness in our internal control over financial reporting which could, if not remediated, adversely affect our ability to report our financial condition and results of operation in a timely and accurate manner, as well as investor confidence in us and, as a result, the value of our common stock.”

Provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our common stock.
Our second amended and restated certificate of incorporation and second amended and restated bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	restrictions related to the ability of non-U.S. citizens owning our common stock;

•
our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the absence of cumulative voting in the election of directors which may limit the ability of minority stockholders to elect directors; and

•
advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.
Our second amended and restated by-laws provide that, unless we otherwise consent in writing to an alternative forum, the Court of Chancery located in the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of ours to us or to our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine.
Our second amended and restated by-laws provide that, unless we otherwise consent in writing to an alternative forum, the Court of Chancery located in the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of ours to us or to our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or other stockholders, which may discourage such lawsuits against us and our directors, officers, employees or other stockholders. Alternatively, if a court were to find this provision in our second amended and restated by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.
We do not expect to pay dividends to holders of our common stock.
We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain or income on an investment in our common stock. See “Dividend Policy.”
Risk Factors Relating to the Spin-Off
Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
The historical financial information that we have included in this Information Statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by SEACOR Holdings, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including changes in our cash management, employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and NYSE requirements.

In connection with and following consummation of the separation, we will rely on SEACOR Holdings’ performance under various agreements and we will continue to be dependent on SEACOR Holdings to provide us with support services for our business. In addition, SEACOR Holdings will rely on our performance under various agreements.
We expect to enter or have entered into various agreements with SEACOR Holdings in connection with the separation, including two Transition Services Agreements, a Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement. These agreements will govern our relationship with SEACOR Holdings subsequent to the separation including administrative, and similar services that each company will provide to the other under the Transition Services Agreements. It is possible that if SEACOR Holdings were to fail to fulfill its obligations under these agreements we could suffer operational difficulties or significant losses.
If we are required to indemnify SEACOR Holdings for certain liabilities and related losses arising in connection with any of these agreements, we may be subject to substantial liabilities, which could materially adversely affect our financial position. Specifically, pursuant to the Distribution Agreement, we and SEACOR Holdings are required to use our commercially reasonable efforts to cause SEACOR Holdings to be released from any guarantees it has given to third-parties on our behalf or on behalf of our 50% or less owned companies. If SEACOR Holdings is not released under any of these guarantees, we are required to indemnify SEACOR Holdings for any liabilities incurred as a guarantor. As of December 31, 2016 , the aggregate amount of obligations that SEACOR Holdings has guaranteed on our behalf or on behalf of our 50% or less owned companies was $141.3 million .
Historically, our business has been conducted as a segment of SEACOR Holdings, and certain support services required for the operation of our business are currently provided to us by SEACOR Holdings and its subsidiaries and upon consummation of the spin-off, we will provide SEACOR Holdings and certain of its subsidiaries with certain administrative functions. Under the terms of the Transition Services Agreements, we and SEACOR Holdings will continue to provide each other these support services on an interim basis following the spin-off. We expect these services to be provided for varying durations but no greater than two years.
Although SEACOR Holdings is contractually obligated to provide us with services during the term of the agreement, we cannot assure you that the services will be performed as efficiently or proficiently after the expiration of the agreement, or that we will be able to replace these services in a timely manner or on comparable terms. They also contain provisions that may be more favorable than terms and provisions we might have obtained in arms-length negotiations with unaffiliated third parties. When SEACOR Holdings ceases to provide services pursuant to the agreement, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the SEACOR Holdings Transition Services Agreement (as defined below). Although we intend to replace some of the services that will be provided by SEACOR Holdings under the SEACOR Holdings Transition Services Agreement, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. To the extent that we may require additional support from SEACOR Holdings not addressed in the SEACOR Holdings Transition Services Agreement, we would need to negotiate the terms of receiving such corporate support in future agreements. Further, if we fail to perform under the SEACOR Marine Transition Services Agreement, depending upon the circumstance surrounding the failure, we may become liable to SEACOR Holdings for damages. See “Certain Relationships and Related Party Transactions-Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation.”
We may not achieve some or all of the expected benefits of the spin-off, and the separation could harm our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The spin-off and distribution is expected to provide the following benefits, among others: enhanced strategic and management focus, improved management incentive tools and a distinct investment identity. For more information regarding the reasons for the spin-off, see “The Spin-Off–Reasons for the Spin-Off.”
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the separation will require significant amounts of management’s time and effort and the complexity of the transaction may distract management from executing on its business goals;

•	increased operating and overhead costs in the aggregate;

•	following the spin-off, our business will be less diversified than SEACOR Holdings business prior to the separation;

•	the potential loss of synergies from the spin-off; and

•	the other actions required to separate the respective businesses could disrupt our operations.
If we fail to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, our business could be harmed.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a segment of SEACOR Holdings.
There is a risk that, by separating from SEACOR Holdings, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current SEACOR Holdings organizational structure. As part of SEACOR Holdings, we have been able to enjoy certain benefits from SEACOR Holdings’ diverse operations, available capital for investments and opportunities to pursue integrated strategies with SEACOR Holdings’ other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.
Our ability to meet our capital needs may be harmed by the loss of financial support from SEACOR Holdings, and the lack of availability of capital in the future may affect our ability to grow our business.
Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. The loss of financial support from SEACOR Holdings could harm our ability to meet our capital needs and significantly increase our cost of capital. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms.
Upon consummation of the spin-off, SEACOR Holdings will no longer be available to fund our operations or capital expenditures and in view of our small relative size as compared with SEACOR Holdings, we may not have access to debt financing and, even if we do have access, may not be able to obtain terms as favorable as SEACOR Holdings has been able to achieve in its debt financings. As a result, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from SEACOR Holdings.
If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of our existing stockholders may result. If we raise additional debt financing, we will incur additional interest expense and the terms of such debt may be at less favorable rates than existing debt and could require the pledge of assets as security or subject us to financial and/or operating covenants that affect our ability to conduct our business. Any capital raising activities would be subject to the restrictions in the Tax Matters Agreement. See “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation–Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.” If funding is insufficient at any time in the future, or we are unable to conduct capital raising activities as a result of restrictions in the Tax Matters Agreement, we may be unable to acquire additional vessels, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, financial position, results of operations, cash flows and our growth strategy.
The SEACOR Holdings board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution at any time prior to the distribution. In addition, the distribution is subject to the satisfaction or waiver (by SEACOR Holdings, in its sole discretion) of a number of conditions. We cannot assure that any or all of these conditions will be met.
The SEACOR Holdings board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution at any time prior to the distribution date. SEACOR Holdings may cancel or delay the distribution if at any time SEACOR Holdings determines that the distribution of SEACOR Marine common stock is not in the best interests of SEACOR Holdings or its stockholders. If the SEACOR Holdings board of directors does amend or modify the distribution after the date of this Information Statement, we will promptly file a Form 8-K with the Commission detailing such amendment or modification. If SEACOR Holdings determines to cancel the distribution, shareholders of SEACOR Holdings will not receive any distribution of our common stock, and SEACOR Holdings will be under no obligation whatsoever to its shareholders to distribute such shares. In addition, the distribution is subject to the satisfaction or waiver (by SEACOR Holdings, in its sole discretion) of a number of conditions. See “The Spin-Off–Conditions to the Spin-Off.” We cannot assure that any or all of these conditions will be met. The fulfillment of the conditions to the distribution will not create any obligation on SEACOR Holdings’ part to effect the spin-off.
If, following the completion of the separation, there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect or for any other reason, then SEACOR Holdings, its stockholders that are subject to U.S. federal income tax and SEACOR Marine could incur significant U.S. federal income tax liabilities.
The distribution is conditioned upon SEACOR Holdings’ receipt of an opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to SEACOR Holdings, substantially to the effect that the separation qualifies as a transaction that is described in Section 355 of the Code. The opinion will rely on certain facts, assumptions, representations and undertakings from SEACOR Holdings and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, SEACOR Holdings and its stockholders may not be able to rely on the opinion of counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of SEACOR Holdings or us after the separation. If the separation is determined to be taxable, SEACOR Holdings, its stockholders that are subject to U.S. federal income tax and SEACOR Marine could incur significant U.S. federal income tax liabilities.
Prior to the separation, we and SEACOR Holdings will enter into the Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. Taxes relating to or arising out of the failure of the separation to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by SEACOR Holdings, except, in general, if such failure is attributable to our action or inaction or SEACOR Holdings action or inaction, as the case may be, or any event (or series of events) involving our assets or stock or the assets or stock of SEACOR Holdings, as the case may be, in which case the resulting liability will be borne in full by us or SEACOR Holdings, respectively.
Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of SEACOR Holdings and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR Holdings were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.
We may not be able to engage in certain corporate transactions for a period of time after the separation.
To preserve the tax-free treatment to SEACOR Holdings of the separation, under the Tax Matters Agreement that we will enter into with SEACOR Holdings, we may not take any action that would jeopardize the favorable tax treatment of the distribution. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our business for the two-year period following the separation. For more information, see the sections entitled “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation–Tax Matters Agreement” and “The Spin-Off–Material U.S. Federal Income Tax Consequences.”
A number of our directors and executive officers own common stock and other equity instruments of SEACOR Holdings, which could cause conflicts of interests.
A number of our directors and officers own a substantial amount of SEACOR Holdings common stock (including restricted share awards that will vest upon consummation of the separation) along with other equity instruments, the value of which is related to the value of SEACOR Holdings common stock. The direct and indirect interests of our directors and officers in SEACOR Holdings common stock and the presence of certain of SEACOR Holdings principal executives on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and SEACOR Holdings that could have different implications for SEACOR Holdings than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.
We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning SEACOR Holdings common stock. However, prior to consummation of the distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons. See “Certain Relationships and Related Party Transactions–Related Party Transactions–Related Person Transactions Policy.” In addition, prior to consummation of the distribution, we will adopt separate Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics that will provide guidelines to our executive officers and directors in addressing conflicts of interest. See “Management–Code of Business Conduct and Ethics.”
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.
The distribution is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (ii) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or SEACOR Holdings or any of our respective subsidiaries) may bring an action alleging that the distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against SEACOR Holdings, requiring our shareholders to return to SEACOR Holdings some or all of the shares of our common stock issued in the distribution, or providing SEACOR Holdings with a claim for money damages against us in an amount equal to the difference between the consideration received by SEACOR Holdings and the fair market value of our company at the time of the distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, SEACOR Holdings or any of our respective subsidiaries were solvent at the time of or after giving effect to the distribution.
The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the Delaware General Corporation Law (the “DGCL”), a corporation may only pay dividends to its shareholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although SEACOR Holdings intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to SEACOR Holdings shareholders was unlawful.
Prior to the distribution, as a condition to the distribution, the SEACOR Holdings board of directors will have obtained an opinion from a nationally recognized provider of such opinions that SEACOR Holdings and SEACOR Marine will each be solvent and adequately capitalized immediately after the separation. We cannot assure you, however, that a court would reach the same conclusions set forth in such opinion in determining whether SEACOR Holdings or we were insolvent at the time of, or whether lawful funds were available for the separation and the distribution to SEACOR Holdings shareholders.
The combined post-separation value of SEACOR Holdings common stock and SEACOR Marine common stock may not equal or exceed the pre-separation value of SEACOR Holdings common stock.
As a result of the distribution, SEACOR Holdings expects the trading price of SEACOR Holdings common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect the value of the offshore marine services business held by SEACOR Marine. The aggregate market value of the SEACOR Holdings common stock and the SEACOR Marine common stock following the separation may be higher or lower than the market value of the SEACOR Holdings common stock immediately prior to the separation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements appearing in this Information Statement constitute “forward-looking statements.” Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward- looking statements in this Information Statement. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other things) the factors described under “Risk Factors” and the following:

•	volatility in worldwide demand for oil and natural gas and related prices;

•	adverse trends in the oil and gas exploration, development and production industry, including increased preference for newer or unconventional opportunities such as shale;

•	the failure to maintain an acceptable safety record;

•	the loss of a major customer;

•	consolidation of our customer base;

•	the inability to maintain or replace our vessels as they age;

•	the inability to complete the separation due to the failure to satisfy conditions to completion of such transaction, including required regulatory approvals;

•	the failure of the separation to occur for any other reason;

•	the effect of the separation on our business relationships, operating results and business generally;

•	the less diversified nature of our business and operations after the separation;

•	general competitive, economic, political and market conditions and fluctuations;

•	actions taken, laws and regulations enacted, or conditions imposed by the U.S. and foreign governments;

•	regulatory changes that adversely affect our business;

•	adverse outcomes of pending or threatened litigation or government investigations; and

•	the existence of a material weakness in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Information Statement are made only as of the date of this Information Statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF
General
The board of directors of SEACOR Holdings, our parent company, has announced its intention to spin-off SEACOR Marine as an independent, publicly traded company, to be accomplished by means of a pro rata dividend of all of our common stock to SEACOR Holdings stockholders. Following the spin-off, SEACOR Holdings will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have applied to list our common stock on the NYSE under the symbol “SMHI.”
SEACOR Holdings currently owns all of the outstanding shares of our common stock, which is the only class of capital stock we have outstanding. We expect approximately 17.7 million shares of our common stock will be distributed in the spin-off. We will not distribute any fractional shares of SEACOR Marine common stock.
On , 2017, the distribution date, each stockholder holding shares of SEACOR Holdings common stock that were outstanding as of , 2017, the record date, will be entitled to receive, in respect of each share of SEACOR Holdings common stock, one share of our common stock multiplied by a fraction, the numerator of which is 17,671,356 and the denominator of which is the number of shares of SEACOR Holdings' common stock outstanding at the time of the spin-off (as of April 24, 2017 , there were 17,550,658 shares of SEACOR Holdings common stock outstanding); or 1.007 shares per share of SEACOR Holdings Common Stock assuming the Distribution Date was April 24, 2017 . The distribution ratio is subject to decrease for any shares of SEACOR Holdings common stock issued and subject to increase for any such shares repurchased or otherwise retired between April 24, 2017 and the Distribution Date. We don't expect the amount of shares of SEACOR Holdings common stock outstanding to change significantly between April 24, 2017 and the Distribution Date, although no assurance can be given that this will be the case or that holders of SEACOR Holdings convertible notes will not convert such notes into SEACOR Holdings common stock before the Distribution Date. SEACOR Holdings stockholders will receive cash in lieu of any fractional shares of SEACOR Marine common stock that they would have received after application of this ratio. Immediately following the distribution, SEACOR Holdings stockholders will own 100% of the outstanding common stock of SEACOR Marine and SEACOR Holdings will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common shares of SEACOR Holdings or take any other action to receive your shares of SEACOR Marine common stock.
Holders of SEACOR Holdings common stock will continue to hold their shares in SEACOR Holdings. We do not require and are not seeking a vote of SEACOR Holdings stockholders in connection with the spin-off, and SEACOR Holdings shareholders will not have any appraisal rights in connection with the spin-off.
Before the distribution, we will enter into the Distribution Agreement and other agreements with SEACOR Holdings to effect the distribution and provide a framework for our relationship with SEACOR Holdings after the distribution. These agreements will govern the relationship between us and SEACOR Holdings up to and subsequent to the completion of the distribution. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors–Risk Factors Relating to the Spin-Off.”
The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, SEACOR Holdings has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR Holdings or its stockholders, or that it is not advisable for us to separate from SEACOR Holdings. For a more detailed description of these conditions, see “–Conditions to the Spin-off.”
Reasons for the Spin-off
SEACOR Holdings regularly reviews and evaluates the various businesses it operates and the fit that these businesses have within its overall portfolio to help ensure that resources are being put to use in a manner that is in the best interests of SEACOR Holdings and its stockholders. The separation of SEACOR Marine from SEACOR Holdings and the distribution of SEACOR Marine stock are intended to provide you with equity ownership in two separate, publicly traded companies that will be able to focus on each of their respective operating priorities and business strategies. This determination was made based on the SEACOR Holdings’ board of directors’ belief that the separation of our business from SEACOR Holdings’ other businesses would be the most efficient manner to distribute the business to SEACOR Holdings stockholders, and that separating us from SEACOR Holdings would provide financial, operational and managerial benefits to both SEACOR Holdings and us, including but not limited to the following:

•
Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of SEACOR Holdings and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential counterparties in our industry are typically more interested in receiving stock of a company whose value is tied directly to the offshore marine services business, rather than stock of a more diversified company whose value embodies a number of other businesses. Further, SEACOR Holdings believes that potential acquisition targets of some of its other businesses would be more interested in pursuing transactions in which they received stock whose value is not tied, in part, to the offshore marine services business.

•
Respective Management Teams Better Able to Focus on Business Operations. The separation will enable the management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are tailored to their respective businesses. Management’s strategies will be based on the specific business characteristics of the respective companies, without the need to consider the effects those decisions may have on the other businesses. SEACOR Holdings management spends significant time determining strategic, financial and operational requirements of each business, and how the company’s defined pool of capital will be allocated among its businesses. SEACOR Holdings board of directors believes that the spin-off will allow each management team to focus on its respective priorities, increasing SEACOR Holdings’ and SEACOR Marine’s efficiency, productivity and leadership satisfaction.

•
Improved Management Incentive Tools. We expect to use equity-based incentive awards to compensate current and future employees. SEACOR Holdings believes that future compensation of our employees in the form of SEACOR Holdings equity does not serve the desired purpose of incentivizing our employees to maximize our profits because the relative performance and size of SEACOR Holdings’ other businesses would have a significant impact on the value of SEACOR Holdings equity-based compensation issued to our employees. Following the spin-off, appreciation in the value of shares underlying our equity-based awards granted to our employees will no longer be impacted by the performance of SEACOR Holdings’ other businesses. Rather, equity-based incentive awards granted to our employees will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align our employee interests with the interests of our stockholders. Certain members of our senior management have expressed a strong preference for receiving equity compensation tied solely to our performance. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel.

•
Enhanced Strategic and Operational Capabilities. Following the spin-off, SEACOR Holdings and SEACOR Marine will each have a more focused business and be better able to dedicate financial, managerial and other resources to leverage their respective areas of strength and differentiation. Each company will pursue appropriate growth opportunities and execute strategic plans best suited to address the distinct market trends and opportunities for its business. SEACOR Holdings has a defined pool of capital with which to develop its businesses and pursue new projects. Separating SEACOR Marine will allow each business to make independent investment decisions based on its unique strategy and opportunities. We plan to focus on leveraging its strong liquidity, balance sheet and operational expertise to strategically grow through asset acquisitions. Without needing to compete with capital allocation needs of the other SEACOR Holdings businesses, we can opportunistically acquire offshore assets at attractive valuations, basing any investment decision solely on our independent long-term growth strategy.

In addition, the SEACOR Holdings board of directors believes that: (i) following the spin-off, the aggregate value of our common stock and SEACOR Holdings common stock should, over time and assuming favorable market conditions, exceed the pre-spin-off value of SEACOR Holdings common stock; (ii) the public markets and securities analysts have a difficult time evaluating SEACOR Holdings because of the inclusion of our business activities in its results; and (iii) public market participants and securities analysts may not fully understand each of the business units currently operated by SEACOR Holdings and it is more difficult to compare SEACOR Holdings to companies that are engaged in only one business. As a result of being in multiple businesses, SEACOR Holdings’ board of directors believes that: (i) the market value of SEACOR Holdings common stock does not accurately reflect the aggregate inherent value of its shipping, inland river and energy services businesses; (ii) by separating us from SEACOR Holdings and creating an independent company focused on offshore marine services, while retaining its other businesses, investors and analysts should be better able to understand the business strengths and future prospects of each company; and (iii) a higher aggregate stock price may facilitate growth through acquisitions. Despite the belief of the SEACOR Holdings’ board of directors, we cannot assure you that following the spin-off, the aggregate value of our common stock and SEACOR Holdings common stock will ever equal or exceed the pre-spin-off value of SEACOR Holdings common stock and it is possible that our common stock will come under initial selling pressure which could affect the value of our common stock in the near term. See “Risk Factors–Risks Related to our Common Stock–Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.”

SEACOR Holdings’ board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, the potential for the complexity of the transaction to distract management of each company from executing on its business goals, increased operating and overhead costs in the aggregate, disruptions to the businesses as a result of the separation, the potential loss of synergies, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the ongoing costs of our operating as a separate, publicly traded company.
SEACOR Holdings’ board of directors considered several factors that might have a negative effect on SEACOR Holdings in particular as a result of the separation, including that the separation would eliminate from SEACOR Holdings the valuable offshore marine services business in a transaction that produces no direct economic consideration for SEACOR Holdings.
SEACOR Holdings’ board of directors also considered certain aspects of the separation that may be adverse to SEACOR Marine, including the loss of the ability to obtain capital resources from SEACOR Holdings and the limitations placed on SEACOR Marine as a result of the Tax Matters Agreement and other agreements it is expected to enter into with SEACOR Holdings in connection with the spin-off. In addition, SEACOR Marine’s common stock may come under temporary selling pressure in the short-term period following the spin-off as certain SEACOR Holdings stockholders may sell their shares in SEACOR Marine because SEACOR Marine, as a separate business, does not fit their investment priorities, such as minimum market capitalization requirements. Moreover, certain other near-term factors such as a lack of historical performance data as an independent company may initially limit investors’ ability to appropriately value SEACOR Marine’s common stock. See “Risk Factors–Risks Related to our Common Stock–Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.”
Notwithstanding these potentially negative factors, however, the board of directors of SEACOR Holdings determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above.
In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, SEACOR Holdings’ board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.
Manner of Effecting the Spin-off
Pursuant to the Distribution Agreement, the spin-off will be effective as of 12:01 A.M., New York City Time, on , 2017, the distribution date. As a result of the spin-off, on the distribution date, each SEACOR Holdings stockholder will receive one share of our common stock multiplied by a fraction, the numerator of which is 17,671,356 and the denominator of which is the number of shares of SEACOR Holdings' common stock outstanding at the time of the spin-off (as of April 24, 2017 , there were 17,550,658 shares of SEACOR Holdings common stock outstanding); or 1.007 shares per share of SEACOR Holdings Common Stock assuming the distribution date was April 24, 2017 . SEACOR Holdings will not distribute any fractional shares of SEACOR Marine common stock to its shareholders. Instead, if you are a registered holder, American Stock Transfer & Trust Company (the distribution agent) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by SEACOR Holdings or SEACOR Marine, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either SEACOR Holdings or SEACOR Marine. Neither SEACOR Holdings nor SEACOR Marine will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
In order to receive shares of our common stock in the spin-off, a SEACOR Holdings stockholder must be a stockholder as of 5:00 P.M., New York City time on , 2017, the record date. The distribution will be pro rata to stockholders holding shares of SEACOR Holdings common stock that are outstanding as of the record date. SEACOR Holdings stockholders will not be required to make any payment, send any proxy or surrender or exchange their shares of SEACOR Holdings common stock or take any other action to receive their shares of our common stock.
See “–Material U.S. Federal Income Tax Consequences” for an explanation of the material tax consequences of the separation.
If you own shares of SEACOR Holdings common stock as of 5:00 P.M., New York City time on , 2017, the record date, the shares of SEACOR Marine common stock that you are entitled to receive will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of SEACOR Holdings common stock in the market up to and including the distribution date, however, you may be selling your right to receive shares of SEACOR Marine common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of SEACOR Holdings common stock and you are the registered holder of the SEACOR Holdings shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SEACOR Marine common stock that have been registered in book-entry form in your name. See “–Results of Separation; Listing of SEACOR Marine Common Stock and Trading of SEACOR Holdings Common Stock.”
Most SEACOR Holdings stockholders hold their shares of SEACOR Holdings common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of SEACOR Holdings common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of SEACOR Marine common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the separation.
SEACOR Holdings is expected to establish a “blackout period” beginning as early as , 2017 and continuing through , 2017, during which time no SEACOR Holdings employee stock options may vest or be exercised and no SEACOR Holdings shares will be repurchased by SEACOR Holdings. The number of shares of SEACOR Marine common stock to be distributed, and the number of shares of SEACOR Marine which will be outstanding immediately following the separation, will be approximately 17.7 million. The separation will not affect the number of outstanding shares of SEACOR Holdings common stock or any rights of SEACOR Holdings stockholders.
Conditions to the Spin-Off
The distribution is subject to a number of conditions, including the following:

•
the board of directors of SEACOR Holdings, in its sole and absolute discretion, will have authorized and approved the spin-off and not withdrawn such authorization and approval, and will have declared the dividend of our common stock to SEACOR Holdings stockholders;

•	the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, and no stop order relating to the registration statement shall be in effect;

•
SEACOR Holdings’ board of directors will have received an opinion from a nationally recognized provider of such opinions to the effect that SEACOR Holdings and SEACOR Marine will each be solvent and adequately capitalized immediately after the separation;

•	the Distribution Agreement and each other agreement to be executed in connection with the spin-off will have been executed by each party thereto;

•	our common stock will have been accepted for listing on a national securities exchange approved by SEACOR Holdings, subject to official notice of issuance;

•
SEACOR Holdings will have received an opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to SEACOR Holdings, substantially to the effect that the separation qualifies as a transaction that is described in Section 355 of the Code;

•
SEACOR Marine’s second amended and restated certificate of incorporation and second amended and restated bylaws, each as filed as exhibits to the Form 10 of which this Information Statement is a part, remain in effect;

•
no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.
The fulfillment of the foregoing conditions will not create any obligation on SEACOR Holdings’ part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. SEACOR Holdings has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of SEACOR Holdings determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR Holdings or its stockholders, or that it is not advisable for us to separate from SEACOR Holdings.

Results of the Separation; Listing of SEACOR Marine Common Stock and Trading of SEACOR Holdings Common Stock
We have applied to list SEACOR Marine’s common stock on the NYSE under the symbol “SMHI.” We expect that a “when-issued” market in SEACOR Marine common stock may develop shortly prior to the record date, and we will announce the when-issued trading symbol of SEACOR Marine when and if it becomes available. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the SEACOR Marine common stock that will be distributed to SEACOR Holdings stockholders on the distribution date. If you own shares of SEACOR Holdings common stock at the close of business on the record date, you will be entitled to shares of SEACOR Marine common stock distributed pursuant to the separation. You may trade this entitlement to shares of SEACOR Marine common stock, without the shares of SEACOR Holdings common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to SEACOR Marine common stock will end and regular-way trading will begin.
It is also anticipated that, shortly prior to the record date and continuing up to and including the distribution date, there will be two markets for SEACOR Holdings common stock: a “regular-way” market and an “ex-distribution” market. Shares of SEACOR Holdings common stock that trade on the regular-way market will trade with an entitlement to shares of SEACOR Marine common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of SEACOR Marine common stock distributed pursuant to the distribution. Therefore, if you sell shares of SEACOR Holdings common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of SEACOR Marine common stock in the distribution. However, if you own SEACOR Holdings common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of SEACOR Marine common stock that you would otherwise be entitled to receive pursuant to the distribution.
Material U.S. Federal Income Tax Consequences
The following is a summary of material U.S. federal income tax consequences of the distribution by SEACOR Holdings of all of our outstanding common stock to its shareholders. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this Information Statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the separation will be consummated in accordance with the Distribution Agreement and as described in this Information Statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation. The tax treatment of a SEACOR Holdings shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, retirement plans, tax-deferred or other retirement accounts, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, partners in partnerships that hold common shares in SEACOR Holdings, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their SEACOR Holdings common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” shareholders whose functional currency is not the U.S. dollar, individuals who received SEACOR Holdings common stock upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax or the “Medicare” tax on net investment income) may be subject to special rules not discussed below. This summary does not address U.S. federal income tax consequences to a SEACOR Holdings shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. In addition, this summary does not address the U.S. federal income tax consequences to those SEACOR Holdings shareholders who do not hold their SEACOR Holdings common stock as capital assets within the meaning of Section 1221 of the Code.
Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.
The distribution is conditioned upon SEACOR Holdings’ receipt of an opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to SEACOR Holdings, substantially to the effect that the separation qualifies as a transaction that is described in Section 355 of the Code. Such opinion will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that SEACOR Holdings and we make to counsel. In rendering the opinion, counsel also will rely on certain covenants that SEACOR Holdings and we enter into, including the adherence by SEACOR Holdings and us to certain restrictions on future actions. If any of the assumptions, representations or statements that SEACOR Holdings and we make are, or become, inaccurate or incomplete, or if SEACOR Holdings or we breach any of our covenants, the conclusions reached by counsel in its opinion might no longer be valid. The opinion will not be binding on the IRS or the courts.

Assuming that the separation qualifies under Section 355 of the Code, the following describes the material U.S. federal income tax consequences to SEACOR Holdings, us and SEACOR Holdings shareholders of the separation:

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subject to the discussion below regarding Section 355(e) of the Code, neither we nor SEACOR Holdings will recognize any gain or loss upon the distribution of our common stock to SEACOR Holdings shareholders and no amount will be included in the income of SEACOR Holdings or us as a result of the distribution other than taxable income or gain with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•
a SEACOR Holdings shareholder will not recognize any gain or loss and no amount will be included in income as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•
a SEACOR Holdings shareholder’s aggregate tax basis in such shareholder’s SEACOR Holdings common stock held as of the record date and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such shareholder’s tax basis in its SEACOR Holdings common stock immediately before the distribution, allocated between the SEACOR Holdings common stock and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to their relative fair market values on the distribution date; and

•
a SEACOR Holdings shareholder’s holding period for our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period for that shareholder’s SEACOR Holdings common stock.

A SEACOR Holdings shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such SEACOR Holdings shareholder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the SEACOR Holdings shareholder’s holding period for its SEACOR Holdings common stock exceeds one year at the time of the distribution.
U.S. Treasury regulations provide that if a SEACOR Holdings shareholder holds different blocks of SEACOR Holdings common stock (generally common shares of SEACOR Holdings purchased or acquired on different dates or at different prices), the aggregate basis for each block of SEACOR Holdings common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of SEACOR Holdings common stock and such block of SEACOR Holdings common stock, in proportion to their respective fair market values. The holding period of the shares of our common stock received in the distribution in respect of such block of SEACOR Holdings common stock will include the holding period of such block of SEACOR Holdings common stock. SEACOR Holdings shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.
U.S. Treasury regulations also require each SEACOR Holdings shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Within a reasonable period of time after the distribution, SEACOR Holdings expects to make available to its shareholders information pertaining to compliance with this requirement.
Notwithstanding receipt by SEACOR Holdings of the opinion of counsel, the IRS could assert successfully that the distribution was taxable. In that event the above consequences would not apply and both SEACOR Holdings and holders of SEACOR Holdings common stock who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability. In general, if the distribution were to fail to qualify under Section 355 of the Code, then:

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SEACOR Holdings would recognize gain in an amount equal to the excess of the distribution date fair market value of our common stock distributed to SEACOR Holdings shareholders over SEACOR Holdings’ adjusted tax basis in our common stock;

•
a SEACOR Holdings shareholder who received our common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock on the distribution date. That distribution would be taxable to the shareholder as a dividend to the extent of SEACOR Holdings’ current and accumulated earnings and profits. Any amount that exceeded SEACOR Holdings’ earnings and profits would be treated first as a non-taxable return of capital to the extent of the SEACOR Holdings shareholder’s tax basis in its SEACOR Holdings common stock (which amounts would reduce such shareholder’s tax basis in its SEACOR Holdings common stock), with any remaining amounts being taxed as capital gain;

•	certain shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends-received deduction and extraordinary dividends; and

•
a SEACOR Holdings shareholder’s aggregate tax basis in our common stock received in the distribution generally would equal the fair market value of the common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the shareholder’s SEACOR Holdings common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to SEACOR Holdings (but not SEACOR Holdings shareholders) under Section 355(e) of the Code if the distribution were later determined to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in SEACOR Holdings or us. For this purpose, any acquisitions of SEACOR Holdings common stock or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although SEACOR Holdings or we may be able to rebut that presumption.
In connection with the distribution, we and SEACOR Holdings will enter into a Tax Matters Agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the Tax Matters Agreement, see “Certain Relationships and Related Party Transactions–Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation-Tax Matters Agreement.”
Backup Withholding and Information Reporting
Payments of cash to a holder of SEACOR Holdings common stock in lieu of fractional shares of SEACOR Marine common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such SEACOR Holdings shareholder delivers a properly completed IRS Form W-9, certifying such SEACOR Holdings shareholder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a SEACOR Holdings shareholder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.
U.S. Treasury regulations require certain SEACOR Holdings shareholders who receive shares of SEACOR Marine common stock in the distribution to attach to such SEACOR Holdings shareholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.
The foregoing is a summary of material U.S. federal income tax consequences of the separation under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each SEACOR Holdings shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.
Regulatory Matters Related to the Separation
SEACOR Marine is required to file with the SEC a Registration Statement on Form 10 together with certain exhibits thereto, including the final version of this Information Statement to be delivered to SEACOR Holdings stockholders holding shares of SEACOR Holdings common stock on the record date, in order to register SEACOR Marine’s common stock under the Exchange Act.
In addition to the foregoing federal securities law requirements, SEACOR Marine may be required to undertake certain registrations required under U.S. state securities or blue sky laws in connection with the separation.
Apart from the matters described above, SEACOR Holdings is not aware of any other material state or federal regulatory requirements or approvals that must be complied with or obtained in connection with the separation.
Treatment of SEACOR Holdings Stock Awards
Treatment of SEACOR Holdings Restricted Stock Awards
Unless determined otherwise with respect to certain key personnel, in connection with the spin-off, outstanding restricted stock awards of SEACOR Holdings common stock held by our employees and the employees of SEACOR Holdings that were granted under SEACOR Holdings equity incentive plans will generally be treated the same as other shares of SEACOR Holdings common stock in the spin-off, subject to certain vesting adjustments depending on the employee’s specific employing entity. Employees of SEACOR Holdings who are holders of these SEACOR Holdings restricted stock awards will be entitled to receive

1.007 fully vested shares of our common stock for each SEACOR Holdings restricted share held by such employee, which assumes that holders of the SEACOR Holdings Convertible Notes do not convert their notes prior to the record date for the distribution and that 17,550,658 shares of SEACOR Holdings common stock (the amount of such shares outstanding as of April 24, 2017 ) were outstanding as of the Distribution Date. For employees of SEACOR Holdings, all other terms of their SEACOR Holdings restricted stock awards will remain the same, including continued vesting of SEACOR Holdings restricted stock awards pursuant to the vesting schedule applicable to the current awards. Our employees will also receive the same amount of our shares in the distribution, except that such distribution will be a restricted distribution. Each restricted distribution will continue to be subject to the same terms applicable to the SEACOR Holdings restricted stock awards to which such restricted distribution relates, including continued vesting pursuant to the current terms of the awards, except that our employees’ service with us or any of our subsidiaries will be deemed to be service with SEACOR Holdings. Restrictions applicable to the SEACOR Holdings restricted stock awards held by our employees will lapse at the time of the spin-off and vesting for those awards will accelerate for our employees.
Treatment of SEACOR Holdings Stock Options
Unless determined otherwise with respect to certain key personnel, SEACOR Holdings options held by our employees and employees of SEACOR Holdings will be adjusted based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR Holdings options held prior to the spin-off. For employees of SEACOR Holdings, the terms and conditions of these SEACOR Holdings options will remain the same, including continued vesting of SEACOR Holdings options pursuant to the vesting schedule applicable to the current option. For our employees, the vesting of these SEACOR Holdings options will be accelerated, and our employees will have 90 days following the date of the spin-off to exercise their SEACOR Holdings options. Any options held by our employees that have not been exercised at the end of this 90 day period will automatically be canceled for no consideration.
Other Treatment
SEACOR Holdings options held by certain individuals who are expected to join our board of directors in connection with the spin-off will be adjusted pursuant to the formula described above. The vesting of those SEACOR Holdings options will be accelerated in connection with the spin-off. However, those SEACOR Holdings options will remain exercisable for their full original ten-year term. Restrictions applicable to SEACOR Holdings restricted stock awards held by certain individuals who are expected to join our board of directors in connection with the spin-off will lapse in connection with the spin-off, and those individuals will receive fully vested shares of our common stock pursuant to the distribution (rather than a restricted distribution).
Our board may also grant stock options to purchase shares of our common stock and/or restricted stock awards shortly after consummation of the spin-off under a newly-established equity incentive plan.
Solvency Opinion
The SEACOR Holdings board of directors intends to engage a nationally recognized, independent financial advisory firm, to deliver an opinion to SEACOR Holdings and its board of directors that SEACOR Holdings and SEACOR Marine will each be solvent and adequately capitalized immediately after the separation. SEACOR Holdings expects that the opinion will be provided shortly prior to the declaration of the spin-off dividend.
Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to SEACOR Holdings stockholders who will receive shares of SEACOR Marine common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of SEACOR Holdings, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor SEACOR Holdings undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY
We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business. Future agreements we may enter into, including with respect to any future debt we may incur, may also further limit or restrict our ability to pay dividends.
Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our debt instruments outstanding at that time;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, restricted cash, marketable securities and construction reserve funds and our capitalization as of December 31, 2016 (in thousands). This table should be read in conjunction with “Selected Historical Consolidated and Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated and combined financial statements and the related notes thereto included elsewhere in this Information Statement.

Cash and cash equivalents, restricted cash, marketable securities and construction reserve funds	$237,119

Indebtedness:
Short-term	$20,400
Long-term, net of $4,567 of debt discount and $6,269 of debt issuance costs	217,805
Total indebtedness	238,205

Equity:
SEACOR Marine Holdings Inc. stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued nor outstanding	—
Common stock, $.01 par value, 60,000,000 shares authorized; 17,671,356 shares issued and outstanding	177
Additional paid-in capital	306,359
Retained earnings	249,412
Accumulated other comprehensive loss, net of tax	(11,337)
544,611
Noncontrolling interests in subsidiaries	5,544
Total equity	550,155

Total Capitalization	$788,360

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA
The following tables set forth the selected historical consolidated and combined financial and other operating data as of and for the periods indicated. We derived the selected historical consolidated and combined financial data presented below as of December 31, 2016 and 2015 and for the years ended December 31, 2016 , 2015 and 2014 from our audited consolidated and combined financial statements included elsewhere in this Information Statement. We derived the selected historical combined financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013, and 2012 from our audited combined financial statements not included in this Information Statement.
We were formed on January 1, 2015 to hold the assets of SEACOR Holdings that comprised its offshore marine business segment. Our financial statements for periods prior to January 1, 2015 represent the combined results of operations, financial condition and cash flow of the group of entities that comprised SEACOR Holdings’ offshore marine business segment for those periods.
Our historical results are not necessarily indicative of future operating results. Certain expenses of SEACOR Holdings reflected in our selected financial data were allocated to us for certain functions, including general corporate expenses. These expenses will likely not be representative of the future costs we will incur as an independent public company. In addition, our historical results do not reflect changes that we expect to experience in the future as a result of our separation from SEACOR Holdings, including changes in our cost structure, personnel needs, tax structure, financing and business operations necessary to allow us to operate as a standalone public company. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated and combined financial statements and the related notes included elsewhere in this Information Statement.

	For the years ended December 31,
	2016	2015	2014	2013	2012
	$’000’s(1)	$’000’s(1)	$’000’s(1)	$’000’s(1)	$’000’s(1)
Operating Revenues	$215,636	$368,868	$529,944	$567,263	$519,817
Operating Income (Loss)	$(174,888)	$(38,935)	$68,429	$88,179	$64,218
Other Income (Expenses):
Net interest expense	$(5,550)	$(2,589)	$(5,782)	$(11,167)	$(10,819)
SEACOR Holdings management fees	(7,700)	(4,700)	(16,219)	(18,861)	(21,650)
Other	(2,167)	(6,352)	13,125	(2,123)	836
Other Expense, Net	$(15,417)	$(13,641)	$(8,876)	$(32,151)	$(31,633)
Net Income (Loss) attributable to SEACOR Marine Holdings Inc.	$(132,047)	$(27,249)	$48,076	$49,717	$24,000
Loss Per Common Share of SEACOR Marine Holdings Inc.:
Basic and Diluted	$(7.47)	$(1.54)	N/A	N/A	N/A
Weighted Average Shares Outstanding	17,671,356	17,671,356	N/A	N/A	N/A
Statement of Cash Flows Data - provided by (used in):
Operating activities	$(29,186)	$20,203	$68,909	$94,923	$11,851
Investing activities	(16,858)	(88,203)	93,036	(19,201)	(129,794)
Financing activities	15,590	115,101	(87,748)	(73,491)	78,387
Effects of exchange rates on cash and cash equivalents	(2,479)	(1,628)	(2,281)	462	1,887
Capital expenditures (included in investing activities)	(100,884)	(87,765)	(83,513)	(111,517)	(168,778)
Other Operating Data:
Average Rate Per Day Worked(2)	$7,114	$10,079	$12,011	$11,609	$10,642
Utilization(2)	54%	69%	81%	83%	83%
Days Available(2)	48,161	47,661	51,047	55,042	55,578
Fleet Count(3)	183	173	173	184	189
______________________

(1)	Except share, average rate per day worked, utilization, days available and fleet count data.

(2)
For a description of average rate per day worked, utilization and days available, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations” included elsewhere in this Information Statement.

(3)	As of period end.

	As of December 31,
	2016	2015	2014	2013	2012
	$’000’s	$’000’s	$’000’s	$’000’s	$’000’s
Balance Sheet Data:
Cash and cash equivalents, restricted cash, marketable securities and construction reserve funds	$237,119	$318,363	$250,201	$185,539	$157,513
Total assets	1,015,119	1,208,150	1,167,537	1,229,336	1,191,770
Long-term debt, less current portion	217,805	181,340	29,238	32,694	44,935
Total SEACOR Marine Holdings Inc. stockholder’s equity	544,611	681,900	701,012	656,057	605,895

BUSINESS
Our Business
We are among the leading providers of global marine and support transportation services to offshore oil and gas exploration, development and production facilities worldwide. We currently operate a diverse fleet of 183 support and specialty vessels, of which 133 are owned or leased-in, 34 are joint ventured, 13 are managed on behalf of unaffiliated third parties and three are operated under pooling arrangements. The primary users of our services are major integrated oil companies, large independent oil and gas exploration and production companies and emerging independent companies.
Specifically, our fleet features vessels that deliver cargo and personnel to offshore installations; provide field security services; handle anchors and mooring equipment required to tether rigs to the seabed; tow rigs and assist in placing them on location and moving them between regions; and carry and launch equipment such as ROVs used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, our vessels provide accommodations for technicians and specialists, and provide safety support and emergency response services. We also operate a fleet of liftboats in the U.S. Gulf of Mexico that primarily support well intervention, work-over, decommissioning and diving operations. To support non- oil and gas industry activity, we operate vessels primarily used to move personnel and supplies to offshore wind farms in Europe.
We were incorporated in Delaware on December 15, 2014 and currently comprise SEACOR Holdings’ offshore marine services operating segment. We have been in the offshore marine services business since 1989.
Over the past couple of years, our industry has experienced significant pressure on rates per day worked and utilization following the significant decrease in oil prices that began at the end of 2014. As a result, for the years ended December 31, 2016 , 2015 and 2014 , our revenues and net income (loss) were $215.6 million and $(132.0) million , $368.9 million and $(27.2) million , and $529.9 million and $48.1 million , respectively.
For a discussion of risk and economic factors that may impact our financial position and results of operations, see “Risk Factors–Risks Related to Our Business and Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.
Strengths and Strategies
We believe our diverse and versatile fleet, experience, long-standing relationships with industry participants, liquidity and capital structure position us to identify and take advantage of attractive acquisition opportunities in any vessel class in both the international and Jones Act markets.
Our primary objectives are to grow our business profitably and achieve success as a leading owner and operator of offshore supply vessels.
Our Competitive Strengths
Well-positioned to Capitalize on Recovery in Offshore Drilling Activity. We believe our key strengths, particularly in light of current oil prices and reduced levels of activity in the offshore sector, are our strong and relatively liquid balance sheet, and diversity of assets and geographic operations. In addition we believe that our long-standing customer relationships and industry reputation will allow us to capitalize on an improved market. Low oil prices and the subsequent decline in offshore exploration have resulted in the worst offshore oil services market in decades, and consequently, many operators in the industry are restructuring or liquidating assets. We believe we are an ideal partner for sellers of assets that need an operator with local presence wherever those assets may be located. We view our current capitalization as a benefit in acquiring assets at cyclically low prices and also providing support for retaining or paying for certification of vessels in anticipation of recovering activity or working in spot markets which are characterized by short term charters.
History of Active Fleet Management and Sound Financial Discipline. We are a leading owner and operator of offshore supply vessels, with one of the strongest and most liquid capital structures in the industry. We have a history of improving both our margins and scale through strategic acquisitions and dispositions while maintaining balance sheet discipline and liquidity. Meaningful cost reduction measures have allowed us to manage the recent downturn in offshore activity while making opportunistic investments through disciplined capital expenditures and acquisitions. We believe our balance sheet provides operational flexibility, mitigates risk and supports future growth opportunities in the offshore space while valuations are at cyclical lows. We have the industry knowledge, financial strength, experience, reputation and relationships to be a platform for consolidation, and to effectively expand and diversify our fleet.
Diverse and High Quality Offshore Fleet Well-suited for Customer Demand. Our fleet is comprised of a broad range of asset classes, and is among the most diverse and versatile in the industry. We design our offshore support vessels to meet the highest capacity and performance needs of our clients’ drilling and production programs, and regularly upgrade our fleet to improve capability, reliability and customer satisfaction. Our fleet consists of vessels that can provide the greatest functional flexibility for the varied needs of the geographically diverse regions in which we operate. We believe that we operate one of the youngest fleets of offshore vessels. Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels. We believe that our operation of new, diverse and technologically advanced vessels gives us a competitive advantage in obtaining customer contracts and in attracting and retaining crews.
Geographic Diversity and Leading Presence in Core International Markets . Our global operational footprint provides a distinct competitive advantage, and is mirrored by very few competitors. We have a strategic and diverse footprint, with operations in five primary regions including the U.S. (primarily U.S. Gulf of Mexico), Africa (primarily West Africa), the Middle East, Brazil, Mexico, Central and South America, Europe (primarily North Sea), and Asia. We have been strategically reducing our exposure to the U.S., from 54 assets in 2013 to 49 as of December 31, 2016 , while increasing our exposure to the Middle East and Asia, from 25 vessels in 2013 to 37 as of December 31, 2016 . From time to time, vessels are relocated between these regions to meet customer demand for equipment. We have been at the forefront of operating high speed aluminum hull vessels oriented to passenger transport and have exported this concept to international regions such as the Middle East and West Africa with the intent to expand this service. Additionally, we believe our vessels are attractive as supply vessels in locales such as the Middle East, where the demand for such vessels is strong because of their combination of shallow-draft and relative large on-deck and below-deck capacities.
Favorable Long-term Macro Trends. We are poised to benefit from increased oil production globally driven by a variety of macro trends. We believe underspending by oil producers during the current industry downturn will lead to pent up demand for maintenance and growth capital expenditure. While alternative forms of energy may gain a foothold in the very long term, for the foreseeable future, we believe demand for gasoline and oil as well as demand for electricity from natural gas will increase. Growing hydrocarbon demand and depletion of existing offshore fields will require continued drilling, and improved extraction technologies are continuing to benefit offshore drilling.
Commitment to Safety and Quality. We have a history of successful compliance with all applicable safety regulations. Safety is an extremely important consideration for oil and gas operators, and our safety record is a strong competitive advantage for us when competing for business.
Experienced Management Team with Proven Track Record. Our executive management team, on average, has over 20 years of domestic and international marine transportation industry-related experience. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions, and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions.
Our Strategy
Become a Leader in the Consolidation of the Offshore Marine Industry. Our primary objectives are to grow our business profitably, focusing on risk adjusted return on shareholder equity by achieving success as a leading owner, operator, and investor in offshore supply vessels and being a focal point for consolidation of the industry. We believe that the industry could begin a period of consolidation (although there is no assurance we will be a participant), and that many assets could be sold at distressed prices. We envision consolidation occurring via the purchase of discrete assets or business combinations. We believe consolidation via business combinations can be particularly beneficial to certain operators by allowing them to save the overhead associated with corporate administration and also administration of operations particular in regions such as West Africa, the Arabian Gulf, U.S. Gulf of Mexico, Mexico and Asia, all of which are regions where we presently operate. We believe additional benefits would accrue when business combinations join fleets that have equipment of similar type, thereby allowing rationalizing of deployment in over-supplied markets and efficiencies in using the assets that are in the best condition requiring the least incremental maintenance. Although there is no assurance that business combinations can produce the savings or fleet rationalization benefits we hope to achieve, we will continue to evaluate opportunities as they present themselves.
Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We are active managers of equipment and buy and sell vessels opportunistically. Our focus in managing our fleet is threefold: (i) accumulating vessels that are similar to our fleet profile, (ii) accumulating vessels in regions where we believe we have an operational advantage as a result of our global footprint, and (iii) using our capital and access to capital to diversify our fleet and acquire assets on favorable terms. We actively manage our capital through opportunistic acquisitions and dispositions and aspire to achieve above-market returns. Using our commercial, financial and operational expertise, we will seek to grow our fleet through the timely and selective acquisition of secondhand vessels and newbuild contracts. We also intend to engage in opportunistic dispositions when we can achieve attractive values for our vessels relative to our assessment of their anticipated future earnings from operations. As one of the few remaining well-capitalized, global operators of offshore vessels, we believe we are an ideal partner for banks when they are foreclosing on assets and need an operator with local presence.
Periodically Sell Equipment. We believe that an integral aspect of our business is “trading equipment.” Since our inception in 1989, we have purchased over 515 vessels, either as individual asset acquisitions or via business combinations, built over 130 new vessels and sold over 555 vessels to various purchasers, including competitors, joint ventures, leasing companies and users outside of the oil and gas industry.

Selective Use of Joint Ventures to Expand Our Geographic Reach and Market Expertise . In order to meet our customers’ needs, we will continue to cultivate and develop partners to gain access to local markets and expand our capabilities. While we are the majority owner of many types of marine assets, we also manage the equipment of third party owners or own a portion of assets through joint ventures. These arrangements enable us to have a larger market presence, as well as earn management fees, which boost and stabilize our cash flows. Our joint ventures have provided us with valuable partnerships both domestically and internationally. As of December 31, 2016 , SEACOR Marine had $138.3 million invested in 16 joint ventures, which own $630.8 million of net property and equipment at book value.
Maintain Focus on Niche Markets and Services. Our fleet consists of vessels designed to perform different missions. Although we own some “generic” vessels typical of larger global and U.S. fleets, such as platform supply vessels serving deep water drilling and production facilities and towing supply vessels serving jack-up rigs working in international markets, we have in the past and will continue to design or acquire vessels for more narrow missions. Our recent capital commitments have been to vessels that transport personnel; however, we are not committed to a single asset type or even a particular variety of assets, as our primary focus is meeting customer demands and the potential returns that can be generated by an asset.
Optimize Vessel Revenue and Cash Returns through a Combination of Time Charters and Spot Market Exposure. Our generally preferred approach to chartering our fleet is to take relatively short term employment or remain in the spot market when rates are depressed, and hold back long term commitments until rates improve. However, we continually weigh the benefits of utilization, even at sub-optimal rates, against the time required for better margins to return, and the cost of cold-stacking. We apply the same logic to opportunistic vessel purchases, especially in down markets such as the market we are currently experiencing. We remain prudent when evaluating new vessel purchases that could be idle for an indeterminate period, despite having long term potential.
Maintain a Balance Sheet with a Moderate use of Leverage. We plan to finance our future vessel acquisitions with a mix of debt and equity, but intend to adhere to our past practice of having modest net debt (debt in excess of cash on hand). By maintaining moderate levels of leverage, we expect to retain greater flexibility to operate our vessels under shorter spot or period charters than may be appropriate or possible for competitors with more leverage. Charterers have increasingly favored financially solid vessel owners. We believe that our balance sheet strength enables us to access more favorable chartering opportunities, as well as gives us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards.

Equipment and Services
The following tables identify the classes of vessels that comprise our fleet as of December 31. “Owned” are majority owned and controlled by us. “Joint Ventured” are owned by entities in which we do not have a controlling interest. “Leased-in” may either be vessels contracted from leasing companies to which we may have sold such vessels or vessels chartered-in from other third party owners. “Pooled” are owned by entities not affiliated with us with the revenues or results of operations of these vessels being shared with the revenues or results of operations of certain vessels of similar class owned by us based upon an agreed formula. “Managed” are owned by entities not affiliated with us, but operated by us for a fee. A description of the vessel classes follows this table.

						Owned Fleet
	Owned(1)	Joint Ventured	Leased-in	Pooled or Managed	Total	Average Age	U.S.- Flag	Foreign-Flag
2016
Anchor handling towing supply	11	1	4	9	25	16	8	3
Fast support	33	11	1	3	48	10	18	15
Supply	8	17	1	2	28	14	1	7
Standby safety	20	1	—	—	21	34	—	20
Specialty	3	1	—	2	6	13	—	3
Liftboats	13	—	2	—	15	14	13	—
Wind farm utility	37	3	—	—	40	7	—	37
	125	34	8	16	183	14	40	85
2015
Anchor handling towing supply	13	1	4	—	18	15	9	4
Fast support	23	11	1	3	38	10	8	15
Supply	13	15	2	4	34	14	2	11
Standby safety	24	1	—	—	25	35	—	24
Specialty	3	1	—	1	5	20	—	3
Liftboats	13	—	2	—	15	13	13	—
Wind farm utility	35	3	—	—	38	7	—	35
	124	32	9	8	173	15	32	92
2014
Anchor handling towing supply	13	1	4	—	18	14	9	4
Fast support	21	11	4	3	39	11	7	14
Supply	13	12	6	4	35	13	2	11
Standby safety	24	1	—	—	25	34	—	24
Specialty	3	1	—	1	5	19	1	2
Liftboats	13	—	2	—	15	12	13	—
Wind farm utility	33	3	—	—	36	6	—	33
	120	29	16	8	173	15	32	88
______________________

(1)	Excludes eight vessels retired and removed from service as of December 31, 2016.
As of December 31, 2016 , 41 of our owned and leased-in vessels were outfitted with dynamic positioning (“DP”) systems. DP systems enable vessels to maintain a fixed position in close proximity to a rig or platform. The most technologically advanced DP systems have enhanced redundancy in the vessel’s power, electrical, computer and reference systems enabling vessels to maintain accurate position-keeping even in the event of failure of one of those systems (“DP-2”) and, in some cases, in the event of fire and flood (“DP-3”).
Anchor handling towing supply (“AHTS”) vessels are used primarily to support offshore drilling activities in the towing, positioning and mooring of drilling rigs and other marine equipment. AHTS vessels are also used to carry and launch equipment such as ROVs used underwater in drilling and well installation, maintenance, and repair and transport supplies and equipment from shore bases to offshore drilling rigs, platforms and other installations. The defining characteristics of AHTS vessels are: (i) horsepower (“bhp”); (ii) bollard pull, which is the pulling capacity of the AHTS vessel and is important for towing and positioning rigs; (iii) size of winch in terms of “line pull;” and (iv) wire storage capacity. Our fleet of AHTS vessels has varying capabilities and supports offshore mooring activities in water depths ranging from 300 to 8,000 feet. Most modern AHTS vessels are equipped with DP systems and can also carry under deck drilling fluids and cement. As of December 31, 2016 , twelve of our 15 owned and leased-in AHTS vessels were equipped with DP-2 systems and two were equipped with DP systems.

Fast support vessels (“FSVs”) are lightweight, aluminum hull vessels used primarily to move cargo and personnel to and from offshore drilling rigs, platforms and other installations at greater speeds than traditional steel hull support vessels. FSVs can be catamaran or mono-hull vessels ranging from 130 to 210 ft. in length capable of speeds between 20 to 40 knots with capacities to carry special cargo, support both drilling operations and production services and transport passengers. FSVs built within the last ten years are sometimes equipped with DP-2 systems, firefighting equipment and ride control systems for greater comfort and performance. As of December 31, 2016 , 14 of our 34 owned and leased-in FSVs were equipped with DP-2 systems and six were equipped with DP systems. Our FSV fleet includes vessels that have a passenger capacity of 36 to 150 and we have installed reclining seating, ambient lighting and other features on certain of our FSV’s to enhance marketability for passenger transport.
Supply vessels generally range from 145 to more than 300 feet in length and are primarily used to deliver cargo such as drilling fluids, liquid mud, methanol, diesel fuel and water to rigs and platforms where drilling and work-over activity is underway. These vessels are capable of being modified for a wide variety of other uses and missions, including, but not limited to, construction support typically when fitted with a crane, standby, security, firefighting, accommodation, and limited towing and anchor handling when fitted with a winch. Relevant features of supply vessels are total carrying capacity (expressed as deadweight: “dwt”), available area of clear deck space, below-deck capacity for storage of mud and cement used in the drilling process and tank storage for water and fuel oil. Additional factors in the commercial marketability of supply vessels are operating draft because certain markets are limited in the size of vessel that can work safely and local flag preference and cabotage requirements and regulations. To improve station keeping ability, many modern supply vessels have DP systems capabilities. As of December 31, 2016 , five of our nine owned and leased-in supply vessels were equipped with DP-2 systems and one was equipped with a DP system.
Standby safety vessels typically remain on location proximate to offshore rigs and production facilities to respond to emergencies. These vessels carry special equipment to rescue personnel and are equipped to provide first aid and shelter. These vessels sometimes perform a dual role, also functioning as supply vessels.
Specialty vessels include anchor handling tugs, accommodation, line handling and other vessels. These vessels generally have specialized features adapting them to specific applications including offshore maintenance and construction services, freight hauling services and accommodation services. As of December 31, 2016 , one of our three owned specialty vessels was equipped with DP-2 systems.
Liftboats provide a self-propelled, stable platform to perform production platform construction, inspection, maintenance and removal; well intervention and work-over; well plug and abandonment; pipeline installation and maintenance; and diving operations . The length of jacking legs (160 ft. to 265 ft. for our liftboats) determines the water depth in which these vessels can work. Other features are crane lifting capacity and reach, clear deck area, electrical generating power and accommodation capacity. Liftboats were originally built and designed for the U.S. Gulf of Mexico. The standard design has been adapted to international markets, principally West Africa and Middle East, including larger accommodations and longer leg lengths including a preference for four legs compared with three. Additionally, the latest liftboats built internationally feature DP-2 systems.
Wind farm utility vessels are used primarily to move personnel and supplies to offshore wind farms. There are two main types of vessels; Windcats and Windspeeds. The Windcat series feature a catamaran hull with flush foredeck, providing a stable platform from which personnel can safely transfer to turbine towers, and are capable of speeds between 25 and 31 knots. The Windspeed series are rapid response vessels with a maximum speed of 38 knots, which are used for light work during the construction and operational periods of offshore wind farms. All of our wind farm utility vessels have been built since 2005.
The decrease in the price of oil that began in 2014 and continued throughout 2015 and 2016 has resulted in lower demand for our services globally, which in turn has resulted in a decrease in vessel utilization and day rates and a corresponding increase in the number of cold-stacked vessels. For the years ended December 31, 2016 , 2015 and 2014 , our fleet utilization was 54% , 69% and 81% , respectively. As of December 31, 2016 , 49 of our 133 owned and leased-in vessels were cold-stacked.
As of December 31, 2016 , in addition to our existing fleet, we had new construction projects in progress for 14 offshore support vessels, including:

•	nine U.S-flag DP-2 fast support vessels scheduled for delivery between the first quarter of 2017 and the second quarter of 2020;

•	three U.S.-flag DP-2 supply vessels scheduled for delivery between the first quarter of 2018 and the first quarter of 2019 (one of which may be purchased by a third party at their option); and

•	one foreign-flag wind farm utility vessel scheduled for delivery during 2017.
This new equipment will meet EPA Tier III environmental regulations. Vessels whose keel is laid after January 1, 2016 will have to meet EPA Tier IV environmental regulations, which we believe will add expense to the new construction of offshore support vessels, and may possibly be beyond current design capabilities.

Markets
We operate vessels in five principal geographic regions. From time to time, vessels are relocated between these regions to meet customer demand for equipment. The table below sets forth vessel types by geographic market for the indicated periods. We sometimes participate in joint venture arrangements in certain geographic locations in order to enhance marketing capabilities and facilitate operations in certain foreign markets allowing for the expansion of our fleet and operations while diversifying risks and reducing capital outlays associated with such expansion.

	As of December 31,
	2016	2015	2014
United States, primarily Gulf of Mexico:
Anchor handling towing supply	10	9	8
Fast support	19	8	10
Supply	4	9	9
Specialty	1	—	1
Liftboats	15	15	15
	49	41	43
Africa, primarily West Africa:
Anchor handling towing supply	5	5	5
Fast support	10	11	11
Supply	4	5	8
Specialty	1	1	1
	20	22	25
Middle East and Asia:
Anchor handling towing supply	10	2	2
Fast support	14	14	13
Supply	7	8	7
Specialty	4	4	3
Wind farm utility	2	1	1
	37	29	26
Brazil, Mexico, Central and South America:
Anchor handling towing supply	—	2	3
Fast support	5	5	5
Supply	13	12	11
	18	19	19
Europe, primarily North Sea:
Standby safety	21	25	25
Wind farm utility	38	37	35
	59	62	60
Total Foreign Fleet	134	132	130
Total Fleet	183	173	173
United States, primarily Gulf of Mexico. As of December 31, 2016 , we had 49 vessels located in the United States, including 38 owned, six leased-in, three joint ventured and two pooled. Our vessels in this market support deep water anchor handling, fast cargo transport and personnel transfer, general cargo transport, well intervention, work-over, decommissioning and diving operations.
Africa, primarily West Africa. As of December 31, 2016 , we had 20 vessels located in Africa, including ten owned, two leased-in, six joint ventured, one pooled and one managed. Our vessels operating in this market generally support projects for major oil companies, primarily in Angola. Other vessels in this region operate from ports in the Republic of the Congo and Gabon.
Middle East and Asia. As of December 31, 2016 , we had 37 vessels located in the Middle East and Asia, including 19 owned, six joint ventured and twelve managed. Our vessels operating in this area generally support exploration, personnel transport and seasonal construction activities in Azerbaijan, Egypt, Vietnam, Indonesia, Russia and countries along the Arabian Gulf and Arabian Sea, such as Saudi Arabia, the United Arab Emirates and Qatar.
Brazil, Mexico, Central and South America. As of December 31, 2016 , we had 16 vessels located in Mexico, including one owned and 15 joint ventured through our 49% noncontrolling interest in Mantenimiento Express Maritimo, S.A.P.I. de C.V. (“MexMar”). These vessels, consisting of a fleet of fast support and supply vessels, provide support for exploration and production activities in Mexico. In addition, we have two owned vessels located in Brazil. From time to time, we have worked in Trinidad and Tobago, Guyana, Colombia and Venezuela.
Europe, primarily North Sea. As of December 31, 2016 , we had 21 vessels located in Europe providing standby safety and supply services, including 20 owned and one joint ventured. Demand for standby services developed in 1991 after the United Kingdom passed legislation requiring offshore operators to maintain higher specification standby safety vessels. The legislation requires a vessel to “stand by” to provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. In addition, through our 75% controlling interest in our wind farm utility fleet, we had 38 vessels located in this region, including 35 owned and three joint ventured, supporting the construction and maintenance of offshore wind turbines. In the past we have operated supply and AHTS vessels in this region.
Seasonality
The demand for our fleet can fluctuate with weather conditions because maintenance, construction and decommissioning activities are planned during times of the year with more favorable weather conditions. Seasonality is most pronounced for the liftboat fleet in the U.S. Gulf of Mexico and offshore support vessels in the Middle East, with peak demand normally occurring during the summer months. As a consequence of this seasonality, we typically schedule drydockings or other repair and maintenance activity during the winter months.
Customers and Contractual Arrangements
Our principal customers are major integrated national and international oil companies, large independent oil and gas exploration and production companies and emerging independent companies. Consolidation of oil and gas companies through mergers and acquisitions over the past several years has reduced our customer base. This has negatively affected exploration, field development and production activity as consolidated companies generally focus, at least initially, on increasing efficiency and reducing costs and delay or abandon exploration activity with less promise. In 2016, one customer, Perenco UK Limited, was responsible for 10% or more of our operating revenues. Our ten largest customers accounted for approximately 58% of our operating revenues in 2016 . The loss of one or more of these customers could have a material adverse effect on our results of operations.
We earn revenues primarily from the time charter and bareboat charter of vessels to customers based upon daily rates of hire. Therefore, vessel revenues are recognized on a daily basis throughout the contract period. Under a time charter, we provide a vessel to a customer and we are responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, we provide a vessel to a customer and the customer assumes responsibility for all operating expenses and all risk of operation. In the U.S. Gulf of Mexico, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of the charter.
Contract or charter durations may range from several days to several years. Longer duration charters are more common where equipment is not as readily available or specific equipment is required. In the North Sea, multi-year charters have been more common and constitute a significant portion of that market. Term charters in Asia have historically been less common and generally have terms of less than two years. In all of our other operating areas, charters vary in length from short-term to multi-year periods, many with cancellation clauses and no early termination penalty. As a result of options and frequent renewals, the stated duration of charters may have little correlation with the length of time the vessel is actually contracted to provide services to a particular customer.
Competition
The market for offshore marine services is highly competitive. The most important competitive factors are pricing and the availability and specifications of equipment to fit customer requirements. Other important factors include service, reputation, flag preference, local marine operating conditions, the ability to provide and maintain logistical support given the complexity of a project and the cost of moving equipment from one geographic region to another.
We have numerous competitors in each of the geographic regions in which we operate, ranging from international companies that operate in many regions to smaller local companies that typically concentrate their activities in one specific region.
Risks of Foreign Operations
For the years ended December 31, 2016 , 2015 and 2014 , 85% , 68% and 57% , respectively, of our operating revenues and $(4.2) million , $8.6 million and $9.9 million , respectively, of our equity in earnings (losses) from 50% or less owned companies, net of tax, were derived from our foreign operations.
Foreign operations are subject to inherent risks, which, if they materialize, could have a material adverse effect on our financial position and results of operations. See “Risk Factors–Risks Related to Our Business and the Industry. We have significant international operations which subject us to risks. Unstable political, military and economic conditions in foreign countries where a significant proportion of our operations are conducted could adversely impact our business” included elsewhere in this Information Statement.
Regulation
Our operations are subject to significant United States federal, state and local regulations, as well as international conventions, as amended, and the laws of foreign jurisdictions where we operate our equipment or where the equipment is registered. Our domestically registered vessels are subject to the jurisdiction of the USCG, the NTSB, the CBP, the EPA and state environmental protection agencies for those jurisdictions in which we operate, and the U.S. Maritime Administration, as well as to the rules of private industry organizations such as the American Bureau of Shipping. Our operations may, from time to time, fall under the jurisdiction of the BSEE and its Safety and Environmental Management System regulations, and we are also required to certify that our maritime operations adhere to those regulations. These agencies and organizations establish safety requirements and standards and are authorized to investigate vessels and accidents and to recommend improved maritime safety standards.
We are subject to U.S. cabotage laws that impose certain restrictions on the ownership and operation of vessels in the U.S. coastwise trade (i.e., trade between points in the United States), including the transportation of cargo. These laws are principally contained in 46 U.S.C. § 50501 and 46 U.S.C. Chapter 551 and related regulations and are commonly referred to collectively as the “Jones Act.” Subject to limited exceptions, the Jones Act requires that vessels engaged in U.S. coastwise trade be built in the United States, registered under the U.S.-flag, manned by predominantly U.S. crews, and owned and operated by U.S. citizens within the meaning of the Jones Act. For purposes of the Jones Act, a corporation must satisfy the following requirements to be deemed a U.S. citizen: (i) the corporation must be organized under the laws of the United States or of a state, territory or possession thereof; (ii) each of the chief executive officer and the chairman of the board of directors of such corporation must be a U.S. citizen; (iii) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens; and (iv) at least 75% of each class or series of stock in such corporation must be owned and controlled by U.S. citizens within the meaning of the Jones Act. Should we fail to comply with the U.S. citizenship requirements of the Jones Act, we would be prohibited from operating our vessels in the U.S. coastwise trade during the period of such non-compliance. In addition, we could be subject to fines and our vessels could be subject to seizure and forfeiture for violations of the Jones Act and the related U.S. vessel documentation laws.
To facilitate compliance with the Jones Act, our Second Amended and Restated Certificate of Incorporation and By-Laws: (i) limit the aggregate percentage ownership by non-U.S. citizens of any class of our capital stock (including Common Stock) to 22.5% of the outstanding shares of each such class to ensure that ownership by non-U.S. citizens will not exceed the maximum percentage permitted by applicable maritime law (presently 25%) but authorize our Board of Directors, under certain circumstances, to increase the foregoing percentage to 24%; (ii) require institution of a dual stock certification system to help determine such ownership; (iii) provide that any issuance or transfer of shares in excess of such permitted percentage shall be ineffective as against us and that neither we nor its transfer agent shall register such purported issuance or transfer of shares or be required to recognize the purported transferee or owner as a stockholder of ours for any purpose whatsoever except to exercise our remedies; (iv) provide that any such excess shares shall not have any voting or dividend rights; (v) permit us to redeem any such excess shares; and (vi) permit the Board of Directors to make such reasonable determinations as may be necessary to ascertain such ownership and implement such limitations. In addition, our By-Laws provide that the number of non-U.S. citizen directors shall not exceed a minority of the number necessary to constitute a quorum for the transaction of business and restrict any non-U.S. citizen officer from acting in the absence or disability of the Chairman of the Board of Directors, the Chief Executive Officer or the President.
We operate vessels that are registered in the United States and others registered in a number of foreign jurisdictions. Vessels are subject to the laws of the applicable jurisdiction as to ownership, registration, manning, environmental protection and safety. In addition, our vessels are subject to the requirements of a number of international conventions, as amended, that are applicable to vessels depending on their jurisdiction of registration. Among the more significant of these conventions are: (i) the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (“MARPOL”); (ii) the International Convention for the Safety of Life at Sea, 1974 and 1978 Protocols (“SOLAS”); and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). Key amendments to SOLAS addressing plans and procedures for the recovery of persons from water, firefighter communications, and shipboard noise reduction went into effect on July 1, 2014. Major revisions to STCW and its associated code went into effect on January 1, 2012 with a five-year transition period until January 1, 2017. We believe that our vessels are in compliance with all applicable material requirements and have all licenses necessary to conduct our business. In addition, vessels operated as standby safety vessels in the North Sea are subject to the requirements of the Department of Transport of the United Kingdom pursuant to the United Kingdom Safety Act.
The Maritime Labour Convention, 2006 (the “MLC”) went into effect on August 20, 2013. The MLC establishes comprehensive minimum requirements for working conditions of seafarers including, among other things, conditions of employment, hours of work and rest, grievance and complaints procedures, accommodations, recreational facilities, food and catering, health protection, medical care, welfare, and social security protection. The MLC also provides a definition of seafarer that includes all persons engaged in work on a vessel in addition to the vessel’s crew. Under this MLC definition, we may be responsible for proving that customer and contractor personnel aboard our vessels have contracts of employment that comply with the MLC requirements. We could also be responsible for salaries and/or benefits of third parties that may board one of our vessels. The MLC requires certain vessels that engage in international trade to maintain a valid Maritime Labour Certificate issued by their flag administration. Although the United States is not a party to the MLC, U.S.-flag vessels operating internationally must comply with the MLC when visiting a port in a country that is a party to the MLC. We have developed and implemented a fleetwide action plan to comply with the MLC to the extent applicable to our vessels.
Certain of our vessels are subject to the periodic inspection, survey, drydocking and maintenance requirements of the USCG and/or the American Bureau of Shipping and other marine classification societies. Moreover, to ensure compliance with applicable safety regulations, the USCG is authorized to inspect vessels at will.
In addition to the USCG, the EPA, the U.S. Department of Transportation’s Office of Pipeline Safety, the BSEE and certain individual states regulate vessels, facilities and pipelines in accordance with the requirements of OPA 90 or under analogous state law. There is currently little uniformity among the regulations issued by these agencies.
Although we face some risk when responding to third-party oil spills, a responder engaged in emergency and crisis activities has immunity from liability under federal law and all U.S. coastal state laws for any spills arising from its response efforts, except in the event of death or personal injury or as a result of its gross negligence or willful misconduct. It should be noted, however, that as a result of the Deepwater Horizon incident in 2010, some gaps have been identified in this responder immunity regime and actions are being taken by the response industry to seek modifications to the current responder immunity provisions enacted in OPA 90 to remedy these gaps. Moreover, a decision by a U.S. district court in 2016 has confirmed that responders are entitled not only to the statutory immunity under OPA 90, but also to immunity under other doctrines.
Environmental Compliance
As more fully described below, our business is, to some degree, subject to federal, state, local and international laws and regulations, as well as those of individual countries in which we operate, relating to environmental protection and occupational safety and health, including laws that govern the discharge of oil and pollutants into U.S. navigable and other waters or into waters covered by international conventions or such individual countries. Violations of these laws may result in civil and criminal penalties, fines, injunctions, or other sanctions.
We believe that our operations are currently in compliance with all material environmental laws and regulations. We do not expect that we will be required to make capital expenditures in the near future that would be material to our financial position, results of operations or cash flows to comply with environmental laws and regulations; however, because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these laws and regulations. The recent trend in environmental legislation and regulation is generally toward stricter standards, and it is our view that this trend is likely to continue.
OPA 90 establishes a regulatory and liability regime for the protection of the environment from oil spills. OPA 90 applies to owners and operators of facilities operating near navigable waters of the United States and owners, operators and bareboat charterers of vessels operating in U.S. waters, which include the navigable waters of the United States and the EEZ around the United States. For purposes of its liability limits and financial responsibility and response planning requirements, OPA 90 differentiates between tank vessels (which include chemical and petroleum product vessels and liquid tank barges) and “other vessels” (which include our offshore support vessels).
Under OPA 90, owners and operators of regulated facilities and owners and operators or bareboat charterers of vessels are “responsible parties” and are jointly, severally and strictly liable for removal costs and damages arising from facility and vessel oil spills or threatened spills up to their limits of liability (except if the limits are broken as discussed below) unless the spill results solely from the act or omission of certain third parties under specified circumstances, an act of God or an act of war. Damages are defined broadly to include: (i) injury to natural resources and the costs of remediation thereof; (ii) injury to, or economic losses resulting from the destruction of, real and personal property; (iii) net loss by the United States government, a state or political subdivision thereof, of taxes, royalties, rents, fees and profits; (iv) lost profits or impairment of earning capacity due to property or natural resources damage; (v) net costs of providing increased or additional public services necessitated by a spill response, such as protection from fire or other hazards or taking additional safety precautions; and (vi) loss of subsistence use of available natural resources.
Effective December 21, 2015, the OPA 90 regulations were amended to increase the liability limits for responsible parties for non-tank vessels to $1,100 per gross ton or $939,800, whichever is greater. Under revised procedures, the USCG will conduct an evaluation every three years to determine whether liability limits should be increased further based on the Consumer Price Index. These liability limits do not apply (a) if an incident is caused by the responsible party’s violation of federal safety, construction or operating regulations or by the responsible party’s gross negligence or willful misconduct, (b) if the responsible party fails to report the incident or to provide reasonable cooperation and assistance in connection with oil removal activities as required by a responsible official or (c) if the responsible party fails to comply with an order issued under OPA 90.
OPA 90 requires vessel owners and operators to establish and maintain with the USCG evidence of insurance or qualification as a self-insurer or other evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Under OPA 90, an owner or operator of a fleet of vessels may demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA 90. We have satisfied USCG regulations by providing evidence of financial responsibility demonstrated by commercial insurance and self-insurance. The regulations also implement the financial responsibility requirements of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability for discharges of hazardous substances such as chemicals, similar to OPA 90, and provides compensation for cleanup, removal and natural resource damages. Liability per vessel under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.
Under the Nontank Vessel Response Plan Final Rule, which became effective on October 30, 2013, owners and operators of nontank vessels are required by the USCG to prepare and submit Nontank Vessel Response Plans (“NTVRPs”). This rule implemented a 2004 statutory mandate expanding oil spill response planning standards that are applicable to tank vessels under OPA 90 amendments to the Clean Water Act (“CWA”), as described below, to self-propelled nontank vessels of 400 or more gross tons that carry oil of any kind as fuel for main propulsion and that operate on the navigable waterways of the United States. Under this rule, we are required to prepare vessel response plans and to contract with oil spill removal organizations to meet certain response planning requirements based on the capacity of a particular vessel. We have complied with these requirements. We expect our pollution liability insurance to cover any cost of spill removal subject to overall coverage limitations of $1.0 billion; however, a failure or refusal of the insurance carrier to provide coverage in the event of a catastrophic spill could result in material liability in excess of available insurance coverage, resulting in a material adverse effect on our business, financial position, results of operations or cash flows.
OPA 90 allows states to impose their own liability regimes with respect to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. Some states have issued regulations addressing financial responsibility and vessel and facility response planning requirements. We do not anticipate that state legislation or regulations will have a material impact on our operations.
MARPOL is the main international convention covering prevention of pollution of the marine environment by vessels from operational or accidental discharges. It has been updated by amendments through the years and is implemented in the United States pursuant to the Act to Prevent Pollution from Ships. MARPOL has six specific annexes including Annex I, which governs oil pollution.
Since the 1990s, the Department of Justice (“DOJ”) has been aggressively enforcing U.S. criminal laws against vessel owners, operators, managers, crewmembers, shoreside personnel, and corporate officers for actions related to violations of MARPOL Annex I. Prosecutions generally involve violations related to pollution prevention devices, such as the oily-water separator, and include falsifying the Oil Record Book, obstruction of justice, false statements and conspiracy. The DOJ has imposed significant criminal penalties in vessel pollution cases and the vast majority of such cases did not actually involve pollution in the United States, but rather efforts to conceal or cover up pollution that occurred elsewhere. In certain cases, responsible shipboard officers and shoreside officials have been sentenced to prison. In addition, the DOJ has required most defendants to implement a comprehensive environmental compliance plan (“ECP”) or risk losing the ability to trade in U.S. waters. If we are subjected to a DOJ criminal prosecution, we could face significant criminal penalties and defense costs as well as costs associated with the implementation of an ECP.
The CWA prohibits the discharge of “pollutants” into the navigable waters of the United States. The CWA also prohibits the discharge of oil or hazardous substances, into navigable waters of the United States and the EEZ around the United States and imposes civil and criminal penalties for unauthorized discharges. The CWA complements the remedies available under OPA 90 and CERCLA.
The CWA also established the National Pollutant Discharge Elimination System (“NPDES”) permitting program, which governs discharges of pollutants into navigable waters of the United States. Pursuant to the NPDES program, EPA has issued Vessel General Permits covering discharges incidental to normal vessel operations. The current Vessel General Permit (the “2013 VGP”), which became effective on December 19, 2013, applies to U.S.-flag and foreign-flag commercial vessels that are at least 79 feet in length and operate within the three-mile territorial sea of the United States, and it therefore applies to certain of our vessels. The 2013 VGP requires vessel owners and operators to adhere to “best management practices” to manage the covered discharges that occur normally in the operation of a vessel, including ballast water, and implements various training, inspection, monitoring, recordkeeping, and reporting requirements, as well as corrective actions upon identification of each deficiency. The 2013 VGP has also implemented more stringent requirements than the prior Vessel General Permit, including numeric technology-

based effluent limitations for ballast water discharges and a requirement that all vessels use an Environmentally Acceptable Lubricant (“EAL”) in all oil-to-sea interfaces unless not technically feasible. We have filed a Notice of Intent to be covered by the 2013 VGP for each of our ships that operate in U.S. waters.
The EPA has indicated that a new Vessel General Permit will be issued by the end of 2018. While a specific timeline is not available, it is expected that the schedule will allow parties to implement compliance measures before the effective date of the new Vessel General Permit. We cannot predict what additional costs we may incur to comply with the new Vessel General Permit.
On February 11, 2011, the EPA and the USCG entered into a Memorandum of Understanding (“MOU”) outlining the steps the agencies will take to better coordinate efforts to implement and enforce the Vessel General Permit. Under the MOU, the USCG will identify and report to the EPA potential Vessel General Permit deficiencies as a result of its normal boarding protocols for U.S.-flag and foreign-flag vessels. However, the EPA retains responsibility and enforcement authority to address Vessel General Permit violations. Failure to comply with the Vessel General Permit may result in civil or criminal penalties.
Section 401(d) of the CWA permits individual states to attach additional limitations and requirements to federal permits, including the 2013 VGP, that are necessary to assure that the permit will comply with any applicable CWA-based effluent limitations and other limitations, standards of performance, prohibitions, effluent standards, or pretreatment standards, and with any other appropriate requirements of that state. Pursuant to this authority, several states have specified significant, additional requirements that became a condition of the 2013 VGP. The 2013 VGP has resulted in more stringent requirements and may lead to increased enforcement by the EPA that could result in an increase in our operating costs.
Many countries have ratified and are thus subject to the liability scheme adopted by the International Maritime Organization (the “IMO”) and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “1969 Convention”). Some of these countries have also adopted the 1992 Protocol to the 1969 Convention (the “1992 Protocol”). Under both the 1969 Convention and the 1992 Protocol, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil from ships carrying oil in bulk as cargo, subject to certain complete defenses. These conventions also limit the liability of the shipowner under certain circumstances. As these conventions calculate liability in terms of Special Drawing Rights (“SDRs”) as used by the International Monetary Fund, which are based on a basket of currencies, the figures in this section are converted into U.S. dollars based on currency exchange rates as of January 11, 2017. However, those rates fluctuate daily and the figures are accordingly subject to change.
Under the 1969 Convention, except where the owner is guilty of actual fault, its liability is limited to $187.97 per gross ton (a unit of measurement for the total enclosed spaces within a vessel) with a maximum liability of $19.8 million. Under the 1992 Protocol, the owner’s liability is limited except where the pollution damage results from its personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Under the 2000 amendments to the 1992 Protocol, which became effective on November 1, 2003, liability is limited to $6.4 million plus $891.83 for each additional gross ton over 5,000 for vessels of 5,000 to 140,000 gross tons, and $126.9 million for vessels over 140,000 gross tons, subject to the exceptions discussed above for the 1992 Protocol.
Vessels trading to countries that are parties to these conventions must provide evidence of insurance covering the liability of the owner. We believe that our Protection and Indemnity (“P&I”) insurance will cover any liability under these conventions.
The United States is not a party to the 1969 Convention or the 1992 Protocol, and thus OPA 90, CERCLA, CWA and other federal and state laws apply in the United States as discussed above. In other jurisdictions where the 1969 Convention has not been adopted, various legislative and regulatory schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.
The International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, which became effective on November 21, 2008, was adopted to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil when used as fuel by vessels. The convention applies to damage caused to the territory, including the territorial sea, and in the EEZs, of the countries that are party to it. While the United States has not yet ratified this convention, U.S.-flag vessels operating internationally would be subject to it if they sail within the territories of those countries that have implemented its provisions. We believe that our vessels comply with these requirements.
The National Invasive Species Act (“NISA”) was enacted in the United States in 1996 in response to growing reports of harmful organisms being released into U.S. waters through ballast water taken on by vessels in foreign ports. The USCG adopted a final rule under NISA, which became effective on June 21, 2012, that imposes mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. In most cases vessels will be required to install and operate a ballast water management system (“BWMS”) that has been type-approved by the USCG, unless ballast water can be managed by another approved method, such as disposal ashore, use of water from a U.S. public water system, or retaining ballast water aboard. A vessel’s compliance date varies based upon its date of construction and ballast water capacity. All new vessels constructed on or after December 1, 2013, regardless of ballast water capacity, must comply with these requirements on delivery from the shipyard absent an extension from the USCG. Existing vessels with a ballast water capacity between 1,500 and 5,000 cubic meters must comply by their first scheduled drydocking after January 1, 2014 or obtain a USCG extension. Existing vessels with a ballast water capacity less than 1,500 cubic meters or greater than 5,000 cubic meters must comply by their first scheduled drydocking after January 1, 2016 or obtain a USCG extension. If a vessel intends to install a BWMS prior to the applicable compliance date and the USCG has not yet approved systems appropriate for the vessel’s class or type, the vessel may install an Alternate Management System (“AMS”) that has been approved by a foreign-flag administration pursuant to the IMO’s International Convention for the Control and Management of Ships Ballast Water and Sediments, which was adopted on February 13, 2004 (the “BWM Convention”), if the USCG determines that it is at least as effective as ballast water exchanges. If an AMS is installed prior to the applicable compliance date, it may only be used until five years after the compliance date unless it has been type-approved by the USCG. On December 2, 2016, the USCG issued its first type-approval certificate for a BWMS. Approval of two additional BWMSs followed on December 23, 2016. Despite the fact that the USCG has type-approved three BWMSs and may type-approve others in the future, it will likely take an extended period of time for such systems to become commercially available to meet our needs, if any, and the overall needs of the industry. Our ships operating in United States waters currently comply with these regulations by using water from U.S. public water systems, which is currently more cost effective than installing a BWMS.
The USCG has indicated that existing extensions will remain valid until their stated expiration. It has further indicated that it will grant an extension to a vessel’s compliance date in cases where a vessel owner or operator can document that, despite all efforts, compliance with the requirements described above is not possible. Acceptable reasons identified by the USCG for not being able to comply include: (i) the type-approved BWMSs are not available for installation on that particular vessel or class of vessels until after the vessel’s compliance date; (ii) the vessel’s design limitations are incompatible with the type-approved BWMSs currently available; (iii) installation of the type-approved BWMSs currently available will raise safety concerns for the vessel; and (iv) any other situation that may preclude a vessel from being fitted with a type-approved BWMS. If the USCG determines that a vessel owner or operator has not clearly documented that compliance is not possible, the USCG will not grant the vessel an extension and the vessel owner or operator will have to employ one of the approved ballast water management methods described above. For the foreseeable future, we plan to continue to comply by using water from a U.S. public water system.
The EPA and the USCG have taken different positions regarding BWMS extensions. While the USCG has been formally granting extensions to vessels that are unable to install the BWMS technology because it had not yet issued type approval for any systems and will continue to grant extensions based on the criteria described above, the EPA had declined to grant extensions to its ballast water requirements under the 2013 VGP. Therefore, even if a vessel obtains a USCG extension, it may not be in compliance with the 2013 VGP, absent installation of an AMS or compliance with one of the other management options such as using water from a U.S. public water system. Pursuant to a joint letter issued by the USCG and the EPA dated December 24, 2013 and a letter of non-enforcement issued by the EPA dated December 27, 2013, the EPA has clarified that non-compliance with the 2013 VGP standards will be considered a violation, but that it will take into account extensions granted by the USCG and other factors and in such cases will consider the violation a low enforcement priority. There is no indication that EPA will change its policy now that the USCG has issued three type-approvals for BWMSs. If we become unable to comply by using alternative approved ballast water management methods for our vessels operating in U.S. waters and cannot install USCG type-approved BWMSs or obtain an extension of such vessels’ compliance dates, we could be subject to enforcement action by the USCG and the EPA, which could have a material adverse effect on our business, financial position, results of operations and cash flows.
In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management, and permitting requirements, which in many cases have also become part of the state’s 2013 VGP certification. Currently, 25 states have added more stringent requirements to their certification of the 2013 VGP. Other states may proceed with the enactment of similar requirements that could increase our costs of operating in state waters.
Our vessels that operate internationally will also be subject to international ballast water management regulations, including those contained in the BWM Convention, which enters into force on September 8, 2017. Once the BWM Convention enters into force, some of our vessels that operate on international voyages will have to come into compliance by their first renewal survey of the International Oil Pollution Prevention (“IOPP”) Certificate issued under MARPOL after that date. Because the United States is not a party to the BWM Convention, those vessels may have to install an IMO approved BWMS or use one of the other management options under the BWM Convention to achieve compliance under the BWM Convention irrespective of any USCG extension we may receive for our vessels operating in the United States waters. We currently plan to comply with the BWM Convention once it enters into force by using a chemical disinfection method on our vessels operating outside the United States that are subject to the BWM Convention.
The Clean Air Act (as amended, the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to submit State Implementation Plans (“SIPs”), which are designed to attain national health-based air quality standards throughout the United States, including major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. The EPA and some states have each proposed more stringent regulations of air emissions from propulsion and auxiliary engines on oceangoing vessels. For example, the Air Resources Board of the State of California (“CARB”) has adopted a series of regulations to reduce air pollution that require oceangoing vessels visiting California ports to use marine distillate fuels with a sulfur content of no more than 0.10% once they sail within 24 nautical miles of the California coastline.
The CARB has also adopted regulations, which become effective on a phased-in basis, that require vessels to either shut down their auxiliary engines while in port in California and use electrical power supplied at the dock or implement alternative means to significantly reduce emissions from the vessel’s electric power generating equipment while it is in port. Generally, a vessel will run its auxiliary engines while in port in order to power lighting, ventilation, pumps, communication and other onboard equipment. The emissions from running auxiliary engines while in port may contribute to particulate matter in the ambient air. The purpose of the regulations is to reduce the emissions from a vessel while it is in port. The cost of reducing vessel emissions while in port may be substantial if we determine that we cannot use or the ports will not permit us to use electrical power supplied at the dock. Alternatively, the ports may pass the cost of supplying electrical power at the port to us, and we may incur additional costs in connection with modifying our vessels to use electrical power supplied at the dock.
Annex VI of MARPOL, which addresses air emissions, including emissions of sulfur and nitrous oxide (“NOx”), from vessels, came into force in the United States on January 8, 2009. Annex VI requires the use of low sulfur fuels worldwide in both auxiliary and main propulsion diesel engines on vessels. Vessels worldwide are currently required to use fuel with a sulfur content no greater than 3.5%, which the IMO decided in October 2016 to reduce to 0.5% beginning in January 2020. As a result of this reduction, fuel costs for vessel operators could rise dramatically beginning in 2020, which could adversely affect our profitability or the results of our operations. Annex VI also imposes NOx emissions standards on installed marine diesel engines of over 130 kW output power other than those used solely for emergency purposes irrespective of the tonnage of the vessel into which such an engine is installed. Different levels, or Tiers, of control apply based on the vessel’s construction date as determined under Annex VI (Tier I controls apply to vessels constructed on or after January 1, 2000, Tier II controls apply to certain vessels constructed on or after January 1, 2011, and Tier III controls apply to certain vessels constructed on or after January 1, 2016). Within any particular Tier, the actual NOx limit is determined from the engine’s rated speed on a sliding scale based on engine revolutions per minute. The Tier III controls apply only to the specified vessels while operating in an Emission Control Area (“ECA”), as discussed below, established to further limit NOx emissions. The Tier II controls apply to vessels operating in areas outside of ECAs.
More stringent sulfur and NOx requirements apply in designated ECAs. There are currently four ECAs worldwide: the Baltic Sea ECA, North Sea ECA, North American ECA, and U.S. Caribbean ECA. The North American ECA encompasses all waters, with certain limited exceptions, within 200 nautical miles of Hawaii and the U.S. and Canadian coasts. The U.S. Caribbean ECA includes waters adjacent to the Commonwealth of Puerto Rico and the U.S. Virgin Islands out to approximately 50 nautical miles from the coastline. As of January 1, 2015, vessels operating in an ECA must burn fuel with a sulfur content no greater than 0.1%. Further, marine diesel engines on vessels constructed on or after January 1, 2016 that are operated in an ECA must meet the stringent NOx standards described above.
Annex VI of MARPOL contains requirements with respect to the prevention of air pollution by vessels and the issuance of International Air Pollution Prevention (“IAPP”) certificates to reflect compliance with those requirements. In July 2011, the IMO’s Marine Environment Protection Committee adopted amendments to MARPOL Annex VI that went into effect in the United States on January 1, 2013. These amendments created a new Chapter 4 to Annex VI, which established Regulations on Energy Efficiency for Ships that generally apply to all new and existing vessels of 400 or more gross tons, subject to certain exceptions. These regulations mandate that all new vessels have an Energy Efficiency Design Index (“EEDI”) as well as a Ship Energy Efficiency Management Plan (“SEEMP”). The EEDI, which is required for certain types of vessels that are newly constructed or undergo a major conversion after January 1, 2013, is a measure of the efficiency of a particular vessel’s power plant and its hull form that will be expressed in grams of carbon dioxide (CO2) produced per the vessel’s capacity mile, which will be based on a formula using a factor of the distance traveled by the vessel multiplied by the cargo weight. It is expected that vessels that are currently excluded from these regulations will be included in the future when new formulas are developed. The EEDI requires a minimum energy efficiency level per capacity mile (tonnage mile) for different ship types, which is expected to be reduced incrementally every five years. As long as the required energy level is attained, ship designers and builders may use the most cost-effective measures of their choice to comply with these regulations. The SEEMP is an operational plan that establishes a mechanism to improve the energy efficiency of a vessel in a cost-effective manner. A SEEMP is required for all vessels in operation and must be developed taking into account guidelines adopted by the IMO in March 2012. The amendments to Annex VI also added requirements for the International Energy Efficiency (“IEE”) Certificate. For existing vessels, IEE Certificates are required to be issued no later than their first intermediate or renewal survey for their existing IAPP Certificate after January 1, 2013. Compliance with the SEEMP must also be demonstrated and verified at that time. All of our vessels are operated in compliance with the applicable requirements of Annex VI.
IMO regulations under MARPOL Annex I also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans (“SOPEPs”). Periodic training and drills for response personnel and for vessels and their crews are required. To the extent that our vessels carry noxious liquid substances, we have adopted Shipboard Marine Pollution Emergency Plans (“SMPEPs”), which cover potential releases not only of oil but also of any noxious liquid substances. A SMPEP under Regulation

17 of Annex II of MARPOL requires all vessels of 150 or more gross tons transporting noxious liquid substances in bulk to carry on board an approved marine pollution emergency plan for noxious liquid substances.
The International Convention on the Control of Harmful Anti-Fouling Systems on Ships (the “AFS Convention”), which went into effect on September 17, 2008, prohibits the use of certain harmful substances, known as organotins, in anti-fouling paints used on vessels. The AFS Convention applies to U.S.-flag vessels effective November 21, 2012. The AFS Convention bans the application or use of tributyltin (an anti-fouling agent used on the hulls of vessels to prevent the growth of marine organisms), calls for its removal from existing anti-fouling systems and establishes a detailed and science-based mechanism to consider future restrictions of harmful substances in anti-fouling systems. The AFS Convention generally applies to vessels of 400 or more gross tons that are engaged in international voyages (excluding fixed or floating platforms, floating storage units (FSUs) and floating production, storage and offloading units (FPSOs)). Vessels subject to the AFS Convention must demonstrate their compliance through possession of an International Anti-Fouling System Certificate. In addition to the United States, approximately 74 countries representing approximately 94% of the world’s tonnage have ratified the AFS Convention.
Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject in the United States to the requirements of the Resource Conservation and Recovery Act (“RCRA”) or comparable state, local or foreign requirements. From time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. With respect to our marine operations, the EPA has a longstanding policy that RCRA only applies after wastes are “purposely removed” from the vessel. As a general matter, with certain exceptions, vessel owners and operators are required to determine if their wastes are hazardous, obtain a generator identification number, comply with certain standards for the proper management of hazardous wastes, and use hazardous waste manifests for shipments to disposal facilities. The degree of RCRA regulation will depend on the amount of hazardous waste a generator generates in any given month. Moreover, vessel owners and operators may be subject to more stringent state hazardous waste requirements in those states where they land hazardous wastes. If such materials are improperly disposed of by third parties that we contract with, we may still be held liable for cleanup costs under applicable laws.
Under MARPOL Annex V, which governs the discharge of garbage from ships, the special area for the Wider Caribbean region including the Gulf of Mexico and the Caribbean Sea went into effect on May 1, 2011. MARPOL defines certain sea areas as “special areas,” in which, for technical reasons relating to their oceanographical and ecological condition and to their sea traffic, the adoption of special mandatory methods for the prevention of sea pollution is required. Under MARPOL, these special areas are provided with a higher level of protection than other areas of the sea.
Regulations under MARPOL Annex V, which became effective on January 1, 2013, provide for strict garbage management procedures and documentation requirements for all vessels and fixed and floating platforms. These regulations impose a general prohibition on the discharge of all garbage unless the discharge is expressly provided for under the regulations. The regulations allow the limited discharge of only the following: food waste, cargo residues and certain operational wastes not harmful to the marine environment, and carcasses of animals carried as cargo. The regulations have greatly reduced the amount of garbage that vessels are allowed to dispose of at sea and have increased our costs of disposing garbage remaining on board vessels at their port calls. The USCG published an interim rule on February 28, 2013 to implement these requirements in the United States effective April 1, 2013.
The Endangered Species Act, federal conservation regulations and comparable state laws protect species threatened with possible extinction. Protection of endangered and threatened species may include restrictions on the speed of vessels in certain ocean waters and may require us to change the routes of our vessels during particular periods. For example, in an effort to prevent the collision of vessels with the North Atlantic right whale, federal regulations restrict the speed of vessels to ten knots or less in certain areas along the Atlantic Coast of the United States during certain times of the year. The reduced speed and special routing along the Atlantic Coast may result in the use of additional fuel, which could affect the results of our operations.
With regard to the regulation of emissions of certain gases, generally referred to as greenhouse gases, international conventions and federal, state and local laws and regulations have been considered or implemented to address the effects of such emissions on the environment. At the international level, the United Nations Framework Convention on Climate Change (the “Climate Change Convention”) went into effect on March 21, 1994 and provides an international framework for countries to negotiate specific international accords or protocols to establish binding limitations on greenhouse gas emissions. Pursuant to the Kyoto Protocol to the Climate Change Convention, which was adopted in Kyoto, Japan in December 1997 and went into effect on February 6, 2005 (the “Kyoto Protocol”), countries that are parties to the Climate Change Convention are required to implement national programs to reduce emissions of greenhouse gases. The detailed rules for the implementation of the Kyoto Protocol were adopted in Marrakesh, Morocco in 2001 and provided for an initial commitment period of 2008 to 2012, during which its parties were committed to achieving certain emission reduction targets.
At various United Nations climate change conferences, working groups have generally sought to establish emission reduction targets for developed countries, formulate a new climate change treaty and secure an extension of the Kyoto Protocol emissions limits to the extent that such a treaty is not yet achievable. On December 8, 2012, in Doha, Qatar, the Doha Amendment

to the Kyoto Protocol (“Doha Amendment”) was adopted to add a second commitment period running from January 1, 2013 to December 31, 2020, during which the parties will be committed to certain reduction targets for greenhouse gas emissions. Once it is in force, the Doha Amendment will continue the Kyoto Protocol as a transitional measure and will establish a proposal for a more comprehensive international agreement for the post-2020 period. In the interim, the 2015 United Nations Climate Change Conference resulted in the Paris Agreement, which came into force on November 4, 2016 and seeks to reduce emissions in an effort to slow global warming, although it does not specifically mention shipping. The IMO has not proposed measures to implement the Paris Agreement with respect to shipping.
The IMO’s third study of greenhouse gas emissions from the global shipping fleet, which was concluded in 2014, predicted that, in the absence of appropriate policies, greenhouse emissions from ships could increase by 50% to 250% by 2050 depending on economic growth and energy developments in the future. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures to achieve these limits. The first step toward this goal occurred in October 2016, when the IMO adopted a system for collecting data on ships’ fuel-oil consumption, which will be mandatory and apply globally.
The European Union (“EU”) had indicated its intention to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from vessels, particularly if no international maritime emissions reduction targets were agreed to through the IMO or the Climate Change Convention by the end of 2011. In 2011, the European Commission established a working group on shipping to provide input to the European Commission in its work to develop and assess options for the inclusion of international maritime transport in the EU’s greenhouse gas reduction commitment. In June 2013, the European Commission proposed legislation and established a strategy for progressively integrating maritime emissions into the EU’s policy for reducing domestic greenhouse emissions. As of January 1, 2015, EU Member States have to ensure that ships in the Baltic, the North Sea and the English Channel are using fuels with a sulfur content of no more than 0.10%. In addition, the European Parliament and EU Council have adopted a series of regulations beginning with Regulation 2015/757, which became effective on July 1, 2015, that establish a system for monitoring, reporting and verifying emissio ns from vessels of 5,000 or more gross tons calling at EU ports, with the first reporting period beginning on January 1, 2018.
In the United States, pursuant to an April 2007 decision of the U.S. Supreme Court, the EPA was required to consider whether carbon dioxide should be considered a pollutant that endangers public health and welfare, and thus subject to regulation under the CAA. In October 2007, the California Attorney General and a coalition of environmental groups petitioned the EPA to regulate greenhouse gas emissions from oceangoing vessels under the CAA. On January 1, 2009, the EPA began, for the first time, to require large emitters of greenhouse gases to collect and report data with respect to their greenhouse gas emissions. On December 1, 2009, the EPA issued an “endangerment finding” regarding greenhouse gases under the CAA. While this finding in itself does not impose any requirements on industry or other entities, the EPA is in the process of promulgating regulations of greenhouse gas emissions. To date, the regulations proposed and enacted by the EPA regarding carbon dioxide have not involved oceangoing vessels. Under MARPOL Annex VI, vessels operating in designated ECAs are required to meet fuel sulfur limits and NOx emission limits, including the use of engines that meet the EPA standards for NOx emissions, as discussed above.
Any future adoption of climate control treaties, legislation or other regulatory measures by the United Nations, IMO, EU, United States or other countries where we operate that restrict emissions of greenhouse gases could result in financial and operational impacts on our business (including potential capital expenditures to reduce such emissions) that we cannot predict with certainty at this time. In addition, there may be significant physical effects of climate change from such emissions that have the potential to negatively impact our personnel and physical assets and reduce the demand for the services that we offer.
We manage exposure to losses from the above-described laws through our efforts to use only well-maintained, well-managed and well-equipped facilities and vessels and our development of safety and environmental programs, including a safety management system and our insurance program. We believe we will be able to accommodate reasonably foreseeable environmental regulatory changes subject to the comments above. There can be no assurance, however, that any future regulations or requirements or that any discharge or emission of pollutants by us will not have a material adverse effect on our business, financial position, results of operations or cash flows.
Security
Heightened awareness of security needs brought about by the events of September 11, 2001 has caused the USCG, the IMO, states and local ports to adopt heightened security procedures relating to ports and vessels.
Specifically, on November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) was signed into law. To implement certain portions of MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, the IMO adopted amendments to SOLAS, known as the International Ship and Port Facility Security Code (the “ISPS Code”), creating a new chapter dealing specifically with maritime security. The chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities. Among the various requirements under MTSA and/or the ISPS Code are:

•	onboard installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	onboard installation of ship security alert systems;

•	the development of vessel and facility security plans;

•	the implementation of a Transportation Worker Identification Credential program; and

•	compliance with flag state security certification requirements.
The USCG regulations, which are intended to align with international maritime security standards, generally deem foreign-flag vessels to be in compliance with MTSA vessel security measures provided such vessels have onboard a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. However, U.S.-flag vessels that are engaged in international trade must comply with all of the security measures required by MTSA, as well as SOLAS and the ISPS Code.
We believe we have implemented the various security measures required by MTSA, SOLAS and the ISPS Code in light of these requirements. Specifically, we have implemented security plans and procedures for each of our U.S.-flag vessels pursuant to rules implementing MTSA that have been issued by the USCG. Our U.S.-flag vessels subject to the requirements of the ISPS Code and our foreign-flag vessels are currently in compliance with ISPS Code requirements.
The International Safety Management Code (“ISM Code”), adopted by the IMO as an amendment to SOLAS, provides international standards for the safe management and operation of ships and for the prevention of marine pollution from ships. The United States enforces the ISM Code for all U.S.-flag vessels and those foreign-flag vessels that call at U.S. ports. All of our vessels that are 500 or more gross tons are required to be certified under the standards set forth in the ISM Code’s safety and pollution protocols. We also voluntarily comply with these protocols for some vessels that are under the mandatory 500-gross tons threshold. Under the ISM Code, vessel operators are required to develop an extensive safety management system (“SMS”) that includes, among other things, the adoption of a written system of safety and environmental protection policies setting forth instructions and procedures for operating their vessels subject to the ISM Code, and describing procedures for responding to emergencies. We have developed such a safety management system. These SMS policies apply to both the vessel and shore-side personnel and are vessel specific. The ISM Code also requires a Document of Compliance (“DOC”) to be obtained for the vessel manager and a Safety Management Certificate (“SMC”) to be obtained for each vessel subject to the ISM Code that it operates or manages. Vessels and companies subject to the ISM Code are inspected regularly to ensure that the SMS is in place and effective. Upon successful inspection and verification of an effective SMS, a vessel is issued an SMC. No vessel can obtain such an SMC unless its operator or manager has been issued a DOC by or on behalf of the administration of that vessel’s flag state. We have obtained DOCs for our shore side offices that have responsibility for vessel management and SMCs for each of the vessels that such offices operate or manage. These DOCs and SMCs must be verified or renewed periodically (annually or less frequently, depending on the type of document) in accordance with the ISM Code.
Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the USCG authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading to United States ports.
Industry Hazards and Insurance
Vessel operations involve inherent risks associated with carrying large volumes of cargo and rendering services in a marine environment. Hazards include adverse weather conditions, collisions, fire and mechanical failures, which may result in death or injury to personnel, damage to equipment, loss of operating revenues, contamination of cargo, pollution and other environmental damages and increased costs. We maintain hull, liability and war risk, general liability, workers compensation and other insurance customary in the industry in which we operate. We believe we will be able to renew any expiring policy without causing a material adverse impact on us. We also conduct training and safety programs to promote a safe working environment and minimize hazards.

Properties
Offshore support vessels are the principal physical properties owned by us and are more fully described in “–Equipment and Services.”
Employees
As of December 31, 2016 , we employed 1,981 individuals directly and indirectly through crewing or manning agreements.
As of December 31, 2016 , we employed 672 seafarers in the North Sea, some of whom were members of a union under the terms of an ongoing agreement.
Management considers relations with its employees to be satisfactory.
Legal Proceedings
In the normal course of our business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in our financial statements related thereto as appropriate. It is possible that a change in our estimates related to these exposures could occur, but we do not expect such changes in estimated costs would have a material effect on our consolidated financial position or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the “Selected Historical Consolidated and Combined Financial and Other Data” and our financial statements included elsewhere in this Information Statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
Overview
We are among the leading providers of global marine and support transportation services to offshore oil and gas exploration, development and production facilities worldwide. We currently operate a diverse fleet of 183 support and specialty vessels, of which 133 are owned or leased-in, 34 are joint ventured, 13 are managed on behalf of unaffiliated third parties and three are operated under pooling arrangements. The primary users of our services are major integrated oil companies, large independent oil and gas exploration and production companies and emerging independent companies.
Specifically, our fleet features vessels that deliver cargo and personnel to offshore installations; provide field security services; handle anchors and mooring equipment required to tether rigs to the seabed; tow rigs and assist in placing them on location and moving them between regions; and carry and launch equipment such as ROVs used underwater in drilling and well installation, maintenance, inspection and repair. Additionally, our vessels provide accommodations for technicians and specialists, and provide safety support and emergency response services. We also operate a fleet of liftboats in the U.S. Gulf of Mexico that primarily support well intervention, work-over, decommissioning and diving operations. To support non-oil and gas industry activity, we operate vessels primarily used to move personnel and supplies to offshore wind farms in Europe.
We consider ourselves value investors as it relates to acquiring new vessels and selling existing vessels. This strategy typically involves selling vessels in strong markets while deploying capital in periods of weakness. Importantly, we have maintained a strong balance sheet in order to take advantage of opportunities as they arise.
Over the last several years, we have disposed of most of our old generation equipment while taking delivery of new vessels specifically designed to meet the changing requirements of our customers and the overall markets we serve. Since December 31, 2005, the average age of our fleet, excluding standby safety and wind farm utility vessels, has been reduced from 16 years to eleven years as of December 31, 2016 . Newer vessels generally experience less downtime and require significantly less maintenance and scheduled drydocking costs compared to older vessels, making them preferable to customers and operators alike.
During 2016, we sold nine offshore support vessels and other equipment for net proceeds of $41.4 million and gains of $3.5 million, all of which were recognized currently. In addition, we recognized impairment charges of $119.7 million primarily associated with our anchor handling towing supply fleet, liftboat fleet and one specialty vessel.
The Spin-Off
SEACOR Holdings previously announced its intent to spin-off SEACOR Marine from SEACOR Holdings. The spin-off will be completed by way of a pro rata dividend of SEACOR Marine’s common stock, all of which is currently held by SEACOR Holdings, to SEACOR Holdings shareholders as of the record date. Immediately following the completion of the spin-off, SEACOR Holdings shareholders will own 100% of the outstanding shares of common stock of SEACOR Marine. After the spin-off, we will operate as an independent, publicly traded company.
If the spin-off is consummated, we expect to enter into a series of agreements with SEACOR Holdings, including the Distribution Agreement, two Transition Services Agreements, an Employee Matters Agreement and a Tax Matters Agreement. Each of these agreements is described in “Certain Relationships and Related Party Transactions–Agreements with SEACOR Holdings and SEACOR Marine Relating to the Separation.” Consummation of the separation is subject to certain conditions, as described in “The Spin-Off–Conditions to the Spin-Off.”
Trends Affecting the Offshore Marine Business
The market for offshore oil and gas drilling has historically been cyclical. Demand for offshore support vessels tends to be linked to the price of oil and gas as those prices significantly impact our customers’ exploration and drilling activity levels. Oil and gas prices tend to fluctuate based on many factors, including global economic activity, levels of reserves and production activity. Price levels for oil and gas have and will continue to in and of themselves influence demand for offshore marine services. In addition to the price of oil and gas, the availability of acreage, local tax incentives or disincentives, drilling moratoriums and other regulatory actions, and requirements for maintaining interests in leases affect activity in the offshore oil and gas industry. Factors that influence the level of offshore exploration and drilling activities include:

•	expectations as to future oil and gas commodity prices;

•	customer assessments of offshore drilling prospects compared with land-based opportunities, including newer or unconventional opportunities such as shale;

•	customer assessments of cost, geological opportunity and political stability in host countries;

•	worldwide demand for oil and natural gas;

•	the ability or willingness of OPEC to set and maintain production levels and pricing;

•	the level of oil and natural gas production by non-OPEC countries;

•	the relative exchange rates for the U.S. dollar; and

•	various United States and international government policies regarding exploration and development of oil and gas reserves.
Offshore oil and gas market conditions deteriorated beginning in 2014 and continued to deteriorate in 2016 when oil prices hit a twelve-year low of less than $27 per barrel (on the New York Mercantile Exchange) in February 2016. This decline in oil and gas prices led to a decrease in offshore drilling and associated activity. In the U.S. Gulf of Mexico, operating results for all of our vessel classes were negatively impacted as oil producing companies focused on cost reduction and cut capital spending budgets. Market conditions in international regions were also weaker in 2015, with this weakness continuing into 2016; however, operating results were partially supported by positive contract coverage in certain international regions. As of December 31, 2016, oil prices had increased from February 2016 lows to a price of approximately $54 per barrel; however, we have not yet experienced a corresponding increase in vessel utilization and day rates.
Certain macro drivers somewhat independent of oil and gas prices have the ability to continue to support our business, including: (i) underspending by oil producers during the current industry downturn leading to pent up demand for maintenance and growth capital expenditures; and (ii) improved extraction technologies. While alternative forms of energy may gain a foothold in the very long term, for the foreseeable future, we believe demand for gasoline and oil will increase, as well as demand for electricity from natural gas.
Low oil prices and the subsequent decline in offshore exploration have forced many operators in the industry to restructure or liquidate assets. We continue to closely monitor the delivery of newly built offshore support vessels to the industry-wide fleet, which is creating situations of oversupply, thereby further lowering the demand for our existing offshore support vessel fleet. A continuation of (i) weak oil and gas prices leading to lower customer exploration and drilling activity levels, and (ii) the increasing size of the global offshore support vessel fleet as newly built vessels are placed into service could, in isolation or together, have a material adverse effect on our results of operations, financial position and cash flows.
We adhere to a strategy of cold-stacking vessels (removing from active service) during periods of weak utilization in order to reduce the daily running costs of operating the fleet, primarily personnel, repairs and maintenance costs, as well as to defer some drydocking costs into future periods. We consider various factors in determining which vessels to cold-stack, including upcoming dates for regulatory vessel inspections and related docking requirements. We may maintain class certification on certain cold-stacked vessels thereby incurring some drydocking costs while cold-stacked. Cold-stacked vessels are returned to active service when market conditions improve or management anticipates improvement, typically leading to increased costs for drydocking, personnel, repair and maintenance in the periods immediately preceding the vessels’ return to active service. Depending on market conditions, vessels with similar characteristics and capabilities may be rotated between active service and cold-stack. On an ongoing basis, we review our cold-stacked vessels to determine if any should be designated as retired and removed from service based on the vessel’s physical condition, the expected costs to reactivate and restore class certification, if any, and its viability to operate within current and projected market conditions. As of December 31, 2016 , 49 of our 133 owned and leased-in vessels were cold-stacked worldwide, and eight had been retired and removed from service.
Certain Components of Revenues and Expenses
We operate our fleet in five principle geographic regions: the United States, primarily in the Gulf of Mexico; Africa, primarily in West Africa; the Middle East and Asia; Brazil, Mexico, Central and South America; and Europe, primarily in the North Sea. Our vessels are highly mobile and regularly and routinely move between countries within a geographic region. In addition, our vessels are also redeployed among the geographic regions, subject to flag restrictions, as changes in market conditions dictate. The number and type of vessels operated, their rates per day worked and their utilization levels are the key determinants of our operating results and cash flows. Unless a vessel is cold-stacked, there is little reduction in daily running costs and, consequently, operating margins are most sensitive to changes in rates per day worked and utilization. We manage our fleet utilizing a global network of shore side support, administrative and finance personnel.
Operating Revenues. We generate revenues by providing services to customers primarily pursuant to two different types of contractual arrangements: time charters and bareboat charters. Under a time charter, we provide a vessel to a customer and are responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, we provide a vessel to a customer and the customer assumes responsibility for all operating expenses and all risks of operation. Vessel charters may range from several days to several years.
Direct Operating Expenses. The aggregate cost of operating our fleet depends primarily on the size and asset mix of the fleet. Our direct operating costs and expenses, other than leased-in equipment expense, are grouped into the following categories:

•	personnel (primarily wages, benefits, payroll taxes, savings plans and travel for marine personnel);

•	repairs and maintenance (primarily routine repairs and maintenance and main engine overhauls that are performed in accordance with planned maintenance programs);

•	drydocking (primarily the cost of regulatory drydockings performed in accordance with applicable regulations);

•	insurance and loss reserves (primarily the cost of Hull and Machinery and Protection and Indemnity insurance premiums and loss deductibles);

•	fuel, lubes and supplies; and

•	other (communication costs, expenses incurred in mobilizing vessels between geographic regions, third party ship management fees, freight expenses, customs and importation duties and other).
We expense drydocking, engine overhaul and vessel mobilization costs as incurred. If a disproportionate number of drydockings, overhauls or mobilizations are undertaken in a particular fiscal year or quarter, operating expenses may vary significantly when compared with the prior year or prior quarter.
Direct Vessel Profit. Direct vessel profit is our measure of segment profitability. It is a key metric used by management in assessing the performance of our fleet. Direct vessel profit is defined as operating revenues less direct operating expenses excluding leased-in equipment expense. We utilize direct vessel profit as our primary financial measure for comparing the operating performance of individual vessels as well as the geographic regions and combined fleet.
Leased-in Equipment. In addition to our owned fleet, we operate leased-in vessels from lessors under bareboat charter arrangements that currently expire between 2018 and 2021. Certain of these vessels were previously owned and subject to sale and leaseback transactions with their lessors. We also lease-in other equipment that is employed on our vessels.
Impairments. As a result of continued weak conditions in the offshore oil and gas markets and the corresponding reductions in utilization and rates per day worked experienced by our fleet, we identified indicators of impairment for certain of our owned vessel classes and individual offshore support vessels. When reviewing our fleet for impairment, we group vessels with similar operating and marketing characteristics, including cold-stacked vessels expected to return to active service, into vessel classes. All other vessels, including vessels retired and removed from service, are evaluated for impairment on a vessel by vessel basis.
During the year ended December 31, 2016 , we determined the carrying values of our anchor handling towing supply fleet, supply fleet, liftboat fleet, retired and removed from service vessels, and certain other individual vessels were not recoverable based on an estimate of their future undiscounted cash flows. As a result, and as described in more detail below, we recognized aggregate impairment charges of $119.7 million to reduce their carrying values to estimated fair value based on values established by independent appraisers and other market data such as recent sales of similar vessels. The valuation methodology applied by the appraisers was an estimated cost approach less (i) estimated economic depreciation for comparably aged and conditioned assets and (ii) estimated economic obsolescence based on market data or utilization trending of the vessels over the prior two years compared with 2014 (see “Consolidated and Combined Time Charter Operating Data” below for historical fleet utilization statistics and “Note 10. Fair Value Measurements” in our audited consolidated and combined financial statements included elsewhere in this Information Statement for our fair value measurement determinations). If market conditions further decline from the depressed utilization and rates per day worked experienced over the last two years, fair values based on future appraisals could decline significantly.
During the year ended December 31, 2016 , we retired and removed eight vessels from service and recognized impairment charges of $20.7 million to reduce their carrying value to estimated fair value as described above.
With respect to vessels in active service and cold-stacked status, we recognized impairment charges of $62.8 million for our anchor handling towing supply fleet, $19.9 million for our liftboat fleet and $12.7 million for one specialty vessel to reduce their carrying values to estimated fair value as described above. The difference between the estimated fair values for these vessels compared with their carrying values was more pronounced given their age, short remaining useful lives and current low utilization levels. As of December 31, 2016 , our anchor handling towing supply fleet and liftboat fleet had average expected remaining lives of approximately four and six years, respectively, while the impaired specialty vessel had an expected remaining life of six years. In addition, we recognized other impairments of $3.6 million .

Our other vessel classes and other individual vessels in active service and cold-stacked status, for which no impairment was deemed necessary, have generally experienced a less severe decline in utilization and rates per day worked based on specific market factors. The market factors include vessels with more general utility to a broad range of customers (e.g., fast support vessels), vessels required for customers to meet regulatory mandates and operating under multiple year contracts (e.g., standby safety vessels) or vessels that service customers outside of the offshore oil and gas market (e.g., wind farm utility vessels). For these vessels, we assumed that future utilization and rates per day worked will, at a minimum, maintain levels experienced in 2016 over their expected remaining useful lives, based on the market factors discussed above. The resulting future undiscounted cash flows for each of these vessel classes held constant at levels of utilization and rates per day worked experienced in 2016 exceeded their current carrying values by more than 20% (see “Time Charter Operating Data” below for 2016 fleet statistics).
Our estimates of undiscounted cash flows are highly subjective as future utilization and rates per day worked are uncertain, including the timing of an estimated market recovery in the offshore oil and gas markets and the timing and cost of reactivating cold-stacked vessels. If market conditions decline further, changes in our expectations on future cash flows may result in us recognizing additional impairment charges related to our long-lived assets in future periods.
Results of Operations
For the periods indicated, our consolidated and combined results of operations were as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	186,327	86	330,890	90	495,112	93
Bareboat charter	8,833	4	8,598	2	4,671	1
Other marine services	20,476	10	29,380	8	30,161	6
	215,636	100	368,868	100	529,944	100
Costs and Expenses:
Operating:
Personnel	95,144	44	150,606	41	188,284	36
Repairs and maintenance	21,282	10	36,371	10	49,304	9
Drydocking	7,821	4	17,781	5	38,625	7
Insurance and loss reserves	5,682	2	9,898	3	14,108	3
Fuel, lubes and supplies	12,088	6	20,762	5	28,723	5
Other	7,331	3	18,045	5	18,569	4
Leased-in equipment	17,577	8	22,509	6	27,479	5
	166,925	77	275,972	75	365,092	69
Administrative and general	49,308	23	53,085	14	58,353	11
Depreciation and amortization	58,069	27	61,729	17	64,615	12
	274,302	127	390,786	106	488,060	92
Gains (Losses) on Asset Dispositions and Impairments, Net	(116,222)	(54)	(17,017)	(5)	26,545	5
Operating Income (Loss)	(174,888)	(81)	(38,935)	(11)	68,429	13
Other Expense, Net	(15,417)	(7)	(13,641)	(4)	(8,876)	(2)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	(190,305)	(88)	(52,576)	(15)	59,553	11
Income Tax Expense (Benefit)	(63,469)	(29)	(16,973)	(5)	21,031	4
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	(126,836)	(59)	(35,603)	(10)	38,522	7
Equity in Earnings (Losses) of 50% or Less Owned Companies	(6,314)	(3)	8,757	2	10,468	2
Net Income (Loss)	(133,150)	(62)	(26,846)	(8)	48,990	9
Net Income (Loss) attributable to Noncontrolling Interests in Subsidiaries	(1,103)	(1)	403	—	914	—
Net Income (Loss) attributable to SEACOR Marine Holdings Inc.	(132,047)	(61)	(27,249)	(8)	48,076	9

Time Charter Operating Data. The table below sets forth the average rates per day worked, utilization and available days data for our owned and leased-in vessels available worldwide for time charter in the periods indicated. The rate per day worked is the ratio of total time charter revenues to the aggregate number of days worked. Utilization is the ratio of aggregate number of days worked to total available days for all vessels. Unless vessels have been retired and removed from service, available days represents the total calendar days for which vessels were owned or leased-in by us whether marketed, under repair, cold-stacked or otherwise out-of-service.

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Anchor handling towing supply	$18,953	$27,761	$25,839
Fast support	7,740	9,069	9,235
Supply	6,121	10,821	14,201
Standby safety	9,121	10,293	10,819
Specialty	23,088	22,605	29,558
Liftboats	14,795	20,524	23,074
Overall Average Rates Per Day Worked (excluding wind farm utility)	10,059	13,659	15,275
Wind farm utility	2,290	2,482	2,607
Overall Average Rates Per Day Worked	7,114	10,079	12,011
Utilization:
Anchor handling towing supply	31%	59%	80%
Fast support	60%	67%	75%
Supply	29%	66%	82%
Standby safety	79%	84%	87%
Specialty	50%	60%	50%
Liftboats	5%	28%	65%
Overall Fleet Utilization (excluding wind farm utility)	47%	64%	78%
Wind farm utility	75%	84%	90%
Overall Fleet Utilization	54%	69%	81%
Available Days:
Anchor handling towing supply	5,777	5,475	5,998
Fast support	9,967	8,460	10,045
Supply	4,381	5,821	7,933
Standby Safety	8,117	8,760	8,760
Specialty	1,159	1,095	1,095
Liftboats	5,490	5,475	5,475
Overall Fleet Available Days (excluding wind farm utility)	34,891	35,086	39,306
Wind farm utility	13,270	12,575	11,741
Overall Fleet Available Days	48,161	47,661	51,047
Operating Income (Loss)
Excluding the impact of gains (losses) on asset dispositions and impairments, net, operating loss as a percentage of operating revenues was 27% in 2016 compared with an operating loss as a percentage of operating revenues of 6% in 2015 primarily due to weaker market conditions.
Excluding the impact of gains (losses) on asset dispositions and impairments, net, operating loss as a percentage of operating revenues was 6% in 2015 compared with operating income as a percentage of operating revenues of 8% in 2014. The decrease was primarily due to lower time charter revenues and the $6.9 million charge for funding the deficit in the MNRPF, partially offset by reductions in drydocking expenses and daily running costs as a consequence of cold-stacking additional vessels.
Consolidating segment tables of operating income (loss) for each period presented below is included in “Note 16. Major Customers and Segment Information” in our audited financial statements and related notes thereto for the year ended December 31, 2016 included elsewhere in this Information Statement.

United States, primarily Gulf of Mexico. For the periods indicated, our direct vessel profit in the United States was as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	28,902	88	111,892	94	218,270	95
Other marine services	3,954	12	6,859	6	11,589	5
	32,856	100	118,751	100	229,859	100
Direct operating expenses:
Personnel	22,305	68	52,843	45	85,794	37
Repairs and maintenance	2,721	8	8,697	7	20,069	9
Drydocking	228	1	6,430	5	17,619	8
Insurance and loss reserves	3,363	10	5,193	4	9,376	4
Fuel, lubes and supplies	1,392	4	6,785	6	10,472	4
Other	271	1	4,456	4	4,273	2
	30,280	92	84,404	71	147,603	64
Direct Vessel Profit	2,576	8	34,347	29	82,256	36
Time Charter Operating Data. For the periods indicated, our time charter operating data in the United States was as follows:

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Anchor handling towing supply	$35,410	$44,547	$32,535
Fast support	8,712	9,596	8,484
Supply	—	12,737	14,470
Specialty	—	—	43,804
Liftboats	14,795	20,524	23,074
Overall Average Rates Per Day Worked	16,211	22,714	19,186
Utilization:
Anchor handling towing supply	12%	42%	76%
Fast support	31%	70%	75%
Supply	—%	26%	73%
Specialty	—%	—%	9%
Liftboats	5%	28%	65%
Overall Fleet Utilization	13%	39%	70%
Available Days:
Anchor handling towing supply	3,581	3,176	2,987
Fast support	3,454	2,397	4,237
Supply	885	1,430	3,188
Specialty	61	—	329
Liftboats	5,490	5,475	5,475
Overall Fleet Available Days	13,471	12,478	16,216
2016 compared with 2015
Operating Revenues. Time charter revenues were $83.0 million lower in 2016 compared with 2015 due to a $43.8 million reduction from anchor handling towing supply vessels, a $27.7 million reduction from the liftboat fleet, a $6.8 million reduction from fast support vessels and a $4.7 million reduction from supply vessels. Time charter revenues were $75.0 million lower due to reduced utilization, of which $72.2 million was a consequence of cold-stacking vessels and $2.8 million for vessels in active service. In addition, time charter revenues were $1.3 million lower due to reduced average day rates, $4.0 million lower due to net fleet dispositions and $2.7 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix. As of December 31, 2016, we had 40 of 44 owned and leased-in vessels (nine anchor handling towing supply, 14 fast support, one supply, one specialty and 15 liftboats) cold-stacked in this region compared with 22 of 33 vessels (five anchor handling towing supply, three fast support, three supply and eleven liftboats) as of December 31, 2015. On December 31, 2016, we retired and removed from service one anchor handling towing supply vessel in this region.
Direct Operating Expenses. Direct operating expenses were $54.1 million lower in 2016 compared with 2015. On an overall basis, direct operating expenses were $2.8 million lower due to net fleet dispositions, $46.0 million lower due to the effect of cold-stacking vessels, $2.0 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $3.3 million lower for vessels in active service.
Personnel costs were $3.2 million lower due to net fleet dispositions, $25.2 million lower due to the effect of cold-stacking vessels, $1.2 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $0.9 million lower for vessels in active service. Repairs and maintenance costs were $5.4 million lower primarily due to the effect of cold stacking vessels. Drydocking costs were $6.2 million lower due to lower drydocking activity. Insurance and loss reserve expenses were $1.9 million lower and fuel, lubes and supplies expenses were $4.4 million lower primarily due to the effect of cold stacking vessels.
2015 compared with 2014
Operating Revenues. Time charter revenues were $106.4 million lower in 2015 compared with 2014. The decline in time charter revenues was primarily due to a $50.9 million reduction from the liftboat fleet, a $29.1 million reduction from supply vessels, a $14.3 million reduction from anchor handling towing supply vessels and a $10.8 million reduction from fast support vessels. On an overall basis for all our vessel classes, time charter revenues were $74.2 million lower due to reduced utilization, of which $40.8 million was a consequence of cold-stacking vessels and $33.4 million for vessels in active service, $24.3 million lower due to net fleet dispositions, $12.1 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $4.2 million higher due to an increase in average day rates. As of December 31, 2015, we had 22 of 33 owned and leased-in vessels cold-stacked in the region compared with one of 37 as of December 31, 2014. As of December 31, 2015, the cold-stacked vessels consisted of five anchor handling towing supply vessels, eleven liftboats, three fast support vessels and three platform supply vessels. As of December 31, 2014, the cold-stacked vessel was an anchor handling towing supply vessel.
Direct Operating Expenses. Direct operating expenses were $63.2 million lower in 2015 compared with 2014. On an overall basis, direct operating expenses were $21.4 million lower due to net fleet dispositions including the return of leased-in vessels to their owners, $24.1 million lower due to the effect of cold-stacking vessels, $11.3 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $6.4 million lower for vessels in active service.
Personnel costs were $13.8 million lower due to net fleet dispositions, $13.7 million lower due to the effect of cold-stacking vessels and $6.1 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix. These decreases were partially offset by a $0.6 million increase for vessels in active service. Repairs and maintenance costs were $3.9 million lower due to net fleet dispositions, $2.8 million lower due to the effect of cold-stacking vessels, $2.8 million lower for vessels in active service and $1.9 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix. Drydocking expenses were $11.2 million lower due to reduced drydocking activity. Insurance and loss reserves expenses were $1.5 million lower due to the effect of cold-stacking vessels, $0.8 million lower due to net fleet dispositions, $0.8 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix, and $1.0 million lower for vessels in active service. Fuel, lube and supplies expenses were $1.9 million lower due to the effect of cold-stacking vessels and $1.7 million lower due to net fleet dispositions and the repositioning of vessels between geographic regions and other changes in fleet mix.

Africa, primarily West Africa. For the periods indicated, our direct vessel profit in Africa was as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	36,706	98	53,724	94	66,198	93
Other marine services	856	2	3,528	6	4,643	7
	37,562	100	57,252	100	70,841	100
Direct operating expenses:
Personnel	12,628	33	15,677	28	18,002	25
Repairs and maintenance	2,628	7	4,692	8	4,734	7
Drydocking	1,098	3	757	1	4,998	7
Insurance and loss reserves	539	1	1,165	2	936	1
Fuel, lubes and supplies	2,512	7	2,705	5	3,565	5
Other	2,519	7	4,085	7	5,377	8
	21,924	58	29,081	51	37,612	53
Direct Vessel Profit	15,638	42	28,171	49	33,229	47
Time Charter Operating Data. For the periods indicated, our time charter operating data in Africa was as follows:

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Anchor handling towing supply	$15,464	$17,339	$19,467
Fast support	8,625	9,446	10,350
Supply	6,023	8,370	12,464
Specialty	10,472	12,838	11,867
Overall Average Rates Per Day Worked	10,222	11,825	13,515
Utilization:
Anchor handling towing supply	68%	92%	92%
Fast support	67%	77%	78%
Supply	54%	67%	84%
Specialty	63%	96%	80%
Overall Fleet Utilization	64%	79%	83%
Available Days:
Anchor handling towing supply	1,464	1,460	1,460
Fast support	2,683	2,555	2,476
Supply	1,071	1,338	1,600
Specialty	366	365	365
Overall Fleet Available Days	5,584	5,718	5,901
2016 compared with 2015
Operating Revenues. Time charter revenues were $17.0 million lower in 2016 compared with 2015. Time charter revenues were $11.0 million lower due to reduced utilization, of which $8.0 million was a consequence of cold-stacking vessels and $3.0 million for vessels in active service, $5.6 million lower due to a decrease in average day rates, $0.3 million lower due net fleet dispositions and $0.1 million lower due to the repositioning of vessels between geographic regions. As of December 31, 2016, we had three of twelve owned and leased-in vessels (two anchor handling towing supply and one specialty) cold-stacked in this region compared with two of 15 owned and leased-in vessels (two fast support) as of December 31, 2015. On December 31, 2016, we retired and removed from service four vessels (two fast support and two supply) in this region.
Direct Operating Expenses. Direct operating expenses were $7.2 million lower in 2016 compared with 2015. On an overall basis, direct operating expenses were $2.8 million lower due to the effect of cold-stacking vessels, $0.4 million higher due to net fleet acquisitions, $3.1 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $1.7 million lower for vessels in active service.
Personnel costs were $1.6 million lower due to the effect of cold-stacking vessels, $0.3 million higher due to net fleet acquisitions, $1.4 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $0.3 million lower for vessels in active service primarily due to favorable changes in currency exchange rates.
2015 compared with 2014
Operating Revenues. Time charter revenues were $12.5 million lower in 2015 compared with 2014. Time charter revenues were $4.2 million lower due to reduced utilization, of which $1.8 million was a consequence of cold-stacking vessels and $2.4 million for vessels in active service, $6.4 million lower due to a decrease in average day rates, $3.1 million lower due to the repositioning of vessels between geographic regions and $1.2 million higher due to fleet additions. As of December 31, 2015, we had two of 15 owned and leased-in vessels cold-stacked in the region compared with none of 16 as of December 31, 2014. As of December 31, 2015, the cold-stacked vessels in the region consisted of two fast support vessels.
Direct Operating Expenses. Direct operating expenses were $8.5 million lower in 2015 compared with 2014. On an overall basis, direct operating expenses were $0.8 million lower due to fleet dispositions, $2.5 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix, $1.3 million lower due to the effect of cold-stacking vessels and $3.9 million lower for vessels in active service.
Personnel costs were $0.1 million lower due to fleet dispositions, $0.6 million lower due to the effect of cold-stacking vessels, $0.3 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $1.3 million lower for vessels in active service primarily due to favorable changes in currency exchange rates. Drydocking expenses were $4.2 million lower due to reduced drydocking activity.
Middle East and Asia. For the periods indicated, our direct vessel profit in the Middle East and Asia was as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	41,657	77	48,541	76	57,788	84
Other marine services	12,230	23	14,951	24	10,723	16
	53,887	100	63,492	100	68,511	100
Direct operating expenses:
Personnel	18,381	34	20,614	32	20,324	30
Repairs and maintenance	6,426	12	8,678	14	6,826	10
Drydocking	2,117	4	1,275	2	4,991	7
Insurance and loss reserves	731	1	1,448	2	1,458	2
Fuel, lubes and supplies	4,215	8	5,033	8	6,006	9
Other	3,247	6	7,316	12	4,314	6
	35,117	65	44,364	70	43,919	64
Direct Vessel Profit	18,770	35	19,128	30	24,592	36

Time Charter Operating Data. For the periods indicated, our time charter operating data in the Middle East and Asia was as follows:

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Anchor handling towing supply	$8,477	$9,903	$10,963
Fast support	6,888	8,277	9,329
Supply	6,008	7,431	9,557
Specialty	31,474	33,519	52,181
Overall Average Rates Per Day Worked (excluding wind farm utility)	8,798	9,786	11,216
Wind farm utility	7,465	8,257	8,450
Overall Average Rates Per Day Worked	8,715	9,682	11,126
Utilization:
Anchor handling towing supply	49%	62%	67%
Fast support	84%	58%	75%
Supply	33%	85%	91%
Specialty	48%	43%	53%
Overall Fleet Utilization (excluding wind farm utility)	62%	65%	78%
Wind farm utility	47%	94%	79%
Overall Fleet Utilization	61%	67%	78%
Available Days:
Anchor handling towing supply	732	730	730
Fast support	3,660	3,508	3,285
Supply	2,068	2,190	2,050
Specialty	732	730	365
Overall Fleet Available Days (excluding wind farm utility)	7,192	7,158	6,430
Wind farm utility	641	365	214
Overall Fleet Available Days	7,833	7,523	6,644
2016 compared with 2015
Operating Revenues . Time charter revenues were $6.9 million lower in 2016 compared with 2015. Time charter revenues were $4.1 million lower due to the effect of cold-stacking vessels, $3.8 million lower due to reduced average day rates and $1.7 million due to the repositioning of vessels between geographic regions. Time charter revenues were $2.7 million higher due to net fleet additions. As of December 31, 2016, we had five of 19 owned and leased-in vessels (two supply, one specialty and two windfarm utility) cold-stacked in this region compared with two of 21 owned vessels (one anchor handling towing supply and one supply) as of December 31, 2015. On December 31, 2016, we retired and removed two vessels (one anchor handling towing supply and one specialty) from service in this region.
Direct Operating Expenses. Direct operating expenses were $9.2 million lower in 2016 compared with 2015. On an overall basis, direct operating expenses were $0.2 million lower due to the effect of cold-stacking vessels, $1.9 million lower due to net fleet dispositions, $1.0 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $6.1 million lower for vessels in active service.
Personnel costs were $0.1 million lower due to the effect of cold-stacking vessels and $2.2 million lower for vessels in active service. Repair and maintenance expenses were $0.1 million lower due to the effect of cold-stacking vessels, $0.1 million lower due to net fleet dispositions, $1.4 million lower for vessels in active service and $0.7 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix.
2015 compared with 2014
Operating Revenues. Time charter revenues were $9.2 million lower in 2015 compared with 2014. Time charter revenues were $7.6 million lower due to reduced utilization, of which $3.1 million was a consequence of cold-stacking vessels and $4.5 million for vessels in active service, $6.0 million lower due to reduced average day rates, $1.0 million lower due to net fleet dispositions and $5.4 million higher due to the repositioning of vessels between geographic regions. As of December 31, 2015, we had two of 21 owned vessels cold-stacked in the region compared with none of 19 as of December 31, 2014. As of December 31, 2015, the cold-stacked vessels in the region consisted of one anchor handling towing supply vessel and one platform supply vessel.
Direct Operating Expenses. Direct operating expenses were $0.4 million higher in 2015 compared with 2014. On an overall basis, direct operating expenses were $1.2 million higher due to net fleet additions, $7.2 million higher due to the repositioning of vessels between geographic regions and other changes in fleet mix, $2.5 million lower due to the effect of cold-stacking vessels and $5.5 million lower for vessels in active service.
Personnel costs were $0.2 million higher due to net fleet additions, $2.4 million higher due to the repositioning of vessels between geographic regions, $1.0 million lower due to the effect of cold-stacking vessels, and $1.3 million lower for vessels in active service primarily due to favorable changes in currency exchange rates. Drydocking expenses were $3.7 million lower due to reduced drydocking activity.
Brazil, Mexico, Central and South America. For the periods indicated, our direct vessel profit in Brazil, Mexico, Central and South America was as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	196	2	17,585	63	44,052	89
Bareboat charter	8,833	86	8,598	31	4,671	9
Other marine services	1,180	12	1,602	6	773	2
	10,209	100	27,785	100	49,496	100
Direct operating expenses:
Personnel	2,117	21	7,406	27	14,093	29
Repairs and maintenance	232	3	1,237	4	3,144	6
Drydocking	—	—	1,859	7	3,297	7
Insurance and loss reserves	43	—	535	2	844	2
Fuel, lubes and supplies	21	—	673	2	2,174	4
Other	114	1	849	3	3,033	6
	2,527	25	12,559	45	26,585	54
Direct Vessel Profit	7,682	75	15,226	55	22,911	46

Time Charter Operating Data. For the periods indicated, our time charter operating data in Brazil, Mexico, Central and South America was as follows:

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Anchor handling towing supply	$—	$24,696	$26,782
Supply	18,986	21,633	25,436
Specialty	—	—	41,281
Overall Average Rates Per Day Worked	18,986	21,944	26,346
Utilization:
Anchor handling towing supply	—%	75%	86%
Supply	3%	83%	85%
Specialty	—%	—%	100%
Overall Fleet Utilization	2%	82%	84%
Available Days:
Anchor handling towing supply	—	109	821
Fast support	170	—	47
Supply	357	863	1,095
Specialty	—	—	36
Overall Fleet Available Days	527	972	1,999
2016 compared with 2015
Operating Revenues. Time charter revenues were $17.4 million lower in 2016 compared with 2015. Time charter revenues were $3.0 million lower due to fleet dispositions, $2.0 million lower due to the repositioning of vessels between geographic regions, and $12.4 million lower due to the cessation of time chartering activities in the region. During the first quarter of 2016, two of the vessels operating in the region commenced bareboat charters. In addition, during 2016 four vessels concluded their bareboat charter in the region and were mobilized to the U.S. Gulf of Mexico where three were cold-stacked and one was retired and removed from service. As of December 31, 2016, we had one of three owned vessels (one fast support) cold-stacked in this region compared with none of six owned and leased-in vessels as of December 31, 2015. On December 31, 2016, we retired and removed from service one supply vessel in this region.
Direct Operating Expenses. Direct operating expenses were $10.0 million lower in 2016 compared with 2015. On an overall basis, direct operating expenses were $1.4 million lower due to fleet dispositions, $6.3 million lower due to changes in contract status for two vessels from time charter to bareboat charter during the first quarter of 2016 and $2.3 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix.
Personnel costs were $3.0 million lower due to the change in contract status for the two vessels noted above from time charter to bareboat charter (net of crew redundancy costs in 2016), $0.7 million lower due to fleet dispositions and $1.6 million lower due to the repositioning of vessels between geographic regions. Repair and maintenance expenses were $0.2 million lower due to net fleet dispositions, $0.4 million lower due to the change in contract status for the two vessels noted above from time charter to bareboat charter and $0.4 million lower due to the repositioning of vessels between geographic regions. Drydocking expenses were $1.9 million lower due to reduced drydocking activity.
2015 compared with 2014
Operating Revenues. Time charter revenues were $26.5 million lower in 2015 compared with 2014. On an overall basis for all our vessel classes, time charter revenues were $3.1 million lower due to reduced average day rates, $5.5 million lower due to fleet dispositions, $18.4 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $0.5 million higher due to improved utilization. The number of days available for charter was 972 in 2015 compared with 1,999 in 2014, a decrease of 1,027 or 51%.
Direct Operating Expenses. Direct operating expenses were $14.0 million lower in 2015 compared with 2014. On an overall basis, direct operating expenses were $2.8 million lower due to fleet dispositions, $6.4 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $4.8 million lower for vessels in active service.
Personnel costs were $1.3 million lower due to fleet dispositions, $3.1 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $2.3 million lower for vessels in active service. Repairs and maintenance costs were $1.4 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix, and $0.5 million lower for vessels in active service. Drydocking expenses were $1.4 million lower due to reduced drydocking activity. Fuel, lubes and supplies expenses were $0.2 million lower due to fleet dispositions, $0.6 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix and $0.7 million for vessels in active service.
Europe, primarily North Sea. For the periods indicated, our direct vessel profit in Europe was as follows:

	For the years ended December 31,
	2016		2015		2014
	$’000’s	%	$’000’s	%	$’000’s	%
Operating revenues:
Time charter	78,866	97	99,148	98	108,804	98
Other marine services	2,256	3	2,440	2	2,433	2
	81,122	100	101,588	100	111,237	100
Direct operating expenses:
Personnel	39,713	49	54,066	53	50,071	45
Repairs and maintenance	9,275	11	13,067	13	14,531	13
Drydocking	4,378	5	7,460	7	7,720	7
Insurance and loss reserves	1,006	1	1,557	2	1,494	1
Fuel, lubes and supplies	3,948	5	5,566	6	6,506	6
Other	1,180	2	1,339	1	1,572	2
	59,500	73	83,055	82	81,894	74
Direct Vessel Profit	21,622	27	18,533	18	29,343	26
Time Charter Operating Data. For the periods indicated, our time charter operating data in Europe was as follows:

	For the years ended December 31,
	2016	2015	2014
Rates Per Day Worked:
Standby safety	$9,121	$10,293	$10,819
Wind farm utility	2,130	2,287	2,513
Overall Average Rates Per Day Worked	4,921	5,651	6,017
Utilization:
Standby safety	79%	84%	87%
Wind farm utility	76%	83%	91%
Overall Fleet Utilization	77%	84%	89%
Available Days:
Standby Safety	8,117	8,760	8,760
Wind farm utility	12,629	12,210	11,527
Overall Fleet Available Days	20,746	20,970	20,287
2016 compared with 2015
Operating Revenues. For our standby safety vessels, time charter revenues were $17.5 million lower in 2016 compared with 2015. Time charter revenues were $2.7 million lower due to reduced utilization, $1.1 million lower due to reduced average day rates, $7.2 million lower due to unfavorable changes in currency exchange rates and $6.5 million lower due to fleet dispositions. For our wind farm utility vessels, time charter revenues were $2.8 million lower in 2016 compared with 2015. Time charter revenues were $2.5 million lower due to reduced utilization, $2.5 million lower due to unfavorable changes in currency exchange rates and $0.3 million lower due to the repositioning of vessels between geographic regions. Time charter revenues were $1.2 million higher due to improved average day rates and $1.3 million higher due to fleet additions.
Direct Operating Expenses. Direct operating expenses were $23.6 million lower in 2016 compared with 2015. On an overall basis vessel operating expenses were $2.7 million lower due to net fleet dispositions, $13.8 million lower for vessels in active service primarily due to favorable changes in currency exchange rates, $6.9 million lower due to the recognition in 2015 of a charge for a U.K. subsidiary’s share of a funding deficit in the Merchant Navy Ratings Pension Fund (“MNRPF”) for North Sea Mariners arising from a 2014 actuarial valuation and $0.2 million lower due to the repositioning of vessels between geographic regions and other changes in fleet mix. See “-Contingencies-MNOPF and MNRPF” for additional details about our obligations.
Personnel costs were $5.5 million lower primarily due to favorable changes in currency exchange rates partially offset by increased seafarer compensation costs for vessels in active service, $1.9 million lower due to net fleet dispositions, $0.1 million lower due to the repositioning of vessels between geographic regions and $6.9 million lower due to the aforementioned recognition in 2015 of a charge for a U.K. subsidiary’s share of a funding deficit in the MNRPF for North Sea Mariners arising from a 2014 actuarial valuation. Repairs and maintenance costs were $3.4 million lower for vessels in active service, $0.3 million lower due to net fleet dispositions and $0.1 million lower due to the repositioning of vessels between geographic regions. Drydocking expenses were $3.1 million lower due to reduced drydocking activity. Fuel, lubes and supplies expense was $1.3 million lower for vessels in active service and $0.3 million lower due to net fleet dispositions.
2015 compared with 2014
Operating Revenues. For our standby safety vessels, time charter revenues were $6.6 million lower in 2015 compared with 2014. Time charter revenues were $2.9 million lower due to reduced utilization, $5.9 million lower due to unfavorable changes in currency exchange rates and $2.2 million higher due to improved average day rates. For our wind farm utility vessels, time charter revenues were $3.0 million lower. Time charter revenues were $3.2 million lower due to reduced utilization, $0.3 million lower due to reduced average day rates, $1.7 million lower due to unfavorable changes in currency exchange rates and $2.2 million higher due to fleet additions.
Direct Operating Expenses. Direct operating expenses were $1.2 million higher in 2015 compared with 2014. On an overall basis, direct vessel operating expenses were $6.9 million higher due to the recognition of a 2015 charge for our share of a funding deficit arising from a 2014 actuarial valuation of the MNRPF, $0.9 million higher due to net fleet acquisitions, $0.7 million lower due to the repositioning of vessels between geographic regions and $5.9 million lower for vessels in active service.
Excluding the funding deficit in the MNRPF of $6.9 million, personnel costs were $0.6 million higher due to net fleet acquisitions, $0.1 million lower due to the repositioning of vessels between geographic regions and $3.4 million lower for vessels in active service primarily due to favorable changes in currency exchange rates partially offset by increased seafarer compensation costs. Repairs and maintenance costs were $1.2 million lower for vessels in active service, $0.3 million lower due to the repositioning of vessels between geographic regions and $0.1 million higher due to fleet additions.
Leased-in Equipment. Leased-in equipment expenses were $4.9 million lower in 2016 compared with 2015 primarily due to a reduction in the number of leased-in fast support and supply vessels. As of December 31, 2016, we had eight vessels leased-in, including four anchor handling towing supply vessels, one fast support vessel, one supply vessel and two liftboats. As of December 31, 2015, we had 13 vessels leased-in, including four anchor handling towing supply vessels, two fast support vessels, four supply vessels, two liftboats and one wind farm utility vessel.
Leased-in equipment expenses were $5.0 million lower in 2015 compared with 2014 primarily due to a reduction in the number of leased-in fast support and supply vessels. As of December 31, 2015, we had nine vessels leased-in, including four anchor handling towing supply vessels, one fast support vessel, two supply vessels and two liftboats. As of December 31, 2014, we had 16 vessels leased-in, including four anchor handling towing supply vessels, four fast support vessels, six supply vessels and two liftboats.
Administrative and General. Administrative and general expenses were $3.8 million lower in 2016 compared with 2015 primarily due to a reduction in shore side personnel costs partially offset by higher allowances for doubtful accounts. Administrative and general expenses were $5.3 million lower in 2015 compared with 2014 primarily due to a reduction in shore side personnel costs and a provision for doubtful accounts of $1.1 million in 2014.
Gains (Losses) on Asset Dispositions and Impairments, Net. During 2016, we sold nine offshore support vessels and other equipment for net proceeds of $41.4 million and gains of $3.5 million, all of which were recognized currently. In addition, we recognized impairment charges of $119.7 million primarily associated with our anchor handling towing supply fleet, liftboat fleet and one specialty vessel.
During 2015, we sold two offshore support vessels and other equipment for net proceeds of $15.7 million and gains of $0.9 million, all of which were recognized currently. In addition, we recognized previously deferred gains of $2.6 million and recorded impairment charges of $20.5 million, of which $7.1 million was related to the suspended construction of two offshore support vessels and the removal from service of one leased-in offshore support vessel and other marine equipment spares and $13.4 million was related to the impairment of our goodwill as a consequence of difficult market conditions.
During 2014, we sold 14 offshore support vessels and other equipment for net proceeds of $177.3 million and gains of $48.3 million, of which $13.5 million was recognized currently and $34.8 million was deferred. In addition, we recognized previously deferred gains of $13.0 million.

Other Expense, Net
For the periods indicated, our other income (expense) was as follows:

	For the years ended December 31,
	2016	2015	2014
	$’000’s	$’000’s	$’000’s
Other Income (Expense):
Interest income	4,458	836	1,316
Interest expense	(10,008)	(4,116)	(3,475)
Interest income (expense) on advances and notes with SEACOR Holdings, net	—	691	(3,623)
SEACOR Holdings management fees	(7,700)	(4,700)	(16,219)
SEACOR Holdings guarantee fees	(315)	—	—
Marketable security losses, net	(45)	(3,820)	—
Derivative gains (losses), net	2,995	(2,766)	(171)
Foreign currency losses, net	(3,312)	(27)	(1,375)
Other, net	(1,490)	261	14,671
	(15,417)	(13,641)	(8,876)
Interest income. Interest income during 2016 was higher compared with 2015 primarily due to interest earned on higher cash balances resulting from the issuance of the 3.75% Convertible Senior Notes in December 2015 and higher interest from marketable security positions. Interest income was lower in 2015 compared with 2014 primarily due to lower interest earned on loans and advances to 50% or less owned companies.
Interest expense. Interest expense during 2016 was higher compared with 2015 primarily due to the issuance of the 3.75% Convertible Senior Notes in December 2015, partially offset by higher capitalized interest.
Interest income (expense) on advances and notes with SEACOR Holdings, net. Prior to the issuance of our 3.75% Convertible Senior Notes, we participated in a corporate cash management program with SEACOR Holdings. Net interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR Holdings and was offset by capitalized interest.
SEACOR Holdings management fees. SEACOR Holdings incurs various costs in connection with providing certain corporate services and charges quarterly management fees to its operating segments in order to fund its corporate overhead to cover such costs. Prior to the issuance of our 3.75% Convertible Senior Notes, management fees were allocated within the SEACOR Holdings consolidated group using income-based performance metrics. On November 30, 2015, contemporaneously with the issuance of the 3.75% Convertible Senior Notes, we entered into an agreement with SEACOR Holdings to provide these services to us at a fixed rate of $7.7 million per annum beginning December 1, 2015.
SEACOR Holdings guarantee fees. In the ordinary course of business, SEACOR Holdings has issued guarantees in respect of certain of our and our 50% or less owned companies' obligations, including obligations under debt instruments and credit facilities, sale-leaseback transactions, letters of credit and certain invoiced amounts for funding deficits of a multi-employer defined benefit pension plan. In connection with the issuance of our 3.75% Convertible Senior Notes on December 1, 2015, SEACOR Holdings began to charge us a fee of 0.5% on outstanding guaranteed amounts (the “Guarantee Fee”). As of December 31, 2016, SEACOR had guaranteed obligations of $141.3 million under these arrangements. Pursuant to the Distribution Agreement to be executed in connection with the spin-off, we will agree to use commercially reasonable efforts to have any guarantees that SEACOR Holdings provides to third parties on our and our affiliates behalf removed by the beneficiary of the guarantee. SEACOR will continue to charge us the Guarantee Fee for any guarantees that are not so removed. See “–Off-Balance Sheet Arrangements.”
Marketable security losses, net. Marketable security losses during 2016 and 2015 were due to losses on marketable security long positions acquired in December 2015.
Derivative gains (losses), net. During 2016 , derivative gains, net were primarily due to gains on equity options. During 2015 , derivative losses, net were primarily due to losses on equity options.
Foreign currency gains (losses), net. During 2016 , foreign currency losses, net were primarily due to the weakening of the pound sterling in relation to the euro underlying certain of our debt balances.

Other, net. During 2014, we received net litigation settlement proceeds of $14.7 million from an equipment supplier relating to the May 2008 mechanical malfunction and fire onboard the SEACOR Sherman, an anchor handling towing supply vessel then under construction. Upon settlement of the litigation, we recognized a gain of $14.7 million.
Income Tax Expense (Benefit)
Our effective income tax rate for 2016 , 2015 and 2014 was 33.4% , 32.3% and 35.3% , respectively.
Equity in Earnings (Losses) of 50% or Less Owned Companies
For the periods indicated, our equity in earnings (losses) from 50% or less owned companies, net of tax, were as follows:

	For the years ended December 31,
	2016	2015	2014
	$’000’s	$’000’s	$’000’s
MexMar	3,556	5,650	4,501
Sea-Cat Crewzer	1,031	736	1,219
Sea-Cat Crewzer II	21	2,327	899
Dynamic Offshore	1,248	1,035	922
OSV Partners	(2,112)	111	528
SEACOR Grant DIS	(2,136)	387	195
Falcon Global	(7,092)	(733)	(391)
Other	(831)	(756)	2,595
	(6,315)	8,757	10,468
MexMar. Equity in earnings from MexMar were $1.0 million higher during 2016 compared with 2015 primarily due to fleet additions and favorable currency exchange rates. Equity in earnings from MexMar were $1.1 million higher during 2015 compared with 2014 primarily due to fleet additions.
Sea-Cat Crewzer. Equity in earnings from Sea-Cat Crewzer LLC (“Sea-Cat Crewzer”) were $0.5 million lower during 2015 compared with 2014 and $0.3 million higher in 2016 compared with 2015 primarily due to higher drydocking activity during 2015.
Sea-Cat Crewzer II. Equity in earnings from Sea-Cat Crewzer II LLC (“Sea-Cat Crewzer II”) were $2.1 million lower during 2016 compared with 2015 primarily due to higher drydocking activity. Equity in earnings from Sea-Cat Crewzer II were $1.4 million higher during 2015 compared with 2014 primarily due to fleet additions.
OSV Partners. Equity in losses of $2.1 million from OSV Partners GP LLC and OSV Partners LP LLC (collectively “OSV Partners”) for 2016 were primarily due to reduced utilization following the cold-stacking of three of OSV Partners five vessels as a result of continued weak market conditions and a loss of $1.0 million for our proportionate share of asset impairment charges.
SEACOR Grant DIS. Equity in losses of $2.1 million from SEACOR Grant DIS LLC (“SEACOR Grant DIS”) for 2016 were primarily due to a $2.0 million loss for our proportionate share of impairment charges.
Falcon Global. Equity in losses of $7.1 million from Falcon Global LLC (“Falcon Global”) for 2016 were primarily due to an impairment charge of $6.4 million, net of tax, for an other-than-temporary decline in the fair value of our investment in Falcon Global.
Liquidity and Capital Resources
Our ongoing liquidity requirements arise primarily from working capital needs, capital commitments and our obligations to service outstanding debt. We may use our liquidity to fund capital expenditures, make acquisitions or to make other investments. Sources of liquidity are cash balances, marketable securities, construction reserve funds and cash flows from operations. From time to time, we may secure additional liquidity through asset sales or the issuance of debt, shares of our common stock or common stock of our subsidiaries, preferred stock or a combination thereof.
Historically, we participated in a cash management program administered by SEACOR Holdings for all of its businesses whereby certain of our operating and capital expenditures were funded through advances from SEACOR Holdings and certain cash collections were forwarded to SEACOR Holdings. As a consequence of this arrangement, we have historically maintained minor cash balances. In December 2015, we issued $175.0 million in aggregate principal amount of our 3.75% Convertible Senior

Notes and have utilized the proceeds of these notes together with our other sources of liquidity to self-fund operations and capital commitments.
As of December 31, 2016 , we had unfunded capital commitments of $94.9 million that included nine fast support vessels, three supply vessels and one wind farm utility vessel. These commitments included $15.4 million for one supply vessel that may be assumed by a third party at their option. Our capital commitments by year of expected payment are as follows (in thousands):

2017	29,272
2018	50,555
2019	13,223
2020	1,800
$94,850
As of December 31, 2016 , we had outstanding debt of $238.2 million , outstanding letters of credit of $16.8 million issued by SEACOR Holdings on our behalf and other labor and performance guarantees of $1.9 million . Our contractual long-term debt maturities are as follows (in thousands):

2017	$20,400
2018	3,850
2019	6,302
2020	3,850
2021	25,398
Years subsequent to 2021	189,241
$249,041
To the extent the spin-off does not occur prior to January 11, 2018, the holders of the 3.75% Convertible Senior Notes may require us to purchase for cash all or part of the 3.75% Convertible Senior Notes at par, plus accrued and unpaid interest on that date; however, if the spin-off is consummated, this requirement to repurchase the 3.75% Convertible Senior Notes would immediately terminate.
As of December 31, 2016 , we held balances of cash, cash equivalents, restricted cash, marketable securities and construction reserve funds totaling $237.1 million . As of December 31, 2016 , construction reserve funds of $78.2 million were classified as non-current assets in the accompanying historical balance sheets as we have the intent and ability to use the funds to acquire equipment. Additionally, we had $6.3 million available under subsidiary credit facilities. Subsequent to December 31, 2016 , our subsidiaries borrowed $3.4 million under these credit facilities to fund their capital commitments.
Summary of Cash Flows

	For the years ended December 31,
	2016	2015	2014
	$’000’s	$’000’s	$’000’s
Cash provided by or (used in):
Operating Activities	(29,186)	20,203	68,909
Investing Activities	(16,858)	(88,203)	93,036
Financing Activities	15,590	115,101	(87,748)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,479)	(1,628)	(2,281)
Net Increase (Decrease) in Cash and Cash Equivalents	(32,933)	45,473	71,916

Operating Activities
Cash flows from operating activities decreased by $49.4 million during 2016 compared with 2015 . Cash flows from operating activities decreased by $48.7 million during 2015 compared with 2014 . The components of cash flows provided by (used in) operating activities were as follows:

	For the years ended December 31,
	2016	2015	2014
	$’000’s	$’000’s	$’000’s
Operating income (loss) before depreciation, amortization and gains (losses) on asset dispositions and impairments, net	(597)	39,811	106,499
Amortization of deferred gains on sale and leaseback transactions	(8,199)	(8,199)	(5,792)
Changes in operating assets and liabilities before interest and income taxes	(26,660)	10,284	2,751
Purchases of marketable securities	(22,997)	(36,648)	—
Proceeds from sales of marketable securities	9,169	6,471	—
SEACOR Holdings management fees	(7,700)	(4,700)	(16,219)
SEACOR Holdings guarantee fees	(315)	—	—
Cash settlements on derivative transactions, net	(1,432)	1,256	(620)
Dividends received from 50% or less owned companies	777	3,927	4,296
Interest paid, excluding capitalized interest (1)	(2,698)	(22,665)	(19,585)
Interest received	3,873	20,087	14,591
Income taxes (paid) refunded, net	23,319	10,060	(32,663)
Other	4,274	519	15,651
Total cash flows provided by (used in) operating activities	(29,186)	20,203	68,909
_____________________

(1)	Capitalized interest paid and included in purchases of property and equipment was $7.0 million, $4.4 million and $4.9 million during 2016 , 2015 and 2014 , respectively.
Operating income (loss) before depreciation, amortization and gains (losses) on asset dispositions and impairments, net decreased $40.4 million during 2016 compared with 2015 . Operating income before depreciation, amortization and gains (losses) on asset dispositions and impairments, net decreased $66.7 million during 2015 compared with 2014. See “–Results of Operations” included above for a detailed discussion of the business.
During 2016 , cash used in operating activities included $21.9 million to purchase marketable security long positions and $1.1 million to cover marketable security short positions. During 2016 , cash used in operating activities included $8.9 million received from the sale of marketable security long positions and $0.3 million received from entering into marketable security short positions.
During 2015, cash provided by operating activities included $36.6 million to purchase marketable security long positions. During 2015, cash provided by operating activities included $6.5 million received from the sale of marketable security long positions.
Other cash flows provided by operating activities in 2014 included litigation settlement proceeds of $14.7 million from an equipment supplier relating to the May 2008 mechanical malfunction and fire onboard the SEACOR Sherman, an anchor handling towing supply vessel then under construction.
Investing Activities
During the 2016 , net cash used in investing activities was $16.9 million primarily as follows:

•
Capital expenditures and payments on fair value derivative hedges were $101.3 million. Equipment deliveries during the period included twelve fast support vessels, two supply vessel, two wind farm utility vessels and one specialty vessel.

•
We sold five supply vessels, four standby safety vessels and other property and equipment for net proceeds of $41.4 million . We also received $0.5 million in deposits on future property and equipment sales.

•	We made investments in and advances of $16.9 million to our 50% or less owned companies, including $7.7 million to Falcon Global, $7.4 million to MexMar, and $1.2 million to OSV Partners.

•	We increased our restricted cash balances by $1.2 million .

•	Construction reserve funds account transactions included deposits of $27.4 million and withdrawals of $87.8 million.

•	We received $0.1 million of net payments on third party notes receivable.
During 2015, net cash used in investing activities was $88.2 million primarily as follows:

•	Capital expenditures were $87.8 million; equipment deliveries included three fast support vessels, one supply vessel and two wind farm utility vessels.

•	We sold two offshore support vessels and other property and equipment for net proceeds of $15.7 million.

•	We made investments in, and advances to, 50% or less owned companies of $25.0 million, including $15.7 million to Falcon Global, $7.9 million to MexMar and $1.4 million to OSV Partners.

•	We received $15.2 million from our 50% or less owned companies, including $15.0 million from MexMar.

•	We acquired net third party notes receivable of $13.2 million.

•	Construction reserve fund account transactions included withdrawals of $24.9 million and deposits of $18.1 million.
During 2014, net cash provided by investing activities was $93.0 million primarily as follows:

•	Capital expenditures were $83.5 million; equipment deliveries included three fast support vessels, two supply vessels and two wind farm utility vessels.

•
We sold one anchor handling towing supply vessel, seven fast support vessels, four supply vessels, one liftboat, one wind farm utility vessel and other equipment for net proceeds of $177.3 million ($151.7 million in cash and $25.6 million in seller financing).

•	We made investments in, and advances to, 50% or less owned companies of $12.1 million including $5.1 million to OSV Partners, and $2.9 million to MexMar.

•	We received $28.7 million from our 50% or less owned companies, including $14.0 million from Sea-Cat Crewzer II, $10.7 million from MexMar, and $3.2 million from Sea-Cat Crewzer.

•	We received net payments of $1.0 million on third party notes receivable.

•	Construction reserve fund account transactions included withdrawals of $58.1 million and deposits of $50.8 million.
Financing Activities
During the 2016 , net cash provided by financing activities was $15.6 million . In the period, we:

•	made scheduled payments on long-term debt of $4.3 million ;

•	borrowed $23.5 million ( €21.0 million ) under the Windcat Credit Facility and repaid all of Windcat Workboats’ then outstanding debt totaling $22.9 million;

•	borrowed $22.8 million under the Sea-Cat Crewzer III Term Loan Facility;

•	incurred issuance costs on various debt facilities of $3.3 million ; and

•	made distributions to non-controlling interests of $0.2 million .
During 2015, net cash provided by financing activities was $115.1 million. In the period, we:

•	made net payments on advances and notes with SEACOR Holdings of $50.9 million;

•	issued $175.0 million of 3.75% Convertible Senior Notes and incurred $6.4 million in issuance costs;

•	made other scheduled payments on long-term debt of $6.8 million; and

•	received net contributions from SEACOR Holdings of $5.1 million.
During 2014, net cash used in financing activities was $87.7 million. In the period, we:

•	made net payments on advances and notes with SEACOR Holdings of $83.4 million;

•	made scheduled payments on long-term debt of $8.2 million; and

•	issued a new term loan for $5.1 million.

Short and Long-Term Liquidity Requirements
We believe that a combination of cash balances on hand, marketable securities, construction reserve funds, cash generated from operating activities, availability under existing subsidiary financing arrangements and access to the credit and capital markets will provide sufficient liquidity to meet our obligations, including to support our capital expenditures program, working capital and debt service requirements. We continually evaluate possible acquisitions and dispositions of certain businesses and assets. Our sources of liquidity may be impacted by the general condition of the markets in which we operate and the broader economy as a whole, which may limit our access to the credit and capital markets on acceptable terms. Management will continue to closely monitor our liquidity and the credit and capital markets.
Off-Balance Sheet Arrangements
On occasion, we and our partners will guarantee certain obligations on behalf of our 50% or less owned companies. As of December 31, 2016 , we had the following guarantees in place:

•
We hold a non-controlling interest in two companies that obtained bank debt to finance the acquisition of offshore support vessels. The debt is secured by, among other things, a first preferred mortgage on the vessels. The banks also have the authority to require us and our partners to fund uncalled capital commitments, as defined in the partnership agreements. In such event, we would be required to contribute our allocable share of uncalled capital, which was $1.8 million in the aggregate as of December 31, 2016 . We manage these vessels on behalf of our 50% or less owned companies and guarantee certain of the outstanding charter receivables if a customer defaults in payment and we either fail to take enforcement action against the defaulting customer or fail to assign our right of recovery against the defaulting customer. As of December 31, 2016 , our contingent guarantee for the outstanding charter receivables was $0.4 million.

•
We and our partners are the guarantors of a construction contract for two foreign-flag liftboats for Falcon Global. As of December 31, 2016 , the amount of our pro rata guarantee was $3.8 million. In addition, we and our partner jointly and severally guarantee Falcon Global’s debt facility funding this construction. As of December 31, 2016 , the amount outstanding under the debt facility was $51.8 million . In March 2017, our partner declined to participate in a capital call from Falcon Global and, as a consequence, we obtained 100% voting control of Falcon Global in accordance with the terms of the operating agreement. As a result, we will begin consolidating Falcon Global effective March 31, 2017.

Contractual Obligations and Commercial Commitments
Historically, in the ordinary course of business, SEACOR Holdings has issued guarantees in respect of certain of our 50% or less owned companies' obligations, including obligations under debt instruments and credit facilities, sale-leaseback transactions, letters of credit and certain invoiced amounts for funding deficits of a multi-employer defined benefit pension plan. As of December 31, 2016 , the aggregate amount of obligations that SEACOR Holdings had guaranteed on our behalf was $141.3 million. Pursuant to the Distribution Agreement that we will enter into with SEACOR Holdings in connection with the spin-off, we are required to use commercially reasonable efforts to cause SEACOR Holdings to be released from these guarantees in favor of a guarantee issued by us. To the extent we are unable to cause SEACOR Holdings to be released from any of these guarantees under reasonable terms, we will continue to pay SEACOR Holdings the Guarantee Fee equal to 0.5% per annum of the amount of outstanding guarantees. In addition, we will indemnify SEACOR Holdings in respect of any payments that SEACOR Holdings is required to make under any of these guarantees.

The following table summarizes our contractual obligations and other commercial commitments and their aggregate maturities as of December 31, 2016 (in thousands):

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Contractual Obligations:
Long-term Debt (including principal and interest)(1)	300,463	29,025	26,548	44,760	200,130
Capital Purchase Obligations(2)	94,850	29,272	63,778	1,800	—
Operating Leases(3)	79,162	20,999	38,581	19,582	—
Purchase Obligations(4)	8,914	8,914	—	—	—
	483,389	88,210	128,907	66,142	200,130
Other Commercial Commitments:
Joint Venture Guarantees(5)	79,708	8,202	19,687	—	51,819
Letters of Credit(5)(6)	705	28	677	—	—
	80,413	8,230	20,364	—	51,819
	563,802	96,440	149,271	66,142	251,949
______________________

(1)
Estimated maturities and interest payments of our borrowings are based on contractual terms. To the extent the spin-off does not occur prior to January 11, 2018, the holders of the 3.75% Convertible Senior Notes may require us to purchase for cash all or part of the 3.75% Convertible Senior Notes at par, plus accrued and unpaid interest on that date; however, if the spin-off is consummated, this requirement to repurchase the 3.75% Convertible Senior Notes would immediately terminate.

(2)
Capital purchase obligations represent commitments for the purchase of property and equipment. These commitments are not recorded as liabilities on our consolidated balance sheet as of December 31, 2016 as we have not yet received the goods or taken title to the property. These commitments included $15.4 million for one supply vessel that may be assumed by a third party at their option.

(3)	Operating leases primarily include leases of vessels and other property that have a remaining term in excess of one year.

(4)	These commitments are for goods and services to be acquired in the ordinary course of business and are fulfilled by our vendors within a short period of time.

(5)	See “Off-Balance Sheet Arrangements” above.

(6)	Excludes $16.0 million for letters of credit supporting long-term debt obligations included above.
Indebtedness
3.75% Convertible Senior Notes
On December 1, 2015, we issued $175.0 million aggregate principal amount of our 3.75% Convertible Senior Notes to investment funds managed and controlled by the Carlyle Group. Interest on the 3.75% Convertible Senior Notes is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2016.
Following the spin-off, holders of the 3.75% Convertible Senior Notes will be entitled to convert the principal amount of their outstanding notes, in whole or in part, into shares of SEACOR Marine common stock at an initial conversion rate of 23.26 shares of common stock per $1,000 principal amount of the notes through November 29, 2022 (the “Conversion Option”). We, at our option, may under certain circumstances settle any of the 3.75% Convertible Senior Notes submitted for conversion into our common stock through the issuance of an equal number of warrants in order to facilitate our compliance with the provisions of the Jones Act. The warrants, if issued, would entitle holders to purchase an equal number of shares of our common stock at an exercise price of $0.01 per share upon the resolution of any Jones Act compliance issues. We have reserved the maximum number of shares of our common stock needed upon conversion of the notes and potential exercise of warrants, or 4,070,500 shares as of December 31, 2015. The holders of the 3.75% Convertible Senior Notes have no right to convert into our common stock prior to the completion of the spin-off. Following the spin-off, if we undergo a fundamental change, the holders of the 3.75% Convertible Senior Notes may require us to purchase for cash all or part of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase. Following the spin-off, the 3.75% Convertible Senior Notes may be redeemed, in whole or in part, only if certain conditions are met, as more fully described in the indenture, at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. We have determined that the Conversion Option will be an embedded derivative within the 3.75% Convertible Senior Notes and will be recorded at fair value separate and apart from the 3.75% Convertible Senior Notes in periods subsequent to the spin-off, with changes in fair value included in derivative gains (losses), net.
Sea-Cat Crewzer III Term Loan Facility
On April 21, 2016, Sea-Cat Crewzer III LLC (“Sea-Cat Crewzer III”) entered into a €27.6 million term loan facility (payable in US dollars) secured by Sea-Cat Crewzer III’s vessels currently under construction. Borrowings under the facility bear interest at a Commercial Interest Reference Rate, which is currently 2.76% . A quarterly commitment fee is payable based on the unfunded portion of the commitment amount at a rate of 0.45% . As of December 31, 2016 , $22.8 million of borrowings were outstanding under this facility.
Windcat Workboats Credit Facility
On May 24, 2016, Windcat Workboats entered into a €25.0 million revolving credit facility secured by Windcat Workboats’ wind farm utility vessel fleet. Borrowings under the facility bear interest at variable rates based on EURIBOR plus a margin ranging from 3.00% to 3.30% per annum plus mandatory lender costs. A quarterly commitment fee is payable based on the unfunded portion of the commitment amount at rates ranging from 1.20% to 1.32% per annum. As of December 31, 2016 , €21.0 million ( $23.5 million ) of borrowings were outstanding under this facility.
C-Lift Acquisition Notes
We assumed obligations under C-Lift’s secured notes following the purchase of our partner’s 50% interest in C-Lift. The notes are secured by a first mortgage on two liftboats and guaranteed by SEACOR Holdings. The notes bear interest at variable rates based on LIBOR plus a fixed margin of 0.85% and mature in June 2017. As of December 31, 2016 , $17.5 million of borrowings were outstanding under these notes.
BNDES Equipment Construction Finance Notes
We financed the construction of certain offshore support vessels in Brazil with Banco Nacional de Desenvolvimento Economico e Social (“BNDES”), a Brazilian government-owned entity. The notes are secured by a first mortgage on these vessels. The notes bear interest at 4.0% per annum, require monthly principal and interest payments, are guaranteed by SEACOR Holdings and mature in May 2021. As of December 31, 2016 , $9.2 million of borrowings were outstanding under these notes.
Cypress CKOR
We obtained a 100% controlling interest in Cypress CKOR, an owner of one offshore support vessel, for one dollar and the assumption of $3.1 million in debt.
Falcon Global
We will begin consolidating Falcon Global on March 31, 2017. As of December 31, 2016, Falcon Global had $51.8 million of debt outstanding. The debt is secured by two foreign-flag liftboats owned by Falcon Global and matures no later than June 30, 2022. The notes bear interest at variable rates based on LIBOR plus a margin ranging from 2.5% to 2.9%, or an average rate of 3.97% as of March 31, 2017.
Effects of Inflation
Our operations are exposed to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.
Contingencies
MNOPF and MNRPF. Certain of our subsidiaries are participating employers in two industry-wide, multi-employer, defined benefit pension funds in the United Kingdom: the MNOPF and the MNRPF. Our participation in the MNOPF and MNRPF began with the acquisition of the Stirling group of companies in 2001 and relates to the current and former employment of certain officers and ratings by our and/or Stirling’s predecessors from 1978 through today. Both of these plans are in deficit positions and, depending upon the results of future actuarial valuations, it is possible that the plans could experience funding deficits that will require us to recognize payroll related operating expenses in the periods invoices are received.
Under the direction of a court order, any funding deficit of the MNOPF is to be remedied through funding contributions from all participating current and former employers. Prior to 2014, we were invoiced and expensed $19.4 million for our allocated share of the then cumulative funding deficits, including portions deemed uncollectible due to the non-existence or liquidation of certain former employers.
The cumulative funding deficits of the MNRPF were being recovered by additional annual contributions from current employers that were subject to adjustment following the results of future tri-annual actuarial valuations. Prior to 2014, we were invoiced and expensed $0.4 million for our allocated share of the then cumulative funding deficits. On February 25, 2015, the High Court approved a new deficit contribution scheme, whereby any funding deficit of the MNRPF is to be remedied through funding contributions from all participating current and former employers, in a manner similar to the operation of the MNOPF. Based on an actuarial valuation in 2014, the potential cumulative funding deficit of the MNRPF was $491.7 million (£325.0 million). On August 28, 2015, we were invoiced and recognized payroll related operating expenses of $6.9 million (£4.5 million)

for our allocated share of the cumulative funding deficit, including portions deemed uncollectible due to the non-existence or liquidation of certain former employers. The invoiced amounts are payable in four installments, beginning in October 2015.
Other. In the normal course of our business, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in our financial statements related thereto as appropriate. It is possible that a change in our estimates related to these exposures could occur, but we do not expect such changes in estimated costs would have a material effect on our consolidated financial position or results of operations.
Critical Accounting Policies and Estimates
Basis of Combination and Consolidation. The consolidated financial statements include the accounts of SEACOR Marine and its controlled subsidiaries. The combined financial statements include the predecessor businesses and their controlled subsidiaries that provide offshore marine services. Control is generally deemed to exist if we have greater than 50% of the voting rights of a subsidiary. All significant intercompany accounts and transactions are eliminated in the combination and consolidation.
Noncontrolling interests in consolidated and combined subsidiaries are included in the consolidated and combined balance sheets as a separate component of equity. We report consolidated and combined net income (loss) inclusive of both our and the noncontrolling interests’ share, as well as the amounts of consolidated and combined net income (loss) attributable to both us and the noncontrolling interests. If a subsidiary is deconsolidated upon a change in control, any retained noncontrolled equity investment in the former controlled subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value. If a subsidiary is consolidated upon a change in control, any previous noncontrolled equity investment in the subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value.
We employ the equity method of accounting for investments in 50% or less owned companies that we do not control but have the ability to exercise significant influence over the operating and financial policies of the business venture. Significant influence is generally deemed to exist if we have between 20% and 50% of the voting rights of a business venture, but may exist when our ownership percentage is less than 20%. In certain circumstances, we may have an economic interest in excess of 50% but may not control and consolidate the business venture. Conversely, we may have an economic interest less than 50% but may control and consolidate the business venture. We report our investments in and advances to these business ventures in the accompanying consolidated and combined balance sheets as investments, at equity, and advances to 50% or less owned companies. We report our share of earnings or losses from investments in 50% or less owned companies in the accompanying consolidated and combined statements of income (loss) as equity in earnings (losses) of 50% or less owned companies, net of tax.
We employ the cost method of accounting for investments in 50% or less owned companies it does not control or exercise significant influence. These investments in private companies are carried at cost and are adjusted only for capital distributions and other-than-temporary declines in fair value.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those related to deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from estimates and those differences may be material.
Revenue Recognition. We recognize revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.
We earn and recognize revenues primarily from the time charter and bareboat charter of vessels to customers based upon daily rates of hire. Under a time charter, we provide a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, we provide the vessel to the customer and the customer assumes responsibility for all operating expenses and risk of operation. Vessel charters may range from several days to several years. Revenues from time charters and bareboat charters are recognized as services are provided. In the U.S. Gulf of Mexico, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of charter.
Trade and Other Receivables. Customers are primarily major integrated oil companies, large independent oil and gas exploration and production companies, and emerging independent companies. Trade customers are granted credit on a short-term basis and related credit risks are considered minimal. Other receivables consist primarily of operating expenses incurred by us related to vessels we manage for others and insurance and income tax receivables. We routinely review our receivables and make provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Concentrations of Credit Risk. We are exposed to concentrations of credit risk associated with our cash and cash equivalents, construction reserve funds and derivative instruments. We minimize our credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. We do not currently anticipate nonperformance by any of our significant counterparties. We are also exposed to concentrations of credit risk relating to our receivables due from customers described above. We do not generally require collateral or other security to support our outstanding receivables. We minimize our credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.
Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to offshore support vessels, the estimated useful life is typically based upon a newly built vessel being placed into service and represents the point at which it is typically not justifiable for us to continue to operate the vessel in the same or similar manner. From time to time, we may acquire older vessels that have already exceeded our useful life policy, in which case we depreciate such vessels based on its best estimate of remaining useful life, typically the next regulatory survey or certification date.
As of December 31, 2016 , the estimated useful life (in years) of each of our major categories of new offshore support vessels was as follows:

Offshore Support Vessels:
Wind farm utility vessels	10
All other offshore support vessels (excluding wind farm utility)	20
Equipment maintenance and repair costs and the costs of routine overhauls, drydockings and inspections performed on vessels and equipment are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels, as well as major renewals and improvements to other properties, are capitalized.
Certain interest costs incurred during the construction of vessels are capitalized as part of the vessels’ carrying values and are amortized over such vessels’ estimated useful lives.
Impairment of Long-Lived Assets. We perform an impairment analysis of long-lived assets used in operations, including intangible assets, when indicators of impairment are present. These indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If the carrying values of the assets are not recoverable, as determined by the estimated undiscounted cash flows, the estimated fair value of the assets or asset groups are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value. We perform our testing on an asset or asset group basis. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. See “Certain Components of Revenues and Expenses–Impairments” above for a discussion of significant impairments recognized during 2016.
Impairment of 50% or Less Owned Companies. Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the fair value of the investment. In its evaluation, we consider, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When we determine the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from our estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although we believe our assumptions and estimates are reasonable, the investee’s actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods.
Business Combinations. We recognize 100% of the fair value of assets acquired, liabilities assumed, and noncontrolling interests when the acquisition constitutes a change in control of the acquired entity. Shares issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Any in-process research and development assets acquired are capitalized as are certain acquisition-related restructuring costs if the criteria related to exit or disposal cost obligations are met as of the acquisition date. Acquisition-related transaction costs are expensed as incurred and any changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals are recorded as an adjustment to income tax expense. The operating results of entities acquired are included in the accompanying consolidated and combined statements of income (loss) from the date of acquisition.
Income Taxes. We are included in the consolidated U.S. federal income tax return of SEACOR Holdings. SEACOR Holdings’ policy for allocation of U.S. federal income taxes requires its domestic subsidiaries included in the consolidated U.S. federal income tax return to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR Holdings.
Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated and combined financial statements. We do not consider the results of our foreign operations permanently reinvested and, therefore, provide U.S. income taxes on the net earnings of our foreign subsidiaries. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated and combined statements of income (loss). We record a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
In the normal course of business, we or SEACOR Holdings may be subject to challenges from tax authorities regarding the amount of taxes due from us. These challenges may alter the timing or amount of taxable income or deductions. As part of the calculation of income tax expense, we determine whether the benefits of its tax positions are at least more likely than not of being sustained based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained, we accrue the largest amount of the tax benefit that is more likely than not of being sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of its tax benefits and actual results could vary materially from these estimates.
Deferred Gains - Vessel Sale-Leaseback Transactions and Financed Vessel Sales. From time to time, we enter into vessel sale-leaseback transactions with finance companies or provide seller financing on sales of our vessels to third parties or to 50% or less owned companies. A portion of the gains realized from these transactions is not immediately recognized in income and has been recorded in the accompanying consolidated and combined balance sheets in deferred gains and other liabilities. In sale-leaseback transactions, gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease terms. In financed vessel sales, gains are deferred to the extent that the repayment of purchase notes is dependent on the future operations of the sold vessels and are amortized based on cash received from the buyers.
Quantitative and Qualitative Disclosure about Market Risk
We enter and settle forward currency exchange, option and future contracts with respect to various foreign currencies that are not designated as fair value hedges. As of December 31, 2016 , the fair market value of the outstanding forward currency option contracts was an unrealized gain of $0.2 million. These contracts enable us to buy currencies in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to our business conducted in Europe, Africa, Brazil, Mexico, Central and South America, the Middle East and Asia. We generally do not enter into contracts with forward settlement dates beyond twelve to eighteen months. An adverse change of 10% in the underlying foreign currency exchange rates for these contracts would reduce income by $0.4 million, net of tax.
As of December 31, 2016 , our subsidiary whose functional currency is the pound sterling had long-term debt of €21.0 million ( £17.9 million ). A 10% strengthening in the exchange rate of the euro against the pound sterling as of December 31, 2016 would result in foreign currency losses of $1.4 million, net of tax.
As of December 31, 2016 , our subsidiary had euro denominated forward currency exchange contracts with an aggregate U.S. dollar equivalent of $3.9 million related to offshore support vessels scheduled to be delivered in 2017. During the year ended December 31, 2016 , we recognized losses on the fair value of these contracts of $0.8 million which was included as an increase to the corresponding hedged equipment included in construction in progress in the accompanying consolidated balance sheets.
We have foreign currency exchange risks related to our operations where our functional currency is the pound sterling, primarily related to vessel operations that are conducted from ports located in the United Kingdom. Net consolidated assets of £41.7 million ($51.5 million) are included in our consolidated balance sheets as of December 31, 2016 . A 10% weakening in the exchange rate of the pound sterling against the U.S. dollar as of December 31, 2016 , would increase other comprehensive loss by $3.3 million, net of tax, due to translation.
As of December 31, 2016 , we held marketable securities with a fair value of $40.1 million consisting of equity and debt securities. Our investment in these securities primarily includes positions in energy, marine, transportation and other related businesses. A 10% decline in the value of our investments in marketable securities as of December 31, 2016 would reduce income by $2.6 million, net of tax.

Our outstanding debt is primarily in fixed interest rate instruments. Although the fair value of these debt instruments will vary with changes in interest rates, our operations are not significantly affected by interest rate fluctuations. As of December 31, 2016 , we had variable rate debt instruments (due 2017 through 2029) totaling $62.7 million that calls for us to pay interest based on LIBOR or Euribor plus applicable margins. The interest rates reset either monthly or quarterly. As of December 31, 2016 , the average interest rate on these variable rate borrowings was 3.1%.
As of December 31, 2016 , we had two interest rate swap agreements with an aggregate notional value of €15.0 million ( $15.8 million ). These agreements calls for us to pay a fixed interest rate of (0.03)% and receive interest payments based on Euribor. As of December 31, 2016 , we had a liability of $0.1 million having marked to market the position in these interest rate swap agreements.

MANAGEMENT
Our board of directors currently consists of John Gellert, our President, current executive officers of SEACOR Holdings and other employees of ours. The following table sets forth information regarding our current executive officers and the individuals who are expected to serve as our directors following the spin-off, including their anticipated position within our Company following the distribution, a five-year employment history and any directorships held in public companies.
All of our executive officers are currently officers and/or employees of SEACOR Holdings or its subsidiaries (including us). After the distribution, none of our executive officers will be employees of SEACOR Holdings.

Name	Age	Position
Charles Fabrikant	72	Non-Executive Chairman of the Board
John Gellert	46	President, Chief Executive Officer and Director
Matthew Cenac	51	Executive Vice President and Chief Financial Officer
Robert Clemons	45	Executive Vice President and Chief Operating Officer
Jesus Llorca	41	Executive Vice President - Corporate Development and Secretary
Anthony Weller	65	Senior Vice President and Managing Director - International Division
Clyde Camburn	57	Senior Vice President and Chief Accounting Officer
Andrew R. Morse	70	Director
R. Christopher Regan	61	Director
Evan Behrens	47	Director
Ferris Hussein	39	Director
Charles Fabrikant will become a member of our board of directors upon the consummation of the spin-off and serve as our Non-Executive Chairman of the Board. Mr. Fabrikant is the Executive Chairman of the Board, President and Chief Executive Officer of SEACOR Holdings and several of its subsidiaries. Effective February 23, 2015, Mr. Fabrikant was appointed President and Chief Executive Officer of SEACOR Holdings, a position he had resigned from in September 2010 when he was designated Executive Chairman of the Board of SEACOR Holdings. Mr. Fabrikant is a Director of Diamond Offshore Drilling, Inc., a contract oil and gas driller, Hawker Pacific Airservices, Limited, an aviation sales product support company, and Era Group Inc., a helicopter services and leasing company. In addition, he is President of Fabrikant International Corporation, a privately owned corporation engaged in marine investments. Fabrikant International Corporation may be deemed an affiliate of ours.
We believe that with over 30 years of experience in the maritime, transportation, investment and environmental industries, and his position as the founder of SEACOR Holdings, Mr. Fabrikant’s broad experience and deep understanding of our business makes him uniquely qualified to serve as Non-Executive Chairman of the Board.
John Gellert has served as our President and Chief Executive Officer since our formation. Mr. Gellert has been Co-Chief Operating Officer of SEACOR Holdings since February 23, 2015 and will resign from such position upon consummation of the spin-off. From May 2004 to February 2015, Mr. Gellert was Senior Vice President of SEACOR Holdings. From June 1992, when Mr. Gellert joined SEACOR Holdings, until July 2005, he had various financial, analytical, chartering and marketing roles within SEACOR Holdings. In addition, Mr. Gellert is an officer and director of certain SEACOR Holdings subsidiaries.
As our Chief Executive Officer, Mr. Gellert provides valuable insight to the board on our day-to-day operations. In addition, Mr. Gellert’s long tenure with us allows him to provide valuable insight to the board about the competitive dynamics of our industry.
Matthew Cenac is our Executive Vice President and Chief Financial Officer. Mr. Cenac has been Executive Vice President and Chief Financial Officer of SEACOR Holdings since February 23, 2015 and will resign from this position upon consummation of the spin-off. From August 2014 to February 2015, Mr. Cenac was Senior Vice President and Chief Financial Officer of SEACOR Holdings. From August 2005 to August 2015, Mr. Cenac was Vice President and Chief Accounting Officer of SEACOR Holdings. From June 2003 to August 2005, Mr. Cenac was Corporate Controller of SEACOR Holdings.
Robert Clemons is our Executive Vice President and Chief Operating Officer. Prior to his appointment and since 2007, Mr. Clemons served as Vice President and Chief Operating Officer of our Americas division. Prior to 2007, Mr. Clemons was General Manager of our West Africa region. Mr. Clemons has over 15 years of industry experience and holds degrees in business and law.
Jesus Llorca is our Executive Vice President - Corporate Development and Secretary. Mr. Llorca has been a Vice President of SEACOR Holdings Inc. since 2007 and will resign from this position upon consummation of the spin-off. From 2004 to 2007, Mr. Llorca worked in the corporate group of SEACOR Holdings Inc. assisting the General Counsel. Mr. Llorca practiced law in Spain and graduated from the ICADE with degrees in law and business.
Anthony Weller is our Senior Vice President and Managing Director of our International Division and prior to his appointment and since 2009 served as Managing Director of our International Division. Mr. Weller has over 40 years of industry experience and is a Master Mariner.
Clyde Camburn is our Senior Vice President and Chief Accounting Officer. Prior to his appointment and since 2008, Mr. Camburn was our Vice President of Finance. Mr. Camburn has over 30 years of industry experience and is a Chartered Certified Accountant in the United Kingdom.
Andrew R. Morse will become a member of our board of directors upon the consummation of the spin-off and will resign from the SEACOR Holdings board of directors at such time. Mr. Morse has served on the SEACOR Holdings board of directors since June 1998. Mr. Morse has been a Managing Director and Senior Portfolio Manager of Morse, Towey and White, a wholly-owned wealth management unit of High Tower Advisors Inc., a Chicago based firm of investment advisors since July 31, 2010. In addition, Mr. Morse serves on the Board of Directors and on the Audit Committee of High Tower Advisors Inc. Mr. Morse was a managing director and senior portfolio manager of UBS Financial Services, Inc., from October 2001 until July 2010. Mr. Morse was Senior Vice President-Investments of Salomon Smith Barney Inc. of New York, an investment banking firm, and Smith Barney Inc., its predecessor, from March 1993 to October 2001. Mr. Morse sits on numerous philanthropic boards and is Treasurer of the American Committee of the Weizmann Institute of Science and serves on the Management Committee of the Weizmann Institute of Science in Rehovot, Israel. Mr. Morse served as a director of Seabulk International, Inc., both before and following its merger with SEACOR Holdings in July 2005 until March 2006. In December 2015, Mr. Morse became a member of the Board of Managers of KGP Realty, a private residential property management company.
We believe that Mr. Morse’s deep experience in wealth management and corporate finance will provide a valuable resource to our board. In addition, his finance experience through advising high net worth individuals and investment entities will add a valuable perspective to the board. In addition, foreign governments have sought his experience on international corporate finance with respect to issues such as complex energy crisis management and other significant matters of public policy related to our business.
R. Christopher Regan will become a member of our board of directors upon the consummation of the spin-off and will resign from the SEACOR Holdings board of directors at such time. Mr. Regan has served on the SEACOR Holdings board of directors since September 2005. Mr. Regan is Co-Founder and, since March 2002, Managing Director, of The Chartis Group, a management consultancy group offering strategic, operational, risk management, governance and compliance advice to U.S. healthcare providers, suppliers and payers. Prior to co-founding The Chartis Group in 2001, Mr. Regan served from March 2001 to December 2001 as President of H-Works, a healthcare management consulting firm and a division of The Advisory Board Company. From January 2000 through December 2000, Mr. Regan served as Senior Vice President of Channelpoint, Inc., a healthcare information services company. Mr. Regan also serves as a Trustee of Hamilton College and Ascension Health Ventures.
We believe that Mr. Regan’s experience providing advice regarding business valuations, risk management, financial governance and compliance will add to the board’s breadth of experience on these important factors.
Evan Behrens will become a member of our board of directors upon the consummation of the spin-off. Mr. Behrens has been Senior Vice President of Business Development at SEACOR Holdings since 2009. Mr. Behrens joined SEACOR Holdings in 2008 and manages its involvement in numerous investments and transactions. Prior to joining SEACOR Holdings, he served as Fund Manager at Level Global Investors, L.P., which he joined in October 2006. He served as an Investment Professional at B Capital Advisors, L.P. He was a Founder of Infinity Point (formerly Behrens Rubinoff Capital Partners). Mr. Behrens also served in various positions at Paribas Corporation, Ulysses Management, and SAC Capital Management. He has been a Director of Penford Corporation since August 28, 2013. Mr. Behrens obtained an A.B. degree in Political Science from the University of Chicago.
We believe that Mr. Behrens experience providing advice regarding business valuations, investment management and mergers and acquisitions and will add to the board’s breadth of experience on these important factors.
Ferris Hussein will become a member of our board of directors upon the consummation of the spin-off. Mr. Hussein is a Managing Director at The Carlyle Group focused on global infrastructure and energy opportunities. Prior to joining Carlyle, Mr. Hussein served as a Vice President of ExxonMobil where he oversaw acquisition strategy. Prior to ExxonMobil, Mr. Hussein served as an attorney for the Republic of Iraq and, prior to that, for the U.S. Department of Justice. Mr. Hussein received his MBA from the University of Pennsylvania's Wharton School, JD from the University of Virginia School of Law, and BA from the University of Michigan.
We believe that Mr. Hussein’s experience in government, the energy industry and his global perspective will add to the board’s breadth of experience on these important factors.

Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our second amended and restated bylaws provides that our board of directors will consist of not less than five and not more than twelve directors. We expect that our board of directors will consist of six directors after the spin-off.
Our Board of Directors Following the Separation and Director Independence
Our second amended and restated bylaws vests in the board the authority to fix the number of directors as long as there are not fewer than five or more than twelve.
We expect that following the spin-off at least a majority of our directors will be independent, non-employee directors who meet the criteria for independence required by the NYSE within the time frame provided for by the transition rules of the NYSE.
Pursuant to the Note Purchase Agreement and the investment agreement, which we entered into in connection with the issuance of the 3.75% Convertible Senior Notes, we must use reasonable best efforts, subject to our directors’ fiduciary duties, to cause a person designated by the Carlyle Group to be appointed as a director on our board of directors, if the Carlyle Group, solely as a result of the conversion of the 3.75 % Convertible Notes for shares of our common stock, collectively owns or continues to own, 10% or more of our outstanding common shares. The Carlyle Group is also entitled to certain rights to observe meetings of our board of directors. This observation right will terminate at the time the Carlyle Group owns less than $50.0 million in aggregate principal amount of the 3.75% Convertible Senior Notes or a combination of the 3.75% Convertible Senior Notes and our common stock representing less than 5% of our common stock outstanding on a fully diluted basis, assuming the conversion of all of the 3.75% Convertible Senior Notes held by the Carlyle Group.
Committees of Our Board Following the Spin-off
Upon the completion of the spin-off, our board of directors will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the spin-off.
Audit Committee.
Committee Function. The Audit Committee will assist the board of directors in fulfilling its responsibility to oversee:

•
management’s execution of our financial reporting process, including the reporting of any material events, transactions, changes in accounting estimates or changes in important accounting principles and any significant issues as to adequacy of internal controls;

•	the selection, performance and qualifications of our independent registered public accounting firm (including its independence);

•	the review of the financial reports and other financial information provided by us to any governmental or regulatory body, the public or other users thereof;

•	our systems of internal accounting and financial controls and the annual independent audit of our financial statements;

•
risk management and controls, which includes assisting management with identifying and monitoring risks, developing effective strategies to mitigate risk, and incorporating procedures into its strategic decision-making (and reporting developments related thereto to the board of directors); and

•	the processes for handling complaints relating to accounting, internal accounting controls and auditing matters.
The Audit Committee’s role is one of oversight. Our management is responsible for preparing our financial statements and the independent auditors are responsible for auditing those financial statements. Our management, including the internal audit staff, or outside provider of such services, and the independent auditors have more time, knowledge and detailed information about us than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee will not provide any expert or special assurance as to our financial statements or any professional certification as to the independent auditors’ work.

The Audit Committee’s principal responsibilities will include:

•	appointing and reviewing the performance of the independent auditors;

•	reviewing and, if appropriate and necessary, pre-approving audit and permissible non-audit services of the independent auditors;

•	reviewing the adequacy of our internal and disclosure controls and procedures;

•	reviewing and reassessing the adequacy of our charter;

•	reviewing with management any significant risk exposures;

•	reviewing with management and the independent auditors our annual and quarterly financial statements;

•	reviewing and discussing with management and the independent auditors all critical accounting policies and practices used by us and any significant changes thereto;

•	reviewing and discussing with management, the independent auditors and the internal auditors any significant findings during the year, including the status of previous audit recommendations;

•	assisting the board of directors in monitoring compliance with legal and regulatory requirements; and

•
establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committee Members. The initial members of the Audit Committee will be Messrs. Morse and Regan. We will rely on the transition rules provided by the NYSE related to the number of Audit Committee members as well as the independence and financial literacy of the members of our Audit Committee. By the date required by the transition provisions of the rules of the NYSE, the Audit Committee will have the requisite number of members and all members will be independent and financially literate and have the necessary accounting or financial management experience.
Charter. Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our Audit Committee, which will then be available on our corporate website at www.seacormarine.com.
Compensation Committee.
Committee Function. The Compensation Committee, among other things will:

•	review all of our compensation practices;

•
establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain officers or managers who receive an annual base salary in excess of specified thresholds;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans;

•	produce a report on executive compensation to be included in our proxy statements; and

•	approve all grants of equity awards.
The Chairman of the Compensation Committee will set the agenda for meetings of the Compensation Committee. The meetings will be attended by the Chairman of the board of directors and members of executive management, if requested. At each meeting, the Compensation Committee will have the opportunity to meet in executive session. The Chairman of the Compensation Committee will report the Compensation Committee’s actions regarding compensation of executive officers to the full board of directors. The Compensation Committee will have the sole authority to retain compensation consultants to assist in the evaluation of director or executive officer compensation, has sole authority to determine compensation of such consultants and is responsible for the oversight of such consultants.
Committee Members. The initial members of the Compensation Committee will be Messrs. Morse, Regan and Hussein. We may rely on the transition rules provided by the NYSE related to the independence of the members of our Compensation Committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE all members of the Compensation Committee will be independent.
Compensation Committee Interlocks and Insider Participation. We expect that none of our directors will have interlocking or other relationships with other boards, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Nominating and Corporate Governance Committee.
Committee Function. The Nominating and Corporate Governance Committee will assist the board of directors with:

•
identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for election at our Annual Meeting of Stockholders and to fill vacancies on the board of directors;

•
recommending modifications, as appropriate, to our policies and procedures for identifying and reviewing candidates for the board of directors, including policies and procedures relating to candidates for the board of directors submitted for consideration by stockholders;

•
reviewing the composition of the board of directors as a whole, including whether the board of directors reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities;

•	reviewing periodically the size of the board of directors and recommending any appropriate changes;

•	overseeing the evaluation of the board of directors and management;

•	recommending changes in director compensation;

•	successor planning; and

•	various governance responsibilities.
Committee Members. The initial members of the Nominating and Corporate Governance Committee will be Messrs. Morse, Regan and Hussein. We may rely on the transition rules provided by the NYSE related to the independence of the members of our Nominating and Corporate Governance Committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE all members of the Nominating and Corporate governance Committee will be independent.
Selection of Nominees for the Board of Directors. To fulfill its responsibility to recruit and recommend to the full board of directors nominees for election as directors, the Nominating and Corporate Governance Committee will review the composition of the full board of directors to determine the qualifications and areas of expertise needed to further enhance the composition of the board of directors and work with management in attracting candidates with those qualifications.
In identifying new director candidates, the Nominating and Corporate Governance Committee will seek advice and names of candidates from Nominating and Corporate Governance Committee members, other members of the board of directors, members of management and other public and private sources. The Nominating and Corporate Governance Committee, in formulating its recommendation of candidates to the board of directors will consider each candidate’s personal qualifications, and how such personal qualifications effectively address the perceived then current needs of the board of directors. Appropriate personal qualifications and criteria for membership on the board of directors include the following:

•	experience investing in and/or guiding complex businesses as an executive leader or as an investment professional within an industry or area of importance to us;

•	proven judgment and competence, substantial accomplishments, and prior or current association with institutions noted for their excellence;

•	complementary professional skills and experience addressing the complex issues facing a multifaceted international organization;

•	an understanding of our businesses and the environment in which we operate; and

•	diversity as to business experiences, educational and professional backgrounds and ethnicity.
After the Nominating and Corporate Governance Committee completes its evaluation, it will present its recommendations to the board of directors for consideration and approval. The Nominating and Corporate Governance Committee may also, but need not, retain a search firm in order to assist it in these efforts.
Stockholder Recommendations. The Nominating and Corporate Governance Committee will consider director candidates suggested by our stockholders provided that the recommendations are made in accordance with the same procedures required under our second amended and restated bylaws for nomination of directors by stockholders. Stockholder nominations that comply with these procedures and that meet the criteria outlined above will receive the same consideration that the Nominating and Corporate Governance Committee’s nominees receive.

Code of Business Conduct and Ethics
Prior to or upon completion of the separation, it is intended that our board of directors will adopt a set of Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics. A copy of each of these documents will then be available on our website at www.seacormarine.com, by clicking “Corporate Governance” on the “Investors” link and is also available to stockholders in print without charge upon written request to our Secretary.
Our Corporate Governance Guidelines will address areas such as director responsibilities and qualifications, director compensation, management succession, board committees and annual self-evaluation. Our Code of Business Conduct and Ethics will be applicable to our directors, officers, and employees and our Supplemental Code of Ethics will be applicable to our Chief Executive Officer and senior financial officers. We will disclose future amendments to, or waivers from, certain provisions of our Supplemental Code of Ethics on our website within two business days following the date of such amendment or waiver.
Executive Officers
Each of our executive officers has been elected by our board of directors and will serve until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.
Indemnification of Officers and Directors
Our second amended and restated certificate of incorporation and second amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. Upon the completion of the separation, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
In addition, our second amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.
Prior to the completion of the distribution, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION OF DIRECTORS
Director Compensation
Prior to the separation, we have not paid our directors for their service on our board of directors. We expect our board of directors to approve a plan for compensation for our directors in connection with the spin-off. It is expected that such compensation will consist of an annual retainer and equity award and may also consist of additional cash compensation for each meeting attended. In addition, we expect that the members of the committees of our board of directors will receive additional cash compensation for each committee meeting attended. The specific amount of the retainers and equity awards will be determined after the spin-off. Our employees who are serving on our board of directors will not receive cash compensation for their services as a member of our board of directors, but will be eligible to receive stock option grants, restricted stock awards and/or other equity based awards for their service on our board of directors as part of their annual compensation.

COMPENSATION OF EXECUTIVE OFFICERS
Overview
We are currently a wholly-owned subsidiary of SEACOR Holdings. Following the spin-off, we will be an independent publicly traded company. Prior to the spin-off, the compensation of our employees who will serve as our executive officers was determined by SEACOR Holdings and its compensation committee under SEACOR Holdings’ historic compensation programs. Following the spin-off, we will adopt compensation programs that may differ from SEACOR Holdings’ historical compensation approach in order to provide us with the flexibility to establish programs to attract, motivate and retain our employees. Following the spin-off, we expect to compensate our executives with cash compensation and equity-based compensation.
In connection with the spin-off we will establish a Compensation Committee that we expect will:

•	review all of our compensation practices;

•	establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain other officers or managers;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans; and

•	approve all grants of equity awards.
2016 Compensation
The information presented in this section describes the compensation of our chief executive officer and our two other most highly compensated executive officers, based on compensation paid by SEACOR Holdings for the fiscal year ended December 31, 2016 (collectively, our “named executive officers” or our “NEOs”).
For the fiscal year ended December 31, 2016, our named executive officers were as follows:

Name	Position
John Gellert	President and Chief Executive Officer
Matthew Cenac	Executive Vice President and Chief Financial Officer
Robert Clemons	Executive Vice President and Chief Operating Officer
Components of 2016 Compensation
Base Salary. Our named executive officers’ base salary levels for the year ended December 31, 2016 were established to reflect the experience and skill required for executing our business strategy and overseeing operations. After the spin-off, we expect that base salary will continue to be determined based on the experience and skill required for executing our business strategy and overseeing operations, and will be adjusted as appropriate, at levels designed to be consistent with professional and market standards.
Cash Bonus Compensation. As part of SEACOR Holdings, cash bonus awards to our executive officers were discretionary and generally paid over three years, with 60% paid in the year awarded (for services performed in the prior calendar year) and 20% paid in each of the next two subsequent years. Interest was paid on the deferred portion of this cash bonus compensation at the rate of LIBOR plus 60 basis points, which is currently approximately 2.2% per annum.
In general, SEACOR Holdings has historically determined cash bonus awards for a given fiscal year after the completion of the audit of its financial statements for that fiscal year. The initial installment of the bonus was generally paid after this determination was made, typically in the first quarter of the following fiscal year. We expect this will be the case for the 2016 fiscal year.
We expect that the process for determining cash bonus awards for our named executive officers will continue to be discretionary after the spin-off and that our management and Compensation Committee will determine the amount and structure of cash bonuses on a case-by-case basis for each individual, which we believe is the best approach for us in the years following the spin-off, in order to provide the flexibility necessary to design an annual cash bonus program tailored to our business.
Equity Compensation. Recently, SEACOR Holdings has employed two types of equity-based awards: restricted stock and stock options. The amount of the awards and allocation was based on, among other factors, SEACOR Holdings’ Compensation Committee’s analysis of the executive officers individual performance and other factors, including an estimate of the value of the awards.

In connection with the spin-off, we will adopt the SEACOR Marine Holdings 2017 Equity Incentive Plan (the “2017 Plan”) and we expect that, following the spin-off, our management and the Compensation Committee will determine the amount and allocation of equity awards on a case-by-case basis for each individual, which we believe is the best approach for us in the years following the spin-off, in order to provide the flexibility necessary to design an equity-based incentive program tailored to our business. For a description of the 2017 Plan, see “–2017 Plan.” For a description of the treatment of SEACOR Holdings incentive awards in the spin-off, see “The Spin-Off–Treatment of SEACOR Holdings Stock Awards.”
Restricted Stock. During 2016, SEACOR Holdings’ Compensation Committee awarded 10,000, 9,500 and 2,500 shares of restricted stock to Mr. Gellert, Mr. Cenac and Mr. Clemons, respectively, which are scheduled to vest in five equal installments beginning on March 4, 2017. SEACOR Holdings’ Compensation Committee has not yet awarded any restricted stock to Mr. Gellert, Mr. Cenac or Mr. Clemons with respect to 2016 performance.
Stock Options. During 2016, SEACOR Holdings’ Compensation Committee awarded 10,000, 10,000 and 5,000 stock options to Mr. Gellert, Mr. Cenac and Mr. Clemons, respectively, which are scheduled to vest in five equal installments beginning on March 4, 2017. The pricing for 25% of the stock options awarded was established on the date of grant, with the remainder being priced in three equal installments at quarterly intervals throughout the year. SEACOR Holdings’ Compensation Committee has not yet awarded any stock options to Mr. Gellert, Mr. Cenac or Mr. Clemons with respect to 2016 performance.
In connection with the spin-off, SEACOR Holdings stock options held by our employees and executive officers will be replaced with awards of our equity, see “The Spin-Off–Treatment of SEACOR Holdings Stock Awards” for a more complete description of this treatment.
Neither SEACOR Holdings nor we have entered into an employment or similar agreement with our NEOs. We expect this practice to continue after the spin-off, unless determined otherwise by our Compensation Committee.

Summary Compensation Table
The following table sets forth compensation information for our named executive officers with respect to the fiscal years ended December 31, 2016 and December 31, 2015. All share information relates to SEACOR Holdings common stock.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	All Other Compensation ($)	Total ($)
John Gellert(3)	2016	450,000	—	508,300	170,962	5,828	1,135,090
President and Chief Executive Officer	2015	450,000	300,000	1,083,750	351,530	11,493	2,196,773

Matthew Cenac(4)	2016	450,000	260,000	487,260	170,962	13,703	1,381,925
Executive Vice President and Chief Financial Officer	2015	450,000	300,000	433,500	111,009	11,493	1,306,002

Robert Clemons(5)	2016	250,000	—	127,075	85,481	1,571	464,127
Executive Vice President and Chief Operating Officer	2015	250,000	50,000	325,125	148,013	9,645	782,783
______________________

(1)
The entries in this column represent the full annual bonus payable in respect of performance completed during that year. Sixty percent (60%) of the annual bonus is paid at the time of the award and the remaining forty percent (40%) is paid in two equal annual installments approximately one and two years after the date the award is made. Interest is currently paid on the deferred portion of bonus compensation at the rate of approximately 1.5% per annum. Any outstanding balance is payable upon the death, disability, qualified retirement or termination without “cause” of the employee, or the occurrence of a “change-in-control” of SEACOR Holdings; however, the outstanding balance is generally forfeited if the employee is terminated for “cause” or resigns without “good reason.”

(2)
The dollar amount of restricted stock and stock options set forth in these columns reflects the aggregate grant date fair value of restricted stock and option awards made during 2016 and 2015 in accordance with the FASB ASC Topic 718 without regard to forfeitures. Discussion of the policies and assumptions used in the calculation of the grant date fair value are set forth in Notes 1 and 14 of the Consolidated Financial Statements included in the SEACOR Holdings 2015 Annual Report on Form 10-K.

(3)
“All Other Compensation” for Mr. Gellert includes $5,828 and $2,218 in 2016 and 2015, respectively, of interest earned on the second and third installments of bonus payments (see FN1), and $9,275 in 2015 of contributions made by SEACOR Holdings to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR Holdings, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code.

(4)
“All Other Compensation” for Mr. Cenac includes $4,428 and $2,218 in 2016 and 2015, respectively, of interest earned on the second and third installments of bonus payments (see FN1), and $9,275 and $9,275 in 2016 and 2015, respectively, of contributions made by SEACOR Holdings to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan as described in (3) above.

(5)
“All Other Compensation” for Mr. Clemons includes $1,571 and $370 in 2016 and 2015, respectively, of interest earned on the second and third installments of bonus payments (see FN1), and $9,275 in 2015 of contributions made by SEACOR Holdings to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan described in FN 3 above.

Outstanding Equity Awards at Fiscal Year-end (2016)
The following table sets forth certain information with respect to outstanding equity awards at December 31, 2016, held by our named executive officers. All share information relates to SEACOR Holdings common stock.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable)(1) (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested(2) ($)
John Gellert	9,666	—		58.54	3/4/2017	12,700	(3)	905,256
President and	9,666	—		57.70	3/4/2017	11,200	(4)	798,336
Chief Executive Officer	9,666	—		52.61	3/4/2017	8,200	(5)	584,496
	9,666	—		54.76	3/4/2017	5,000	(6)	356,400
	9,666	—		58.15	3/4/2018	2,000	(7)	142,560
	9,666	—		53.15	3/4/2018
	9,666	—		48.65	3/4/2018
	9,666	—		28.44	3/4/2019
	9,666	—		44.96	3/4/2019
	9,666	—		43.11	3/4/2019
	9,666	—		42.42	3/4/2019
	11,277	—		46.19	3/4/2020
	11,277	—		37.18	3/4/2020
	11,277	—		47.35	3/4/2020
	11,277	—		71.62	3/4/2020
	11,277	—		72.45	3/4/2021
	11,277	—		71.35	3/4/2021
	11,277	—		62.01	3/4/2021
	11,277	—		64.22	3/4/2021
	2,577	645	(8)	72.42	3/2/2022
	2,577	645	(8)	62.43	3/2/2022
	2,577	645	(8)	63.72	3/2/2022
	2,577	645	(8)	66.62	3/2/2022
	3,000	2,000	(9)	68.17	3/4/2023
	3,000	2,000	(9)	77.51	3/4/2023
	3,000	2,000	(9)	84.69	3/4/2023
	3,000	2,000	(9)	92.10	3/4/2023
	1,800	2,700	(10)	89.27	3/4/2024
	1,800	2,700	(10)	80.79	3/4/2024
	1,800	2,700	(10)	80.23	3/4/2024
	1,800	2,700	(10)	72.90	3/4/2024
	950	3,800	(11)	72.25	3/4/2025
	950	3,800	(11)	69.73	3/4/2025
	950	3,800	(11)	62.49	3/4/2025
	950	3,800	(11)	55.63	3/4/2025
	—	2,500	(12)	50.83	3/4/2026
	—	2,500	(12)	57.11	3/4/2026
	—	2,500	(12)	58.88	3/4/2026
	—	2,500	(12)	63.44	3/4/2026

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable)(1) (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested(2) ($)
Matthew Cenac	194	—		28.41	3/4/2019	5,800	(3)	413,424
Executive Vice President and	194	—		44.95	3/4/2019	400	(13)	28,512
Chief Financial Officer	194	—		43.09	3/4/2019	5,100	(4)	363,528
	194	—		42.40	3/4/2019	400	(14)	28,512
	451	—		46.18	3/4/2020	4,100	(5)	292,248
	451	—		37.16	3/4/2020	400	(15)	28,512
	451	—		47.33	3/4/2020	3,100	(6)	220,968
	1,127	—		71.62	3/4/2020	1,900	(7)	135,432
	1,611	—		72.45	3/4/2021
	1,611	—		71.35	3/4/2021
	1,611	—		62.01	3/4/2021
	1,611	—		64.22	3/4/2021
	1,288	323	(8)	72.42	3/2/2022
	1,288	323	(8)	62.43	3/2/2022
	1,288	323	(8)	63.72	3/2/2022
	1,288	323	(8)	66.62	3/2/2022
	900	600	(9)	68.17	3/4/2023
	900	600	(9)	77.51	3/4/2023
	900	600	(9)	84.69	3/4/2023
	900	600	(9)	92.10	3/4/2023
	500	750	(10)	89.27	3/4/2024
	500	750	(10)	80.79	3/4/2024
	500	750	(10)	80.23	3/4/2024
	500	750	(10)	72.90	3/4/2024
	300	1,200	(11)	72.25	3/4/2025
	300	1,200	(11)	69.73	3/4/2025
	300	1,200	(11)	62.49	3/4/2025
	300	1,200	(11)	55.63	3/4/2025
	—	2,500	(12)	50.83	3/4/2026
	—	2,500	(12)	57.11	3/4/2026
	—	2,500	(12)	58.88	3/4/2026
	—	2,500	(12)	63.44	3/4/2026

Robert Clemons	193	—		71.62	3/4/2020	3,700	(3)	263,736
Executive Vice President and	645	—	(8)	72.45	3/4/2021	3,200	(4)	228,096
Chief Operating Officer	645	—	(8)	71.35	3/4/2021	2,400	(5)	171,072
	644	323	(9)	72.42	3/2/2022	1,400	(6)	99,792
	—	323	(9)	62.43	3/2/2022	500	(7)	35,640
	—	323	(9)	63.72	3/2/2022
	—	323	(9)	66.62	3/2/2022
	600	600	(10)	68.17	3/4/2023

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Unexercisable)(1) (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested(2) ($)
	900	600	(10)	77.51	3/4/2023
	900	600	(10)	84.69	3/4/2023
	900	600	(10)	92.10	3/4/2023
	750	1,125	(11)	89.27	3/4/2024
	750	1,125	(11)	80.79	3/4/2024
	750	1,125	(11)	80.23	3/4/2024
	750	1,125	(11)	72.90	3/4/2024
	400	1,600	(12)	72.25	3/4/2025
	400	1,600	(12)	69.73	3/4/2025
	—	1,600	(12)	62.49	3/4/2025
	—	1,600	(12)	55.63	3/4/2025
	—	1,250	(12)	50.83	3/4/2026
	—	1,250	(12)	57.11	3/4/2026
	—	1,250	(12)	58.88	3/4/2026
	—	1,250	(12)	63.44	3/4/2026
______________________

(1)	Options vest incrementally at a rate of one-fifth per year.

(2)	The amounts set forth in this column equal the number of shares of restricted stock indicated multiplied by the closing price of SEACOR Holdings’ common stock on December 31, 2016, which was $71.28.

(3)	These shares will vest on March 4, 2017, assuming continued employment or directorship.

(4)	These shares will vest on March 4, 2018, assuming continued employment or directorship.

(5)	These shares will vest on March 4, 2019, assuming continued employment or directorship.

(6)	These shares will vest on March 4, 2020, assuming continued employment or directorship.

(7)	These shares will vest on March 4, 2021, assuming continued employment or directorship.

(8)	These options will vest on March 4, 2017.

(9)	These options will vest in substantially equal proportions on March 4 of 2017 and 2018, assuming continued employment or directorship.

(10)	These options will vest in substantially equal proportions on March 4 of 2017, 2018 and 2019, assuming continued employment or directorship.

(11)	These options will vest in substantially equal proportions on March 4 of 2017, 2018, 2019 and 2020, assuming continued employment or directorship.

(12)	These options will vest in substantially equal proportions on March 4 of 2017, 2018, 2019, 2020 and 2021, assuming continued employment or directorship.

(13)	These shares will vest on May 27, 2017, assuming continued employment or directorship.

(14)	These shares will vest on May 27, 2018, assuming continued employment or directorship.

(15)	These shares will vest on May 27, 2019, assuming continued employment or directorship.

Potential Payments upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control
The following table sets forth for our named executives cash bonus payments and the value of stock options and restricted stock that would accelerate upon the death, disability, qualified retirement, termination without “cause” of the employee, or the occurrence of a “change-in-control” as of December 31, 2016. All share information relates to SEACOR Holdings common stock.

Name	Bonus Awards(1) ($)	Option Awards(2) ($)	Stock Awards(3) ($)	Total ($)
John Gellert	247,825	255,722	2,787,048	3,290,595
President and Chief Executive Officer
Matthew Cenac	195,825	177,010	1,511,136	1,883,971
Executive Vice President and Chief Financial Officer
Robert Clemons	56,904	118,831	798,336	974,071
Executive Vice President, Chief Operating Officer
______________________

(1)
As described in footnote 1 to “ – Summary Compensation Table,” 60% of a bonus is paid at the time of the award and the remaining 40% is paid in two equal annual installments approximately one and two years after the date of the award, respectively. The unpaid amounts would become payable under the circumstances noted in the introduction to this table. The amount in this table represents the total of all remaining annual installments and any accrued interest yet to be paid as of December 31, 2016.

(2)
The dollar amount in this column reflects the accumulated value based on the difference between the strike prices and the closing price of SEACOR Holdings common stock on December 31, 2016, which was $71.28, for unvested options that would accelerate under the circumstances noted in the introduction to this table. Unvested options to purchase SEACOR Holdings common stock with strike prices greater than $71.28 were excluded.

(3)
The dollar amount in this column reflects the closing price of SEACOR Holdings common stock on December 31, 2016, which was $71.28, for unvested shares that would accelerate under the circumstances noted in the introduction to this table.

Share Incentive Plan
Prior to the spin-off, we intend to adopt the SEACOR Marine Holdings Inc. 2017 Equity Incentive Plan (the “2017 Plan”). Shortly after the spin-off, we expect to use up to 50% of the Share Pool (as defined below) to issue awards under the 2017 Plan to certain of our employees and non-employee directors. However, no final decisions have been made with respect to future awards under the 2017 Plan.
Purpose
The 2017 Plan authorizes the Compensation Committee, or another committee designated by the Board and made up of two or more non-employee directors and outside directors, to provide equity-based or other incentive-based compensation for the purpose of attracting and retaining our and our affiliates’ directors, employees and certain consultants, and providing those directors, employees and consultants incentive opportunities and rewards for superior performance.
The 2017 Plan is designed to comply with the requirements of applicable federal and state securities laws, and the Code, including allowing us to issue awards that may comply with the performance-based exclusion from the deduction limitations under Section 162(m) of the Internal Revenue Code (the “Code”).
Shares Subject to the 2017 Plan
The Board has authorized the issuance of 2,174,000 shares of our common stock in connection with awards pursuant to the 2017 Plan, which is equal to 10% of the total number shares of SEACOR Marine common stock on a fully diluted basis immediately following the spin-off (the “Share Pool”). No more than 2,174,000 of the total number of shares available for issuance under the 2017 Plan may be issued upon the exercise of incentive stock options (“ISOs”). The number of shares with respect to awards (including options and stock appreciation rights (“SARs”)) that may be granted under the 2017 Plan to any individual participant in any single fiscal year may not exceed 434,800 shares (with grants to non-employee directors limited to 217,400 shares), and the maximum number of shares that may be paid to any individual participant in connection with awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code in respect of a single performance period may not exceed 434,800, shares (or the cash equivalent of such shares), each as subject to potential adjustment as described in the 2017 Plan.
Any shares of our common stock covered by an award granted under the 2017 Plan, which for any reason is canceled, forfeited or expires or, in the case of an award other than a stock option or SAR, is settled in cash, will again be available for awards under the 2017 Plan. However, (i) shares not issued or delivered as a result of the net settlement of an outstanding stock option or SAR, and (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award, will not again become available for grant.

Subject to the 2017 Plan’s share counting rules, common stock covered by awards granted under the 2017 Plan will not be counted as used unless and until the shares are actually issued or transferred. However, common stock issued or transferred under awards granted under the 2017 Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, restricted stock units (“RSUs”) or other stock or stock-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added back to) the aggregate share limit or other 2017 Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2017 Plan, under circumstances further described in the 2017 Plan, but will not count against the aggregate share limit or other 2017 Plan limits described above. The various limits described above are subject to potential adjustment as described in the 2017 Plan.
Plan Administration
The 2017 Plan will be administered by the Compensation Committee. The Compensation Committee generally may select eligible participants to whom awards are granted, determine the types of awards to be granted and the number of shares covered by awards and set the terms and conditions of awards. The Compensation Committee’s determinations and interpretations under the 2017 Plan will be binding on all interested parties. The Compensation Committee may delegate to a subcommittee or to officers certain authority with respect to the granting of awards other than awards to certain officers and directors as specified in the 2017 Plan.
Eligibility
Awards may be made by the Compensation Committee to any of our employees (including prospective employees) and certain qualifying consultants, and to employees (including prospective employees) and certain qualifying consultants of our affiliates, and non-employee directors who are members of the Board or the board of directors of our affiliates; provided that ISOs may only be granted to our employees or employees of our affiliates. We anticipate that senior management and members of the Board or the board of directors of our affiliates will be eligible to participate in the 2017 Plan.
No Repricing Without Shareholder Approval
Except in connection with a corporate transaction or other adjustment event described in the 2017 Plan, repricing of underwater options and SARs is prohibited without shareholder approval under the 2017 Plan.
Types of Awards under the 2017 Plan
Stock Options. Option rights may be granted that entitle the optionee to purchase shares of our common stock at a price not less than fair market value at the date of grant (except with respect to Substitute Awards described below), and may be ISOs, nonqualified stock options, or combinations of the two. Stock options granted under the 2017 Plan will be subject to such terms and conditions, including exercise price and conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. Payment in respect of the exercise of an option granted under the 2017 Plan may be made (i) in cash or its equivalent, or (ii) in the discretion of the Compensation Committee, by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months), or (iii) in the discretion of the Compensation Committee and subject to such rules as may be established by the Compensation Committee and applicable law, either through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to us an amount equal to the aggregate exercise price or (iv) in the discretion of the Compensation Committee and subject to any conditions or limitations established by the Committee, by having us withhold from shares otherwise deliverable an amount equal to the aggregate option exercise price, or (v) by a combination of the foregoing, or (vi) by such other methods as may be approved by the Compensation Committee, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to us or withheld as of the date of such tender or withholding is at least equal to the aggregate exercise price of the option. No stock option may be exercisable more than 10 years from the date of grant.
Stock Appreciation Rights. SARs granted under the 2017 Plan will be subject to such terms and conditions, including grant price and the conditions and limitations applicable to exercise thereof, as may be determined by the Compensation Committee and specified in the applicable award agreement. SARs may be granted in tandem with another award, in addition to another award, or freestanding and unrelated to another award. A SAR will entitle the participant to receive an amount equal to the excess of the fair market value of a share on the date of exercise of the SAR over the grant price thereof (which may not be (except with respect to Substitute Awards described below) less than fair market value on the date of grant). The Compensation Committee, in its sole discretion, will determine whether a SAR will be settled in cash, shares or a combination of cash and shares. No SAR may be exercisable more than 10 years from the date of grant.
Restricted Stock and Restricted Stock Units. Restricted stock and RSUs granted under the 2017 Plan will be subject to such terms and conditions, including the duration of the period during which, and the conditions, if any, under which, the restricted stock and RSUs may be forfeited to us, as may be determined by the Compensation Committee in its sole discretion. Each RSU will have a value equal to the fair market value of a share of our common stock. RSUs will be paid in cash, shares, other securities or other property, as determined by the Compensation Committee in its sole discretion, upon or after the lapse of the applicable restrictions or otherwise in accordance with the applicable award agreement. Dividends paid on any restricted stock or dividend equivalents paid on any RSUs will be paid directly to the participant, withheld by us subject to vesting of the restricted stock or RSUs under the terms of the applicable award agreement, or may be reinvested in additional restricted stock or in additional RSUs, as determined by the Compensation Committee in its sole discretion.
Performance Awards. Performance awards granted under the 2017 Plan will consist of a right which is (i) denominated in cash or shares, (ii) valued, as determined by the Compensation Committee, in accordance with the achievement of such performance goals during such performance periods as the Compensation Committee will establish, and (iii) payable at such time and in such form as the Compensation Committee will determine. Subject to the terms of the 2017 Plan and any applicable award agreement, the Compensation Committee will determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount and kind of any payment or transfer to be made pursuant to any performance award. Performance awards may be paid in a lump sum or in installments following the close of the performance period (as set forth in the applicable award agreement) or, in accordance with procedures established by the Compensation Committee, on a deferred basis. The Compensation Committee may require or permit the deferral of the receipt of performance awards upon such terms as the Compensation Committee deems appropriate and in accordance with Section 409A of the Code.
Other Stock-Based Awards. In addition to the foregoing types of awards, the Compensation Committee will have authority to grant to participants an “other stock-based award” (as defined in the 2017 Plan), which will consist of any right which is (i) not a stock option, SAR, restricted stock or RSU or performance award and (ii) an award of shares or an award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock (including, without limitation, securities convertible into shares of our common stock), as deemed by the Compensation Committee to be consistent with the purposes of the 2017 Plan; provided that any such rights must comply, to the extent deemed desirable by the Compensation Committee, with Rule 16b-3 and applicable law. Subject to the terms of the 2017 Plan and any applicable award agreement, the Compensation Committee will determine the terms and conditions of any such other stock-based award, including the price, if any, at which securities may be purchased pursuant to any other stock-based award granted under the 2017 Plan.
Dividend Equivalents. In the sole discretion of the Compensation Committee, an award (other than options or SARs), whether made as another stock-based award or as any other type of award issuable under the 2017 Plan, may provide the participant with the right to receive dividends or dividend equivalents, payable in cash, shares, other securities or other property and on a current or deferred basis. However, for awards with respect to which any applicable performance criteria or goals have not been achieved, dividends and dividend equivalents may be paid only on a deferred basis, to the extent the underlying award vests.
Performance Criteria
The 2017 Plan requires that the Compensation Committee establish measurable “Performance Criteria” for purposes of any award under the 2017 Plan that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Performance Criteria that will be used to establish such performance goal(s) will be based on one or more, or a combination of, the following: (i) return on net assets; (ii) pretax income before allocation of corporate overhead and bonus; (iii) budget; (iv) net income (before or after taxes); (v) division, group or corporate financial goals; (vi) return on stockholders’ equity; (vii) return on assets; (viii) return on capital; (ix) revenue; (x) profit margin; (xi) earnings per share; (xii) earnings or net earnings; (xiii) operating earnings; (xiv) cash flow or free cash flow; (xv) attainment of strategic and operational initiatives; (xvi) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of ours; (xvii) market share; (xviii) gross profits; (xix) earnings before interest and taxes; (xx) earnings before interest, taxes, depreciation and amortization; (xxi) operating expenses; (xxii) capital expenses; (xxiii) enterprise value; (xxiv) equity market capitalization; (xxv) economic value-added models and comparisons with various stock market indices; (xxvi) reductions in costs; (xxvii) operating income; (xxviii) operating margin; (xxix) price per Share; (xxx) return on investment; (xxxi) total shareholder return; and/or (xxxii) sales or net sales. To the extent required under Section 162(m) of the Code, the Compensation Committee will, not later than the 90 th day of a performance period (or, if longer, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such performance period. Performance awards can be granted that either are intended to or not intended to qualify as “performance-based compensation” under Section 162(m) of the Code.
Amendments
The Board may amend the 2017 Plan from time to time without further approval by our shareholders, except where (i) the amendment would materially increase the benefits accruing to participants under the Plan, (ii) the amendment would materially increase the number of securities which may be issued under the Plan, or (iii) shareholder approval is required by applicable law or securities exchange rules and regulations, and provided that no such action that would materially impair the rights of any participant with respect to awards previously granted under the 2017 Plan will be effective without the participant’s consent.

Transferability
Each award, and each right under any award, will be exercisable only by the participant during the participant’s lifetime, or, if permissible under applicable law, by the participant’s guardian or legal representative, and no award may be sold, assigned, pledged, attached, alienated or otherwise transferred or encumbered by a participant, other than by will or by the laws of descent and distribution, and any such purported sale, assignment, pledge, attachment, alienation, transfer or encumbrance will be void and unenforceable against us or any affiliate; provided that the designation of a beneficiary will not constitute a sale, assignment, pledge, attachment, alienation, transfer or encumbrance. In no event will any award granted under the 2017 Plan be transferred for value. However, the Compensation Committee may permit the transferability of an award under the 2017 Plan by a participant to certain members of the participant’s immediate family or trusts for the benefit of such persons or other entities owned by such persons.
Adjustments
The number and kind of shares covered by outstanding awards and available for issuance or transfer (and 2017 Plan limits) under the 2017 Plan and, if applicable, the prices per share applicable thereto, are subject to adjustment in the event of a dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of ours, issuance of warrants or other rights to purchase our shares or other securities, or other corporate transaction or event. In the event of any such transaction, the Compensation Committee may, in its discretion, adjust to prevent dilution or enlargement of benefits (i) the number of our shares or other securities (or number and kind of other securities or property) with respect to which awards may be granted, (ii) the number of our shares or other securities of (or number and kind of other securities or property) subject to outstanding awards, and (iii) the grant or exercise price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award, which, in the case of options and SARs will equal the excess, if any, of the fair market value of the shares subject to such options or SARs over the aggregate exercise price or grant price of such options or SARs. However, such adjustment to the 2017 Plan limits will be made only if and to the extent that such adjustment would not cause any ISO to fail to so qualify.
Change of Control
Unless otherwise determined by the Compensation Committee on the date of grant or set forth in the applicable award agreement, no award will accelerate solely as a result of a change of control if a “replacement award” (as defined in the 2017 Plan) is provided to a participant in connection with such change of control. If a replacement award is provided, then the vesting of such award will only accelerate in connection with a change of control if the participant’s employment is involuntarily terminated by the Company within two years following such change of control. In the event that, in connection with a change of control, a replacement award is not provided, the vesting of awards under the plan will accelerate upon the occurrence of the change of control.
Unless otherwise provided in the 2017 Plan or an award agreement, to the extent any 2017 Plan or award agreement provision would cause a payment of deferred compensation upon a change of control or termination of service that is subject to Section 409A of the Code, then payment will not be made unless the provisions comply with Section 409A of the Code. Any payment that would have been made but for the application of the preceding sentence will be made in accordance with the payment schedule that would have applied in the absence of a change of control or termination of employment or service, but disregarding any future service or performance requirements.
Withholding Taxes
A participant may be required to pay to us, and, subject to Section 409A of the Code, we will have the right and are authorized to withhold from any award, from any payment due or transfer made under any award or under the 2017 Plan or from any compensation or other amount owing to a participant the amount (in cash, shares, other securities, other awards or other property) of any applicable withholding taxes in respect of an award, its exercise, or any payment or transfer under an award or under the 2017 Plan and to take such other action as may be necessary in our opinion to satisfy all obligations for the payment of such taxes. In the discretion of the Compensation Committee and subject to such rules as the Compensation Committee may adopt, a participant may satisfy, in whole or in part, the withholding liability by delivery of shares owned by the participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months) with a fair market value equal to such withholding liability or by having us withhold from the number of shares otherwise issuable upon the occurrence of a vesting event a number of shares with a fair market value equal to such withholding liability.
Detrimental Activity and Recapture Provisions
Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment of any gain related to an award, or other provisions intended to have a similar effect, upon terms and conditions determined by the Compensation Committee, if a participant, either during (i) his or her employment or other service with us or an affiliate or (ii) within a specific period after termination of employment or service, engages in any “detrimental activity” (as defined in such award agreement). In addition, any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Compensation Committee from time to time or under Section 10D of the Securities Exchange Act of 1934, as amended, or the rules of any national securities exchange or national securities association on which our common stock is traded.
Termination
No grant will be made under the 2017 Plan more than 10 years after the date on which the 2017 Plan is approved by the Board, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the 2017 Plan.
SEACOR Holdings Non-Qualified Deferred Compensation Plan
A non-qualified deferred compensation plan (the “Deferred Compensation Plan”) was established by SEACOR Holdings and provides non-employee directors and a select group of highly compensated employees (including our named executive officers) the ability to defer receipt of up to 75% of their cash base salary and up to 100% of their cash bonus for each fiscal year. Each participant’s compensation deferrals are credited to a bookkeeping account and, subject to certain restrictions, each participant may elect to have his or her cash deferrals in such account indexed against one or more investment options, solely for purposes of determining amounts payable for earnings or losses under the Deferred Compensation Plan (however, the terms of the Deferred Compensation Plan do not require SEACOR Holdings to invest any deferred amounts in the selected investment options as long as the return is paid). Participants may receive a distribution of deferred amounts, plus any earnings thereon (or less any losses), on a date specified by the participant or, if earlier, upon a separation from service or upon a change of control of SEACOR Holdings. All distributions to participants following a separation from service must be in the form of a lump sum, except if such separation qualifies as “retirement” under the terms of the Deferred Compensation Plan, in which case it may be paid in installments if previously elected by the participant. Distributions to “key employees” upon a separation from service (other than due to death) will not commence until at least six months after the separation from service. Participants are always 100% vested in the amounts that they contribute to their Deferred Compensation Plan accounts. SEACOR Holdings, at its option, may contribute amounts to participants’ accounts, which may be subject to vesting requirements. On January 1, 2016, our employees ceased active participation in the Deferred Compensation Plan and, as of that date, are no longer eligible to make any new deferral elections with respect to future compensation. The spin-off will not trigger any payment or distribution of compensation under the Deferred Compensation Plan to our employees.
401(k) Plan
In January 2016, we established a 401(k) plan for the benefit of our employees with substantially similar terms and conditions as the SEACOR Holdings 401(k) Plan. Following the spin-off, our employees will continue to be eligible to participate in our 401(k) plan.
Employee Stock Purchase Plan
In connection with the spin-off, we intend to adopt the SEACOR Marine Holdings Inc. 2017 Employee Stock Purchase Plan (the “Marine ESPP”).
The Marine ESPP, if implemented by our board of directors following the spin-off, will permit us to offer shares of our common stock for purchase by eligible employees at a price equal to 85% of the lesser of (i) the fair market value of a share of our common stock on the first day of the offering period or (ii) the fair market value of a share of our common stock on the last day of the offering period. There will be 300,000 shares of our common stock reserved for issuance under the Marine ESPP during the ten years following its adoption.
Under the Marine ESPP, we will implement one or more offering periods. Eligible employees may accumulate savings to purchase shares of our common stock at the end of an offering period through payroll deductions over the course of such offering period. Purchases of shares of our common stock under the Marine ESPP may only be made with accumulated savings from payroll deductions, and eligible employees cannot complete such purchases using other resources.
The rate of an employee’s payroll deduction must be established before the offering, and we reserve the right to establish a minimum and maximum rate applicable to all eligible employees. An employee’s payroll deduction authorization for one offering will apply to successive offerings unless the employee changes such authorization. An employee may reduce (but not increase) his or her rate of payroll deductions during an offering or withdraw from an offering at any time. Upon withdrawal from any offering, the employee’s accumulated savings for such offering shall be disbursed (without interest) to the employee.

Our board of directors may approve the adoption of the Marine ESPP by one or more of our subsidiaries. All employees who have been continuously employed by us or any of our participating subsidiaries for at least six months and who regularly work more than 20 hours a week and more than five months a year would be eligible to participate in the Marine ESPP. Any individual who ceases to be employed by us or any participating subsidiary for any reason before the end of an offering will become ineligible to purchase shares of our common stock under the ESPP. We anticipate that approximately 2,000 employees will be eligible to participate in the Marine ESPP.
In no event will the fair market value of all shares of our common stock purchased by an employee under the Marine ESPP exceed $25,000 with respect to any calendar year. Further, no employee will be permitted to complete the purchase of shares of our common stock under the Marine ESPP if, immediately after such purchase, the employee would own shares possessing at least five percent of the total combined voting power of us or any of our parent or subsidiary corporations.
The Marine ESPP is intended to comply with section 423 of the Internal Revenue Code. Our board of directors may amend or terminate the Marine ESPP at any time; provided, however, that no increase in the number of shares of our common stock reserved for issuance under the Marine ESPP may be made without stockholder approval.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, all of the outstanding shares of our capital stock are beneficially owned by SEACOR Holdings. After the spin-off, SEACOR Holdings will not own any shares of our capital stock. The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;

•	each person we expect will be a director of ours following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.
Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of SEACOR Holdings shares on April 24, 2017 , giving effect to a distribution ratio of 1.007 shares of SEACOR Marine’s common stock for each common share of SEACOR Holdings common stock held by such person. As of April 24, 2017 , SEACOR Holdings had 17,550,658 shares of common stock outstanding.
To the extent our directors and executive officers own SEACOR Holdings common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of SEACOR Holdings common stock. The beneficial owners listed in the table below may have also been granted stock-based awards whose value is derived from the value of SEACOR Holdings common stock, including options and restricted stock. Except as otherwise noted, in connection with the spin-off, holders of restricted stock awards of SEACOR Holdings common stock will be entitled to receive one fully-vested share of our common stock for each share of SEACOR Holdings restricted stock held by such person. These shares are included in the table below. Treatment of options to purchase SEACOR Holdings common stock held by our employees and directors that will join our board and resign from the SEACOR Holdings board of directors will be determined prior to the spin-off. Therefore we cannot estimate the number of shares of our common stock underlying stock options that, immediately after the share distribution, each person will be entitled to acquire within 60 days. See “The Spin-Off–Treatment of SEACOR Holdings Stock Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.
Immediately following the spin-off, we estimate that 17.7 million shares of SEACOR Marine common stock will be issued and outstanding. The actual number of our outstanding shares of common stock following the spin-off will be determined on the record date for the distribution.

Name	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Directors and Named Executive Officers:
Charles Fabrikant(2)	1,074,094	6.08%
John Gellert(3)	164,642	*
Matthew Cenac	39,349	*
Robert Clemons	14,048	*
Andrew R. Morse	26,012	*
R. Christopher Regan	6,293	*
Evan Behrens	8,571	*
Ferris Hussein(4)		*
All current directors and executive officers as a group (11 individuals)(5)	1,365,546	7.73%
* Represents less than 1.0%
______________________

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of SEACOR Marine common stock over which such person has voting or investment power, and any shares of SEACOR Marine common stock that such person has the right to acquire beneficial ownership of within 60 days of April 24, 2017 . In computing the percentage of shares of SEACOR Marine common stock beneficially owned by each person named above, any shares of SEACOR Marine common stock which the person has a right to acquire within 60 days of April 24, 2017 are deemed outstanding for the purpose of computing the percentage of shares of SEACOR Marine common stock beneficially owned by that person but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

(2)
The calculation includes 587,152 shares of SEACOR Marine that Mr. Fabrikant may be deemed to own through his interest in, control of or relationship with (i) Fabrikant International Corporation (“FIC”), of which he is President, the record owner of 350,969 shares of SEACOR Holdings Common Stock, (ii) VSS Holding Corporation, of which he is President and sole stockholder, the record owner of 85,595 shares of SEACOR Holdings Common Stock, (iii) the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee, the record owner of 12,084 shares of SEACOR Holdings Common Stock, (iv) Sara Fabrikant, his wife, the record owner of 14,930 shares of SEACOR Holdings Common Stock, (v) the Estate of Elaine Fabrikant, over which he is the executor, the record owner of 19,128 shares of SEACOR Holdings Common Stock, (vi) the Charles Fabrikant 2012 GST Exempt Trust, of which his wife is a trustee, the record holder of 60,420 shares of SEACOR Holdings Common Stock, (vii) the Harlan Saroken 2009 Family Trust, of which his wife is a trustee, the record holder of 806 shares of SEACOR Holdings Common Stock, (viii) the Eric Fabrikant 2009 Family Trust, of which his wife is a trustee, the record owner of 806 shares of SEACOR Holdings Common Stock, and (ix) the Charles Fabrikant 2009 Family Trust, of which he is a trustee, the record owner of 42,416 shares of SEACOR Holdings Common Stock.

(3)
The calculation includes 97,648 shares of SEACOR Marine that Mr. Gellert may be deemed to own through his interest in, and control of (i) JMG GST LLC, of which he is the Manager, the record owner of 45,229 shares of SEACOR Holdings Common Stock, (ii) JMG Assets, LLC, of which he is the Manager, the record owner of 13,552 shares of Common Stock, (iii) MEG Assets LLC, of which he is the Manager, the record owner of 31,258 shares of Common Stock and (iv) MCG Assets LLC, of which he is the Manager, the record owner of 7,608 shares of Common Stock.

(4)
The calculation includes an aggregate of 4,070,500 shares of SEACOR Marine common stock issuable upon the conversion of up to $175,000,000 in the aggregate principal amount of the 3.75% Convertible Senior Notes that Mr. Hussein may be deemed to own through his interest in, control of or relationship with Carlyle Management L.L.C. See footnote 8 to the table below. Mr. Hussein disclaims beneficial ownership of such shares.

(5)	Includes the directors and named officers listed in the table as well as Jesus Llorca, Anthony Weller and Clyde Camburn.

Name	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Principal Stockholders:
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10022	1,916,031	10.8%
Dimensional Fund Advisors LP(3) Building One 6300 Bee Cave Road Austin, TX 78746	1,478,235	8.4%
Royce & Associates, LLC(4) 745 Fifth Avenue New York, NY 10151	1,489,091	8.4%
T. Rowe Price Associates, Inc.(5) 100 E. Pratt Street Baltimore, MD 21202	2,785,238	15.8%
The Vanguard Group(6) 100 Vanguard Blvd. Malvern, PA 19355	1,417,057	8.0%
Wellington Management Group LLP(7) c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	1,833,775	10.4%
The Carlyle Group LP(8) 1001 Pennsylvania Avenue, N.W. Washington, D.C. 20004	4,070,500	18.7%

______________________

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of SEACOR Marine common stock over which such person has voting or investment power, and any shares of SECOR Marine common stock that such person has the right to acquire beneficial ownership of within 60 days of April 24, 2017 . In computing the percentage of shares of SEACOR Marine common stock beneficially owned by each person named above, any shares of SEACOR Marine common stock which the person has a right to acquire within sixty (60) days after April 24, 2017 are deemed outstanding for the purpose of computing the percentage of shares of SEACOR Marine common stock beneficially owned by that person but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

(2)
According to a Schedule 13G amendment filed with the SEC on January 17, 2017 by BlackRock, Inc. (“BlackRock”), BlackRock has sole voting power with respect to 1,863,091 shares of SEACOR Holdings Common Stock and sole dispositive power with respect to 1,902,713 shares of SEACOR Holdings Common Stock as of December 31, 2016. BlackRock serves as a parent holding company and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 1,902,713 shares of SEACOR Holdings Common Stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR Holdings Common Stock. BlackRock Fund Advisors, a subsidiary of BlackRock, is identified in the Schedule 13G as beneficially owning 5% or more of the SEACOR Holdings Common Stock. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(3)
According to a Schedule 13G amendment filed with the SEC on February 9, 2017 by Dimensional Fund Advisors LP (“Dimensional”), Dimensional has sole voting power with respect to 1,442,213 shares of SEACOR Holdings Common Stock and sole dispositive power with respect to 1,467,960 shares of SEACOR Holdings Common Stock as of December 31, 2016. Dimensional is an investment adviser and furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the “Funds”). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional or its subsidiaries may possess voting and/or investment power over the shares of SEACOR Holdings Common Stock owned by the Funds, and may be deemed to be the beneficial owner of the shares of SEACOR Holdings Common Stock held by the Funds. However, all of the SEACOR Holdings Common Stock reported in the Schedule 13G amendment is owned by the Funds and Dimensional disclaims beneficial ownership of all such securities. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the SEACOR Holdings Common Stock held in their respective accounts. No one Fund’s interest in such shares of SEACOR Holdings Common Stock is more than 5% of the total SEACOR Holdings Common Stock outstanding. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(4)
According to a Schedule 13G amendment filed with the SEC on January 18, 2017 by Royce & Associates, LLC (“Royce”), Royce has sole dispositive and sole voting power over 1,478,740 shares of SEACOR Holdings Common Stock as of December 31, 2016. Royce serves as an investment adviser and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 1,478,740 shares of SEACOR Holdings Common Stock. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(5)
According to a Schedule 13G amendment filed with the SEC on February 7, 2017 by T. Rowe Price Associates, Inc. (“Price Associates”), Price Associates has sole voting power with respect to 455,851 shares of SEACOR Holdings Common Stock and sole dispositive power over 2,765,877 shares of SEACOR Holdings Common Stock as of December 31, 2016. These shares are owned by various individual and institutional investors, for which Price Associates serves as an investment adviser and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 2,765,877 shares of SEACOR Holdings Common Stock, however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares. Price Associates does not serve as custodian of the assets of any of its clients, accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the SEACOR Holdings Common Stock. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, the SEACOR Holdings Common Stock, is vested in the individual and institutional clients which Price Associates serves as an investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Not more than 5% of the shares of SEACOR Holdings Common Stock is owned by any one client subject to the investment advice of Price Associates. With respect to the SEACOR Holdings Common Stock owned by any one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser (the “T. Rowe Price Funds”), only the custodian for each of such T. Rowe Price Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such T. Rowe Price Fund participate proportionately in any dividends and distributions so paid. According to the above-mentioned Schedule 13G amendment, which Price Associates jointly filed with T. Rowe Price Mid-Cap Value Fund, Inc. (“T. Rowe Mid Cap”), T. Rowe Mid-Cap has sole voting power with respect to 972,097 shares of SEACOR Holdings Common Stock and has no dispositive power over any shares of SEACOR Holdings Common Stock as of December 31, 2016. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(6)
According to a Schedule 13G amendment filed with the SEC on February 13, 2017 by The Vanguard Group (“Vanguard”), Vanguard has sole voting power with respect to 19,122 shares of SEACOR Holdings Common Stock, shared voting power with respect to 2,711 shares of SEACOR Holdings Common Stock, sole dispositive power with respect to 1,386,230 shares of SEACOR Holdings Common Stock and shared dispositive power with respect to 20,977 shares of SEACOR Holdings Common Stock as of December 31, 2016. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 18,266 shares of the SEACOR Holdings Common Stock as a result of its serving as an investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 3,567 shares of the SEACOR Holdings Common Stock as a result of its serving as investment manager of Australian investment offerings. Vanguard may be deemed to beneficially own 1,407,207 shares of SEACOR Holdings Common Stock. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(7)
According to a Schedule 13G amendment filed with the SEC on February 9, 2017 by Wellington Management Group LLP (“Wellington”), Wellington has shared voting power with respect to 1,290,353 shares of SEACOR Holdings Common Stock and shared dispositive power with respect to 1,821,028 shares of SEACOR Holdings Common Stock as of December 31, 2016. Wellington serves as an investment adviser and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 1,821,028 shares of SEACOR Holdings Common Stock, which are held of record by clients of Wellington. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR Holdings Common Stock. No one person’s interest in such shares of SEACOR Holdings Common Stock is more than 5% of the total SEACOR Holdings Common Stock outstanding. The information in the table is based on the information contained in the Schedule 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(8)
CEOF II DE I AIV, L.P. is the beneficial owner of 3,856,810 shares of SEACOR Marine common stock, CEOF II Coinvestment (DE), L.P. is the beneficial owner of 197,454 shares of SEACOR Marine common stock and CEOF II Coinvestment B (DE), L.P. (collectively with CEOF II DE I AIV, L.P. and CEOF II Coinvestment (DE), L.P., the “CEOF Funds”) is the beneficial owner of 16,235 shares of SEACOR Marine common stock, in each case based on the respective ownership of the 3.75% Convertible Senior Notes which provide the right to acquire shares of SEACOR Marine common stock at an initial conversion rate of 23.26 per $1,000 principal amount of the 3.75% Convertible Senior Notes at any time following the spin-off. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of CEOF II DE GP AIV, L.L.C., which is the general partner CEOF II DE AIV GP, L.P., which is the general partner of the CEOF Funds. Voting and investment determinations with respect to shares of SEACOR Marine common stock held by the CEOF Funds are made by an investment committee of CEOF II DE AIV GP, L.P. comprised of William E. Conway, Jr., Kewsong Lee, Rodney S. Cohen, Brooke B. Coburn, David A. Stonehill, Edward J. Mathias and Thomas B. Mayrhofer. Each member of the investment committee disclaims beneficial ownership of such shares of SEACOR Marine common stock. The address of each of the persons or entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Indemnification Agreements
We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Agreements between SEACOR Holdings and SEACOR Marine Relating to the Separation
Following the separation, SEACOR Marine will operate independently and SEACOR Holdings will not have an ownership interest in SEACOR Marine. In order to govern certain ongoing relationships between SEACOR Holdings and SEACOR Marine after the separation and to provide mechanisms for an orderly transition, SEACOR Holdings and SEACOR Marine intend to enter into agreements pursuant to which certain services and rights will be provided for following the separation, and SEACOR Holdings and SEACOR Marine will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with SEACOR Holdings.
This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified in their entirety by reference to, the agreements described below, the form of each of which will be included as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between SEACOR Holdings and SEACOR Marine following the separation.
Distribution Agreement
We will enter into the Distribution Agreement with SEACOR Holdings before the separation. The Distribution Agreement will set forth the agreements between us and SEACOR Holdings regarding the principal transactions necessary to separate us from SEACOR Holdings. It also will set forth other agreements that govern certain aspects of our relationship with SEACOR Holdings after the completion of the separation.
Except for matters covered by the Distribution Agreement, the Transition Services Agreements, the Tax Matters Agreement, the Employee Matters Agreement and the other transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and SEACOR Holdings and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, will terminate as of the distribution date.
In general, SEACOR Holdings will not make any representations or warranties regarding the transactions contemplated by the Distribution Agreement or the respective businesses, assets, liabilities, condition or prospects of SEACOR Holdings or SEACOR Marine.
Distribution. On the distribution date, SEACOR Holdings will distribute to its stockholders, for every share of SEACOR Holdings common stock held by SEACOR Holdings stockholders, the amount of stock obtained by the following formula: one multiplied by a fraction, the numerator of which is 17,671,356 and the denominator of which is the number of shares of SEACOR Holdings common stock outstanding at the time of the spin-off.
Removal of Guarantees and Releases from Liabilities. The Distribution Agreement will provide (i) that we and SEACOR Holdings use commercially reasonable efforts to cause SEACOR Holdings to be released from any guarantees it has given to third parties on our behalf, including guarantees of ship construction contracts and letters of credit, (ii) for our payment to SEACOR Holdings of a 0.5% per annum fee in respect of the aggregate obligations under guarantees provided by SEACOR Holdings on our behalf that are not released prior to the spin-off and (iii) for the indemnification of SEACOR Holdings on our behalf for payments made under any guarantees provided by SEACOR Holdings on our behalf to third parties that are not released prior to the spin-off. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and SEACOR Holdings, if any.
Release of Claims. We will agree to broad releases pursuant to which we will release SEACOR Holdings and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to (i) the management of our business and affairs on or prior to the distribution date, (ii) the terms of any agreements or other documents related to the spin-off or (iii) any other decision made or action taken relating to us or the distribution.
Indemnification. We and SEACOR Holdings will agree to indemnify each other and each of our and their respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against certain liabilities in connection with the separation, all liabilities to the extent relating to or arising out of our or their respective business as conducted at any time, and any breach by such company of the Distribution Agreement.
Exchange of Information. We and SEACOR Holdings will agree to provide each other with information relating to the other party or the conduct of its business prior to the separation, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. We and SEACOR Holdings will also agree to retain such information in accordance with our and their respective record retention policies as in effect on the date of the Distribution Agreement and to afford each other access to former and current representatives as witnesses or records as reasonably required in connection with any relevant litigation.
Further Assurances. We and SEACOR Holdings will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.
Termination. The Distribution Agreement will provide that it may be terminated by SEACOR Holdings at any time prior to the separation by and in the sole discretion of SEACOR Holdings without the approval of us or the stockholders of SEACOR Holdings.
Transition Services Agreements
Prior to the separation, we and SEACOR Holdings will enter into two separate transition services agreements on an interim basis to help ensure an orderly transition following the separation: (i) the SEACOR Holdings Transition Services Agreement, pursuant to which SEACOR Holdings will provide us with a number of support services, including information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management and (ii) the SEACOR Marine Transition Services Agreement, pursuant to which we will provide SEACOR Holdings with general payroll services. In addition, following the spin-off, SEACOR Holdings will provide us and/or we will provide SEACOR Holdings with such other services as may be agreed to by us and SEACOR Holdings in writing from time to time. Neither we nor SEACOR Holdings will have any obligation to provide additional services.
Under the SEACOR Holdings Transition Services Agreement, SEACOR Holdings will provide us with the services described above in a manner historically provided to us by SEACOR Holdings during the 12 months prior to the date of the agreement, and we will use the services for substantially the same purposes and in substantially the same manner as we used them during such 12 month period. Under the SEACOR Marine Transition Services Agreement, we will provide SEACOR Holdings with general payroll services in a manner historically provided by SEACOR Holdings to us during the 12 months prior to the date of the agreement, and SEACOR Holdings will use the services for substantially the same purposes and substantially the same manner as SEACOR Marine used them during such 12 month period.
Amounts payable for services provided under the Transition Services Agreements will be calculated on a fixed-fee basis, with each Transition Services Agreement specifying an aggregate fixed fee for all of the services described therein. We expect to pay SEACOR Holdings an aggregate monthly fee of $555,000.00 for the services provided under the SEACOR Holdings Transition Services Agreement and we expect that SEACOR Holdings will pay us an aggregate monthly fee of $30,000 for the services provided under the SEACOR Marine Transition Services Agreement.
Subject to limited exceptions, we and SEACOR Holdings have each agreed to limit our respective liability to the other in respect of causes of action arising under the Transition Services Agreements. Under the SEACOR Holdings Transition Services Agreement, (i) we will indemnify SEACOR Holdings against third-party claims stemming from our (a) failure to fulfill confidentiality obligations under such agreement and (b) infringement of the intellectual property of any third party; provided that we will not be required to indemnify SEACOR Holdings for losses resulting from SEACOR Holdings’ willful misconduct, bad faith or gross negligence and (ii) SEACOR Holdings will indemnify us against third-party claims stemming from SEACOR Holdings’ (a) failure to fulfill its obligations as set forth in such agreement and (b) infringement of the intellectual property of any third party; provided that SEACOR Holdings will not be required to indemnify us for losses resulting from our willful misconduct, bad faith or gross negligence. Under the SEACOR Marine Transition Services Agreement, (A) SEACOR Holdings will indemnify us against third-party claims stemming from its (x) failure to fulfill confidentiality obligations under such agreement and (y) infringement of the intellectual property of any third party; provided that SEACOR Holdings will not be required to indemnify us for losses resulting from our willful misconduct, bad faith or gross negligence and (B) we will indemnify SEACOR Holdings against third-party claims stemming from our (x) failure to fulfill our obligations as set forth in such agreement and (y) infringement of the intellectual property of any third party; provided that we will not be required to indemnify SEACOR Holdings for losses resulting from its willful misconduct, bad faith or gross negligence.
Pursuant to the Transition Services Agreements, we and SEACOR Holdings will each agree to customary confidentiality agreements regarding any confidential information of the other party received in the course of performance of the services.

We will also be responsible for our own transition-related costs and expenses (e.g., to procure our own IT infrastructure) and certain costs and expenses incurred by SEACOR Holdings to transfer software licenses to us, including (i) transfer fees charged by third-party software licensors and (ii) unamortized SEACOR Holdings costs and expenses to procure and deploy the software being transferred to us.
Each Transition Services Agreement will continue in effect for up to two years. In the event that we default under the SEACOR Holdings Transition Services Agreement or SEACOR Holdings defaults under the SEACOR Marine Transition Services Agreement, the non-breaching party may, in addition or as an alternative to terminating the respective agreement, declare immediately due and payable all sums which are payable under such agreement or suspend such agreement and decline to continue to perform any of the obligations thereunder.
In the event functions provided under a Transition Services Agreement are outsourced by the provider, the provider of the services under the Transition Services Agreement will have the option, but not the obligation, to also transition the recipient, along with the provider, to the new outsourced solution. If the provider decides not to transition to the recipient to the new outsourced solution, the provider may opt to stop providing these outsourced services upon 90 days’ notice.
Employee Matters Agreement
Prior to the spin-off, we will enter into the Employee Matters Agreement with SEACOR Holdings. The Employee Matters Agreement will allocate liabilities and responsibilities between us and SEACOR Holdings relating to employee compensation and benefit plans and programs, including the treatment of retirement and health plans, equity incentive and compensation programs.
In general, the Employee Matters Agreement will provide that, following the distribution, our employees will participate in our equity incentive plans and will cease to participate in SEACOR Holdings equity incentive plans with respect to awards granted following the distribution. In general, we will be responsible for the employment and benefit-related obligations and liabilities of our employees following the spin-off.
Specific provisions of the Employee Matters Agreement include the following:

•
401(k) Plan. In January 2016, we established a 401(k) plan for the benefit of our employees with substantially similar terms and conditions as the SEACOR Holdings 401(k) Plan. Following the spin-off, our employees will continue to be eligible to participate in our 401(k) plan.

•
Health and Welfare Plans. Our employees currently participate in health and welfare plans sponsored by SEACOR Holdings, including medical, dental, prescription drug, disability and life insurance programs. In connection with the spin-off, our employees will cease to participate in the SEACOR Holdings health and welfare plans, and we will establish health and welfare plans that mirror the SEACOR Holdings health and welfare plans for the benefit of our employees.

•
Employee Stock Purchase Plans. Our employees currently participate in the SEACOR Holdings Employee Share Purchase Plan (the “ESPP”). Pursuant to the terms of the ESPP, on the date of the spin-off, our employees will cease participation in the SEACOR Holdings ESPP, and will be repaid any contributions to the ESPP that have not been used to purchase shares of SEACOR Holdings common stock.

Tax Matters Agreement
Prior to the separation, we and SEACOR Holdings will enter into the Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters with respect to U.S. federal income taxes for periods during which we were part of SEACOR Holdings’ consolidated tax group, after taking into account any tax sharing payments that have already been made, (i) SEACOR Holdings shall compensate us, or alternatively, we shall compensate SEACOR Holdings, for use of any net operating losses, net capital losses or foreign tax credits generated by the operations of the other party as calculated on a separate company basis and utilized in the consolidated tax return and (ii) we shall compensate SEACOR Holdings for any taxable income attributable to our operations. Taxes relating to or arising out of the failure of the separation to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by SEACOR Holdings, except, in general, if such failure is attributable to our action or inaction or SEACOR Holdings action or inaction, as the case may be, or any event (or series of events) involving our assets or stock or the assets or stock of SEACOR Holdings, as the case may be, in which case the resulting liability will be borne in full by us or SEACOR Holdings, respectively.
Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of SEACOR Holdings and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR Holdings were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

The Tax Matters Agreement also will contain restrictions on our ability (and the ability of any member of our group) to take actions that could cause the separation to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries. These restrictions will apply for the two-year period after the distribution, unless SEACOR Holdings obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution to fail to qualify as a tax-free transaction for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we will continue to remain responsible for taxes arising therefrom.
Related Party Transactions
Set forth below is a description of certain relationships and related person transactions between us and SEACOR Holdings and its directors, executive officers and holders of more than 5% of SEACOR Holdings voting securities during the fiscal years ended December 31, 2016, 2015 and 2014.
Transactions with SEACOR Holdings.
We provided services to SEACOR Holdings for aggregate revenues of $0.1 million, $0.1 million and $0.2 million in 2016, 2015 and 2014, respectively.
On December 1, 2015, we purchased a third-party note receivable from SEACOR Holdings secured by offshore marine equipment for $13.6 million.
During the year ended December 31, 2015, we purchased $36.6 million of marketable securities from SEACOR Holdings.
As of December 31, 2016 , SEACOR Holdings has guaranteed $141.3 million on our behalf for various obligations including: debt facility and letter of credit obligations; performance obligations under sale-leaseback arrangements; debt facility obligations for our 50% or less owned companies; and invoiced amounts for funding deficits under a multi-employer defined benefit pension plan. SEACOR Holdings charges us a Guarantee Fee of 0.5% on outstanding guaranteed amounts. Pursuant to the Distribution Agreement to be executed in connection with the spin-off, we will agree to use commercially reasonable efforts to have any guarantees that SEACOR Holdings provides to third parties on our and our affiliates behalf removed by the beneficiary of the guarantee. SEACOR will continue to charge us the Guarantee Fee for any guarantees that are not removed. See “–Off-Balance Sheet Arrangements.” and “–Distribution Agreement–Removal of Guarantees and Release of Liabilities.”
Prior to the issuance of our 3.75% Convertible Senior Notes, we participated in a cash management program whereby certain operating and capital expenditures were funded through advances from SEACOR Holdings and certain cash collections were forwarded to SEACOR Holdings. We earned interest income on outstanding advances to SEACOR Holdings and incurred interest expense on outstanding advances from SEACOR Holdings. Interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR Holdings.
SEACOR Holdings also issued us notes to fund our working capital needs or acquisitions. The terms of these notes varied including periodic principal and interest payments, periodic interest only payments with balloon principal payment due at maturity, or balloon principal and interest payments due at maturity. As circumstances warrant, SEACOR Holdings had changed or extended the terms of these notes at its discretion. Interest expense incurred under these arrangements is included in the accompanying consolidated and combined statements of income (loss) as interest expense on advances and notes with SEACOR Holdings, net. All of our notes payable due to SEACOR Holdings were settled during the year ended December 31, 2015.
As part of a consolidated group, certain of our costs and expenses were borne by SEACOR Holdings and charged to us. These costs and expenses are summarized below for the periods indicated (in thousands):

	Years ended December 31,
	2016	2015	2014
Payroll costs for SEACOR Holdings personnel assigned to the Company	$—	$57,939	$87,876
Participation in SEACOR Holdings employee benefit plans	3,702	7,249	8,057
Participation in SEACOR Holdings defined contribution plan	—	1,876	1,565
Participation in SEACOR Holdings share award plans	4,588	4,730	4,396
Shared services allocation for administrative support	4,365	6,306	5,182
	$12,655	$78,100	$107,076

•	On January 1, 2016, we hired all of our employees directly.

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SEACOR Holdings maintains self-insured health benefit plans for participating employees, including our employees. We were charged for our share of total plan costs incurred based on the percentage of participating employees. Beginning January 1, 2016, we are charged for our share of total plan costs based on the actual loss experience of our participating employees.

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SEACOR Holdings provides a defined contribution plan for participating U.S. employees and charged us for our share of employer matching contributions, which is limited to 3.5% of an employee’s wages depending upon the employee’s level of voluntary wage deferral contributed to the plan. On January 1, 2016, our eligible U.S. based employees were transferred to the “SEACOR Marine 401(k) Plan”, a new defined contribution plan sponsored by us.

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Certain of our officers and employees receive compensation through participation in SEACOR Holdings share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. We are charged for the fair value of share awards issued to our employees. As of December 31, 2016 , SEACOR Holdings had $11.1 million of unrecognized compensation costs on unvested share awards which are expected to be charged to us in future years as follows (in thousands):

2017	$3,639
2018	2,747
2019	1,606
2020	597
2021	73

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SEACOR Holdings provides certain administrative support services to us under a shared services arrangement, including but not limited to payroll processing, information systems support, benefit plan management, cash disbursement support and treasury management. We are charged for our share of actual costs incurred generally based on volume processed or units supported.

SEACOR Holdings incurs various corporate costs in connection with providing certain corporate services, including, but not limited to, executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to fund its corporate overhead to cover such costs. Total management fees charged by SEACOR Holdings to its operating segments include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR Holding’s other operating segments. On November 30, 2015, we entered into an agreement with SEACOR Holdings to provide these services at a fixed rate of $7.7 million per annum.
Transactions with Others.
In December 2014 and January 2015, Charles Fabrikant, SEACOR Holdings’ Executive Chairman and Chief Executive Officer, Oivind Lorentzen, a board member of SEACOR Holdings and its former Chief Executive Officer, and John Gellert, President of SEACOR Marine, invested in OSV Partners by indirectly purchasing interests from two limited partners of OSV Partners that are not affiliated with us and wished to dispose of their interests. Messrs. Fabrikant, Lorentzen and Gellert each invested $0.2 million in the aggregate in the newly formed limited liability companies. The aggregate interests of OSV Partners acquired indirectly by Messrs. Fabrikant, Lorentzen and Gellert represents 1.7% of the limited partnership interests of OSV Partners. We own 30.4% of OSV Partners’ limited partnership interests and the balance of such interests are owned by unaffiliated third parties. The general partner of OSV Partners is a joint venture managed by us and an unaffiliated third party.
Related Person Transactions Policy
In connection with the spin-off, we will establish a written policy for the review and approval or ratification of transactions with related persons (the “Related Person Transactions Policy”) to assist us in reviewing transactions in excess of $120,000 (“Transactions”) involving us and our subsidiaries and Related Persons (as defined below). Examples include, among other things, sales, purchases or transfers of real or personal property, use of property or equipment by lease or otherwise, services received or furnished, borrowing or lending (including guarantees) and employment by us of an immediate family member of a Related Person or a change in the material terms or conditions of employment of such an individual.
The Related Person Transactions Policy will supplement our other conflict of interest policies set forth in our Corporate Governance Guidelines, our Code of Conduct and Business and Ethics and our other internal procedures. A summary description of the Related Person Transactions Policy is set forth below.

For purposes of the Related Person Transactions Policy, a Related Person will include our directors, director nominees and executive officers since the beginning of our last fiscal year, beneficial owners of 5% or more of any class of our voting securities and members of their respective Immediate Family (as defined in the Related Person Transactions Policy).
The Related Person Transactions Policy will provide that Transactions since the beginning of the last fiscal year must be approved or ratified by the board of directors. The board of directors is expected to delegate to the Audit Committee the review and, when appropriate, the approval or ratification of Transactions. Upon the presentation of a proposed Transaction, the Related Person will be excused from participation and voting on the matter. In approving, ratifying or rejecting a Transaction, the Audit Committee will consider such information as it deems important to conclude if the transaction is fair and reasonable to us.
Whether a Related Person’s interest in a Transaction is material or not will depend on all facts and circumstances, including whether a reasonable investor would consider the Related Person’s interest in the Transaction important, together with all other available information, in deciding whether to buy, sell or hold our securities. In administering this Related Person Transaction Policy, the board of directors or the relevant committee will be entitled (but not required) to rely upon such determinations of materiality by our management.
The following factors will be taken into consideration in determining whether to approve or ratify a Transaction with a Related Person:

•	the Related Person’s relationship to us and their interest in the Transaction;

•	the material facts of the Transaction, including the proposed aggregate value of such Transaction;

•	the materiality of the Transaction to the Related Person and us, including the dollar value of the Transaction, without regard to profit or loss;

•	the business purpose for and reasonableness of the Transaction, taken in the context of the alternatives available to us for attaining the purposes of the Transaction;

•	whether the Transaction is comparable to an arrangement that could be available on an arms-length basis and is on terms that are generally available;

•	whether the Transaction is in the ordinary course of our business and was proposed and considered in the ordinary course of business; and

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the effect of the transaction on our business and operations, including on our internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transaction.

The following arrangements will not generally give rise to transactions with a Related Person for purposes of the Related Person Transactions Policy given their nature, size and/or degree of significance to us:

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use of property, equipment or other assets owned or provided by us, including vehicles, housing and computer or telephonic equipment, by a Related Person primarily for our business purposes where the value of any personal use during the course of a year is less than $10,000;

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reimbursement of business expenses incurred by a director or executive officer in the performance of his or her duties and approved for reimbursement by us in accordance with our customary policies and practices;

•	compensation arrangements for non-employee directors for their services as such that have been approved by the board of directors or a committee thereof;

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compensation arrangements, including base pay and bonuses (whether in the form of cash or equity awards), for employees or consultants (other than a director or nominee for election as a director) for their services as such that have been approved by the Compensation Committee and employee benefits regularly provided under plans and programs generally available to employees; however, personal benefits from the use of our-owned or provided assets (“Perquisites”), including but not limited to personal use of our-owned or provided housing, not used primarily for our business purposes may give rise to a transaction with a Related Person;

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a transaction where the rates or charges involved are determined by competitive bids or involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

•	a transaction involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

DESCRIPTION OF OUR CAPITAL STOCK
The following is a description of the material terms of our second amended and restated certificate of incorporation and second amended and restated bylaws as they will be in effect upon the consummation of the separation. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
Authorized Capitalization
We are authorized to issue up to 70,000,000 shares of capital stock, of which 60,000,000 may be shares of common stock, par value $0.01 per share, and 10,000,000 may be shares of preferred stock, par value $0.01 per share. Immediately following the distribution, we expect that approximately 17.7 million shares of our common stock, and that no shares of preferred stock will be issued and outstanding.
Common Stock
The holders of our common stock are entitled to the following rights.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. The common stock votes together as a single class. Directors will be elected by a plurality of the votes of the shares of common stock present in person or by proxy at a meeting of stockholders and voting for nominees in the election of directors. Except as otherwise provided in our second amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter.
Dividend Rights
Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
Liquidation Rights
Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Other Rights
Holders of common stock have no preemptive, subscription, redemption or other conversion rights and do not have any sinking fund provisions. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Conversion of Our Common Stock
Shares of our common stock are not convertible into any other shares of our capital stock.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Exclusive Forum
Our second amended and restated by-laws provide that unless we otherwise consent in writing to an alternative forum, the Court of Chancery located in the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SEACOR Marine, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SEACOR Marine to SEACOR Marine or SEACOR Marine’s stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against SEACOR Marine and SEACOR Marine’s directors and officers and may limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us. It is possible that a court could rule that this provision is unenforceable or inapplicable in respect of one or more of the specified types of actions or proceedings described above.
Anti-Takeover Effects of the Delaware General Corporate Law and Our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws
Section 203 of the Delaware General Corporate Law
Upon the closing of the separation, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding stock, or an affiliate or associate of the corporation who did own 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaw Provisions
Upon the closing of the separation, our second amended and restated certificate of incorporation and second amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Filling Vacancies on the Board of Directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. Any director appointed to fill a vacancy will hold office until the next election of directors or until their successors are duly elected and qualified.
Meetings of Stockholders. Our second amended and restated bylaws will provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer or the President may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our second amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our second amended and restated bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The second amended and restated bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to us not later than the 120th day nor earlier than the 150th day prior to the anniversary date of the preceding annual meeting. If there was no such prior annual meeting, then a stockholder’s notice must be delivered not earlier than the close of business on the 150th day nor later than the 120th day prior to the date which represents the second Tuesday in May of the current year. In the event that the date of the annual meeting is more than 25 days before or after such anniversary date, then, to be considered timely, notice by the stockholders must be received not later than the close of business on the 10th day following the date on which public announcement of the date of such meeting is first made by us.
Amendment to Second Amended and Restated Bylaws and Second Amended and Restated Certificate of Incorporation. As required by Delaware law, any amendment to our second amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our second amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our second amended and restated bylaws may be amended (i) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the second amended and restated bylaws, without further stockholder action or (ii) the affirmative vote of the holders of at least a majority (and, with respect to the amendment or repeal of certain provisions, not less than 66 2/3%) of the voting power of all then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.
Blank Check Preferred Stock. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
Ownership by Non-U.S. Citizens
We are subject to U.S. cabotage laws that impose certain restrictions on the ownership and operation of vessels in the U.S. coastwise trade (i.e., trade between points in the United States), including the transportation of cargo. These laws are principally contained in the Jones Act. In order to own and operate our vessels in the U.S. coastwise trade, at least 75% of the outstanding shares of each class or series of our capital stock must be owned and controlled by U.S. citizens within the meaning of the Jones Act.
To facilitate compliance with the Jones Act, our second amended and restated certificate of incorporation and our second amended and restated bylaws restrict ownership of shares of any class or series of our capital stock by non-U.S. citizens in the aggregate to a percentage equal to not more than 22.5% of the outstanding shares of each such class or series and by a single non-U.S. citizen (and any other non-U.S. citizen whose ownership position would be aggregated with such non-U.S. citizen for purposes of the Jones Act) to not more than 4.9% of the outstanding shares of each such class or series. Our second amended and restated certificate of incorporation authorizes our board of directors to increase the foregoing aggregate permitted percentage of 22.5% by not more than 1.5%. We refer to such percentage limitations on ownership by persons who are not U.S. citizens within the meaning of the Jones Act as the “applicable permitted percentage.”
Our second amended and restated certificate of incorporation provides that any transfer or purported transfer of any shares of any class or series of our capital stock that would otherwise result in ownership (of record or beneficially) by non-U.S. citizens of shares of such class or series in excess of the applicable permitted percentage will be void and ineffective, and neither we nor our transfer agent will register any such transfer or purported transfer in our records or recognize any such transferee or purported transferee as a stockholder of ours for any purpose (including for purposes of voting and dividends) except to the extent necessary to effect the remedies available to us under our second amended and restated certificate of incorporation.
In the event such transfer restriction would be ineffective for any reason, our second amended and restated certificate of incorporation provides that if any transfer would otherwise result in the number of shares of any class or series of our capital stock owned (of record or beneficially) by non-U.S. citizens being in excess of the applicable permitted percentage, such transfer will cause such excess shares to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens. The proposed transferee will not acquire any rights in the shares transferred into the trust.

Our second amended and restated certificate of incorporation also provides that the above trust transfer provisions shall apply to ownership (of record or beneficially) by non-U.S. citizens in excess of the applicable permitted percentage that results from a change in the status of a record or beneficial owner of shares of any class or series of our capital stock from a U.S. citizen to a non-U.S. citizen, and from a repurchase or redemption by us of shares of our capital stock. In addition, under our second amended and restated certificate of incorporation, the above trust transfer provisions apply to any issuance of shares of capital stock that would result in non-U.S. citizens owning (of record or beneficially) in excess of the applicable permitted percentage.
The automatic transfer to the trust will be deemed to be effective as of immediately before the consummation of the proposed transfer, change in status, or repurchase or redemption of our capital stock, and as of the time of issuance of such excess shares, as the case may be. Shares of capital stock held in the trust will be issued and outstanding shares. The proposed transferee (including a proposed transferee of shares of capital stock upon initial issuance) or person whose citizenship status has changed, or person who owns excess shares as a result of a repurchase or redemption of our capital stock (each, a “restricted person”) will not benefit economically from ownership of any shares of capital stock held in the trust, will have no rights to dividends or distributions and no rights to vote or other rights attributable to the shares of capital stock held in the trust. The trustee of the trust, who will be a U.S. citizen chosen by us and unaffiliated with us, will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution authorized and paid to the restricted person after the automatic transfer of the related shares into the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized after the automatic transfer of the related shares into the trust but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for distribution to the charitable beneficiary.
Within 20 days of receiving notice from us that shares of capital stock have been transferred to the trust (or as soon thereafter as a sale may be effected in compliance with all applicable securities laws), the trustee will sell the shares to a U.S. citizen (which may include us) designated by the trustee. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the restricted person and to the charitable beneficiary as described below.

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In the case of excess shares transferred into the trust as a result of a proposed transfer where the sale of excess shares is made to a person other than us, the restricted person will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be held in the trust, and (ii) the price received by the trustee from the sale of the shares.

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In the case of excess shares transferred into the trust as a result of a U.S. citizen changing its status to a non-U.S. citizen or a repurchase or redemption by us of our capital stock where the sale of excess shares is made to a person other than us, the restricted person will receive the lesser of (i) the market price of such shares on the date of such status change, and (ii) the price received by the trustee from the sale of such shares.

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In the case of excess shares transferred into the trust as a result of being issued in connection with the issuance of capital stock where the sale of excess shares is made to a person other than us, the restricted person will receive the lesser of (i) the price paid by such restricted person for such shares or, if such restricted person did not give value for the shares in connection with the original issuance of the shares to such restricted person or if such restricted person is exercising an option, warrant or other convertible security (notwithstanding the payment of any exercise price thereof), the market price of such shares on the day of such original issuance, and (ii) the price received by the trustee from the sale of such shares.

Any net sale proceeds in excess of the amount payable to the restricted person will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of the capital stock have been transferred to the trust, the shares are sold by the restricted person, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the restricted person received an amount for the shares that exceeds the amount such restricted person was entitled to receive, the excess shall be paid to the trustee upon demand.
In addition, shares of the capital stock held in the trust will be deemed to have been offered for sale to us at a price per share equal to the lesser of (i) the market price on the date we accept the offer and (ii) the price per share in the purported transfer or original issuance of shares (or, in the case of a devise or gift, the market price on the date of the devise or gift), as described in the preceding paragraph, or the market price per share on the date of the status change or the repurchase or redemption by us of our capital stock, that resulted in the transfer to the trust. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the restricted person. Any shares purchased by us from the trust may be either retired or held by us as treasury stock.

To the extent that the above trust transfer provisions would be ineffective for any reason to prevent ownership (of record or beneficially) by non-U.S. citizens of the shares of any class or series of our capital stock in excess of the applicable permitted percentage, our second amended and restated certificate of incorporation provides that we, in our sole discretion, shall be entitled to redeem all or any portion of such shares most recently acquired (as determined by us in accordance with guidelines that are set forth in our second amended and restated certificate of incorporation) by non-U.S. citizens in excess of the applicable permitted percentage at a redemption price based on a fair market value formula that is set forth in our second amended and restated certificate of incorporation. We may pay the redemption price, as determined by our board of directors or a committee of our board of directors in its sole discretion, (i) in cash (by wire transfer or bank or cashier’s check), (ii) by the issuance of redemption notes, (iii) by the issuance of redemption warrants by issuing one redemption warrant for each excess share, or (iv) a combination thereof. Such excess shares shall not be accorded any voting, dividend or distribution rights until they have ceased to be excess shares, provided that they have not been already redeemed by us.
The redemption notes may be issued in consideration for excess shares and will be interest-bearing promissory notes of ours with a maturity of not more than 10 years from the date of issue and will bear interest at a fixed rate equal to the yield on the U.S. Treasury Note having a maturity comparable to the term of such promissory notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the redemption notes. The terms of the redemption notes will consist of covenants to pay principal and interest and any other obligations required to be made part of the indenture that will govern the redemption notes. The redemption notes will be redeemable at par plus accrued but unpaid interest.
Each redemption warrant issued to redeem an excess share of the capital stock will entitle the holder to purchase one share of the capital stock at a price of $0.01 per share, subject to certain adjustments. The redemption warrants may be exercised by cashless exercise or they may be converted into capital stock without any required payment of the exercise price. The redemption warrants may not be exercised for cash. All warrants will expire on the 25th anniversary of a redemption warrant agreement to be entered into by us with a trustee. The redemption warrants are issued as separate instruments from the capital stock and are permitted to be transferred independently from the capital stock. Redemption warrant holders will not be permitted to exercise or convert their redemption warrants for shares of capital stock if and to the extent that the shares issuable upon exercise or conversion would constitute excess shares with respect to the applicable permitted percentage if they were issued. The exercise price and number of shares of the capital stock issuable on exercise or conversion of the redemption warrants may be adjusted in certain circumstances, including in the event of a stock dividend, stock split, stock combination, merger or consolidation. Redemption warrant holders will not have any rights or privileges of holders of the capital stock, including any voting rights, until they exercise or convert their redemption warrants and receive shares of the capital stock.
So that we may ensure compliance with the Jones Act, our second amended and restated certificate of incorporation provides us with the power to require confirmation from time to time of the citizenship of the record and beneficial owners of any shares of our capital stock. As a condition to acquiring and having record or beneficial ownership of any shares of its capital stock, every record and beneficial owner must comply with certain provisions in our second amended and restated certificate of incorporation concerning citizenship.
To facilitate our compliance with these laws, our second amended and restated certificate of incorporation requires that every person acquiring, directly or indirectly, 5% or more of the shares of any class or series of our capital stock must provide us with a written statement or affidavit, duly signed, stating the name and address of such person, the number of shares of our capital stock owned (of record or beneficially) by such person as of a recent date, the legal structure of such person, and a statement as to whether such person is a U.S. citizen within the meaning of the Jones Act, and such other information required by the Jones Act, including 46 C.F.R. part 355. In addition, our second amended and restated certificate of incorporation requires that each record and beneficial owner of any shares of its capital stock must promptly provide us with such documents and certain other information regarding such owner’s stock ownership and citizenship as we request. We have the right under our second amended and restated certificate of incorporation to require additional reasonable proof of the citizenship of a record or beneficial owner of any shares of our capital stock and to determine the citizenship of the record and beneficial owners of the shares of any class or series of our capital stock.
Under our second amended and restated certificate of incorporation, when a record or beneficial owner of any shares of our capital stock ceases to be a U.S. citizen, such person is required to provide to it, as promptly as practicable but in no event less than two business days after the date such person is no longer a U.S. citizen, a written statement, duly signed, stating the name and address of such person, the number of shares of each class or series of its capital stock owned (of record or beneficially) by such person as of a recent date, the legal structure of such person, and a statement as to such change in status of such person to a non-U.S. citizen. Every record and beneficial owner of shares of our capital stock is also required by our second amended and restated certificate of incorporation to provide or authorize such person’s broker, dealer, custodian, depositary, nominee or similar agent with respect to such shares to provide us with such person’s address.

In the event that we request the documentation discussed in this paragraph or the preceding paragraph and the record or beneficial owner fails to provide it, our second amended and restated certificate of incorporation provides for the suspension of the voting rights of such person’s shares of our capital stock and for the payment of dividends and distributions with respect to those shares into an escrow account, and empowers our board of directors to refuse to register their shares and to prohibit or void a transfer, until such requested documentation is submitted in form and substance reasonably satisfactory to us.
Certificates representing shares of any class or series of our capital stock will bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our second amended and restated certificate of incorporation:

•
permits us to require, as a condition precedent to the transfer of shares on its records or those of its transfer agent, representations and other proof as to the identity and citizenship of existing or prospective stockholders (including the beneficial owners); and

•	permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether or not the owner thereof is a U.S. citizen.
Our second amended and restated bylaws provide that the number of non-U.S. citizen directors shall not exceed a minority of the number necessary to constitute a quorum for the transaction of business and restrict any non-U.S. citizen officer from acting in the absence or disability of the chairman of our board of directors, the Chief Executive Officer or the President.
Listing
We have applied to have our common stock listed on the NYSE under the symbol “SMHI.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

RECENT SALES OF UNREGISTERED SECURITIES
In November 2015, we issued $175.0 million aggregate principal amount of our 3.75% Convertible Senior Notes to investment funds associated with the Carlyle Group. Holders may convert their 3.75% Convertible Senior Notes into shares of SEACOR Marine common stock at their option at any time after the spin-off, and prior to the close of business on the second business day immediately preceding December 1, 2022 (the “Maturity Date”). Upon conversion, we will satisfy our conversion obligation by delivering shares of our common stock or, under certain circumstances, warrants to purchase shares of our common stock, based on the applicable conversion rate at such time. The initial conversion rate of the 3.75% Convertible Senior Notes is 23.26 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $43 per share of SEACOR Marine common stock, subject to customary anti-dilution adjustments. Interest on the 3.75% Convertible Senior Notes is payable semi-annually in arrears on December 15 and June 15 of each year, beginning June 15, 2016. The offer, sale and issuance of the above securities was exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS
Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Our second amended and restated bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360
Attention: Corporate Secretary
Telephone: (985) 876-5400
We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.
You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

Except for the Financial Statement Schedule set forth above, all of the required schedules have been omitted since the information is either included in the consolidated and combined financial statement, not applicable or not required.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholder of SEACOR Marine Holdings Inc.
We have audited the accompanying consolidated balance sheets of SEACOR Marine Holdings Inc. as of December 31, 2016 and 2015 , and the related consolidated and combined statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016 . Our audits also included the financial statement schedule listed in the index to the financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the 2015 financial statements of Mantenimiento Express Maritimo, S.A.P.I de C.V, a corporation in which the Company has a 49% interest. In the consolidated financial statements, the Company’s investment in Mantenimiento Express Maritimo, S.A.P.I de C.V. is stated at $50,163,000 as of December 31, 2015, and the Company’s equity in the net income of Mantenimiento Express Maritimo, S.A.P.I de C.V is stated at $5,650,000 for the year ended December 31, 2015. Those statements were audited by other auditors whose report has been furnished to us, and our opinion on the Company’s 2015 consolidated financial statements, insofar as it relates to the amounts included for Mantenimiento Express Maritimo, S.A.P.I de C.V, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits, and for 2015 the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEACOR Marine Holdings Inc. at December 31, 2016 and 2015 , and the consolidated and combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 , in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Boca Raton, Florida
April 27, 2017

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$117,309	$150,242
Restricted cash	1,462	—
Marketable securities	40,139	29,506
Receivables:
Trade, net of allowance for doubtful accounts of $5,359 and $1,177 in 2016 and 2015, respectively	44,830	61,563
Due from SEACOR Holdings	19,102	526
Other	21,316	16,230
Inventories	3,058	4,000
Prepaid expenses	3,349	2,597
Total current assets	250,565	264,664
Property and Equipment:
Historical cost	958,759	1,102,619
Accumulated depreciation	(540,619)	(546,962)
	418,140	555,657
Construction in progress	123,801	97,900
Net property and equipment	541,941	653,557
Investments, at Equity, and Advances to 50% or Less Owned Companies	138,311	130,010
Construction Reserve Funds	78,209	138,615
Intangible Assets, net of accumulated amortization of $477 in 2015	—	1,049
Other Assets	6,093	20,255
	$1,015,119	$1,208,150
LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$20,400	$31,493
Accounts payable and accrued expenses	25,969	29,000
Accrued wages and benefits	4,862	5,468
Deferred revenues	6,953	6,953
Accrued income taxes	5,554	5,801
Accrued capital, repair and maintenance expenditures	8,573	10,810
Other current liabilities	8,705	18,475
Total current liabilities	81,016	108,000
Long-Term Debt	217,805	181,340
Deferred Income Taxes	124,945	175,367
Deferred Gains and Other Liabilities	41,198	53,589
Total liabilities	464,964	518,296
Equity:
SEACOR Marine Holdings Inc. stockholder’s equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued nor outstanding	—	—
Common stock, $.01 par value, 60,000,000 shares authorized; 17,671,356 shares issued in 2016 and 2015	177	177
Additional paid-in capital	306,359	306,359
Retained earnings	249,412	381,459
Accumulated other comprehensive loss, net of tax	(11,337)	(6,095)
	544,611	681,900
Noncontrolling interests in subsidiaries	5,544	7,954
Total equity	550,155	689,854
	$1,015,119	$1,208,150

The accompanying notes are an integral part of these consolidated and combined financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME (LOSS)
(in thousands, except share data)

	For the years ended December 31,
	2016	2015	2014
			Predecessor
Operating Revenues	$215,636	$368,868	$529,944
Costs and Expenses:
Operating	166,925	275,972	365,092
Administrative and general	49,308	53,085	58,353
Depreciation and amortization	58,069	61,729	64,615
	274,302	390,786	488,060
Gains (Losses) on Asset Dispositions and Impairments, Net	(116,222)	(17,017)	26,545
Operating Income (Loss)	(174,888)	(38,935)	68,429
Other Income (Expense):
Interest income	4,458	836	1,316
Interest expense	(10,008)	(4,116)	(3,475)
Interest income (expense) on advances and notes with SEACOR Holdings, net	—	691	(3,623)
SEACOR Holdings management fees	(7,700)	(4,700)	(16,219)
SEACOR Holdings guarantee fees	(315)	—	—
Marketable security losses, net	(45)	(3,820)	—
Derivative gains (losses), net	2,995	(2,766)	(171)
Foreign currency losses, net	(3,312)	(27)	(1,375)
Other, net	(1,490)	261	14,671
	(15,417)	(13,641)	(8,876)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	(190,305)	(52,576)	59,553
Income Tax Expense (Benefit):
Current	(15,421)	(487)	42,902
Deferred	(48,048)	(16,486)	(21,871)
	(63,469)	(16,973)	21,031
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	(126,836)	(35,603)	38,522
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	(6,314)	8,757	10,468
Net Income (Loss)	(133,150)	(26,846)	48,990
Net Income (Loss) attributable to Noncontrolling Interests in Subsidiaries	(1,103)	403	914
Net Income (Loss) attributable to SEACOR Marine Holdings Inc.	$(132,047)	$(27,249)	$48,076

Basic and Diluted Loss Per Common Share of SEACOR Marine Holdings Inc.	$(7.47)	$(1.54)
Basic and Diluted Weighted Average Common Shares Outstanding	17,671,356	17,671,356

The accompanying notes are an integral part of these consolidated and combined financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	For the years ended December 31,
	2016	2015	2014
			Predecessor
Net Income (Loss)	$(133,150)	$(26,846)	$48,990
Other Comprehensive Loss:
Foreign currency translation losses	(9,510)	(4,034)	(4,748)
Reclassification of foreign currency translation (gains) losses to foreign currency losses, net	74	21	(17)
Derivative losses on cash flow hedges	(2,493)	(1,193)	(55)
Reclassification of derivative losses on cash flow hedges to interest expense	18	—	—
Reclassification of net derivative losses to equity in earnings (losses) of 50% or less owned companies	2,744	995	181
	(9,167)	(4,211)	(4,639)
Income tax benefit	2,823	1,319	1,456
	(6,344)	(2,892)	(3,183)
Comprehensive Income (Loss)	(139,494)	(29,738)	45,807
Comprehensive Income (Loss) attributable to Noncontrolling Interests in Subsidiaries	(2,205)	(39)	435
Comprehensive Income (Loss) attributable to SEACOR Marine Holdings Inc.	$(137,289)	$(29,699)	$45,372

The accompanying notes are an integral part of these consolidated and combined financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

	SEACOR Marine Holdings Inc. Stockholder’s Equity
	Common Stock	Additional Paid-in Capital/Predecessor Investment	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
As of December 31, 2013	$—	$302,467	$354,531	$(941)	$9,141	$665,198
Distributions to SEACOR Holdings:
Cash distributions	—	—	(400)	—	—	(400)
Non-cash distributions	—	—	(17)	—	—	(17)
Distributions to noncontrolling interests	—	—	—	—	(726)	(726)
Net income	—	—	48,076	—	914	48,990
Other comprehensive loss	—	—	—	(2,704)	(479)	(3,183)
Year ended December 31, 2014	—	302,467	402,190	(3,645)	8,850	709,862
Contributions from SEACOR Holdings:
Formation of SEACOR Marine Holdings Inc.	177	(992)	7,715	—	—	6,900
Financial support received upon issuance of convertible senior notes, net of tax	—	5,532	—	—	—	5,532
Distributions to SEACOR Holdings:
Cash distributions	—	(648)	(1,197)	—	—	(1,845)
Distributions to noncontrolling interests	—	—	—	—	(857)	(857)
Net income (loss)	—	—	(27,249)	—	403	(26,846)
Other comprehensive loss	—	—	—	(2,450)	(442)	(2,892)
Year ended December 31, 2015	177	306,359	381,459	(6,095)	7,954	689,854
Distributions to noncontrolling interests	—	—	—	—	(205)	(205)
Net loss	—	—	(132,047)	—	(1,103)	(133,150)
Other comprehensive loss	—	—	—	(5,242)	(1,102)	(6,344)
Year ended December 31, 2016	$177	$306,359	$249,412	$(11,337)	$5,544	$550,155

The accompanying notes are an integral part of these consolidated and combined financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,
	2016	2015	2014
			Predecessor
Cash Flows from Operating Activities:
Net Income (Loss)	$(133,150)	$(26,846)	$48,990
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	58,069	61,729	64,615
Amortization of deferred gains on sale and leaseback transactions	(8,199)	(8,199)	(5,792)
Debt discount and issuance cost amortization, net	7,397	683	680
Bad debt expense	4,280	—	980
(Gains) losses on asset dispositions and impairments, net	116,222	17,017	(26,545)
Marketable security losses, net	45	3,820	—
Purchases of marketable securities	(22,997)	(36,648)	—
Proceeds from sale of marketable securities	9,169	6,471	—
Derivative (gains) losses, net	(2,995)	2,766	171
Cash settlement on derivative transactions, net	(1,432)	1,256	(620)
Foreign currency losses, net	3,312	27	1,375
Deferred income tax benefit	(48,048)	(16,486)	(21,871)
Equity in (earnings) losses of 50% or less owned companies, net of tax	6,314	(8,757)	(10,468)
Dividends received from 50% or less owned companies	777	3,927	4,296
Other, net	1,484	—	—
Changes in operating assets and liabilities:
Decrease in receivables	5,637	39,872	15,461
(Increase) decrease in prepaid expenses and other assets	(18,086)	1,691	939
Decrease in accounts payable, accrued expenses and other liabilities	(6,985)	(22,120)	(3,302)
Net cash provided by (used in) operating activities	(29,186)	20,203	68,909
Cash Flows from Investing Activities:
Purchases of property and equipment	(100,884)	(87,765)	(83,513)
Cash settlements on derivative transactions, net	(373)	—	—
Proceeds from disposition of property and equipment	41,919	15,698	151,668
Investments in and advances to 50% or less owned companies	(16,863)	(24,976)	(12,087)
Return of investments and advances from 50% or less owned companies	—	15,173	28,714
(Issuances of) payments received on third party notes receivable, net	124	(13,150)	1,000
Net increase in restricted cash	(1,187)	—	—
Net decrease in construction reserve funds	60,406	6,817	7,254
Net cash provided by (used in) investing activities	(16,858)	(88,203)	93,036
Cash Flows from Financing Activities:
Payments on advances and notes with SEACOR Holdings, net	—	(50,890)	(83,464)
Payments on long-term debt	(27,152)	(6,763)	(8,238)
Proceeds from issuance of long-term debt, net of issuance costs	42,947	168,556	5,080
Contributions from SEACOR Holdings	—	6,900	—
Distributions to SEACOR Holdings	—	(1,845)	(400)
Distributions to noncontrolling interests	(205)	(857)	(726)
Net cash provided by (used in) financing activities	15,590	115,101	(87,748)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(2,479)	(1,628)	(2,281)
Net Increase (Decrease) in Cash and Cash Equivalents	(32,933)	45,473	71,916
Cash and Cash Equivalents, Beginning of Year	150,242	104,769	32,853
Cash and Cash Equivalents, End of Year	$117,309	$150,242	$104,769

The accompanying notes are an integral part of these consolidated and combined financial statements and should be read in conjunction herewith.

SEACOR MARINE HOLDINGS INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
Nature of Operations and Segmentation. SEACOR Marine Holdings Inc. (“SEACOR Marine” and along with its majority-owned subsidiaries and its predecessor businesses collectively referred to as the “Company”) operates a diverse fleet of support vessels primarily servicing major integrated national and international oil companies, large independent oil and gas exploration and production companies and emerging independent companies. These vessels deliver cargo and personnel to offshore installations; provide field security services; handle anchors and mooring equipment required to tether rigs to the seabed; tow rigs and assist in placing them on location and moving them between regions; and carry and launch equipment such as remote operated vehicles or “ROVs” used underwater in drilling and well installation, maintenance, inspection and repair. In addition, the Company’s vessels provide accommodations for technicians and specialists, and provide standby safety support and emergency response services. The Company also operates a fleet of liftboats in the U.S. Gulf of Mexico that primarily support well intervention, work-over, decommissioning and diving operations. In non-oil and gas industry activity, the Company operates vessels primarily used to move personnel and supplies to offshore wind farms in Europe.
Accounting standards require public business enterprises to report information about each of their operating business segments that exceed certain quantitative thresholds or meet certain other reporting requirements. Operating business segments have been defined as a component of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker in assessing performance. The Company has identified the following five principal geographic regions as its reporting segments:
United States, primarily Gulf of Mexico. The Company’s vessels in this market support deepwater anchor handling, fast cargo transport, general cargo transport, well intervention, work-over, decommissioning and diving operations.
Africa, primarily West Africa. The Company’s vessels in this area generally support projects for major oil companies, primarily in Angola. Other vessels in this region operate from ports in the Republic of the Congo and Gabon.
Middle East and Asia. The Company’s vessels in this area generally support exploration, personnel transport and seasonal construction activities in Azerbaijan, Egypt, Vietnam, Indonesia, Russia and countries along the Arabian Gulf and Arabian Sea, such as Saudi Arabia, the United Arab Emirates and Qatar.
Brazil, Mexico, Central and South America. Through the Company’s 49% noncontrolling interest in Mantenimiento Express Maritimo, S.A.P.I. de C.V. (“MexMar”), the Company’s vessels in Mexico provide support for exploration and production activities in Mexico. In addition, the Company has vessels in Brazil. From time to time, the Company’s vessels have worked in Trinidad and Tobago, Guyana, Colombia and Venezuela.
Europe, primarily North Sea. Demand for standby services developed in 1991 after the United Kingdom passed legislation requiring offshore operators to maintain higher specification standby safety vessels. The legislation requires a vessel to “stand by” to provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. In addition, through the Company’s 75% controlling interest in Windcat Workboats Holdings Limited (“Windcat Workboats”), the owner of the wind farm utility fleet, the Company supports the construction and maintenance of offshore wind turbines. In the past, the Company has operated supply and anchor handling towing supply vessels in this region.
Basis of Presentation. SEACOR Marine is a wholly-owned subsidiary of SEACOR Holdings Inc. (along with its other majority-owned subsidiaries collectively referred to as “SEACOR Holdings”) and holds all the majority-owned subsidiaries that represent and exclusively comprise SEACOR Holdings’ Offshore Marine Services business segment. On January 1, 2015, SEACOR Holdings contributed all of its majority-owned subsidiaries that provide offshore marine services to SEACOR Marine. Any subsidiaries not providing offshore marine services and previously owned by the contributed subsidiaries were distributed to, or purchased by, SEACOR Holdings prior to the contribution and are excluded from the financial position, results of operations and cash flows in these consolidated and combined financial statements.
These consolidated and combined financial statements include the financial position, operating results and cash flows of SEACOR Holdings’ Offshore Marine Services business segment for the periods presented. For the years ended December 31, 2016 and 2015 , the financial information presented herein consists predominately of the consolidated results of SEACOR Marine and its majority-owned subsidiaries. For the year ended December 31, 2014 , the financial information presented herein consists of the combined historical results of the predecessor businesses of SEACOR Marine that comprised the activities of SEACOR Holdings’ Offshore Marine Services business segment. The assets and liabilities of the Company continue to be presented at historical values due to the continuation of control and consolidation by SEACOR Holdings of the Company post formation of SEACOR Marine.

Basis of Combination and Consolidation. The consolidated financial statements include the accounts of SEACOR Marine and its controlled subsidiaries. The combined financial statements include the predecessor businesses and their controlled subsidiaries that provide offshore marine services. Control is generally deemed to exist if the Company has greater than 50% of the voting rights of a subsidiary. All significant intercompany accounts and transactions are eliminated in the combination and consolidation.
Noncontrolling interests in consolidated and combined subsidiaries are included in the consolidated balance sheets as a separate component of equity. The Company reports consolidated and combined net income (loss) inclusive of both the Company’s and the noncontrolling interests’ share, as well as the amounts of consolidated and combined net income (loss) attributable to each of the Company and the noncontrolling interests. If a subsidiary is deconsolidated upon a change in control, any retained noncontrolled equity investment in the former controlled subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value. If a subsidiary is consolidated upon a change in control, any previous noncontrolled equity investment in the subsidiary is measured at fair value and a gain or loss is recognized in net income (loss) based on such fair value. If a subsidiary is consolidated upon a change in control, any previous noncontrolled equity investment in the subsidiary is measured at fair value and a gain or loss is recognized based on such fair value.
The Company employs the equity method of accounting for investments in 50% or less owned companies that it does not control but has the ability to exercise significant influence over the operating and financial policies of the business venture. Significant influence is generally deemed to exist if the Company has between 20% and 50% of the voting rights of a business venture, but may exist when the Company’s ownership percentage is less than 20%. In certain circumstances, the Company may have an economic interest in excess of 50% but may not control and consolidate the business venture. Conversely, the Company may have an economic interest less than 50% but may control and consolidate the business venture. The Company reports its investments in and advances to these business ventures in the accompanying consolidated balance sheets as investments, at equity, and advances to 50% or less owned companies. The Company reports its share of earnings from investments in 50% or less owned companies in the accompanying consolidated and combined statements of income (loss) as equity in earnings (losses) of 50% or less owned companies, net of tax.
The Company employs the cost method of accounting for investments in 50% or less owned companies it does not control or exercise significant influence. These investments in private companies are carried at cost and are adjusted only for capital distributions and other-than-temporary declines in fair value.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those related to deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from estimates and those differences may be material.
Subsequent Events. The Company has performed an evaluation of subsequent events through April 27, 2017, the date the financial statements were available to be issued.
Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met. Deferred revenues for the years ended December 31 were as follows (in thousands):

	2016	2015	2014
Balance at beginning of year	$6,953	$6,794	$6,592
Revenues deferred during the year	—	159	202
Balance at end of year	$6,953	$6,953	$6,794
As of December 31, 2016 , deferred revenues of $6.8 million related to the time charter of several offshore support vessels scheduled to be paid through the conveyance of an overriding royalty interest (the “Conveyance”) in developmental oil and gas producing properties operated by a customer in the U.S. Gulf of Mexico. Payments under the Conveyance, and the timing of such payments, were contingent upon production and energy sale prices. On August 17, 2012, the customer filed a voluntary petition for Chapter 11 bankruptcy. The Company is vigorously defending its interest in connection with the bankruptcy filing; however, payments received under the Conveyance subsequent to May 19, 2012 are subject creditors’ claims in bankruptcy court. The Company will recognize revenues when reasonably assured of a judgment in its favor. All costs and expenses related to these charters were recognized as incurred.
The Company earns and recognizes revenues primarily from the time charter and bareboat charter of vessels to customers based upon daily rates of hire. Under a time charter, the Company provides a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Under a bareboat charter, the Company provides the vessel to the customer and the customer assumes responsibility for all operating expenses and risk of operation. Vessel charters may range from several days to several years. Revenues from time charters and bareboat charters are recognized as services are provided. In the U.S. Gulf of Mexico, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of charter.
Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of U.S. treasury securities, money market instruments, time deposits and overnight investments.
Restricted Cash. Restricted cash primarily related to banking facility requirements.
Marketable Securities. Marketable equity securities with readily determinable fair values and debt securities are reported in the accompanying consolidated balance sheets as marketable securities. These investments are stated at fair value, as determined by their market observable prices, with both realized and unrealized gains and losses reported in the accompanying consolidated and combined statements of income (loss) as marketable security losses, net. Short sales of marketable securities are stated at fair value in the accompanying consolidated balance sheets with both realized and unrealized losses reported in the accompanying consolidated and combined statements of income (loss) as marketable security losses, net. Marketable securities are classified as trading securities for financial reporting purposes with gains and losses reported as operating activities in the accompanying consolidated and combined statements of cash flows.
Trade and Other Receivables. Customers are primarily major integrated oil companies, large independent oil and gas exploration and production companies, and emerging independent companies. Trade customers are granted credit on a short-term basis and related credit risks are considered minimal. Other receivables consist primarily of operating expenses incurred by the Company related to vessels it manages for others and insurance and income tax receivables. The Company routinely reviews its receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Derivative Instruments. The Company accounts for derivatives through the use of a fair value concept whereby all of the Company’s derivative positions are stated at fair value in the accompanying consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying consolidated and combined statements of income (loss) as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as corresponding increases or decreases in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated and combined statements of income (loss) as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) in the accompanying consolidated and combined statements of comprehensive income (loss) to the extent they are effective and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portions of cash flow hedges are reported in the accompanying consolidated and combined statements of income (loss) as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as cash flow hedges that are entered into by the Company’s 50% or less owned companies are also reported as a component of the Company’s other comprehensive income (loss) in proportion to the Company’s ownership percentage, with reclassifications and ineffective portions being included in equity in earnings of 50% or less owned companies, net of tax, in the accompanying consolidated and combined statements of income (loss).
Concentrations of Credit Risk. The Company is exposed to concentrations of credit risk associated with its cash and cash equivalents, restricted cash, construction reserve funds and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers described above. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.
Inventories. Inventories, which consist of fuel, spare parts and supplies, are stated at the lower of cost (using the first-in, first-out method) or market. The Company records write-downs, as needed, to adjust the carrying amount of inventories to the lower of cost or market. There were no inventory write-downs during the years ended December 31, 2016 and 2015 . During the year ended December 31, 2014, the Company recorded inventory write-downs of $1.4 million related to its fuel inventory.
Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to offshore support vessels, the estimated useful life is typically based upon a newly built vessel being placed into service and represents the point at which it is typically not justifiable for the Company to continue to operate the vessel in the same or similar manner. From time to time, the Company may acquire older vessels that have already exceeded the Company’s useful life policy, in which case the Company depreciates such vessels based on its best estimate of remaining useful life, typically the next regulatory survey or certification date.
As of December 31, 2016 , the estimated useful life (in years) of each of the Company’s major categories of new offshore support vessels was as follows:

Offshore Support Vessels:
Wind farm utility vessels	10
All other offshore support vessels (excluding wind farm utility)	20
The Company’s property and equipment as of December 31, was as follows (in thousands):

	Historical Cost(1)	Accumulated Depreciation	Net Book Value
2016
Offshore support vessels:
Anchor handling towing supply	$228,857	$(183,757)	$45,100
Fast support	251,415	(72,599)	178,816
Supply	96,774	(58,028)	38,746
Standby safety	109,436	(88,020)	21,416
Specialty	45,765	(24,063)	21,702
Liftboats	104,356	(45,447)	58,909
Wind farm utility	60,671	(29,019)	31,652
Machinery and spares	32,921	(20,008)	12,913
Other(2)	28,564	(19,678)	8,886
	$958,759	$(540,619)	$418,140
2015
Offshore support vessels:
Anchor handling towing supply	$301,707	$(168,534)	$133,173
Fast support	222,720	(61,515)	161,205
Supply	139,315	(80,862)	58,453
Standby safety	141,864	(113,136)	28,728
Specialty	46,522	(21,224)	25,298
Liftboats	122,764	(36,154)	86,610
Wind farm utility	66,950	(26,773)	40,177
Machinery and spares	34,116	(19,480)	14,636
Other(2)	26,661	(19,284)	7,377
	$1,102,619	$(546,962)	$555,657
_____________________
(1)     Includes property and equipment acquired in business acquisitions at acquisition date fair value, and net of the impact of recognized impairment charges.
(2)     Includes land, buildings, leasehold improvements, vehicles and other property and equipment.
Depreciation expense totaled $58.0 million , $60.8 million and $62.9 million in 2016 , 2015 and 2014 , respectively.
Equipment maintenance and repair costs and the costs of routine overhauls, drydockings and inspections performed on vessels and equipment are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels, as well as major renewals and improvements to other properties, are capitalized.
Certain interest costs incurred during the construction of vessels are capitalized as part of the vessels’ carrying values and are amortized over such vessels’ estimated useful lives. Capitalized interest totaled $7.0 million , $4.4 million and $4.9 million in 2016 , 2015 and 2014 , respectively.
Intangible Assets. During the year ended December 31, 2016 , the Company wrote-off its intangible assets as part of recognized impairment charges associated with its liftboat fleet (see “Impairment of Long-Lived Assets” below). During the years ended December 31, 2016 , 2015 and 2014 , the Company recognized amortization expense of $0.1 million , $0.9 million and $1.7 million , respectively.
Impairment of Long-Lived Assets. The Company performs an impairment analysis of long-lived assets used in operations, including intangible assets, when indicators of impairment are present. These indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If the carrying values of the assets are not recoverable, as determined by the estimated undiscounted cash flows, the estimated fair value of the assets or asset groups are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value. The Company performs its testing on an asset or asset group basis. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. During the years ended December 31, 2016 and 2015 , the Company recognized impairment charges of $119.7 million and $7.1 million , respectively, related to long-lived assets held for use, which is included in gains (losses) on asset dispositions and impairments, net in the accompanying consolidated and combined statements of income (loss). During the year ended December 31, 2014, the Company recognized no impairment of long-lived assets.
As a result of continued weak conditions in the offshore oil and gas markets and the corresponding reductions in utilization and rates per day worked experienced by its fleet, the Company identified indicators of impairment for certain of its owned vessel classes and individual offshore support vessels. When reviewing its fleet for impairment, the Company groups vessels with similar operating and marketing characteristics, including cold-stacked vessels expected to return to active service, into vessel classes. All other vessels, including vessels retired and removed from service, are evaluated for impairment on a vessel by vessel basis.
During the year ended December 31, 2016 , the Company determined the carrying values of its anchor handling towing supply fleet, supply fleet, liftboat fleet, retired and removed from service vessels, and certain other individual vessels were not recoverable based on an estimate of their future undiscounted cash flows. As a result, and as described in more detail below, the Company recognized aggregate impairment charges of $119.7 million to reduce their carrying values to estimated fair value based on values established by independent appraisers and other market data such as recent sales of similar vessels. The valuation methodology applied by the appraisers was an estimated cost approach less (i) estimated economic depreciation for comparably aged and conditioned assets and (ii) estimated economic obsolescence based on market data or utilization trending of the vessels over the prior two years compared with 2014 (see Note 10 for fair value measurement determinations). If market conditions further decline from the depressed utilization and rates per day worked experienced over the last two years, fair values based on future appraisals could decline significantly.
During the year ended December 31, 2016 , the Company retired and removed eight vessels from service and recognized impairment charges of $20.7 million to reduce their carrying value to estimated fair value as described above.
With respect to vessels in active service and cold-stacked status, the Company recognized impairment charges of $62.8 million for its anchor handling towing supply fleet, $19.9 million for its liftboat fleet and $12.7 million for one specialty vessel to reduce their carrying values to estimated fair value as described above. The difference between the estimated fair values for these vessels compared with their carrying values was more pronounced given their age, short remaining useful lives and current low utilization levels. As of December 31, 2016 , the Company’s anchor handling towing supply fleet and liftboat fleet had average expected remaining lives of approximately four and six years, respectively, while the impaired specialty vessel had an expected remaining life of six years. In addition, the Company recognized other impairments of $3.6 million .
The Company’s other vessel classes and other individual vessels in active service and cold-stacked status, for which no impairment was deemed necessary, have generally experienced a less severe decline in utilization and rates per day worked based on specific market factors. The market factors include vessels with more general utility to a broad range of customers (e.g., fast support vessels), vessels required for customers to meet regulatory mandates and operating under multiple year contracts (e.g., standby safety vessels) or vessels that service customers outside of the offshore oil and gas market (e.g., wind farm utility vessels). For these vessels, the Company assumed that future utilization and rates per day worked will, at a minimum, maintain levels experienced in 2016 over their expected remaining useful lives, based on the market factors discussed above. The resulting future undiscounted cash flows for each of these vessel classes held constant at levels of utilization and rates per day worked experienced in 2016 exceeded their current carrying values.
The Company’s estimates of undiscounted cash flows are highly subjective as future utilization and rates per day worked are uncertain, including the timing of an estimated market recovery in the offshore oil and gas markets and the timing and cost of reactivating cold-stacked vessels. If market conditions decline further, changes in the Company’s expectations on future cash flows may result in it recognizing additional impairment charges related to its long-lived assets in future periods.
Impairment of 50% or Less Owned Companies. Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the carrying value of the investment. In its evaluation, the Company considers, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When the Company determines the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from the Company’s estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although the Company believes its assumptions and estimates are reasonable, the investee’s actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods. During the year ended December 31, 2016 the Company recognized impairment charges of $6.9 million , net of tax, related to its 50% or less owned companies (see Note 4). The Company did not recognize any impairment charges during the years ended December 31, 2015 and 2014.
Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. During the year ended December 31, 2015, the Company recognized a $13.4 million impairment charge related to goodwill. The Company did not recognize any goodwill impairment charges during the year ended December 31, 2014.
Business Combinations. The Company recognizes 100% of the fair value of assets acquired, liabilities assumed, and noncontrolling interests when the acquisition constitutes a change in control of the acquired entity. Shares issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Acquisition-related transaction costs are expensed as incurred and any changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals are recorded as an adjustment to income tax expense. The operating results of entities acquired are included in the accompanying consolidated and combined statements of income (loss) from the date of acquisition (see Note 2).
Debt Discount and Issuance Costs. Debt discounts and costs incurred in connection with the issuance of debt are amortized over the life of the related debt using the effective interest rate method for term loans and straight-line method for revolving credit facilities and is included in interest expense in the accompanying consolidated and combined statements of income (loss).
Self-insurance Liabilities. The Company maintains marine hull, liability and war risk, general liability, workers compensation and other insurance customary in the industry in which it operates. Both the marine hull and liability policies have annual aggregate deductibles. Marine hull annual aggregate deductibles are accrued as claims are incurred while marine liability annual aggregate deductibles are accrued based on historical loss experience. Certain excess and property insurance is obtained through SEACOR Holdings’ sponsored programs, with premiums charged to participating businesses based on SEACOR Holdings’ risk assessment or insured asset values. The Company’s insurance premiums for these policies could differ if it were not part of SEACOR Holdings’ consolidated group. The Company also participates in SEACOR Holdings sponsored self-insured health benefit plans for its participating employees (see Note 14). Exposure to the health benefit plans are limited by maintaining stop-loss and aggregate liability coverage. To the extent that estimated self-insurance losses, including the accrual of annual aggregate deductibles, differ from actual losses realized, the Company’s insurance reserves could differ significantly and may result in either higher or lower insurance expense in future periods.
Income Taxes. SEACOR Marine is included in the consolidated U.S. federal income tax return of SEACOR Holdings. SEACOR Holdings’ policy for allocation of U.S. federal income taxes requires its domestic subsidiaries included in the consolidated U.S. federal income tax return to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR Holdings.
Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated and combined financial statements. The Company does not consider the results of its foreign operations permanently reinvested and, therefore, provides U.S. income taxes on the net earnings of its foreign subsidiaries. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated and combined statements of income (loss). The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
In the normal course of business, SEACOR Holdings or the Company may be subject to challenges from tax authorities regarding the amount of taxes due for the Company. These challenges may alter the timing or amount of taxable income or deductions. As part of the calculation of income tax expense, the Company determines whether the benefits of its tax positions are at least more likely than not of being sustained based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained, the Company accrues the largest amount of the tax benefit that is more likely than not of being sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of its tax benefits and actual results could vary materially from these estimates.

Deferred Gains - Vessel Sale-Leaseback Transactions and Financed Vessel Sales. From time to time, the Company enters into vessel sale-leaseback transactions with finance companies or provides seller financing on sales of its vessels to third parties or to 50% or less owned companies. A portion of the gains realized from these transactions is not immediately recognized in income and has been recorded in the accompanying consolidated balance sheets in deferred gains and other liabilities. In sale-leaseback transactions (see Note 3), gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease terms. In financed vessel sales (see Note 3), gains are deferred to the extent that the repayment of purchase notes is dependent on the future operations of the sold vessels and are amortized based on cash received from the buyers. Deferred gain activity related to these transactions for the years ended December 31 was as follows (in thousands):

	2016	2015	2014
Balance at beginning of year	$40,234	$50,934	$35,719
Deferred gains arising from vessel sales	—	—	34,845
Amortization of deferred gains included in operating expenses as reduction to rental expense	(8,199)	(8,199)	(5,791)
Amortization of deferred gains included in gains (losses) on asset dispositions and impairments, net	—	(2,501)	(12,997)
Other	—	—	(842)
Balance at end of year	$32,035	$40,234	$50,934
Deferred Gains – Vessel Sales to the Company’s 50% or Less Owned Companies. A portion of the gains realized from non-financed sales of the Company’s vessels to its 50% or less owned companies is not immediately recognized in income and has been recorded in the accompanying consolidated balance sheets in deferred gains and other liabilities. Effective January 1, 2009, the Company adopted new accounting rules related to the sale of its vessels to its 50% or less owned companies. In most instances, these sale transactions are now considered a sale of a business in which the Company relinquishes control to its 50% or less owned companies. Subsequent to the adoption of the new accounting rules, gains are deferred only to the extent of the Company’s uncalled capital commitments and are amortized as those commitments lapse or funded amounts are returned. For transactions occurring prior to the adoption of the new accounting rules, gains were deferred and are being amortized based on the Company’s ownership interest, the Company’s uncalled capital commitments, cash received and the applicable equipment’s useful lives. Deferred gain activity related to these transactions for the years ended December 31 was as follows (in thousands):

	2016	2015	2014
Balance at beginning of year	$3,064	$3,136	$3,209
Amortization of deferred gains included in gains (losses) on asset dispositions and impairments, net	(36)	(72)	(73)
Other	(1,153)	—	—
Balance at end of year	$1,875	$3,064	$3,136
Foreign Currency Translation. The assets, liabilities and results of operations of certain consolidated and combined subsidiaries are measured using their functional currency, which is the currency of the primary foreign economic environment in which they operate. Upon combining and consolidating these subsidiaries with the Company, their assets and liabilities are translated to U.S. dollars at currency exchange rates as of the consolidated balance sheet dates and their revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries’ financial statements are reported in other comprehensive income (loss) in the accompanying consolidated and combined statements of comprehensive income (loss).

Accumulated Other Comprehensive Income (Loss). The components of accumulated other comprehensive loss were as follows (in thousands):

	SEACOR Marine Holdings Inc. Stockholder’s Equity			Noncontrolling Interests
	Foreign Currency Translation Adjustments	Derivative Gains (Losses) on Cash Flow Hedges, net	Total	Foreign Currency Translation Adjustments	Derivative Losses on Cash Flow Hedges, net	Other Comprehensive Loss
As of December 31, 2013	$(878)	$(63)	$(941)	$392	$—
Other comprehensive income (loss)	(4,286)	126	(4,160)	(479)	—	$(4,639)
Income tax (expense) benefit	1,500	(44)	1,456	—	—	1,456
Year Ended December 31, 2014	(3,664)	19	(3,645)	(87)	—	$(3,183)
Other comprehensive loss	(3,571)	(198)	(3,769)	(442)	—	$(4,211)
Income tax benefit	1,250	69	1,319	—	—	1,319
Year Ended December 31, 2015	(5,985)	(110)	(6,095)	(529)	—	$(2,892)
Other comprehensive income (loss)	(8,351)	286	(8,065)	(1,085)	(17)	$(9,167)
Income tax (expense) benefit	2,923	(100)	2,823	—	—	2,823
Year Ended December 31, 2016	$(11,413)	$76	$(11,337)	$(1,614)	$(17)	$(6,344)
Foreign Currency Transactions. Certain consolidated and combined subsidiaries enter into transactions denominated in currencies other than their functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency losses, net in the accompanying consolidated and combined statements of income (loss) in the period in which the currency exchange rates change.
Loss Per Share. Basic loss per common share of the Company is computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted loss per common share of the Company is computed based on the weighted average number of common shares issued and outstanding plus the effect of potentially dilutive securities through the application of the if-converted method that assumes all common shares have been issued and outstanding during the relevant periods pursuant to the conversion of the 3.75% Convertible Senior Notes. For the years ended December 31, 2016 and 2015 , diluted earnings per common share of the Company excluded 4,070,500 and 345,714 shares, respectively, issuable upon the conversion of the 3.75% Convertible Senior Notes as the conversion feature is contingent upon the Company Spin-off (see Note 7). SEACOR Marine was formed effective January 1, 2015. All financial information reported prior to January 1, 2015 are the combined results of SEACOR Holdings’ Offshore Marine Services business segment.
New Accounting Pronouncement. On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company will adopt the new standard on January 1, 2018 and expects to use the modified retrospective approach upon adoption. The Company is in the preliminary stages of determining the impact, if any, the adoption of the new accounting standard will have on its consolidated financial position, results of operations or cash flows. Principal versus agent considerations of the new standard with respect to the Company’s vessel management services and pooling arrangements may result in a gross presentation of operating revenues and expenses compared with its current net presentation for results from managed and pooled third party equipment.
On February 25, 2016, the FASB issued a comprehensive new leasing standard, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.
On August 26, 2016, the FASB issued an amendment to the accounting standard which amends or clarifies guidance on classification of certain transactions in the statement of cash flows, including classification of proceeds from the settlement of insurance claims, debt prepayments, debt extinguishment costs and contingent consideration payments after a business combination. This new standard is effective for the Company as of January 1, 2018 and early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.
On October 24, 2016, the FASB issued a new accounting standard, which requires companies to account for the income tax effects of intercompany sales and transfers of assets other than inventory. The new standard is effective for interim and annual periods beginning after December 31, 2017 and requires a modified retrospective approach to adoption. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.
On November 17, 2016, the FASB issued an amendment to the accounting standard which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total cash amounts shown on the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.
2. BUSINESS ACQUISITIONS
Cypress CKOR. On December 12, 2016, the Company obtained a 100% controlling interest in Cypress CKOR LLC (“Cypress CKOR”), an owner of one offshore support vessel, for one dollar and the assumption of $3.1 million in debt. The Company performed a preliminary fair value analysis and the purchase price was allocated to the acquired assets and liabilities based on their fair values resulting in no goodwill being recorded.
Purchase Price Allocation. The allocation of the purchase price for the Company’s acquisitions for the year ended December 31, 2016 was as follows (in thousands):

Restricted cash	$275
Trade and other receivables	1,250
Property and equipment	1,367
Accounts payable and other liabilities	199
Long-term debt	(3,091)
Purchase price	$—
3. EQUIPMENT ACQUISITIONS AND DISPOSITIONS
Equipment Additions. The Company’s capital expenditures and payments on fair value derivative hedges were $101.3 million , $ 87.8 million and $ 83.5 million in 2016 , 2015 and 2014 , respectively. Deliveries of offshore support vessels for the years ended December 31 were as follows:

	2016(1)	2015	2014
Fast support	12	3	3
Supply	2	1	2
Specialty	1	—	—
Wind farm utility	2	2	2
	17	6	7
_____________________

(1)	Excludes one offshore supply vessel acquired in the Cypress CKOR acquisition.
Equipment Dispositions. During the year ended December 31, 2016 , the Company sold property and equipment for net proceeds of $41.4 million and realized gains of $3.5 million , all of which were recognized currently. In addition, the Company received $0.5 million in deposits on future property and equipment sales.
During the year ended December 31, 2015, the Company sold property and equipment for net proceeds of $15.7 million and realized gains of $0.9 million, all of which were recognized currently. In addition, the Company recognized previously deferred gains of $2.6 million.
During the year ended December 31, 2014, the Company sold property and equipment for net proceeds of $177.3 million ($151.7 million in cash and $25.6 million in seller financing) and realized gains of $60.2 million, of which $25.4 million were recognized currently and $34.8 million was deferred (see Note 1). Equipment dispositions included the sale-leaseback of one anchor handling towing supply vessel, one fast support vessel and one liftboat for $96.8 million, with leaseback terms of 84 months.

Gains of $22.8 million related to these sale-leasebacks were deferred and are being amortized over the minimum lease period. The Company also financed the sale of two offshore support vessels to certain of its 50% or less owned companies for $32.0 million and realized gains of $12.0 million, all of which was recognized currently (see Note 4). In addition, the Company recognized previously deferred gains of $1.1 million.
Major equipment dispositions for the years ended December 31 were as follows:

	2016	2015	2014
Anchor handling towing supply	—	—	1
Fast support	—	1	7
Standby safety	4	—	—
Supply	5	1	4
Liftboats	—	—	1
Wind farm utility	—	—	1
	9	2	14
4. INVESTMENTS, AT EQUITY, AND ADVANCES TO 50% OR LESS OWNED COMPANIES
Investments, at equity, and advances to 50% or less owned companies as of December 31 were as follows (in thousands):

	Ownership	2016	2015
MexMar	49.0%	$63,404	$50,163
Falcon Global	50.0%	18,539	17,951
Dynamic Offshore Drilling	19.0%	15,871	14,172
Sea Cat Crewzer II	50.0%	11,246	11,339
OSV Partners	30.4%	9,245	11,374
Nautical Power	50.0%	6,413	6,412
Sea-Cat Crewzer	50.0%	4,088	2,701
Other	20% – 50%	9,505	15,898
		$138,311	$130,010
Condensed Financial Information of MexMar. Summarized financial information of MexMar as of and for the years ended December 31 was as follows (in thousands):

	2016	2015
Current assets	$50,476	$55,848
Noncurrent assets	209,806	188,609
Current liabilities	22,569	21,929
Noncurrent liabilities	136,515	143,201

	2016	2015	2014
Operating Revenues	$70,521	$78,363	$65,339
Costs and Expenses:
Operating and administrative	37,392	41,837	39,233
Depreciation	13,958	13,089	9,132
	51,350	54,926	48,365
Operating Income	$19,171	$23,437	$16,974
Net Income	$6,476	$15,638	$12,483

Condensed Financial Information of Falcon Global. Summarized financial information of Falcon Global as of and for the years ended December 31 was as follows (in thousands):

	2016	2015
Current assets	$1,566	$2,379
Noncurrent assets	103,556	53,439
Current liabilities	3,377	344
Noncurrent liabilities	51,819	19,573

	2016	2015	2014
Operating Revenues	$3,292	$—	$—
Costs and Expenses:
Operating and administrative	3,307	224	24
	3,307	224	24
Operating Loss	$(15)	$(224)	$(24)
Net Loss	$(1,500)	$(1,466)	$(782)
Combined Condensed Financial Information of Other Investees (excluding MexMar and Falcon Global). Summarized financial information of the Company’s other investees, at equity, as of and for the years ended December 31 was as follows (in thousands):

	2016	2015
Current assets	$91,339	$83,943
Noncurrent assets	317,790	362,014
Current liabilities	38,978	28,057
Noncurrent liabilities	197,502	226,747

	2016	2015	2014
Operating Revenues	$95,890	$116,998	$125,004
Costs and Expenses:
Operating and administrative	60,666	67,139	66,748
Depreciation	16,875	17,669	17,326
	77,541	84,808	84,074
Loss on Asset Dispositions and Impairments, Net	(21,323)	(2,201)	—
Operating Income	$(2,974)	$29,989	$40,930
Net Income (Loss)	$(16,951)	$11,763	$22,188
As of December 31, 2016 and 2015 , cumulative undistributed net earnings of 50% or less owned companies included in the Company’s consolidated retained earnings were $38.7 million and $34.2 million, respectively.
MexMar. Mantenimiento Express Maritimo, S.A.P.I. de C.V. (“MexMar”) owns and operates 15 offshore support vessels in Mexico. During the year ended December 31, 2016 , the Company contributed additional capital of $7.4 million in cash and sold two offshore support vessels for $34.0 million in cash to MexMar. During the year ended December 31, 2015 , the Company contributed capital of $7.9 million in cash to MexMar. In addition, during the year ended December 31, 2015 , MexMar repaid $15.0 million of seller financing provided by the Company. During the year ended December 31, 2014 , the Company contributed capital of $2.9 million and sold two offshore support vessel for $32.0 million ($6.4 million in cash and $25.6 million in seller financing, of which $10.7 million was repaid in 2014 ). During the years ended December 31, 2016 , 2015 and 2014 , the Company received $0.3 million , $0.4 million and $0.3 million , respectively, of vessel management fees from MexMar. During the years ended December 31, 2016 , 2015 and 2014 , MexMar paid the Company $5.1 million , $11.6 million and $13.5 million, respectively, to charter certain vessels under bareboat and time charter arrangements.
Falcon Global. On August 1, 2014, the Company and Montco Global, LLC formed Falcon Global LLC (“Falcon Global”) to construct and operate two foreign-flag liftboats. The Company has a 50% ownership interest in Falcon Global. During the years ended December 31, 2016 , 2015 and 2014 , the Company and its partner each contributed capital of $7.7 million , $15.7 million, and $3.4 million, respectively in cash to Falcon Global. During the year ended December 31, 2016 , the Company recorded an impairment charge of $6.4 million , net of tax, for an other-than-temporary decline in the fair value of its investment in Falcon Global (see Note 10). As of December 31, 2016 , the Company has guaranteed $3.8 million related to the construction contract for the liftboats, which declines as progress payments are made in accordance with the contract. In addition, as of December 31, 2016 , the Company has jointly and severally guaranteed $51.8 million of debt used to construct the liftboats. As of December 31, 2016 , the Company’s carrying value of its investment in Falcon Global was $6.4 million lower than its proportionate share of the underlying equity in Falcon Global. In March 2017, the Company’s partner declined to participate in a capital call from Falcon Global and, as a consequence, the Company obtained 100% voting control of Falcon Global in accordance with the terms of the operating agreement. As a result, the Company has consolidated Falcon Global effective March 31, 2017.
Dynamic Offshore Drilling. Dynamic Offshore Drilling Ltd. (“Dynamic”) was established to construct and operate a jack-up drilling rig that was delivered in the first quarter of 2013.
Sea-Cat Crewzer II. Sea-Cat Crewzer II LLC (“Sea-Cat Crewzer II”) owns and operates two high speed offshore catamarans. The Company is a guarantor of its proportionate share of Sea-Cat Crewzer II’s debt and the amount of the guarantee declines as principal payments are made and will terminate when the debt is repaid. As of December 31, 2016 , the Company’s guarantee was $11.6 million . During the year ended December 31, 2015 , the Company received dividends of $1.8 million from Sea-Cat Crewzer II. During the year ended December 31, 2014 , the Company received capital distributions of $14.0 million. During the years ended December 31, 2016 , 2015 and 2014 , the Company received $0.7 million , $0.7 million and $0.7 million, respectively, of vessel management fees from Sea-Cat Crewzer II.
OSV Partners. SEACOR OSV Partners GP LLC and SEACOR OSV Partners I LP (collectively “OSV Partners”) owns and operates five offshore support vessels. During the years ended December 31, 2016 , 2015 and 2014 , the Company contributed capital of $1.2 million , $1.4 million and $5.1 million, respectively, in cash to OSV Partners. In addition, during the year ended December 31, 2016 , equity in earnings (losses) of 50% or less owned companies, net of tax, includes $1.0 million related to the Company’s proportionate share of impairment charges associated with OSV Partners’ fleet. During the year ended December 31, 2014 , the Company sold two offshore support vessels for $27.7 million to OSV Partners. During the years ended December 31, 2016 , 2015 and 2014 , the Company received $0.5 million , $1.2 million and $1.2 million, respectively, of vessel management fees from OSV Partners.
Nautical Power. The Company and another offshore operator formed Nautical Power, LLC (“Nautical Power”) to operate one offshore support vessel. Nautical Power bareboat chartered the vessel from a leasing company and that charter terminated in 2013. As of December 31, 2016 , the Company’s investment in Nautical Power consists of its share of funds dedicated for future investment.
Sea-Cat Crewzer. Sea-Cat Crewzer LLC (“Sea-Cat Crewzer”) owns and operates two high speed offshore catamarans. The Company is a guarantor of its proportionate share of Sea-Cat Crewzer’s debt and the amount of the guarantee declines as principal payments are made and will terminate when the debt is repaid. As of December 31, 2016 , the Company’s guarantee was $10.3 million . During the years ended December 31, 2015 and 2014 , the Company received dividends of $1.3 million and $3.3 million, respectively, from Sea-Cat Crewzer. In addition, during the year ended December 31, 2014 , the Company received capital distributions of $3.2 million from Sea-Cat Crewzer. During the years ended December 31, 2016 , 2015 and 2014 , the Company received $0.7 million , $0.7 million and $0.7 million, respectively, of vessel management fees from Sea-Cat Crewzer. During the years ended December 31, 2016 , 2015 and 2014 , the Company paid $4.3 million , $5.9 million and $6.7 million, respectively, to Sea-Cat Crewzer to bareboat charter one of its vessels.
Other. The Company’s other 50% or less owned companies own and operate ten vessels. During the year ended December 31, 2016 , the Company received dividends of $0.8 million from these 50% or less owned companies and made capital contributions of $0.5 million to these 50% or less owned companies. In addition, during the year ended December 31, 2016 , the Company recognized impairment charges of $0.5 million, net of tax, for an other-than-temporary decline in the fair value of its investment in a certain 50% or less owned company and recognized $2.7 million, net of tax, for its proportionate share of impairment charges recognized by certain of its 50% or less owned companies related to offshore support vessels used in their operations, both of which are included in equity in earnings (losses) of 50% or less owned companies, net of tax in the accompanying consolidated and combined statements of income (loss). During the year ended December 31, 2015 , the Company received dividends of $0.9 million and repayments on advances of $0.2 million from these 50% or less owned companies. In addition, during the year ended December 31, 2015 , the Company recognized impairment charges of $2.0 million, net of tax, for its proportionate share of impairment charges recognized by certain of its 50% or less owned companies related to offshore support vessels used in their operations, which are included in equity in earnings (losses) of 50% or less owned companies in the accompanying consolidated and combined statements of income (loss). During the year ended December 31, 2014 , the Company received capital distributions of $0.2 million, dividends of $1.0 million and repayments of advances of $0.6 million, and made capital contributions and advances of $0.8 million to these 50% or less owned companies. Certain of these 50% or less owned companies obtained bank debt to finance the acquisition of offshore support vessels from the Company. Under the terms of the debt, the bank has the authority, under certain circumstances, to require the parties of these 50% or less owned companies to fund uncalled capital commitments, as defined in the 50% or less owned companies’ partnership agreements. In such an event, the Company would be required to contribute its allocable share of the uncalled capital commitments, which was $1.8 million in the aggregate as of December 31, 2016 . The Company manages certain vessels on behalf of its 50% or less owned companies and guarantees the outstanding charter receivables of one of its 50% or less owned companies if a customer defaults in payment and the Company either fails to take enforcement action against the defaulting customer or fails to assign its right of recovery against the defaulting customer. As of December 31, 2016 , the Company’s contingent guarantee of outstanding charter receivables was $0.4 million. During the years ended December 31, 2016 , 2015 and 2014 , the Company received $0.8 million, $0.8 million and $0.8 million, respectively, of vessel management fees from these 50% or less owned companies.
5. CONSTRUCTION RESERVE FUNDS
The Company has established, pursuant to Section 511 of the Merchant Marine Act, 1936, as amended, construction reserve fund accounts subject to agreements with the Maritime Administration. In accordance with this statute, the Company is permitted to deposit proceeds from the sale of certain vessels into the construction reserve fund accounts and defer the taxable gains realized from the sale of those vessels. Qualified withdrawals from the construction reserve fund accounts are only permitted for the purpose of acquiring qualified U.S.-flag vessels as defined in the statute and approved by the Maritime Administration. To the extent that sales proceeds are reinvested in replacement vessels, the carryover depreciable tax basis of the vessels originally sold is attributed to the U.S.-flag vessels acquired using such qualified withdrawals. The construction reserve funds must be committed for expenditure within three years of the date of sale of the equipment, subject to two one-year extensions that can be granted at the discretion of the Maritime Administration, or be released for the Company’s general use as nonqualified withdrawals. For nonqualified withdrawals, the Company is obligated to pay taxes on the previously deferred gains at the prevailing statutory tax rate plus penalties and interest thereon for the period such taxes were deferred.
As of December 31, 2016 and 2015 , the Company’s construction reserve funds are classified as non-current assets in the accompanying consolidated balance sheets as the Company has the intent and ability to use the funds to acquire equipment. Construction reserve fund transactions for the years ended December 31 were as follows (in thousands):

	2016	2015	2014
Withdrawals	$(87,820)	$(24,871)	$(58,105)
Deposits	27,414	18,054	50,851
	$(60,406)	$(6,817)	$(7,254)
6. NOTES RECEIVABLE FROM THIRD PARTIES
From time to time, the Company engages in lending activities involving various types of equipment. The Company recognizes interest income as payments are due, typically monthly, and expenses all costs associated with its lending activities as incurred. These notes receivable are typically collateralized by the underlying equipment and require periodic principal and interest payments. During the year ended December 31, 2015, the Company purchased a third party note receivable from SEACOR Holdings secured by offshore marine equipment for $13.6 million (see Note 14). There were no advances made for notes receivable in 2016 and 2014. During the years ended December 31, 2016, 2015 and 2014, the Company received repayments on notes receivable from third parties of $0.1 million, $0.5 million and $1.0 million, respectively. During the year ended December 31, 2016, the Company recognized reserves of $1.8 million for its note receivables following non-performance and a decline in the underlying collateral values and exchanged the note receivable for the underlying collateral (see Note 10), which is included in property and equipment in the accompanying consolidated balance sheets.

7. LONG-TERM DEBT
The Company’s long-term debt obligations as of December 31 were as follows (in thousands):

	2016	2015
3.75% Convertible Senior Notes(1)	$175,000	$175,000
Sea-Cat Crewzer III Term Loan Facility(2)	22,785	—
Windcat Workboats Facilities:
Credit Facility(3)	22,118	—
Equipment Notes	—	18,070
Acquisition Notes	—	4,344
C-Lift Acquisition Notes	17,500	19,200
BNDES Equipment Construction Finance Notes(4)	9,186	11,138
Cypress CKOR Term Loan	2,452	—
	249,041	227,752
Portion due within one year	(20,400)	(31,493)
Debt discount	(4,567)	(8,733)
Issuance costs	(6,269)	(6,186)
	$217,805	$181,340
_____________________

(1)
Excludes unamortized discount and unamortized issuance costs of $4.1 million and $3.1 million , respectively, as of December 31, 2016 and $8.2 million and $6.2 million , respectively, as of December 31, 2015 .

(2)	Excludes unamortized issue costs of $2.6 million as of December 31, 2016 .

(3)	Excludes unamortized issue costs of $0.5 million as of December 31, 2016 .

(4)	Excludes unamortized discount of $0.5 million and $0.5 million for the years ended December 31, 2016 and 2015 , respectively.
The Company’s contractual long-term debt maturities for the years ended December 31 were as follows (in thousands):

2017	$20,400
2018	3,850
2019	6,302
2020	3,850
2021	25,398
Years subsequent to 2021(1)	189,241
$249,041
______________________

(1)
To the extent the spin-off does not occur prior to January 11, 2018, the holders of the 3.75% Convertible Senior Notes may require the Company to purchase for cash all or part of the 3.75% Convertible Senior Notes at par, plus accrued and unpaid interest on that date; however, if the spin-off is consummated, this requirement to repurchase the 3.75% Convertible Senior Notes would immediately terminate.

3.75% Convertible Senior Notes. On December 1, 2015, the Company issued $175.0 million aggregate principal amount of its 3.75% Convertible Senior Notes due December 1, 2022 (the “3.75% Convertible Senior Notes”) to investment funds managed and controlled by the Carlyle Group. Interest on the 3.75% Convertible Senior Notes is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2016. On January 11, 2018, the holders of the 3.75% Convertible Senior Notes may require the Company to purchase for cash all or part of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase (the “2018 Put Option”). Upon consummation of a fundamental change in the Company or SEACOR Holdings, as more fully described in the indenture, the Company may redeem all the 3.75% Convertible Senior Notes for cash at a price equal to the greater of 100% of the principal amount, plus accrued and unpaid interest to the date of redemption, or the fair value of consideration the holders of the 3.75% Convertible Senior Notes would have received if exchanged or converted into SEACOR Holdings or the Company immediately prior to the fundamental change (the “Fundamental Change Call”).
On November 30, 2015, SEACOR Holdings and the holders of the 3.75% Convertible Senior Notes also entered into an exchange agreement whereby the holders may elect to exchange the principal amount of their outstanding notes, in whole or in part, into shares of SEACOR Holdings’ common stock at an initial exchange rate of 12.82 shares of common stock per $1,000 principal amount of the notes (the “Exchange Option”) beginning upon the earlier of January 11, 2018 or the date on which the Company’s assets reach a specified percentage of SEACOR Holdings’ consolidated assets. SEACOR Holdings, at its option, may under certain circumstances settle any of the 3.75% Convertible Senior Notes submitted for exchange into its common stock through the issuance of an equal number of warrants in order to facilitate SEACOR Holdings’ compliance with the provisions of the Jones Act. The warrants, if issued, would entitle its holders to purchase an equal number of shares of SEACOR Holdings’ common stock at an exercise price of $0.01 per share upon the resolution of any Jones Act compliance issues. The fair value of the financial support received by the Company upon SEACOR Holdings’ issuance of the Exchange Option was recorded as an equity contribution from SEACOR Holdings with a corresponding debt discount to the 3.75% Convertible Senior Notes. The Company has no obligations to SEACOR Holdings or the holders of the 3.75% Convertible Senior Notes under the Exchange Option. The debt discount of $8.5 million and offering costs of $6.4 million are being amortized as additional non-cash interest expense over the two year period for which the debt is expected to be outstanding (January 11, 2018) for an overall effective interest rate of 8.7%.
The issuance of the 3.75% Convertible Senior Notes contemplates the potential separation of SEACOR Marine from SEACOR Holdings via a spin-off of the Company to SEACOR Holdings’ shareholders (the “Company Spin-off”). SEACOR Holdings is still considering whether or not to effect a Company Spin-off and is under no obligation to do so; however, if the Company Spin-off occurs, the Exchange Option, the 2018 Put Option and the Fundamental Change Call would immediately terminate and the holders would then be able to elect to convert the principal amount of their outstanding notes, in whole or in part, into shares of SEACOR Marine common stock at an initial conversion rate of 23.26 shares of common stock per $1,000 principal amount of the notes through November 29, 2022 (the “Conversion Option”). SEACOR Marine, at its option, may under certain circumstances settle any of the 3.75% Convertible Senior Notes submitted for conversion into its common stock through the issuance of an equal number of warrants in order to facilitate the Company’s compliance with the provisions of the Jones Act. The warrants, if issued, would entitle their holders to purchase an equal number of shares of SEACOR Marine common stock at an exercise price of $0.01 per share upon the resolution of any Jones Act compliance issues. The Company has reserved the maximum number of shares of SEACOR Marine common stock needed upon conversion of the notes and potential exercise of warrants, or 4,070,500 shares as of December 31, 2015. The holders of the 3.75% Convertible Senior Notes have no right to convert into SEACOR Marine common stock prior to the completion of a Company Spin-off. Following a Company Spin-off, if the Company undergoes a fundamental change, the holders of the 3.75% Convertible Senior Notes may require the Company to purchase for cash all or part of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase. Following a Company Spin-off, the 3.75% Convertible Senior Notes may be redeemed, in whole or in part, only if certain conditions are met, as more fully described in the indenture, at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Company has determined that the Conversion Option will be an embedded derivative within the 3.75% Convertible Senior Notes and will be recorded at fair value separate and apart from the 3.75% Convertible Senior Notes in periods subsequent to the Company Spin-off, with changes in fair value included in derivative gains (losses), net.
Sea-Cat Crewzer III Term Loan Facility. On April 21, 2016, Sea-Cat Crewzer III LLC (“Sea-Cat Crewzer III”) entered into a €27.6 million term loan facility (payable in US dollars) secured by the Company’s vessels currently under construction. Borrowings under the facility bear interest at a Commercial Interest Reference Rate, currently 2.76% . A quarterly commitment fee is payable based on the unfunded portion of the commitment amount at a rate of 0.45% . During the year ended December 31, 2016 , Sea-Cat Crewzer III drew $22.8 million under the facility and incurred issuance costs of $2.7 million . Subsequent to December 31, 2016 , our subsidiaries borrowed $3.4 million under these credit facilities to fund their capital commitments.
Windcat Workboats Facilities. On May 24, 2016, Windcat Workboats entered into a €25.0 million revolving credit facility secured by the Company’s wind farm utility vessel fleet. Borrowings under the facility bear interest at variable rates based on EURIBOR plus a margin ranging from 3.00% to 3.30% per annum plus mandatory lender costs. A quarterly commitment fee is payable based on the unfunded portion of the commitment amount at rates ranging from 1.20% to 1.32% per annum. During the year ended December 31, 2016 , Windcat Workboats drew $23.5 million ( €21.0 million ) under the facility to repay all of its then outstanding debt totaling $22.9 million and incurred issuance costs of $0.6 million related to this facility.
Prior to May 24, 2016, Windcat Workboats had euro denominated acquisition notes and euro and pound sterling denominated equipment notes secured by the Company’s wind farm utility vessel fleet. During the years ended December 31, 2015 and 2014 , the Company made scheduled repayments of $3.2 million and $4.7 million , respectively. During the year ended December 31, 2014, the Company borrowed $5.1 million under this credit facility.
C-Lift Acquisition Notes. The Company assumed these notes following the purchase of its partner’s 50% interest in C-Lift. The notes are secured by a first mortgage on two liftboats and guaranteed by SEACOR Holdings. As of December 31, 2016 , the carrying value of these liftboats was $32.4 million. The notes bear interest at variable rates based on LIBOR plus a fixed margin of 0.85% and resets quarterly ( 3.5% as of December 31, 2016). The notes mature in June 2017. During the years ended December 31, 2016 , 2015 and 2014 the Company made scheduled repayments of $1.7 million , $1.6 million and $1.6 million , respectively.
BNDES Equipment Construction Finance Notes. The Company financed the construction of certain offshore support vessels in Brazil with Banco Nacional de Desenvolvimento Economico e Social (“BNDES”), a Brazilian government-owned entity. The notes are secured by a first mortgage on these vessels. As of December 31, 2016 , the carrying value of these vessels was $21.8 million. The notes bear interest at 4.0% per annum, require monthly principal and interest payments, and mature in May 2021. During the years ended December 31, 2016 , 2015 and 2014 the Company made scheduled repayments of $2.0 million , $2.0 million and $2.0 million , respectively.
Cypress CKOR. On December 12, 2016, the Company obtained a 100% controlling interest in Cypress CKOR, an owner of one offshore support vessel, for one dollar and the assumption of $3.1 million in debt (see Note 2). During the year ended December 31, 2016 , the Company made scheduled payments of $0.6 million .
Other. As of December 31, 2016 , SEACOR Holdings had outstanding letters of credit issued on behalf of the Company totaling $16.8 million in support of the BNDES Equipment Construction Finance Notes and other performance guarantees. Additionally, as of December 31, 2016 , the Company had outstanding labor and performance bonds of $1.9 million , of which $0.1 million were guaranteed by SEACOR Holdings.
8. INCOME TAXES
Income (loss) before income tax expense (benefit) and equity in earnings (losses) of 50% or less owned companies derived from U.S. and foreign companies for the years ended December 31 were as follows (in thousands):

	2016	2015	2014
United States	$(169,523)	$(47,184)	$53,558
Foreign	(28,095)	(1,963)	(900)
Eliminations	7,313	(3,429)	6,895
	$(190,305)	$(52,576)	$59,553
As of December 31, 2016 , cumulative undistributed net earnings of foreign subsidiaries included in the Company’s retained earnings were $91.6 million.
The components of income tax expense (benefit) for the years ended December 31 were as follows (in thousands):

	2016	2015	2014
Current:
Federal	$(20,718)	$(6,814)	$32,212
State	(139)	420	715
Foreign	5,436	5,907	9,975
	(15,421)	(487)	42,902
Deferred:
Federal	(47,692)	(15,956)	(22,243)
State	(446)	(14)	410
Foreign	90	(516)	(38)
	(48,048)	(16,486)	(21,871)
	$(63,469)	$(16,973)	$21,031
The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the years ended December 31 :

	2016	2015	2014
Statutory rate	(35.0)%	(35.0)%	35.0%
SEACOR Holdings management fees	0.1%	0.1%	(0.5)%
SEACOR Holdings share awards to Company personnel	0.4%	0.1%	(0.4)%
Non-deductible expenses	0.1%	1.8%	0.3%
Exclusion of foreign subsidiaries with accumulated losses	1.1%	0.5%	(0.2)%
State taxes	(0.3)%	0.5%	1.5%
Other	0.2%	(0.3)%	(0.4)%
	(33.4)%	(32.3)%	35.3%

The components of net deferred income tax liabilities as of December 31 were as follows (in thousands):

	2016	2015
Deferred tax liabilities:
Property and equipment	$98,654	$133,282
Unremitted earnings of foreign subsidiaries	24,084	34,486
Investments in 50% or Less Owned Companies	15,203	13,750
Intangible Assets	—	367
Other	2,260	5,288
Total deferred tax liabilities	140,201	187,173
Deferred tax assets:
Other	15,256	11,806
Net deferred tax liabilities	$124,945	$175,367
In April 2016, the Internal Revenue Service (“IRS”) selected for examination SEACOR Holdings’ tax return for the year ended December 31, 2014. The examination has been completed and the results of the audit had no material impact on the Company’s consolidated financial position, results of operations or cash flows.
9. DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES
Derivative instruments are classified as either assets or liabilities based on their individual fair values. The fair values of the Company’s derivative instruments as of December 31 were as follows (in thousands):

	2016		2015
	Derivative Asset(1)	Derivative Liability(2)	Derivative Asset(1)	Derivative Liability(2)
Derivatives designated as hedging instruments:
Forward currency exchange contracts (fair value hedges)	$—	$316	$—	$—
Interest rate swap agreements (cash flow hedges)	—	73	—	—
	—	389	—	—
Derivatives not designated as hedging instruments:
Options on equities	—	—	—	4,005
Forward currency exchange, option and future contracts	195	158	—	—
Interest rate swap agreements	—	—	—	242
	$195	$547	$—	$4,247
_________________

(1)	Included in other receivables in the accompanying consolidated balance sheets.

(2)	Included in other current liabilities in the accompanying consolidated balance sheets.
Fair Value Hedges. From time to time, the Company may designate certain of its foreign currency exchange contracts as fair value hedges in respect of capital commitments denominated in foreign currencies. By entering into these foreign currency exchange contracts, the Company may fix a portion of its capital commitments denominated in foreign currencies in U.S. dollars to protect against currency fluctuations. As of December 31, 2016 , the Company had euro denominated forward currency exchange contracts with an aggregate U.S. dollar equivalent of $3.9 million related to offshore support vessels scheduled to be delivered in 2017. During 2016 , the Company recognized losses on the fair value of these contracts of $0.8 million which was included as an increase to the corresponding hedged equipment included in construction in progress in the accompanying consolidated balance sheets.
Cash Flow Hedges. The Company and certain of its 50% or less owned companies have interest rate swap agreements designated as cash flow hedges. By entering into these interest rate swap agreements, the Company and its 50% or less owned companies have converted the variable LIBOR or EURIBOR component of certain of their outstanding borrowings to a fixed interest rate. The Company recognized losses on derivative instruments designated as cash flow hedges of $2.5 million , $1.2 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively, as a component of other comprehensive income (loss). As of December 31, 2016 , the interest rate swaps held by the Company and its 50% or less owned companies were as follows:

•
The Company had two interest rate swap agreements maturing in 2021 that call for the Company to pay a fixed rate of interest of (0.03)% on the aggregate notional value of €15.0 million ( $15.8 million ) and receive a variable interest rate based on EURIBOR on the aggregate notional value.

•
MexMar had four interest rate swap agreements with maturities in 2023 that call for MexMar to pay a fixed rate of interest ranging from 1.71% to 2.05% on the aggregate amortized notional value of $105.5 million and receive a variable interest rate based on LIBOR on the aggregate amortized notional value. Subsequent to December 31, 2016 , MexMar entered into another interest rate swap agreement with a maturity in 2023 that calls for MexMar to pay a fixed rate of interest of 2.10% on the notional value of $18.2 million and receive a variable interest rate based on LIBOR on the notional value.

•
Sea-Cat Crewzer II had an interest rate swap agreement maturing in 2019 that calls for Sea-Cat Crewzer II to pay a fixed rate of interest of 1.52% on the amortized notional value of $23.3 million and receive a variable interest rate based on LIBOR on the amortized notional value.

•
Sea-Cat Crewzer had an interest rate swap agreement maturing in 2019 that calls for Sea-Cat Crewzer to pay a fixed rate of interest of 1.52% on the amortized notional value of $20.6 million and receive a variable interest rate based on LIBOR on the amortized notional value.

Other Derivative Instruments. The Company recognized gains (losses) on derivative instruments not designated as hedging instruments for the years ended December 31 as follows (in thousands):

	Derivative gains (losses), net
	2016	2015	2014
Options on equities	$3,095	$(2,748)	$—
Forward currency exchange, option and future contracts	(82)	—	—
Interest rate swap agreements	(18)	(18)	(171)
	$2,995	$(2,766)	$(171)
The Company holds positions in publicly traded equity options that convey the right or obligation to engage in a future transaction on the underlying equity security or index. The Company’s investment in equity options primarily includes positions in energy related businesses. These contracts are typically entered into to mitigate the risk of changes in market value of marketable security positions that the Company is either about to acquire, has acquired or is about to dispose.
The Company enters and settles forward currency exchange, option and future contracts with respect to various foreign currencies. As of December 31, 2016 , the outstanding forward currency exchange contracts translated into a net purchase of foreign currencies with an aggregate U.S. dollar equivalent of $1.9 million . As of December 31, 2016 , the fair market value of the outstanding forward currency option contracts was an unrealized gain of $0.2 million . These contracts enable the Company to buy currencies in the future at fixed exchange rates, which could offset possible consequences of changes in currency exchange rates with respect to the Company’s business conducted outside of the United States. The Company generally does not enter into contracts with forward settlement dates beyond twelve to eighteen months.
The Company and certain of the Company’s 50% or less owned companies have entered into interest rate swap agreements for the general purpose of providing protection against increases in interest rates, which might lead to higher interest costs. During the year ended December 31, 2016 , the Company terminated its interest rate swap. As of December 31, 2016 , the interest rate swaps held by the Company’s 50% or less owned companies were as follows:

•
OSV Partners had two interest rate swap agreements with maturities in 2020 that call for OSV Partners to pay a fixed rate of interest ranging from 1.89% to 2.27% on the aggregate amortized notional value of $38.0 million and receive a variable interest rate based on LIBOR on the aggregate amortized notional value.

•
Dynamic Offshore had an interest rate swap agreement maturing in 2018 that calls for Dynamic Offshore to pay a fixed interest rate of 1.30% on the amortized notional value of $74.0 million and receive a variable interest rate based on LIBOR on the amortized notional value.

•
Falcon Global had an interest rate swap agreement maturing in 2022 that calls for Falcon Global to pay a fixed interest rate of 2.06% on the amortized notional value of $62.5 million and receive a variable interest rate based on LIBOR on the amortized notional value.

10. FAIR VALUE MEASUREMENTS
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The Company’s financial assets and liabilities as of December 31 that are measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3
2016
ASSETS
Marketable securities(1)	$40,139	$—	$—
Derivative instruments (included in other receivables)	—	195	—
Construction reserve funds	78,209	—	—
LIABILITIES
Derivative instruments (included in other current liabilities)	—	547	—
2015
ASSETS
Marketable securities	$29,506	$—	$—
Construction reserve funds	138,615	—	—
LIABILITIES
Short sales of marketable securities (included in other current liabilities)	3,149	—	—
Derivative instruments (included in other current liabilities)	4,005	242	—
______________________

(1)
Marketable security losses, net include losses of $1.8 million and $6.7 million for the years ended December 31, 2016 and 2015 , respectively, related to marketable security positions held by the Company as of December 31, 2016 . Marketable security losses, net include losses of $3.8 million for the year ended December 31, 2015 related to marketable security positions held by the Company as of December 31, 2015 .

The estimated fair value of the Company’s other financial assets and liabilities as of December 31 were as follows (in thousands):

	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
2016
ASSETS
Cash, cash equivalents and restricted cash	$118,771	$118,771	$—	$—
Investments, at cost, in 50% or less owned companies (included in other assets)	132	see below
LIABILITIES
Long-term debt, including current portion	238,205	—	242,404	—
2015
ASSETS
Cash and cash equivalents	$150,242	$150,242	$—	$—
Notes receivable from other business ventures (included in other assets)	13,778	see below
Investments, at cost, in 50% or less owned companies (included in other assets)	132	see below
LIABILITIES
Long-term debt, including current portion	212,833	—	207,267	—
The carrying value of cash, cash equivalents and restricted cash approximates fair value. The fair value of the Company’s long-term debt was estimated by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. It was not practicable to estimate the fair values of the Company’s notes receivable from other business ventures because the timing of settlement of these instruments is not certain and the inability to estimate fair value without incurring excessive costs. It was not practicable to estimate the fair value of the Company’s investments, at cost, in 50% or less owned companies because of the lack of a quoted market price and the inability to estimate fair value without incurring excessive costs. Considerable judgment was required in developing certain of the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
The Company’s non-financial assets and liabilities that were measured at fair value during the years ended December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3
2016
ASSETS
Property and equipment:
Anchor handling towing supply	$—	$2,600	$42,500
Fast support	—	50	—
Supply	—	2,153	1,800
Specialty	—	4,000	—
Liftboats	—	—	62,830
Investments, at equity, in 50% or less owned companies	—	—	18,539
Notes receivable from third parties (included in other assets)	—	—	11,900
2015
ASSETS
Construction in progress	$—	$200	$—
Property and equipment. During the year ended December 31, 2016 , the Company recognized impairment charges of $119.7 million associated with certain offshore support vessels (see Note 1). The Level 2 fair values were determined based on the contracted sales prices of the property and equipment, sales prices of similar property and equipment or scrap value, as applicable. The Level 3 fair values were determined based on third-party valuations using significant inputs that are unobservable in the market. Due to limited market transactions, the primary valuation methodology applied by the appraisers was an estimated cost approach less estimated economic depreciation for comparably aged and conditioned assets less estimated economic obsolescence based on market data or utilization and rates per day worked trending of the vessels over the prior two years compared with 2014.
The significant unobservable inputs used in the fair value measurement for the anchor handling towing supply fleet were the estimated construction costs for similar new equipment of $364.0 million, estimated economic fleet depreciation of 55% based on average expected remaining useful life and estimated economic obsolescence of 74%.
The significant unobservable inputs used in the fair value measurement for the liftboat fleet were the estimated construction costs for similar new equipment of $279.0 million, estimated economic fleet depreciation of 42% based on average expected remaining useful life and estimated average economic obsolescence of 61%.
During the year ended December 31, 2015 , the Company recognized impairment charges of $6.6 million related to the suspended construction of two offshore support vessels. The fair value of the construction in progress was determined based on the scrap value of the hulls.
Investments, at equity, and advances in 50% or less owned companies. During the year ended December 31, 2016 , the Company marked its investments to fair value in certain of its 50% or less owned companies as follows:

•
the Company identified indicators of impairment in its investment in Falcon Global as a result of continuing weak market conditions and, as a consequence, recognized a $6.4 million impairment charge, net of tax, for an other-than-temporary decline in fair value. Falcon Global’s primary assets consist of two liftboats in the final stages of construction and the estimated fair value of the liftboats was the primary input used by the Company in determining the fair value of its investment (see Note 4) and resulting impairment charge. The fair value of the liftboats was determined based on a third-party valuation using significant inputs that are unobservable in the market and therefore are considered a Level 3 fair value measurement. Due to limited market transactions, the primary valuation methodology applied by the appraisers was an estimated cost approach less economic obsolescence based on utilization and rates per day worked trending over the prior year in the Middle East region where the vessels are intended to operate. The significant unobservable inputs used in the fair value measurement were the estimated construction costs of similar new equipment and economic obsolescence of 25%; and

•
the Company identified indicators of impairment in one of its other equity method investments as a result of continuing weak market conditions and, as a consequence, recognized a $0.5 million impairment charge, net of tax, for an other-than-temporary decline in fair value. The investment was determined to have no value and the Company has suspended equity method accounting (see Note 4).

Notes receivable from third parties. During the year ended December 31, 2016 , the Company recorded a $1.8 million reserves for its note receivable from a third party following non-performance and a decline in the underlying collateral value. The reserve was based on a third-party valuation of the underlying collateral using significant inputs that are unobservable in the market and therefore are considered a Level 3 fair value measurement. Due to limited market transactions, the primary valuation methodology applied by the appraisers was an estimated cost approach less estimated economic depreciation for comparably aged assets and less estimated economic obsolescence. The significant unobservable inputs used in the fair value measurement were the estimated construction costs of similar new equipment and estimated economic depreciation of 33% and estimated obsolescence of 56% (see Note 6).
11. STOCKHOLDER’S EQUITY
On January 1, 2015, SEACOR Holdings contributed all of its majority-owned subsidiaries that provide offshore marine services to SEACOR Marine, except for an immaterial energy logistics business that was liquidated in December 2015. Any subsidiaries not providing offshore marine services and previously owned by the contributed subsidiaries were distributed to, or purchased by, SEACOR Holdings prior to the contribution. The Company received $6.9 million from SEACOR Holdings relating to the purchase of certain of these subsidiaries at carrying value, which was recorded as a capital contribution at the formation of SEACOR Marine. These non-offshore marine services subsidiaries are not part of the predecessor businesses included in these consolidated and combined financial statements (see Note 1).
On December 1, 2015, SEACOR Holdings issued the Exchange Option in support of the Company’s issuance of its 3.75% Convertible Senior Notes. The fair value of the financial support received by the Company was $5.5 million, net of tax, and is recorded as an equity contribution from SEACOR Holdings. The Company has no obligations to SEACOR Holdings or the holders of the 3.75% Convertible Senior Notes in respect of the Exchange Option (see Note 7).
The Company did not pay any cash dividends to SEACOR Holdings during the year ended December 31, 2016 . The Company’s cash distributions to SEACOR Holdings during the years ended December 31, 2015 and 2014 were $1.8 million and $0.4 million, respectively.
12. NONCONTROLLING INTERESTS IN SUBSIDIARIES
Noncontrolling interests in the Company’s consolidated and combined subsidiaries as of December 31 were as follows (in thousands):

	Noncontrolling Interests	2016	2015
Windcat Workboats	25.0%	$5,266	$7,484
Other	1.8% – 30%	278	470
		$5,544	$7,954
Windcat Workboats. Windcat Workboats owns and operates the Company’s wind farm utility vessels that are primarily used to move personnel and supplies in the major offshore wind markets of Europe. As of December 31, 2016 and 2015 , the net assets of Windcat Workboats were $21.1 million and $29.9 million , respectively. During the year ended December 31, 2016 , the net loss of Windcat Workboats was $4.5 million , of which $1.1 million was attributable to noncontrolling interests. During the year ended December 31, 2015 , the net income of Windcat Workboats was $1.6 million , of which $0.4 million was attributable to noncontrolling interests. During the year ended December 31, 2014 , the net income of Windcat Workboats was $1.9 million , of which $0.5 million was attributable to noncontrolling interests.
13. SAVINGS AND MULTI-EMPLOYER PENSION PLANS
SEACOR Marine Savings Plan. On January 1, 2016, the Company’s eligible U.S. based employees were transferred to the “SEACOR Marine 401(k) Plan,” a new Company sponsored defined contribution plan. The Company currently does not contribute to the SEACOR Marine 401(k) Plan. The SEACOR Marine 401(k) Plan costs for the year ended December 31, 2016 were not material. Prior to January 1, 2016, the Company participated in a SEACOR Holdings sponsored defined contribution plan for its eligible U.S. based employees (the “Savings Plan”). The Company’s contribution to the Savings Plan was limited to 3.5% of an employee’s wages depending upon the employee’s level of voluntary wage deferral into the Savings Plan and was subject to annual review by the Board of Directors of SEACOR Holdings. For the years ended December 31, 2015 and 2014 , the Company’s contribution to the Savings Plan were $1.3 million and $1.2 million, respectively.
MNOPF and MNRPF. Certain subsidiaries of the Company are participating employers in two industry-wide, multiemployer, defined benefit pension funds in the United Kingdom: the United Kingdom Merchant Navy Officers Pension Fund (“MNOPF”) and the United Kingdom Merchant Navy Ratings Pension Fund (“MNRPF”). The Company’s participation in the MNOPF and MNRPF began with SEACOR’s acquisition of the Stirling group of companies in 2001 and relates to the current and former employment of certain officers and ratings by the Company and/or Stirling’s predecessors from 1978 through today. Both of these plans are in deficit positions and, depending upon the results of future actuarial valuations, it is possible that the plans could experience funding deficits that will require the Company to recognize payroll related operating expenses in the periods invoices are received.
Under the direction of a court order, any funding deficit of the MNOPF is to be remedied through funding contributions from all participating current and former employers. Prior to 2014, the Company was invoiced and expensed $19.4 million for its allocated share of the then cumulative funding deficits, including portions deemed uncollectible due to the non-existence or liquidation of certain former employers.
The cumulative funding deficits of the MNRPF were being recovered by additional annual contributions from current employers that were subject to adjustment following the results of tri-annual actuarial valuations. Prior to 2014, the Company was invoiced and expensed $0.4 million for its allocated share of the then cumulative funding deficits. On February 25, 2015, the High Court approved a new deficit contribution scheme whereby any funding deficit of the MNRPF is to be remedied through funding contributions from all participating current and former employers. Based on an actuarial valuation in 2014, the cumulative funding deficit of the MNRPF was $491.7 million (£325.0 million). On August 28, 2015, the Company was invoiced and recognized payroll related operating expenses of $6.9 million (£4.5 million) for its allocated share of the cumulative funding deficit, including portions deemed uncollectible due to the non-existence or liquidation of certain former employers. The invoiced amounts are payable in four annual installments beginning in October of 2015.
Other Plans. Certain employees participate in other defined contribution plans in various international regions including the United Kingdom and Singapore. During the years ended December 31, 2016 , 2015 and 2014 , the Company incurred costs of $0.7 million, $0.7 million and $0.7 million, respectively, in the aggregate related to these plans, primarily from employer matching contributions.
14. RELATED-PARTY TRANSACTIONS
The Company chartered vessels and other equipment and provided services to SEACOR Holdings during the years ended December 31, 2016 , 2015 and 2014 , for $0.1 million, $0.1 million and $0.2 million, respectively.
On December 1, 2015, the Company purchased a third party note receivable from SEACOR Holdings secured by offshore marine equipment for $13.6 million (see Note 6).
During the year ended December 31, 2015, the Company purchased $36.6 million of marketable securities from SEACOR Holdings.
As of December 31, 2016 , SEACOR Holdings has guaranteed $141.3 million on behalf of the Company for various obligations including: debt facility and letter of credit obligations (see Note 7); performance obligations under sale-leaseback arrangements (see Note 15); debt facility obligations for 50% or less owned companies (see Note 4); and invoiced amounts for funding deficits under the MNOPF (see Note 13). Subsequent to the Company’s issuance of its 3.75% Convertible Senior Notes on December 1, 2015, SEACOR Holdings charges the Company a fee of 0.5% on outstanding guaranteed amounts.
In December 2014 and January 2015, Charles Fabrikant, SEACOR Holdings’ Executive Chairman and Chief Executive Officer, Oivind Lorentzen, a board member of SEACOR Holdings and its former Chief Executive Officer, and John Gellert, President of SEACOR Marine, invested in OSV Partners by indirectly purchasing interests from two limited partners of OSV Partners that are not affiliated with the Company and wished to dispose of their interests. Messrs. Fabrikant, Lorentzen and Gellert each invested $0.2 million in the aggregate in the newly formed limited liability companies. The aggregate interests of OSV Partners acquired indirectly by Messrs. Fabrikant, Lorentzen and Gellert represents 1.7% of the limited partnership interests of OSV Partners. The Company owns 30.4% of OSV Partners’ limited partnership interests and the balance of such interests are owned by unaffiliated third parties. The general partner of OSV Partners is a joint venture managed by the Company and an unaffiliated third party.
Prior to the Company’s issuance of its 3.75% Convertible Senior Notes on December 1, 2015, the Company participated in a cash management program whereby certain operating and capital expenditures of the Company were funded through advances from SEACOR Holdings and certain cash collections of the Company were forwarded to SEACOR Holdings. Net amounts under this program were reported as advances from SEACOR Holdings in the accompanying consolidated balance sheets. The Company earned interest income on outstanding advances to SEACOR Holdings and incurred interest expense on outstanding advances from SEACOR Holdings, both being reported in the accompanying consolidated and combined statements of income (loss) as interest expense on advances and notes with SEACOR Holdings, net. Interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR Holdings.
SEACOR Holdings also issued notes to fund the working capital needs or acquisitions of the Company, generally to the Company’s international entities. The terms of these notes varied including periodic principal and interest payments, periodic interest only payments with balloon principal payment due at maturity, or balloon principal and interest payments due at maturity. As circumstances warrant, SEACOR Holdings had changed or extended the terms of these notes at its discretion. Interest expense incurred under these arrangements is included in the accompanying consolidated and combined statements of income (loss) as interest expense on advances and notes with SEACOR Holdings, net. All of the Company’s notes payable due SEACOR Holdings were settled during the year ended December 31, 2015.
As part of a consolidated group, certain costs and expenses of the Company are borne by SEACOR Holdings and charged to the Company. These costs and expenses are included in both operating and administrative and general expenses in the accompanying consolidated and combined statements of income (loss) and are summarized as follows for the years ended December 31 (in thousands):

	2016	2015	2014
Payroll costs for SEACOR Holdings personnel assigned to the Company	$—	$57,939	$87,876
Participation in SEACOR Holdings employee benefit plans	3,702	7,249	8,057
Participation in SEACOR Holdings defined contribution plan	—	1,876	1,565
Participation in SEACOR Holdings share award plans	4,588	4,730	4,396
Shared services allocation for administrative support	4,365	6,306	5,182
	$12,655	$78,100	$107,076

•
Actual payroll costs of SEACOR Holdings personnel assigned to the Company are charged to the Company. On January 1, 2016, the Company hired all of its employees directly and no longer has seconded personnel from SEACOR Holdings.

•
SEACOR Holdings maintains self-insured health benefit plans for participating employees, including those of the Company, and charged the Company for its share of total plan costs incurred based on the percentage of its participating employees. Beginning January 1, 2016, the Company is charged for its share of total plan costs based on the actual claim experience of its participating employees.

•
SEACOR Holdings provides a defined contribution plan for participating U.S. employees, including those of the Company, and charged the Company for its share of employer matching contributions, which is limited to 3.5% of an employee’s wages depending upon the employee’s level of voluntary wage deferral contributed to the plan. On January 1, 2016, the Company’s eligible U.S. based employees were transferred to the SEACOR Marine 401(k) Plan.

•
Certain officers and employees of the Company receive compensation through participation in SEACOR Holdings share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. The Company is charged for the fair value of its employees share awards. As of December 31, 2016 , SEACOR Holdings had $8.7 million of unrecognized compensation costs on unvested share awards which are expected to be charged to the Company in future years as follows (in thousands):

2017	3,639
2018	2,747
2019	1,606
2020	597
2021	73

•
SEACOR Holdings provides certain administrative support services to the Company under a shared services arrangement, including but not limited to payroll processing, information systems support, benefit plan management, cash disbursement support and treasury management. The Company is charged for its share of actual costs incurred generally based on volume processed or units supported.

SEACOR Holdings incurs various corporate costs in connection with providing certain corporate services, including, but not limited to, executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to the Company in order to fund its corporate overhead to cover such costs. Total management fees charged by SEACOR Holdings to the Company include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR Holding’s other operating segments. On November 30, 2015, contemporaneously with the issuance of the 3.75% Convertible Senior Notes, the Company and SEACOR Holdings entered into an agreement for SEACOR Holdings to provide these services at a fixed rate of $7.7 million per annum beginning December 1, 2015. The Company’s incurred management fees from SEACOR Holdings are settled on a monthly basis and reported as SEACOR Holdings management fees in the accompanying consolidated and combined statements of income (loss). The Company’s results could differ if it was not part of SEACOR Holdings’ consolidated group.
15. COMMITMENTS AND CONTINGENCIES
As of December 31, 2016 , the Company’s unfunded capital commitments were $94.9 million that included nine fast support vessels, three supply vessels and one wind farm utility vessel. Of these commitments, $29.3 million is payable during 2017; $50.6 million is payable during 2018; $13.2 million is payable during 2019; and $1.8 million is payable during 2020. These commitments included $15.4 million for one supply vessel that may be assumed by a third party at their option.
During the year ended December 31, 2014, the Company received net litigation settlement proceeds of $14.7 million from an equipment supplier relating to the May 2008 mechanical malfunction and fire onboard the SEACOR Sherman, an anchor handling towing supply vessel then under construction. Upon settlement of the litigation, the Company recognized a gain of $14.7 million, which is included in other, net in the accompanying consolidated and combined statements of income (loss).
In the normal course of its business, the Company becomes involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated and combined financial position, results of operations or cash flows.
As of December 31, 2016 , the Company leases eight offshore support vessels and certain facilities and other equipment. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The leases generally contain purchase and lease renewal options or rights of first refusal with respect to the sale or lease of the equipment. The lease terms range in duration from one to six years. Certain of the equipment leases are the result of sale-leaseback transactions with finance companies (see Note 3) and certain of the gains arising from such sale-leaseback transactions have been deferred in the accompanying consolidated balance sheets and are being amortized as reductions in rental expense over the lease terms (see Note 1).
Total rental expense for the Company’s operating leases in 2016 , 2015 and 2014 totaled $19.4 million, $24.5 million and $29.5 million, respectively. Future minimum payments in the years ended December 31 under operating leases that have a remaining term in excess of one year as of December 31, 2016 were as follows (in thousands):

2017(1)	$20,999
2018(1)	20,970
2019(1)	17,611
2020(1)	13,447
2021(1)	6,135
_____________________

(1)
SEACOR Holdings is a guarantor for Company lease payments under sale-leaseback transactions of $20.5 million, $20.5 million, $17.4 million, $13.3 million and $6.1 million in 2017, 2018, 2019, 2020 and 2021, respectively.

16. MAJOR CUSTOMERS AND SEGMENT INFORMATION
During the year ended December 31, 2016 , Perenco UK Limited was responsible for $28.4 million or 13.16% of the Company’s total combined operating revenues, which was earned primarily in Europe (primarily the North Sea). During the years ended December 31, 2015 and 2014 , no single customer was responsible for more than 10% of the Company’s operating revenues. During the years ended December 31, 2016 , 2015 and 2014 , the ten largest customers of the Company accounted for approximately 58%, 55% and 50%, respectively, of the Company’s operating revenues. The loss of one or more of these customers could have a material adverse effect on the Company’s results of operations and cash flows.
For the years ended December 31, 2016 , 2015 and 2014 , approximately 85% , 68% and 57% , respectively, of the Company’s operating revenues and $(4.2) million , $8.6 million and $9.9 million , respectively, of equity in earnings (losses) from 50% or less owned companies, net of tax, were derived from its foreign operations.

The Company’s offshore support vessels are highly mobile and regularly and routinely move between countries within a geographic region of the world. In addition, these vessels may be redeployed among the geographic regions, subject to flag restrictions, as changes in market conditions dictate. Because of this asset mobility, operating revenues and long-lived assets in any one country and capital expenditures for long-lived assets and gains or losses on asset dispositions and impairments in any one geographic region are not considered meaningful.
The following tables summarize the operating results and property and equipment of the Company’s reportable segments. Direct vessel profit is the Company’s measure of segment profitability, a key metric in assessing the performance of its fleet. Direct vessel profit is defined as operating revenues less direct operating expenses excluding leased-in equipment expense. The Company utilizes direct vessel profit as its primary financial measure for comparing the operating performance of individual vessels as well as the geographic regions and combined fleet.

	United States (primarily Gulf of Mexico) $’000	Africa (primarily West Africa) $’000	Middle East and Asia $’000	Brazil, Mexico, Central and South America $’000	Europe (primarily North Sea) $’000	Total $’000
For the year ended December 31, 2016
Operating Revenues:
Time charter	28,902	36,706	41,657	196	78,866	186,327
Bareboat charter	—	—	—	8,833	—	8,833
Other	3,954	856	12,230	1,180	2,256	20,476
	32,856	37,562	53,887	10,209	81,122	215,636
Direct Costs and Expenses:
Operating:
Personnel	22,305	12,628	18,381	2,117	39,713	95,144
Repairs and maintenance	2,721	2,628	6,426	232	9,275	21,282
Drydocking	228	1,098	2,117	—	4,378	7,821
Insurance and loss reserves	3,363	539	731	43	1,006	5,682
Fuel, lubes and supplies	1,392	2,512	4,215	21	3,948	12,088
Other	271	2,519	3,247	114	1,180	7,331
	30,280	21,924	35,117	2,527	59,500	149,348
Direct Vessel Profit	2,576	15,638	18,770	7,682	21,622	66,288
Other Costs and Expenses:
Operating:
Leased-in equipment	7,975	3,898	4,389	913	402	17,577
Administrative and general						49,308
Depreciation and amortization	27,052	6,720	11,550	4,083	8,664	58,069
						124,954
Gains (Losses) on Asset Dispositions and Impairments, Net						(116,222)
Operating Income (Loss)						(174,888)

As of December 31, 2016
Property and Equipment:
Historical cost	404,226	136,428	197,389	57,744	162,972	958,759
Accumulated depreciation	(233,075)	(60,794)	(97,433)	(34,455)	(114,862)	(540,619)
	171,151	75,634	99,956	23,289	48,110	418,140

	United States (primarily Gulf of Mexico) $’000	Africa (primarily West Africa) $’000	Middle East and Asia $’000	Brazil, Mexico, Central and South America $’000	Europe (primarily North Sea) $’000	Total $’000
For the year ended December 31, 2015
Operating Revenues:
Time charter	111,892	53,724	48,541	17,585	99,148	330,890
Bareboat charter	—	—	—	8,598	—	8,598
Other	6,859	3,528	14,951	1,602	2,440	29,380
	118,751	57,252	63,492	27,785	101,588	368,868
Direct Costs and Expenses:
Operating:
Personnel	52,843	15,677	20,614	7,406	54,066	150,606
Repairs and maintenance	8,697	4,692	8,678	1,237	13,067	36,371
Drydocking	6,430	757	1,275	1,859	7,460	17,781
Insurance and loss reserves	5,193	1,165	1,448	535	1,557	9,898
Fuel, lubes and supplies	6,785	2,705	5,033	673	5,566	20,762
Other	4,456	4,085	7,316	849	1,339	18,045
	84,404	29,081	44,364	12,559	83,055	253,463
Direct Vessel Profit	34,347	28,171	19,128	15,226	18,533	115,405
Other Costs and Expenses:
Operating:
Leased-in equipment	10,891	4,695	4,364	2,545	14	22,509
Administrative and general						53,085
Depreciation and amortization	26,605	8,580	11,209	5,623	9,712	61,729
						137,323
Gains (Losses) on Asset Dispositions and Impairments, Net						(17,017)
Operating Income (Loss)						(38,935)

As of December 31, 2015
Property and Equipment:
Historical cost	447,862	144,880	218,927	87,612	203,338	1,102,619
Accumulated depreciation	(198,556)	(71,965)	(88,722)	(48,303)	(139,416)	(546,962)
	249,306	72,915	130,205	39,309	63,922	555,657

	United States (primarily Gulf of Mexico) $’000	Africa (primarily West Africa) $’000	Middle East and Asia $’000	Brazil, Mexico, Central and South America $’000	Europe (primarily North Sea) $’000	Total $’000
For the year ended December 31, 2014
Operating Revenues:
Time charter	218,270	66,198	57,788	44,052	108,804	495,112
Bareboat charter	—	—	—	4,671	—	4,671
Other	11,589	4,643	10,723	773	2,433	30,161
	229,859	70,841	68,511	49,496	111,237	529,944
Direct Costs and Expenses:
Operating:
Personnel	85,794	18,002	20,324	14,093	50,071	188,284
Repairs and maintenance	20,069	4,734	6,826	3,144	14,531	49,304
Drydocking	17,619	4,998	4,991	3,297	7,720	38,625
Insurance and loss reserves	9,376	936	1,458	844	1,494	14,108
Fuel, lubes and supplies	10,472	3,565	6,006	2,174	6,506	28,723
Other	4,273	5,377	4,314	3,033	1,572	18,569
	147,603	37,612	43,919	26,585	81,894	337,613
Direct Vessel Profit	82,256	33,229	24,592	22,911	29,343	192,331
Other Costs and Expenses:
Operating:
Leased-in equipment	13,238	5,122	4,780	4,277	62	27,479
Administrative and general						58,353
Depreciation and amortization	31,292	8,313	7,726	6,464	10,820	64,615
						150,447
Gains (Losses) on Asset Dispositions and Impairments, Net						26,545
Operating Income (Loss)						68,429

As of December 31, 2014
Property and Equipment:
Historical cost	417,328	144,880	156,508	132,588	209,682	1,060,986
Accumulated depreciation	(157,021)	(63,763)	(71,958)	(69,868)	(137,397)	(500,007)
	260,307	81,117	84,550	62,720	72,285	560,979
The Company’s investments in 50% or less owned companies, which are accounted for under the equity method, also contribute to its consolidated results of operations. As of December 31, 2016 , the Company’s investments, at equity, and advances to 50% or less owned companies in MexMar and its other 50% or less owned companies were $63.4 million and $74.9 million , respectively (see Note 4). Equity in earnings (losses) of 50% or less owned companies, net of tax for the years ended December 31 were as follows (in thousands):

	2016	2015	2014
MexMar	$3,556	$5,650	$4,501
Other	(9,870)	3,107	5,967
	$(6,314)	$8,757	$10,468

17. SUPPLEMENTAL INFORMATION FOR STATEMENTS OF CASH FLOWS
Supplemental information for the years ended December 31 was as follows (in thousands):

	2016	2015	2014
Income taxes paid	$1,615	$2,521	$34,566
Income taxes refunded	24,934	12,581	1,903
Interest paid, excluding capitalized interest	2,698	22,665	19,585
Schedule of Non-Cash Investing and Financing Activities:
Company financed sale of vessels	—	—	25,600
Non-cash dividends to SEACOR Holdings	—	—	17
Services received to settle notes receivable	—	2,500	—
Equipment received to settle notes receivable	11,900	—	—
Financial support from SEACOR Holdings upon issuance of the Company’s convertible senior notes	—	8,511	—

SEACOR MARINE HOLDINGS INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2016, 2015 and 2014
(in thousands)

Description	Balance Beginning of Year	Charges to Cost and Expenses	Deductions(1)	Balance End of Year
Year Ended December 31, 2016
Allowance for doubtful accounts (deducted from trade and notes receivable)	$1,177	$4,280	$(98)	$5,359
Year Ended December 31, 2015
Allowance for doubtful accounts (deducted from trade and notes receivable)	$1,177	$—	$—	$1,177
Year Ended December 31, 2014
Allowance for doubtful accounts (deducted from trade and notes receivable)	$822	$980	$(625)	$1,177
______________________

(1)	Trade receivable amounts deemed uncollectible that were removed from accounts receivable and allowance for doubtful accounts.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Stockholders’ and Board of Directors of
Mantenimiento Express Marítimo, S. A. P. I. de C. V.
In our opinion, the accompanying balance sheet and the related statements of comprehensive income, changes in equity and of cash flow present fairly, in all material respects, the financial position of Mantenimiento Express Marítimo, S. A. P. I. de C. V. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers, S. C.
Mexico City, Mexico
December 8, 2016

MANTENIMIENTO EXPRESS MARITIMO S.A.P.I. de C.V. BALANCE SHEETS (in thousands, except share data)

	December 31, 2015	December 31, 2014
		(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$9,071	$441
Restricted cash	5,712	3,514
Receivables:
Trade	39,951	27,860
Other	181	1,114
Inventories	672	548
Prepaid expenses	261	323
Total current assets	55,848	33,800
Property and Equipment:
Historical cost	224,084	160,202
Accumulated depreciation	(35,780)	(22,690)
	188,304	137,512
Construction in progress	305	7,449
Net property and equipment	188,609	144,961
	$244,457	$178,761
LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$11,948	$6,641
Secured notes due to SEACOR Marine	—	14,953
Accounts payable and accrued expenses	2,093	3,342
Accounts payable and accrued expenses due to SEACOR Marine	1,570	9,205
Accounts payable and accrued expenses due to Proyectos	1,042	542
Accrued interest	830	373
Accrued taxes	4,446	4,048
Total current liabilities	21,929	39,104
Long-Term Debt	104,206	53,470
Interest Rate Swaps	237	—
Advances from SEACOR Marine	13,769	5,880
Advances from Proyectos	14,331	6,120
Deferred Income Taxes	10,658	10,332
Total liabilities	165,130	114,906
Equity:
Common stock, stated value, 10,000 shares authorized and issued in 2016 and 2015	23,479	23,479
Additional paid-in capital	5,900	5,900
Retained earnings	50,114	34,476
Accumulated other comprehensive loss, net of tax	(166)	—
Total equity	79,327	63,855
	$244,457	$178,761

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MANTENIMIENTO EXPRESS MARITIMO S.A.P.I. de C.V. STATEMENTS OF COMPREHENSIVE INCOME (in thousands)

	For the years ended December 31,
	2015	2014
		(unaudited)
Operating Revenues	$78,363	$65,339
Costs and Expenses:
Operating	38,211	36,185
Administrative and general	2,826	2,248
SEACOR Marine management fees	300	300
Proyectos management fees	500	500
Depreciation	13,089	9,132
	54,926	48,365
Operating Income	23,437	16,974
Other Income (Expense):
Interest income	171	43
Interest expense	(6,107)	(3,630)
Interest expense on secured notes from SEACOR Marine	(48)	(788)
Derivative gains (losses), net	(898)	728
Foreign currency losses, net	(520)	(128)
	(7,402)	(3,775)
Income Before Income Tax Expense	16,035	13,199
Deferred Income Tax Expense	397	716
Net Income	15,638	12,483
Other Comprehensive Loss:
Derivative losses on cash flow hedges	(1,626)	—
Reclassification of derivative losses on cash flow hedges to interest expense	1,389	—
	(237)	—
Income tax benefit	71	—
	(166)	—
Comprehensive Income	$15,472	$12,483

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MANTENIMIENTO EXPRESS MARITIMO S.A.P.I. de C.V. STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Year ended December 31, 2013 (unaudited)	$23,479	$—	$21,993	$—	$45,472
Contribution of capital (unaudited)	—	5,900	—	—	5,900
Net income (unaudited)	—	—	12,483	—	12,483
Year ended December 31, 2014 (unaudited)	23,479	5,900	34,476	—	63,855
Net income	—	—	15,638	—	15,638
Other comprehensive loss	—	—	—	(166)	(166)
Year ended December 31, 2015	$23,479	$5,900	$50,114	$(166)	$79,327

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MANTENIMIENTO EXPRESS MARITIMO S.A.P.I. de C.V. STATEMENTS OF CASH FLOWS (in thousands)

	For the years ended December 31,
	2015	2014
		(unaudited)
Cash Flows from Operating Activities:
Net Income	$15,638	$12,483
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,089	9,132
Debt issuance cost amortization	667	—
Derivative (gains) losses, net	898	(728)
Cash settlement on derivative transactions, net	(170)	—
Foreign currency losses, net	520	128
Deferred income tax expense	397	716
Changes in operating assets and liabilities:
Increase in receivables	(11,886)	(10,546)
Increase in inventories and prepaid expenses	(62)	(526)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(7,529)	8,959
Net cash provided by operating activities	11,562	19,618
Cash Flows from Investing Activities:
Purchases of property and equipment	(56,737)	(17,473)
Net cash used in investing activities	(56,737)	(17,473)
Cash Flows from Financing Activities:
Payments on secured notes with SEACOR Marine	(14,953)	(10,647)
Payments on long-term debt	(69,334)	(7,025)
Proceeds from issuance of long-term debt, net of issuance costs	124,710	—
Increase in restricted cash	(2,198)	(97)
Capital contributions	—	5,900
Advances from shareholders	16,100	—
Net cash provided by (used in) financing activities	54,325	(11,869)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(520)	(128)
Net Increase (Decrease) in Cash and Cash Equivalents	8,630	(9,852)
Cash and Cash Equivalents, Beginning of Year	441	10,293
Cash and Cash Equivalents, End of Year	$9,071	$441
Supplemental Information:
Interest paid	$4,769	$4,055
Schedule of Non-Cash Investing and Financing Activities:
Financed purchase of equipment from SEACOR Marine	—	25,600

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MANTENIMIENTO EXPRESS MARITIMO S.A.P.I. de C.V.
NOTES TO FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
Nature of Operations. Mantenimiento Express Maritimo S.A.P.I. de C.V. (“MexMar” or the “Company”) was incorporated on August 12, 2003 in Mexico City. The Company operates a diverse fleet of offshore support vessels primarily servicing offshore oil and gas exploration, development and production facilities in the Republic of Mexico. The vessels deliver cargo and personnel to offshore installations, handle anchors and mooring equipment required to tether rigs to the seabed; tow rigs and assist in placing them on location and moving them between regions; and carry and launch equipment such as remote operated vehicles or “ROVs” used underwater in drilling and well installation, maintenance, and repair.
The Company is reliant upon its primary customer, Petroleos Mexicanos (“Pemex”), an oil company owned by the United Mexican States. During the year ended December 31, 2015 and 2014, $77.8 million and $64.1 million, respectively, of the Company’s operating revenues were derived from services provided to Pemex. The loss of Pemex as a customer or a decline in services provided to Pemex could have a material adverse effect on MexMar’s results of operations.
Related Parties. The Company’s common stock is held by two shareholders. Proyectos Globales de Energia y Servicios CME, S.A. de C.V. through two wholly-owned subsidiaries (collectively “Proyectos”) owns 51% and SEACOR Marine Holdings Inc. through an indirectly owned subsidiary (along with its other majority-owned subsidiaries collectively referred to as “SEACOR Marine”) owns 49%. SEACOR Marine is wholly owned by SEACOR Holdings Inc. (“SEACOR Holdings”).
Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those related to deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from estimates and those differences may be material.
Subsequent Events. The Company has performed an evaluation of subsequent events through December 8, 2016, the date the financial statements were available to be issued (see Note 11).
Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met. As of December 31, 2015 and 2014, the Company has no deferred revenue.
The Company earns and recognizes revenues primarily from the time charter of vessels to customers based upon daily rates of hire. Under a time charter, the Company provides a vessel to a customer and is responsible for all operating expenses, typically excluding fuel. Vessel charters may range from several days to several years. Revenues from time charters are recognized as services are provided. In the Gulf of Mexico, time charter durations and rates are typically established in the context of master service agreements that govern the terms and conditions of charter.
Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents primarily consist of overnight investments.
Restricted cash. The Company’s restricted cash balances were established in conjunction with the DVB Credit Facility (see Note 3). Amounts of restricted cash are used to repay outstanding balances under the DVB Credit Facility and to provide for scheduled drydocking expenses for its offshore support vessels.
Trade and Other Receivables. Pemex and any other trade customers are granted credit on a short-term basis and related credit risks are considered minimal. Other receivables consist primarily of insurance and other miscellaneous receivables. The Company routinely reviews its receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted. As of December 31, 2015 and 2014, the Company had no allowance for doubtful accounts.
Derivative Instruments. The Company accounts for derivatives through the use of a fair value concept whereby all of the Company’s derivative positions are stated at fair value in the accompanying balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying statements of income as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive loss in the accompanying statements of comprehensive income to the extent they are effective and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings.
Concentrations of Credit Risk. The Company is exposed to concentrations of credit risk associated with its cash and cash equivalents, restricted cash and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers described above, primarily Pemex. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.
Inventories. Inventories, which consist of fuel on its offshore support vessels are stated at the lower of cost (using the first-in, first-out method) or market. The Company records write-downs, as needed, to adjust the carrying amount of inventories to the lower of cost or market. There were no inventory write-downs during the years ended December 31, 2015 and 2014.
Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to offshore support vessels, the estimated useful life is typically based upon a newly built vessel being placed into service and represents the point at which it is typically not justifiable for the Company to continue to operate the vessel in the same or similar manner. From time to time, the Company may acquire older vessels that have already exceeded the Company’s useful life policy, in which case the Company depreciates such vessels based on its best estimate of remaining useful life, typically the next regulatory survey or certification date.
As of December 31, 2015, the estimated useful life (in years) of each of the Company’s major categories of new equipment was as follows:

Offshore support vessels	16
Other(1)	3-5
_____________________
(1)    Includes leasehold improvements, vehicles and other property and equipment.
The Company’s property and equipment as of December 31 was as follows (in thousands):

	Historical Cost	Accumulated Depreciation	Net Book Value
2015
Offshore support vessels	$223,685	$(35,549)	$188,136
Other(1)	399	(231)	168
	$224,084	$(35,780)	$188,304
2014
Offshore support vessels	$159,841	$(22,545)	$137,296
Other(1)	361	(145)	216
	$160,202	$(22,690)	$137,512
_____________________
(1)    Includes leasehold improvements, vehicles and other property and equipment.
Equipment maintenance and repair costs and the costs of routine overhauls, drydockings and inspections performed on vessels and equipment are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels, as well as major renewals and improvements to other properties, are capitalized.
Impairment of Long-Lived Assets. The Company performs an impairment analysis of long-lived assets used in operations, when indicators of impairment are present. These indicators may include a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group. If the carrying value of the assets is not recoverable, as determined by the estimated undiscounted cash flows, the carrying value of the assets is reduced to fair value, if lower. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. During the years ended December 31, 2015 and 2014, the Company did not identify indicators of impairment nor recognize any impairment charges related to long-lived assets held for use.

Debt Issuance Costs. Debt issuance costs incurred in connection with the issuance of debt are amortized over the life of the related debt using the effective interest rate method and is included in interest expense in the accompanying statements of income.
Self-insurance Liabilities. The Company maintains marine hull, liability and war risk, general liability and other insurance customary in the industry in which it operates. Both the marine hull and liability policies have per incident deductibles. Certain insurance coverage is obtained through SEACOR Holdings’ sponsored programs. The Company’s insurance premiums for these policies could differ if it were not part of SEACOR Holdings’ sponsored programs. To the extent that estimated self-insurance losses differ from actual losses realized, the Company’s insurance reserves could differ significantly and may result in either higher or lower insurance expense in future periods.
Income Taxes. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. The Company’s deferred tax assets and liabilities are calculated in accordance with Mexican tax regulations and denominated in Mexican pesos reflecting the jurisdiction in which the taxes will be settled. Gains and losses on the translation of deferred tax assets and liabilities into U.S. dollars are included in deferred income tax expense in the accompanying statements of comprehensive income. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying statements of comprehensive income. The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
In the normal course of business, the Company may be subject to challenges from tax authorities regarding the amount of taxes due for the Company. These challenges may alter the timing or amount of taxable income or deductions. As part of the calculation of income tax expense, the Company determines whether the benefits of its tax positions are at least more likely than not of being sustained based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained, the Company accrues the largest amount of the tax benefit that is more likely than not of being sustained. Such accruals require management to make estimates and judgments with respect to the ultimate outcome of its tax benefits and actual results could vary materially from these estimates.
Foreign Currency Transactions. The Company enters into transactions denominated in currencies other than its functional currency, the U.S. dollar. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency losses, net in the accompanying statements of income in the period in which the currency exchange rates change.
New Accounting Pronouncement. On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States. The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company has not yet selected the method of adoption and determined what impact, if any, the adoption of the new standard will have on its financial position, results of operations or cash flows.
On February 18, 2015, the FASB issued an accounting standard update that amends the guidance for evaluating whether to consolidate certain legal entities. Specifically, the accounting standard update modifies the method for determining whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities. Further, it eliminates the presumption that a general partner should consolidate a limited partnership and impacts the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. The accounting standard update is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The Company does not expect the adoption of the accounting standard to have a material impact on its financial position, results of operations and cash flows.
On April 7, 2015, the FASB issued final guidance to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs have not changed. The new standard requires retrospective application and represents a change in accounting principle. The final guidance is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The Company elected to early adopt this standard as of December 31, 2015.
On November 20, 2015, the FASB issued final guidance to simplify the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent in a classified balance sheet. The new standard does not affect the current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount. The final guidance is effective for annual and interim periods beginning after December 15, 2016, and early adoption is permitted. The Company elected to early adopt this standard as of December 31, 2015.
On February 25, 2016, the FASB issued a comprehensive new leasing standard, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its financial position, results of operations or cash flows.
2. EQUIPMENT ACQUISITIONS
Equipment Additions. During the years ended December 31, 2015 and 2014, the Company’s capital expenditures were $56.7 million and $17.5 million, respectively. During the year ended December 31, 2015, the Company took delivery of two supply vessels that were acquired from SEACOR Marine (see Note 9). During the year ended December 31, 2014, the Company took delivery of two supply vessels.
3. LONG-TERM DEBT
The Company’s long-term debt obligations as of December 31 were as follows (in thousands):

	2015	2014
DVB Credit Facility	$118,352	$60,111
Secured Notes due from SEACOR Marine	—	14,953
	118,352	75,064
Portion due within one year	(11,948)	(21,594)
Issuance costs related to DVB Credit Facility	(2,198)	—
	$104,206	$53,470
The Company’s long-term debt maturities for the years ended December 31 were as follows (in thousands):

2016	$12,298
2017	12,298
2018	12,298
2019	12,298
2020	12,298
Years subsequent to 2020	56,862
$118,352
DVB Credit Facility. During 2012, the Company and DVB Bank N.A. (“DVB Bank”) entered into a $50.0 million credit facility secured by the Company’s offshore support vessel fleet. During 2013 and 2015, the Company and DVB Bank made various amendments to the DVB Credit Facility, primarily to increase the borrowing capacity to $170.0 million (the “DVB Credit Facility”), the last of which occurred in June 2015. Draws on the DVB Credit Facility are limited to 65% of the fair market value of the Company’s offshore support vessels that are subject to a time charter or bareboat charter in excess of one year. The DVB Credit Facility contains certain financial covenants such as a minimum debt service coverage ratio, cash balances and asset maintenance levels, as defined. The minimum cash balances, as defined, includes the restricted cash balances for quarterly principal and interest payments and reserves for future budgeted drydocking costs (see Note 1). There are no events of default or covenants breached as of December 31, 2015, and all other terms within the agreement are usual and customary.
The DVB Credit Facility bears interest at a variable rate determined by reference to the three month London Interbank Offered rate (“LIBOR”) plus a margin of 2.9% and ranges from 3.2% and 3.4% as of December 31, 2015. As of December 31, 2015, the effective interest rate was 5.2%. The DVB Credit Facility requires quarterly principal and interest payments and a quarterly fee payable on the unused portion of the facility equal to 1% per annum. During the year ended December 31, 2015, the Company incurred $2.9 million of issuance costs related to amending the DVB Credit Facility.
Secured Notes from SEACOR Marine. On April 23, 2014, the Company purchased two offshore support vessels from SEACOR Marine (see Notes 2 and 9). The Company issued notes payable to SEACOR Marine for $25.6 million for a portion of the purchase price (the “SEACOR Marine Secured Notes”) secured by the vessels. The SEACOR Marine Secured Notes had an interest rate of 5.5% per annum, required monthly principal and interest payments and matured on April 22, 2015. During January 2015, the Company repaid the outstanding balance on the SEACOR Marine Secured Notes and all accrued interest.

4. ADVANCES FROM SHAREHOLDERS
From time to time, the Company’s shareholders provide advances to the Company for various uses, primarily for the acquisition of offshore support vessels and other working capital purposes. These advances are non-interest bearing and have no set repayment terms.
5. INCOME TAXES
The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the years ended December 31:

	2015	2014
Statutory rate	30.0%	30.0%
Exchange gains on statutory tax regulations	(21.7)%	(14.2)%
Exchange gains on net operating loss carryforwards	(3.9)%	(4.2)%
Non-deductible expenses	0.5%	0.9%
Inflation adjustment on statutorily defined monetary items(1)	2.9%	4.8%
Inflation adjustment on net operating loss carryforwards(1)	(4.9)%	(12.2)%
Other	(0.4)%	0.3%
	2.5%	5.4%
_____________________

(1)
The Company files income tax returns in Mexico in accordance with Mexican tax regulations and its tax liabilities are denominated in Mexican Pesos. Mexican tax regulations provide for certain expenses and net operating loss carryforwards to be adjusted based on a statutorily defined inflation rate.

The components of net deferred income tax liabilities as of December 31 were as follows (in thousands):

	2015	2014
Deferred tax liabilities:
Property and equipment	$12,865	$17,729
Derivative instruments	—	190
Debt issuance costs	700	—
Total deferred tax liabilities	13,565	17,919
Deferred tax assets:
Net operating loss carryforwards	2,611	7,323
Interest rate swaps	71	—
Accrued liabilities	225	264
Total deferred tax assets	2,907	7,587
Net deferred tax liabilities	$10,658	$10,332
The Company’s income tax returns for tax years 2011 through 2015 are still subject to audit by the Mexican tax authorities. As of December 31, 2016, the Company had $8.7 million of net operating loss carryforwards, which will expire in 2023.
6. SHAREHOLDERS’ EQUITY
The Company’s shareholders’ equity consists of two classes of common stock; Series “A” Class I and Series “B” Class II. As of December 31, 2015, 5,100 shares of Series “A” Class I shares are held by Proyectos and 4,900 shares of Series “B” Class II are held by SEACOR Marine. The are no differences in the rights and ownership of the Series “A” Class I and Series “B” Class II shares other than Series “B” Class II reflecting ownership in the Company by a foreign person.
The net income for each period is subject to a Mexican legal provision requiring at least 5% of the net income for each period be maintained as retained earnings until an amount equal to 20% of the common stock has been reserved.
In October 2013, the Mexican Chamber of Senators and Representatives enacted a new income tax law (the “Act”) effective January 1, 2014. Among other things, the Act sets a tax of 10% on the net income earned in 2014 and subsequent years and paid to foreign residents and Mexican citizens. For income earned in years prior to 2014, net income is taxed based on the income tax law in effect at the time. Dividends paid are not subject to income tax if they are paid from accumulated net profits generated prior to 2014. Any dividends paid in excess of these accumulated net profits are subject to a tax rate of up to 42.896% in certain circumstances. The current tax is payable by the Company and may be credited against the Company’s income or flat tax in the period paid or the following two years. Dividends paid from net income previously taxed are not subject to tax withholding or additional tax payment. During the years end December 31, 2015 and 2014, the Company made no dividend payments to its shareholders.
7. DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES
Derivative instruments are classified as either assets or liabilities based on their individual fair values. The fair values of the Company’s derivative instruments as of December 31 were as follows (in thousands):

	2015		2014
	Derivative Asset	Derivative Liability	Derivative Asset(1)	Derivative Liability
Derivatives designated as hedging instruments:
Interest rate swap agreements (cash flow hedges)	$—	$237	$—	$—

Derivatives not designated as hedging instruments:
Interest rate swap agreements	$—	$—	$728	$—
_________________

(1)	Included in other receivables in the accompanying balance sheets.
Cash Flow Hedges. As of December 31, 2015, the Company had four interest rate swap agreements with maturities in 2023 that call for it to pay a fixed rate of interest ranging from 1.71% to 2.05% on the aggregate amortized notional value of $117.8 million and receive a variable interest rate based on LIBOR on the aggregate amortized notional value. The Company recognized losses on derivative instruments designated as cash flow hedges of $1.6 million for the year ended December 31, 2015 as a component of other comprehensive loss.
Other Derivative Instruments. As of December 31, 2014, the Company had four interest rate swap agreements with maturities ranging from 2020 to 2021 that called for it to pay fixed interest rates ranging from 1.17% to 1.95% on the aggregate amortized notional value of $60.1 million and receive a variable interest rate based on LIBOR on the aggregate amortized notional value. These interest rate swaps were settled during 2015. During the years ended December 31, 2015 and 2014, the Company recognized losses of $0.9 million and gains of $0.7 million, respectively, on these interest rate swap agreements included in derivative gains (losses), net included in the accompany statements of comprehensive income.
8. FAIR VALUE MEASUREMENTS
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The Company’s financial assets and liabilities as of December 31 that are measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3
2015
LIABILITIES
Interest Rate Swaps	$—	$237	$—
2014
ASSETS
Derivative instruments (included in other receivables)	$—	$728	$—

The estimated fair value of the Company’s other financial assets and liabilities as of December 31 were as follows (in thousands):

	Carrying Amount	Estimated Fair Value
		Level 1	Level 2	Level 3
2015
ASSETS
Cash, cash equivalents and restricted cash	$14,783	$14,783	$—	$—
LIABILITIES
Long-term debt, including current portion	118,352	—	109,590	—
Advances from SEACOR Marine	13,769	see below
Advances from Proyectos	14,331	see below
2014
ASSETS
Cash, cash equivalents and restricted cash	$3,955	$3,955	$—	$—
LIABILITIES
Long-term debt, including current portion	60,111	—	60,111	—
Advances from SEACOR Marine	5,880	see below
Advances from Proyectos	6,120	see below
The carrying value of cash, cash equivalents and restricted cash approximates fair value. The fair value of the Company’s long-term debt as of December 31, 2014, approximates fair value as the debt was repaid in January 2015 (see Note 3). The fair value of the Company’s long-term debt as of December 31, 2015 was estimated by using discounted cash flow analyses based on estimated current rates for similar types of arrangements. It was not practicable to estimate the fair values of the Company’s advances from SEACOR Marine and Proyectos because the timing of settlement of these instruments is not certain and the inability to estimate fair value without incurring excessive costs. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
9. RELATED-PARTY TRANSACTIONS
The Company chartered in five vessels from SEACOR Marine for $11.6 million and $13.5 million during the years ended December 31, 2015 and 2014, respectively. One of the charters was terminated in May 2015 and four were terminated during 2016. As of December 31, 2015 and 2014, the Company owed $1.0 million and $5.6 million, respectively, to SEACOR Marine related to these chartered in vessels and are included in accounts payable and accrued expenses due to SEACOR Marine in the accompanying balance sheets.
During the year ended December 31, 2014, the Company purchased two supply vessels from SEACOR Marine for $32.0 million (see Notes 2 and 3).
The Company pays management fees to SEACOR Marine primarily for commercial and technical support for its offshore support vessels. The management fees are fixed at $0.3 million per annum and are included in SEACOR Marine management fees in the accompanying statements of comprehensive income.
The Company also pays management fees to Proyectos primarily for administrative management, contract support and for use of certain office space and technology infrastructure. The management fees are fixed at $0.5 million per annum and are included in Proyectos management fees in the accompanying statements of comprehensive income.
From time to time, SEACOR Marine in conjunction with providing technical and commercial support, procures certain equipment and services related to the Company’s offshore support vessels on behalf of and at the direction of the Company. Certain of the equipment and services may be paid for directly by SEACOR Marine and as of December 31, 2015 and 2014, the Company owed $0.2 million and $3.3 million, respectively, to SEACOR Marine for reimbursement of costs related to the equipment and services and are included in accounts payable and accrued expenses due to SEACOR Marine in the accompanying balance sheets.

10. CONTINGENCIES
In the normal course of its business, the Company becomes involved in various other litigation matters, including, among other things, claims by third parties for alleged property damages and personal injuries. Management may use estimates in determining the Company’s potential exposure to these matters and record reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect that such changes in estimated costs would have a material effect on the Company’s financial position or its results of operations.
11. SUBSEQUENT EVENTS
Subsequent to December 31, 2015, the Company:

•	had capital expenditures of $34.8 million of which $34.0 million related to the delivery of two supply vessels from SEACOR Marine; and

•	received $15.0 million in pro rata advances from shareholders.